As filed with the Securities and Exchange Commission on August 1, 2012
Registration No. 333-182463

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PARK STERLING CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina	6022	27-4107242
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1043 Morehead Street, Suite 201
Charlotte, North Carolina 28204
(704) 716-2134
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James C. Cherry
Chief Executive Officer
1043 Morehead Street, Suite 201
Charlotte, North Carolina 28204
(704) 716-2134
 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
P. Christian Scheurer, Esq. Richard W. Viola, Esq. McGuireWoods LLP 201 North Tryon Street Charlotte, North Carolina 28202 Phone: (704) 343-2000	John J. Gorman, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, NW, Suite 780 Washington, District of Columbia 20015 Phone: (202) 274-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☑
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                                       ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)                            ☐

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED AUGUST 1, 2012

Proxy Statement and Prospectus of Park Sterling Corporation	Proxy Statement of Citizens South Banking Corporation

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Park Sterling Corporation (Park Sterling) and Citizens South Banking Corporation (Citizens South) have entered into an agreement and plan of merger (merger agreement) regarding the merger of Park Sterling and Citizens South. If the merger is completed, Citizens South will be merged with and into Park Sterling, with Park Sterling as the surviving entity.

As a result of the merger, each outstanding share of Citizens South common stock will be exchanged for either $7.00 in cash or 1.4799 shares of Park Sterling common stock. Citizens South stockholders will have the opportunity to elect to receive merger consideration in the form of cash or shares of Park Sterling common stock, or a combination thereof. Citizens South stockholders may also choose no preference, in which case the merger consideration to be received will be determined by the exchange agent depending on the amount of cash and shares elected by those Citizens South stockholders who make an express election.

Notwithstanding the elections that may be made by Citizens South stockholders, no more than 30% of the shares of Citizens South common stock will be paid in cash, with the remaining 70% to be paid in shares of Park Sterling common stock. If the elections made by Citizens South stockholders would result in an oversubscription for either stock or cash, then the exchange agent will prorate the amount of stock and cash to be issued to Citizens South stockholders in the merger as necessary to obtain the 70% stock / 30% cash allocation of the merger consideration.  In that case, Citizens South stockholders may receive a combination of cash and shares of Park Sterling common stock for their shares of Citizens South common stock that is different than what they elected, depending on the elections made by other Citizens South stockholders.

Park Sterling shareholders will continue to own their existing shares of Park Sterling common stock after the merger.

The value of the total merger consideration will fluctuate with the market price of Park Sterling common stock. The following table shows the closing sale prices of Park Sterling common stock and Citizens South common stock as reported on the NASDAQ Global Market (NASDAQ) on May 11, 2012, the last trading day before we announced the merger, and on •, 2012, the last practicable trading day before the distribution of this Joint Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of Citizens South common stock, which is calculated by assuming (1) 70% of each share of Citizens South common stock is converted into Park Sterling common stock (with the value of a full Citizens South share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 1.4799) and (2) the remaining 30% of each such share is converted into cash (based on a price per Citizens South share equal to $7.00). Based on these assumptions, Park Sterling expects to issue approximately 11,919,746 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	Citizens South Common Stock	Implied Value per Share of Citizens South Common Stock

At May 11, 2012	$4.50	$5.00	$6.76
At •, 2012	$•	$•	$•

The market prices of both Park Sterling common stock and Citizens South common stock will fluctuate before the merger and you are urged to obtain current market quotations. Park Sterling common stock is listed on NASDAQ under the symbol “PSTB” and Citizens South common stock is listed on NASDAQ under the symbol “CSBC.” We expect that the merger generally will be tax free to Citizens South stockholders as to shares of Park Sterling common stock received in the merger and taxable to Citizens South stockholders as to the cash received.

Park Sterling will hold a special meeting of its shareholders to vote on the merger agreement, to be held on •, 2012. The Park Sterling board of directors has unanimously approved the merger agreement, and determined that the merger agreement and the transactions contemplated thereby are in the best interests of Park Sterling and its shareholders. The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” approval and adoption of the merger agreement.

Citizens South will hold a special meeting of its stockholders to vote on the merger agreement and related proposals, to be held on •, 2012. The Citizens South board of directors has unanimously approved the merger agreement, and determined that the merger agreement and the transactions contemplated thereby are in the best interests of Citizens South and its stockholders. The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” approval and adoption of the merger agreement.

The merger cannot be completed unless both the Park Sterling shareholders and the Citizens South stockholders approve the proposals related to the merger. Your vote is important.  Regardless of whether you plan to attend your special meeting in person, please take the time to vote your shares in accordance with the instructions contained in this Joint Proxy Statement/Prospectus. Failing to vote will have the same effect as voting against the merger.

            This Joint Proxy Statement/Prospectus describes the Park Sterling and Citizens South special meetings, the merger, the documents related to the merger and other related matters.  Please carefully read this entire Joint Proxy Statement/Prospectus, including “Risk Factors” beginning on page 27 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of Park Sterling and Citizens South has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Park Sterling common stock to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The date of this Joint Proxy Statement/Prospectus is •, 2012, and it is first being mailed or otherwise delivered to Park Sterling shareholders and Citizens South stockholders on or about •, 2012.

Park Sterling Corporation
1043 East Morehead Street, Suite 201
Charlotte, North Carolina 28204

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on •, 2012

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Park Sterling Corporation will be held at • on •, 2012, at • a.m., local time, for the following purposes:

1.
Merger Proposal.  To consider and vote upon the adoption and approval of the Agreement and Plan of Merger, dated as of May 13, 2012, by and between Park Sterling Corporation and Citizens South Banking Corporation, as the agreement may be amended from time to time, pursuant to which Citizens South Banking Corporation will merge with and into Park Sterling Corporation; and

2.
Adjournment Proposal.  To consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.

The merger with Citizens South is more fully described in the accompanying Joint Proxy Statement/Prospectus, which Park Sterling shareholders should read carefully in its entirety before voting. In particular, Park Sterling shareholders should carefully read “Risk Factors” beginning on page 27 for a discussion of certain risk factors relating to the proposed merger. A copy of the merger agreement is included as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

Holders of Park Sterling common stock are not entitled to appraisal or dissenters’ rights under North Carolina law in connection with the merger, as described in greater detail in the accompanying Joint Proxy Statement/Prospectus.

Our board of directors unanimously recommends that you vote (i) “FOR” approval and adoption of the merger agreement and (ii) “FOR” the proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.  Approval and adoption of the merger agreement is subject to separate votes by the Park Sterling shareholders and the Citizens South stockholders.

Only shareholders of record of Park Sterling common stock at the close of business on •, 2012 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

YOUR VOTE IS VERY IMPORTANT.  In order for the proposed merger to be completed, the merger agreement must be approved and adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of Park Sterling common stock entitled to vote thereon at the special meeting. If you do not vote by proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the proposed merger. Whether or not you expect to attend the special meeting in person, you are urged to submit your proxy as promptly as possible (1) by accessing the internet website specified on the enclosed proxy card, (2) by calling the telephone number specified on the enclosed proxy card or (3) by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting, but it will ensure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before it is exercised at the special meeting.

Each Park Sterling shareholder who attends the special meeting in person may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders attending the special meeting and holding Park Sterling common stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date for the special meeting.

By Order of the Board of Directors,

Stephen A. Arnall
Secretary

Charlotte, North Carolina
•, 2012

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held on •, 2012

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Citizens South Banking Corporation will be held at • on •, 2012, at • a.m., local time, for the following purposes:

1.
Merger Proposal.  To consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of May 13, 2012, by and between Park Sterling Corporation and Citizens South Banking Corporation, as the agreement may be amended from time to time, pursuant to which Citizens South Banking Corporation will merge with and into Park Sterling Corporation;

2.
Advisory Vote on Golden Parachute Compensation.  To cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and its subsidiary, Citizens South Bank, in connection with the merger; and

3.
Adjournment Proposal.  To consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.

The merger with Park Sterling is more fully described in the accompanying Joint Proxy Statement/Prospectus, which Citizens South stockholders should read carefully in its entirety before voting. In particular, Citizens South stockholders should carefully read “Risk Factors” beginning on page 27 for a discussion of certain risk factors relating to the proposed merger. A copy of the merger agreement is included as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

Holders of Citizens South common stock may have the right to demand an appraisal by the Delaware Court of Chancery of the fair value of their shares of Citizens South common stock under applicable provisions of Delaware law, as described in greater detail in the accompanying Joint Proxy Statement/Prospectus. In order to perfect your appraisal rights, you must give written demand to Citizens South before the merger agreement is voted on at the special meeting and you must not vote in favor of approval and adoption of the merger agreement. A copy of the section of the Delaware General Corporation Law pertaining to appraisal rights is included as Appendix D to the accompanying Joint Proxy Statement/Prospectus.

Our board of directors unanimously recommends that you vote (i) “FOR” approval and adoption of the merger agreement, (ii) “FOR” the approval, on an advisory (nonbinding) basis, the “golden parachute” compensation payable to certain Citizens South officers by Citizens South and its subsidiary, Citizens South Bank, in connection with the merger, and (iii) “FOR” the proposal to adjourn the special meeting of stockholders, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the merger agreement. Approval and adoption of the merger agreement is subject to separate votes by the Park Sterling shareholders and the Citizens South stockholders.

Only stockholders of record of Citizens South common stock at the close of business on •, 2012 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

YOUR VOTE IS VERY IMPORTANT.  In order for the proposed merger to be completed, the merger agreement must be approved and adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of Citizens South common stock entitled to vote thereon at the special meeting. If you do not vote by proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the proposed merger. Whether or not you expect to attend the special meeting in person, you are urged to submit your proxy as promptly as possible (1) by accessing the internet website specified on the enclosed proxy card, (2) by calling the telephone number specified on the enclosed proxy card or (3) by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting, but it will ensure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before it is exercised at the special meeting.

Each Citizens South stockholder who attends the special meeting in person may be asked to present valid picture identification, such as a driver’s license or passport. Stockholders attending the special meeting and holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date for the special meeting.

By Order of the Board of Directors,

Paul L. Teem, Jr.
Secretary

Gastonia, North Carolina
•, 2012

IMPORTANT NOTICE

Park Sterling has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (Securities Act), to register with the Securities and Exchange Commission (SEC) the distribution to Citizens South stockholders of the shares of Park Sterling common stock to be issued in connection with the merger. This Joint Proxy Statement/Prospectus constitutes part of that registration statement. The registration statement, including the attached exhibits, contains additional relevant information about Park Sterling and Park Sterling common stock. For further information about Park Sterling, you should review the registration statement.

This Joint Proxy Statement/Prospectus constitutes a proxy statement of Citizens South with respect to the solicitations of proxies for the Citizens South special meeting, a proxy statement of Park Sterling with respect to the solicitations of proxies for the Park Sterling special meeting and a prospectus of Park Sterling for the shares of common stock that Park Sterling will issue to Citizens South stockholders in the merger. Park Sterling has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Park Sterling, and Citizens South has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Citizens South.

The web addresses of the SEC, Park Sterling and Citizens South are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this Joint Proxy Statement/Prospectus and you should not consider information contained on those websites to be part of this Joint Proxy Statement/Prospectus or any supplement thereto.

This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which or to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation.

Neither Park Sterling nor Citizens South has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained or incorporated by reference in this Joint Proxy Statement/Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Joint Proxy Statement/Prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Joint Proxy Statement/Prospectus does not extend to you.  The information contained in this Joint Proxy Statement/Prospectus speaks only as of the date of this Joint Proxy Statement/Prospectus unless the information specifically indicates that another date applies.

REFERENCES TO ADDITIONAL INFORMATION

This Joint Proxy Statement/Prospectus incorporates by reference important business and financial information about Park Sterling from documents filed with or furnished to the SEC that are not included in or delivered with this Joint Proxy Statement/Prospectus. You can obtain any of the documents filed with or furnished to the SEC by Park Sterling, as well as any documents filed with or furnished to the SEC by Citizens South, at no cost from the SEC’s website at http://www.sec.gov.

You may also request copies of these documents, including documents incorporated by reference in this Joint Proxy Statement/Prospectus, at no cost by contacting the appropriate company at the following address:

Park Sterling Corporation 1043 E. Morehead Street, Suite 201 Charlotte, North Carolina 28204 Attn: Corporate Secretary Telephone: (704) 716-2134	Citizens South Banking Corporation 519 South New Hope Road Gastonia, North Carolina 28054-4040 Attn: Corporate Secretary Telephone: (704) 868-5200

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that Park Sterling shareholders requesting documents must do so by •, 2012 and Citizens South stockholders requesting documents must do so by •, 2012, in order to receive them before the special meeting.

You may also obtain copies of these documents, free of charge, by going to the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or Citizens South’s website (www.citizenssouth.com).

For more information, see “Where You Can Find More Information” later in this Joint Proxy Statement/Prospectus.

i

Reasonable Best Efforts to Obtain the Required Shareholder Vote	92
Agreement Not to Solicit Other Offers	93
Expenses and Fees	94
Employee Matters	95
Citizens South ESOP	95
Indemnification and Insurance	95
Certain Park Sterling Commitments	96
Certain Citizens South Commitments	96
Conditions to Complete the Merger	96
Termination of the Merger Agreement	97
Effect of Termination	98
Amendment, Waiver and Extension of the Merger Agreement	98
DESCRIPTION OF THE COMMON STOCK OF PARK STERLING CORPORATION	99
COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING CITIZENS SOUTH STOCKHOLDERS	100
INFORMATION ABOUT PARK STERLING CORPORATION	108
INFORMATION ABOUT CITIZENS SOUTH BANKING CORPORATION	110
Business	110
Properties	117
Legal Proceedings	117
Management’s Discussion and Analysis of Financial Condition and Results of Operations	117
Quantitative and Qualitative Disclosures About Market Risk	142
Other Information	143
MANAGEMENT FOLLOWING THE MERGER	145
TRANSACTIONS WITH RELATED PERSONS AND CERTAIN CONTROL PERSONS OF CITIZENS SOUTH	146
SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS AND CERTAIN BENEFICIAL OWNERS OF CITIZENS SOUTH	147
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	149
LEGAL MATTERS	159
EXPERTS	159
HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS	159
FUTURE SHAREHOLDER PROPOSALS	159
OTHER MATTERS	160
WHERE YOU CAN FIND MORE INFORMATION	161
INDEX TO CITIZENS SOUTH FINANCIAL STATEMENTS	F-1

APPENDICES
Appendix A – Agreement and Plan of Merger
Appendix B – Opinion of Keefe, Bruyette & Woods, Inc.
Appendix C – Form of Director Support Agreement
Appendix D – Section 262 of Delaware General Corporation Law

ii

QUESTIONS AND ANSWERS

The following are some questions that you, as a Park Sterling shareholder or a Citizens South stockholder, may have regarding the merger and the other matters being considered at the special meetings, and brief answers to those questions. We urge you to read carefully the remainder of this Joint Proxy Statement/Prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings.

Q:	Why am I receiving this Joint Proxy Statement/Prospectus?

A:
Park Sterling and Citizens South have entered into an Agreement and Plan of Merger, dated as of May 13, 2012, pursuant to which Citizens South will be merged with and into Park Sterling, with Park Sterling continuing as the surviving company. A copy of the merger agreement is included as Appendix A to this Joint Proxy Statement/Prospectus.

The merger cannot be completed unless, among other things:

•	holders of a majority of the shares of Park Sterling common stock entitled to vote at the Park Sterling special meeting vote to approve and adopt the merger agreement; and

•	holders of a majority of the shares of the outstanding Citizens South common stock entitled to vote at the Citizens South special meeting vote to approve and adopt the merger agreement.

Park Sterling and Citizens South will hold separate special meetings to obtain these approvals. In addition, Park Sterling is soliciting proxies from its shareholders with respect to one additional proposal, but completion of the merger is not conditioned upon receipt of this approval:

•
a proposal to adjourn or postpone the Park Sterling special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the merger agreement (the Park Sterling adjournment proposal).

Furthermore, Citizens South is soliciting proxies from its stockholders with respect to two additional proposals, but completion of the merger is not conditioned upon receipt of these approvals:

•
a proposal to approve, on an advisory (nonbinding) basis, the “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and its subsidiary, Citizens South Bank, in connection with the merger (the “golden parachute” proposal); and

•
a proposal to adjourn or postpone the Citizens South special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the merger agreement (the Citizens South adjournment proposal).

This Joint Proxy Statement/Prospectus contains important information about the merger and the proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because both the Park Sterling and Citizens South boards of directors are soliciting proxies from their respective shareholders and stockholders. It is a prospectus because Park Sterling will issue shares of Park Sterling common stock to holders of Citizens South common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why is Citizens South merging with and into Park Sterling?

A:
The proposed merger will create the largest community bank by deposits headquartered in the Charlotte-Gastonia-Rock Hill Metropolitan Statistical Area (MSA) with a diversified mix of consumer banking, mortgage origination, commercial and industrial lending, treasury management and wealth management capabilities. For a detailed discussion of the background of and reasons for the proposed merger, see “The Merger—Background of the Merger,” “—Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors” and “—Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors.”

Q:	What will I receive in the merger?

A:
Park Sterling Shareholders: If the merger is completed, Park Sterling shareholders will not receive any merger consideration and will continue to hold the shares of Park Sterling common stock that they currently hold. Following the merger, shares of Park Sterling common stock will continue to be traded on NASDAQ under the symbol “PSTB.”

Citizens South Stockholders: If the merger is completed, Citizens South stockholders will be entitled to receive, in exchange for each share of Citizens South common stock they hold at the effective time of the merger either: (i) 1.4799 shares of Park Sterling common stock; or (ii) $7.00 in cash.  In total, 70% of the shares of Citizens South common stock outstanding at the effective time of the merger will be exchanged for shares of Park Sterling common stock and 30% of the shares of Citizens South common stock will be exchanged for cash. Park Sterling will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Park Sterling common stock that you would otherwise be entitled to receive.

Q:	If I am a Citizens South stockholder, how do I make an election?

A:
Before the expected date of completion of the merger, you will receive an election form in which you may specify whether you would like to receive in exchange for your shares of Citizens South common stock (i) cash, (ii) Park Sterling common stock or (iii) a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive.

You must submit a properly completed election form on or before 5:00 p.m., Eastern Time, on •, 2012 or such other date set forth in the election form (the election deadline) to Broadridge Corporate Issuer Solutions, Inc. (the exchange agent). If you hold your shares of Citizens South common stock in “street name” through a bank, broker or other nominee, your bank, broker or other nominee, as applicable, will provide you with instructions on how to make an election. If your election form is received after the election deadline or you fail to comply with your bank’s, broker’s or nominee’s instructions, your election will be disregarded, and you will receive consideration in whatever form or mix that remains after taking into account the preferences of other Citizens South stockholders .

Q:	If I am a Citizens South stockholder, am I assured of receiving the exact form of consideration I elect to receive?

A:
No. Both the total number of shares of Park Sterling common stock to be issued and the amount of cash to be paid in the merger are fixed. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of Citizens South common stock. If the elections of all Citizens South stockholders result in an oversubscription of Park Sterling common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Park Sterling common stock. For a discussion of the proration procedures, see “The Merger Agreement—Cash or Stock Election.” Because the exchange ratio is fixed, unless you only receive cash for your shares of Citizens South common stock, the value of the merger consideration you receive will fluctuate depending on the current market price of Park Sterling common stock. Citizens South stockholders may obtain up-to-date information concerning the implied value of the merger consideration by calling Citizens South’s stockholder information agent, Phoenix Advisory Partners, toll-free at •.

Q:	If I am a Citizens South stockholder, what happens if I don’t make an election for cash or shares of Park Sterling common stock?

A:
If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of Citizens South common stock. The type of consideration you will receive will be determined by the type of consideration other Citizens South stockholders elect to receive so that, in total, 70% of the total outstanding shares of Citizens South common stock will be exchanged for shares of Park Sterling common stock and 30% of the total outstanding shares of Citizens South common stock will be exchanged for cash. For more information concerning the merger consideration, election procedures and the allocation and proration procedures, see “The Merger Agreement—Terms of the Merger” and “—Cash or Stock Election.” If you make an election prior to the election deadline and subsequently transfer record ownership of your shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner of your shares makes a new election prior to the election deadline.

Q:	If I am a Citizens South stockholder, how can I change my election?

A:
If you are a record holder of Citizens South common stock, you may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You also may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your Citizens South common stock, you should complete and return the election form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other Citizens South stockholders.

If you hold your Citizens South common stock in “street name” through a bank, broker or other nominee, and you wish to change your election, you should seek instructions from the institution holding your shares concerning how to change your election.

Q:	If I am a Citizens South stockholder, am I required to make an election in order to receive the merger consideration?

A:
No. If you do not make an election, you will still receive the merger consideration. However, if you have a preference for a specific form of merger consideration and do not make an election, the exchange agent will not take your preference into consideration. If you do not make an election, you will receive merger consideration in whatever form or mix remains after giving effect to the preferences of the Citizens South stockholders that do make elections.

Q:	When and where will the special meetings be held?

A:	Park Sterling Shareholders: The Park Sterling special meeting will be held at • on •, 2012, at • a.m., local time.

Citizens South Stockholders: The Citizens South special meeting will be held at • on •, 2012, at • a.m., local time.

Q:	What are the proposals on which I am being asked to vote?

A:	Park Sterling Shareholders: Park Sterling is soliciting proxies from its shareholders with respect to two proposals:

•	a proposal to approve and adopt the merger agreement, approval of which is a condition to completion of the merger; and

•	the Park Sterling adjournment proposal, approval of which is not a condition to completion of the merger.

The Park Sterling board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the Park Sterling adjournment proposal.

Citizens South Stockholders: Citizens South is soliciting proxies from its stockholders with respect to three proposals:

•	a proposal to approve and adopt the merger agreement, approval of which is a condition to completion of the merger;

•	the “golden parachute” proposal, approval of which is not a condition to completion of the merger; and

•	the Citizens South adjournment proposal, approval of which is not a condition to completion of the merger.

The Citizens South board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the “golden parachute” proposal and “FOR” the Citizens South adjournment proposal.

Q:	What vote is required to approve each proposal?

A:
Park Sterling Shareholders: Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of shares of Park Sterling common stock entitled to vote thereon at the special meeting. Approval of the Park Sterling adjournment proposal requires that the number of votes cast at the special meeting “for” the proposal exceed the number of votes cast “against” the proposal, whether or not a quorum is present. Approval of the Park Sterling adjournment proposal is not a condition to completion of the merger.

Citizens South Stockholders: Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Citizens South common stock entitled to vote thereon at the special meeting. Approval of the “golden parachute” proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. Approval of the Citizens South adjournment proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. Neither approval of the “golden parachute” proposal nor the Citizens South adjournment proposal is a condition to completion of the merger.

Q:	Who is entitled to vote at the special meeting?

A:
Park Sterling Shareholders: Holders of Park Sterling common stock at the close of business on •, 2012, the record date for the special meeting established by the Park Sterling board of directors, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournments or postponements. The notice of special meeting, this Joint Proxy Statement/Prospectus and the form of proxy are first being made available to Park Sterling shareholders on or about •, 2012.

As of the close of business on the Park Sterling record date, there were • shares of Park Sterling common stock outstanding and entitled to vote. Holders of Park Sterling common stock are entitled to one vote per share on each matter to be presented at the Park Sterling special meeting.

Citizens South Stockholders: Holders of Citizens South common stock at the close of business on •, 2012, the record date for the special meeting established by the Citizens South board of directors, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournments or postponements. The notice of special meeting, this Joint Proxy Statement/Prospectus and the form of proxy are first being made available to Citizens South stockholders on or about •, 2012.

As of the close of business on the Citizens South record date, there were • shares of Citizens South common stock outstanding and entitled to vote. Holders of Citizens South common stock are entitled to one vote per share on each matter to be presented at the Citizens South special meeting.

Q:	What are the quorum requirements for the special meeting?

A:
Park Sterling Shareholders: The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Park Sterling common stock entitled to vote at the special meeting is necessary to constitute a quorum. Your shares of Park Sterling common stock are counted as present at the special meeting for purposes of determining whether there is a quorum if you are present and vote in person at the special meeting or if a proxy card has been properly submitted by you or on your behalf at the special meeting, without regard to whether the proxy is marked as casting a vote or abstaining from voting.

Holders of a majority of the shares of Park Sterling common stock entitled to vote and present in person or represented by proxy at the special meeting, whether or not a quorum is present, may adjourn the special meeting to another time or place without further notice.

If you hold your Park Sterling common stock in “street name” through a bank, broker or other nominee, but you do not provide voting instructions, that broker will not be permitted to vote your shares at the special meeting. A “broker nonvote” occurs when a broker submits a proxy for your shares but does not vote on a particular proposal because the broker does not have discretionary voting power for that item and has not received instructions from you.  Broker nonvotes, if any, will be counted for purposes of determining a quorum but will not be treated as votes cast and therefore will have the effect of a vote “AGAINST” the proposal to approve and adopt the merger agreement, but will have no effect on the other matters being voted on at the Park Sterling special meeting.

Citizens South Stockholders: The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Citizens South common stock entitled to vote at the special meeting is necessary to constitute a quorum. Your shares of Citizens South common stock are counted as present at the special meeting for purposes of determining whether there is a quorum if you are present and vote in person at the special meeting or if a proxy card has been properly submitted by you or on your behalf at the special meeting, without regard to whether the proxy is marked as casting a vote or abstaining from voting.

Holders of a majority of the shares of Citizens South common stock entitled to vote and present in person or represented by proxy at the special meeting, whether or not a quorum is present, may adjourn the special meeting to another time or place without further notice.

If you hold your Citizens South common stock in “street name” through a bank, broker or other nominee, but you do not provide voting instructions, that broker will not be permitted to vote your shares at the special meeting. A “broker nonvote” occurs when a broker submits a proxy for your shares but does not vote on a particular proposal because the broker does not have discretionary voting power for that item and has not received instructions from you.  Broker nonvotes, if any, will be counted for purposes of determining a quorum but will not be treated as votes cast and therefore will have the effect of a vote “AGAINST” the proposal to approve and adopt the merger agreement, but will have no effect on the other matters being voted on at the Citizens South special meeting.

Q:	What do I need to do now?

A:
Park Sterling Shareholders: If you are a holder of record of Park Sterling common stock on the Park Sterling record date, after you have carefully read this Joint Proxy Statement/Prospectus, you are requested to vote by mail, by telephone, through the internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card as soon as possible so that your shares may be represented and voted at the special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares of Park Sterling common stock at the special meeting as you direct.

Citizens South Stockholders: If you are a holder of record of Citizens South common stock on the Citizens South record date, after you have carefully read this Joint Proxy Statement/Prospectus, you are requested to vote by mail, by telephone, through the internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card as soon as possible so that your shares may be represented and voted at the special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares of Citizens South common stock at the special meeting as you direct.

Q:	How do I vote?

A:
You can vote by (1) accessing the internet website specified on the enclosed proxy card, (2) calling the telephone number specified on the enclosed proxy card or (3) completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You can also vote in person at the special meeting. Even if you plan to attend the special meeting in person, please take the time to vote by one of these methods prior to the meeting to ensure that your vote is counted.

Q:	If my shares are held in “street name” by my broker and I do not provide my broker with voting instructions, will my broker vote my shares for me?

A:
No. If you hold your shares in a brokerage account or through a bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and these materials are being forwarded to you by your broker or nominee, which is considered the shareholder of record with respect to those shares.  As the beneficial owner, you have the right to direct your broker or nominee how to vote and you are also invited to attend the special meeting.  However, since you are not the holder of record, you may not vote these shares in person at the special meeting unless you obtain a signed proxy from the holder of record giving you the right to vote the shares.  Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

Your broker cannot vote on your behalf without specific instructions from you on how to vote. Accordingly, if you hold your shares in “street name,” it is critical that you cast your vote. You should follow the directions provided by your broker.

Q:	Can I change my vote?

A:
Park Sterling Shareholders: Yes. If you are the record holder of the shares, you may change your vote by: (1) submitting timely written notice of revocation to Park Sterling’s Corporate Secretary at any time prior to the vote at the special meeting; (2) if you previously completed and returned a proxy card, by submitting a new proxy card with a later date and returning it prior to the vote at the special meeting; (3) if you voted over the internet or by telephone, voting again over the internet or by telephone by the applicable deadline described below or by submitting a proxy card and returning it prior to the vote at the special meeting; or (4) attending the special meeting in person and voting your shares by ballot at the special meeting. Your last properly submitted vote will be the vote that is counted.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker or, if you have obtained a legal proxy from your broker giving you the right to vote your shares, you may change your vote by attending the Park Sterling special meeting and voting in person.

Citizens South Stockholders: Yes. If you are the record holder of the shares, you may change your vote by: (1) submitting timely written notice of revocation to Citizens South’s Corporate Secretary at any time prior to the vote at the special meeting; (2) if you previously completed and returned a proxy card, by submitting a new proxy card with a later date and returning it prior to the vote at the special meeting; (3) if you voted over the internet or by telephone, voting again over the internet or by telephone by the applicable deadline described below or by submitting a proxy card and returning it prior to the vote at the special meeting; or (4) attending the special meeting in person and voting your shares by ballot at the meeting. Your last properly submitted vote will be the vote that is counted.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker or, if you have obtained a legal proxy from your broker giving you the right to vote your shares, you may change your vote by attending the Citizens South special meeting and voting in person.

Q:	What is the deadline for voting?

A:
Park Sterling Shareholders: If you are the record holder of shares of Park Sterling common stock, you may vote by mail at any time prior to the special meeting as long as Park Sterling receives your proxy through the mail before the time of the special meeting or • a.m., local time on •, 2012. In addition, as a record holder, you may vote by internet or phone until 11:59 p.m., Eastern Time, on •, 2012. If your shares are held in “street name,” you must vote your shares in accordance with the voting instruction form by the deadline set by your broker.

Citizens South Stockholders: If you are the record holder of shares of Citizens South common stock, you may vote by mail at any time prior to the special meeting as long as Citizens South receives your proxy through the mail before the time of the special meeting or • a.m., local time on •, 2012. In addition, as a record holder, you may vote by internet or phone until 11:59 p.m., Eastern Time, on •, 2012. If your shares are held in “street name,” you must vote your shares in accordance with the voting instruction form by the deadline set by your broker.

Q:	What will happen if I fail to vote or I abstain from voting?

A:
Park Sterling Shareholders: If you fail to vote, it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the Park Sterling adjournment proposal. If you abstain from voting, your shares will be counted as represented at the special meeting, and it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the Park Sterling adjournment proposal.

Citizens South Stockholders: If you fail to vote, it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the Citizens South adjournment proposal or, assuming a quorum is present, on the “golden parachute” proposal. If you abstain from voting, your shares will be counted as represented at the special meeting, and it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the “golden parachute” proposal or the Citizens South adjournment proposal.

Q:	What if I return my proxy card without indicating how to vote?

A:	Park Sterling Shareholders: If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted:

•	in favor of approval and adoption of the merger agreement;

•	in favor of approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement; and

•	in the discretion of the proxy holders on any other proposals to be presented at the special meeting.

Citizens South Stockholders: If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted:

•	in favor of approval and adoption of the merger agreement;

•
in favor of approval, on an advisory (nonbinding) basis, of “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and Citizens South Bank in connection with the merger;

•	in favor of approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement; and

•	in the discretion of the proxy holders on any other proposals to be presented at the special meeting.

Q:	Have any Citizens South stockholders already agreed to vote in favor of the merger?

A:
Yes. In connection with the merger agreement, each of Citizens South’s directors has executed a support agreement with Park Sterling pursuant to which, among other things, he (a) will vote his shares of Citizens South common stock in favor of the merger and against an alternative business combination and (b) will not sell or transfer any shares of Citizens South common stock. The form of support agreement entered into by these Citizens South directors is included as Appendix C to this Joint Proxy Statement/Prospectus. As of May 11, 2012, the last trading day before announcement of the merger, these directors held an aggregate of approximately 661,745 shares of Citizens South common stock (representing approximately 5.75% of the outstanding shares of Citizens South common stock).

Q:
If I am a Citizens South stockholder, why am I being asked to cast an advisory (nonbinding) vote to approve “golden parachute” compensation that certain Citizens South officers will receive in connection with the merger?

A:
SEC rules require that Citizens South to seek an advisory (nonbinding) vote with respect to certain payments that will be made to Citizens South’s named executive officers by Citizens South and Citizens South Bank in connection with the merger. See “The Merger—Citizens South’s Directors and Officers Have Financial Interests in the Merger” and “—Golden Parachute Compensation for Citizens South Named Executive Officers.”

Q:	What will happen if Citizens South stockholders do not approve the “golden parachute” compensation at the Citizens South special meeting?

A:
Approval of the “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and Citizens South Bank in connection with the merger is not a condition to completion of the merger. The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on Citizens South. Therefore, if the merger is approved by the Citizens South stockholders and completed, the “golden parachute” compensation will still be paid to the Citizens South named executive officers.  A significant portion of the payments are being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to Citizens South stockholders in previous proxy statements.

Q:	Am I entitled to appraisal rights?

A:	Park Sterling Shareholders: No. Under North Carolina law, you are not entitled to appraisal rights in connection with the merger.

Citizens South Stockholders: Under Section 262 of the General Corporation Law of the State of Delaware (the DGCL), Citizens South stockholders may be entitled to have the “fair value” of their shares of Citizens South common stock appraised by the Delaware Court of Chancery if they comply with the procedures specified in Section 262 of the DGCL. Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares), which may occur if Citizens South stockholders elect to receive merger consideration in the form of Park Sterling shares in exchange for more than 70% of the outstanding Citizens South shares due to the proration provisions in the merger agreement. In order to perfect your appraisal rights, among other things, you must give written demand of appraisal for your shares before the merger agreement is voted on at the special meeting and you must not vote in favor of approval and adoption of the merger agreement, as described in this Joint Proxy Statement/Prospectus and in Section 262 of the DGCL. Whether or not Citizens South stockholders will be required to accept cash for their shares in the merger will not be known until after the vote on the merger agreement at the special meeting. However, if you wish to preserve any appraisal rights you may have, you must give a written demand for appraisal prior to the vote.

You are urged to read the summary of appraisal rights contained in this Joint Proxy Statement/Prospectus under the section titled “The Merger—Citizens South Stockholders May Have Dissenters' Rights Of Appraisal in the Merger” beginning on page 77, as well as Section 262 of the DGCL, which is attached as Appendix D to this Joint Proxy Statement/Prospectus.

Q:
Will Citizens South be required to submit the proposal to approve and adopt the merger agreement to its stockholders even if the Citizens South board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Citizens South special meeting, Citizens South is required to submit the proposal to approve and adopt the merger agreement to its stockholders even if the Citizens South board of directors has withdrawn, modified or qualified its recommendation. In this event, you will receive an amendment or supplement to this Joint Proxy Statement/Prospectus with updated information and explaining why the Citizens South board of directors has withdrawn, modified or qualified its recommendation.

Q:	When do you expect the merger to be completed?

A:
Park Sterling and Citizens South expect to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur in the fourth quarter of 2012. However, the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Park Sterling and Citizens South could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the special meetings are held and the date of the completion of the merger.

Q:	If I am a Citizens South stockholder, should I send in my stock certificates with my proxy card?

A:
No. Please DO NOT send in your Citizens South stock certificates with your proxy card. The exchange agent will separately send you an election form that includes instructions regarding the surrender of your stock certificates. If you wish, you may send your stock certificates (if any) to the exchange agent, together with your completed, signed election form. You will also be able to surrender your Citizens South stock certificates after the completion of the merger.

Q:	Whom should I call with questions about the merger agreement or the merger or to obtain additional copies of this Joint Proxy Statement/Prospectus?

A:
Park Sterling Shareholders: You should call Stephen A. Arnall, Secretary, at (704) 716-2134 with any questions about the merger agreement or the merger or to obtain additional copies of this Joint Proxy Statement/Prospectus. If your broker holds your shares, you may also call your broker for additional information.

Citizens South Stockholders: You should call Paul L. Teem, Jr., Secretary, at (704) 868-5200 with any questions about the merger agreement or the merger or to obtain additional copies of this Joint Proxy Statement/Prospectus. If your broker holds your shares, you may also call your broker for additional information. Citizens South stockholders may obtain up-to-date information concerning the implied value of the merger consideration by calling Citizens South’s stockholder information agent, Phoenix Advisory Partners, toll-free at •.

SUMMARY

This is a summary of material information regarding the proposed merger, the Park Sterling special meeting and the Citizens South special meeting contained in this Joint Proxy Statement/Prospectus. This summary does not contain all of the information that may be important to you, and we urge you to carefully read the entire Joint Proxy Statement/Prospectus, including the Appendices, before deciding how to vote. Each item in this summary refers to the page of this Joint Proxy Statement/Prospectus on which that subject is discussed in more detail. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

About This Joint Proxy Statement/Prospectus

The boards of directors of Park Sterling and Citizens South have approved and adopted the merger agreement between Park Sterling and Citizens South, pursuant to which Citizens South will merge with and into Park Sterling.  The merger cannot be completed unless the Park Sterling shareholders and the Citizens South stockholders approve and adopt the merger agreement. This document is the Proxy Statement used by the Citizens South board of directors to solicit proxies for the Citizens South special meeting and the Proxy Statement used by the Park Sterling board of directors to solicit proxies for the Park Sterling special meeting. It is also the Prospectus of Park Sterling regarding the shares of Park Sterling common stock to be issued to Citizens South stockholders if the merger is completed.

Except where the context indicates otherwise, references in this Joint Proxy Statement/Prospectus to “Park Sterling” refer to Park Sterling Corporation and its consolidated subsidiary and references to “Citizens South” refer to Citizens South Banking Corporation and its consolidated subsidiaries.  Likewise, references to “Park Sterling Bank” refer to Park Sterling Bank, a wholly owned subsidiary of Park Sterling, and references to “Citizens South Bank” refer to Citizens South Bank, a wholly owned subsidiary of Citizens South.  References to “we,” “us” or “our” refer to either Park Sterling or Citizens South, as the context indicates.

The Companies

Park Sterling Corporation (See page 108)

Park Sterling Corporation, a North Carolina corporation, is the holding company for Park Sterling Bank, a North Carolina-chartered commercial nonmember bank, and is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Park Sterling Bank opened for business on October 25, 2006 and conducted an equity offering in August 2010, which raised gross proceeds of $150.2 million to facilitate a change in its business plan from primarily organic growth at a moderate pace over the next few years to seeking accelerated organic growth and to selectively acquire regional and community banks in the Carolinas and Virginia. Park Sterling Corporation became the holding company for Park Sterling Bank in January 2011. In November 2011, Park Sterling completed its acquisition of Community Capital Corporation, the bank holding company for CapitalBank, a South Carolina state-chartered Federal Reserve member bank. CapitalBank was subsequently merged with and into Park Sterling Bank.  Park Sterling intends to continue building its multistate banking franchise through organic growth and selective acquisitions over the next several years.

Park Sterling’s primary focus is to provide financial services to small and mid-sized businesses, owner-occupied and income producing real estate owners, professionals and consumers doing business or residing within its target markets through its four full-service branches in North Carolina and nineteen full-service branches and one drive-through facility in South Carolina. Park Sterling offers a full array of banking services, including a diverse wealth management group. Park Sterling is focused on building a banking franchise that is noted for sound risk management, superior customer service and exceptional customer relationships. At March 31, 2012, Park Sterling had total assets of approximately $1.1 billion, total loans of approximately $728 million, total deposits of approximately $856 million and total shareholders’ equity of approximately $193 million.

Park Sterling Corporation acquired all of the outstanding stock of Park Sterling Bank in a statutory share exchange transaction on January 1, 2011. Before January 1, 2011, Park Sterling Corporation conducted no operations other than applying for regulatory approval of the share exchange transaction. Accordingly, the financial and other information presented in this Joint Proxy Statement/Prospectus with respect to periods before January 1, 2011 is information of Park Sterling Bank. See “Information About Park Sterling Corporation.”

Park Sterling’s principal executive offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its telephone number is (704) 716-2134.

Recent Developments. On July 26, 2012, Park Sterling announced net income for the second quarter of 2012 of $678,000, or $0.02 per share, compared to a net loss of $3.1 million, or $0.11 per share, for the second quarter of 2011. Park Sterling’s second quarter results were .impacted by, among other things, a $6.3 million, or 168%, increase in net interest income compared to the second quarter of 2011. Net interest income for the second quarter of 2012 was $10.1 million, compared to $3.7 million for the second quarter of 2011. At June 30, 2012, total assets were $1.12 billion, total gross loans were $712.5 million and total deposits were $842.0 million. Based on preliminary data, at June 30, 2012, Park Sterling’s Tier 1 risk-based capital ratio was 21.09% and its Tier 1 leverage ratio was 14.92%.

Citizens South Banking Corporation (See page 110)

Citizens South Banking Corporation, a Delaware corporation, is a savings and loan holding company that owns all of the outstanding stock of Citizens South Bank, a federally chartered savings bank. Citizens South Bank was founded in 1904 and is headquartered in Gastonia, North Carolina.

Citizens South provides a full range of retail products, commercial banking services and mortgage lending services to local customers through its 21 branch offices located in North Carolina, South Carolina and Georgia. Citizens South’s primary banking activities include the acceptance of deposits and the origination of loans. Citizens South offers retail deposit products such as checking, savings, NOW and money market accounts, as well as time deposits and individual retirement accounts. For business customers, Citizens South offers commercial analysis deposit accounts, business checking accounts and repurchase agreements. Citizens South also offers a wide variety of consumer and commercial loans including business loans, real estate loans, residential loans and consumer loans. Deposits are Federal Deposit Insurance Corporation (FDIC) insured up to applicable regulatory limits.

At March 31, 2012, Citizens South had $1.1 billion in assets with 21 full-service offices in the Charlotte and North Georgia regions, including Gaston, Iredell, Rowan, Mecklenburg and Union counties in North Carolina, York County in South Carolina and Towns, Union, Fannin and Gilmer counties in Georgia. Citizens South Bank is an Equal Housing Lender and Member, FDIC.

Citizens South’s principal executive offices are located at 519 South New Hope Road, P.O. Box 2249, Gastonia, North Carolina 28053-2249 and its telephone number is (704) 868-5200. See “Information About Citizens South Banking Corporation.”

Recent Developments. On July 23, 2012, Citizens South reported a net loss allocable to common stockholders totaling $716,000, or $0.06 per diluted share, for the quarter ended June 30, 2012, compared to net income available to common stockholders of $2.0 million, or $0.18 per diluted share, for the quarter ended June 30, 2011. The net income for the quarter ended June 30, 2011 was due to the $4.4 million pre-tax gain from acquisition relating to the April 2011 acquisition of New Horizons Bank in an FDIC-assisted transaction. Net interest income for the second quarter of 2012 was $8.2 million, compared to $8.6 million for the second quarter of 2011. At June 30, 2012, total assets were $1.05 billion, total loans, net were $716.4 million and total deposits were $852.8 million. At June 30, 2012, Citizens South Bank’s total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios were 15.6%, 14.3%, and 9.6%, respectively.

The Merger

General Description (See page 85)

Citizens South will merge with and into Park Sterling, with Park Sterling being the surviving company. The merger will be completed within five business days after all conditions to closing have been met, unless Park Sterling and Citizens South agree on a different closing date. A copy of the merger agreement is attached as Appendix A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

As a result of the merger, Citizens South Bank will become a wholly owned subsidiary of Park Sterling. As soon as practicable following the effective time of the merger, Park Sterling anticipates that Citizens South Bank and Park Sterling Bank will merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity. Until such time as Citizens South Bank is merged with and into Park Sterling Bank, Citizens South Bank will operate as a federally chartered savings bank separate from Park Sterling Bank.

Consideration Payable to Citizens South Stockholders (See page 85)

Citizens South stockholders may elect to receive merger consideration in the form of 1.4799 shares of Park Sterling common stock or $7.00 in cash in exchange for each share of Citizens South common stock they held immediately before the merger. The value of the merger consideration to be paid in the form of shares of Park Sterling common stock will fluctuate with the market price of Park Sterling common stock. At any market price per share of Park Sterling common stock greater than $4.73, the value per share of Citizens South common stock of the stock portion of the merger consideration will be greater than the $7.00 per share cash portion of the merger consideration.  Conversely, at any market price per share of Park Sterling common stock less than $4.73, the value per share of Citizens South common stock of the stock portion of the merger consideration will be less than the $7.00 per share cash portion of the merger consideration.

The type of merger consideration received by Citizens South stockholders will affect the tax treatment of the merger consideration. See below for more information regarding the tax consequences of the merger. The following table shows the implied value of the stock portion of the merger consideration payable in respect of one share of Citizens South common stock at various market prices of Park Sterling common stock.

Market Price of Park Sterling Common Stock	Implied Value of Stock Portion of the Merger Consideration
$4.85 (1)	$7.18
$4.73 (2)	$7.00
$4.50 (3)	$6.76
$3.89 (4)	$5.76

(1) High stock price since the execution of the merger agreement.
(2) Stock price at which the value of the stock portion of the merger consideration is equal to the $7.00 cash portion of the merger consideration.
(3) Closing stock price on May 11, 2012, the last trading day before the execution of the merger agreement.
(4) Low stock price since the execution of the merger agreement.

There is no maximum or minimum price of Park Sterling common stock at which Citizens South or Park Sterling may unilaterally terminate the merger agreement. Therefore, the market value of the shares of Park Sterling common stock that Citizens South stockholders receive at completion of the merger could vary significantly from the values indicated in the table above.

Because the merger agreement provides that 70% of the total number of shares of Citizens South common stock outstanding at the time of closing will be exchanged for Park Sterling common stock and the remaining 30% of the outstanding shares will be exchanged for cash, a Citizens South stockholder may actually receive a combination of cash and shares of Park Sterling common stock that is different than what that stockholder elects, depending on the elections made by other Citizens South stockholders. Cash will be paid in lieu of any fractional share of Park Sterling common stock. All elections will be subject to the allocation and proration procedures described in the merger agreement. Citizens South stockholders may make a different election with respect to each share of Citizens South stock they hold. Citizens South stockholders may obtain up-to-date information concerning the implied value of the merger consideration by Citizens South’s stockholder information agent, Phoenix Advisory Partners, toll-free at •.

Election of Cash or Stock Consideration (See page 86)

Before the expected date of completion of the merger, the exchange agent will send an election form to Citizens South stockholders. Citizens South stockholders may use the election form to indicate whether their preference is to receive cash, Park Sterling common stock, or a combination of cash and Park Sterling common stock, in exchange for their shares of Citizens South common stock, or whether they have no preference.

Citizens South stockholders should follow the instructions included with the election form to surrender their stock certificate(s) in exchange for the merger consideration. Following completion of the merger, the exchange agent will send a letter of transmittal to holders of Citizens South common stock who did not surrender their stock certificates before completion of the merger.

The merger agreement contains allocation and proration provisions that are designed to ensure that 70% of the outstanding shares of Citizens South common stock will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 1.4799) and that 30% of the outstanding shares of Citizens South common stock will be exchanged for cash ($7.00 per share). Therefore, if Citizens South stockholders elect to receive Park Sterling common stock for more than 70% of the outstanding shares of Citizens South common stock, the amount of Park Sterling common stock that each such stockholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, these Citizens South stockholders will receive cash consideration for any shares of Citizens South common stock for which they do not receive Park Sterling common stock.

Similarly, if Citizens South stockholders elect to receive cash for more than 30% of the outstanding shares of Citizens South common stock, the amount of cash that each such stockholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such stockholders will receive Park Sterling common stock for any shares of Citizens South common stock for which they do not receive cash.

If Citizens South stockholders do not make an election, they will be allocated either cash or shares of Park Sterling common stock, or a combination of cash and shares of Park Sterling common stock, depending on the elections made by other Citizens South stockholders. If you make an election before the election deadline but transfer record ownership of your shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

Citizens South’s Board of Directors Unanimously Recommends that Citizens South Stockholders Vote “FOR” Approval and Adoption of the Merger Agreement (See page 60)

Citizens South’s board of directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Citizens South and its stockholders and has unanimously approved the merger agreement.  Citizens South’s board of directors unanimously recommends that Citizens South stockholders vote “FOR” approval and adoption of the merger agreement. For the factors considered by Citizens South’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors.”

Park Sterling’s Board of Directors Unanimously Recommends that Park Sterling Shareholders Vote “FOR” Approval and Adoption of the Merger Agreement (See page 68)

Park Sterling’s board of directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of Park Sterling and its shareholders and has unanimously approved the merger agreement.  Park Sterling’s board of directors unanimously recommends that Park Sterling shareholders vote “FOR” approval and adoption of the merger agreement. For the factors considered by Park Sterling’s board of directors in reaching its decision to approve the merger agreement, see “The Merger—Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors.”

Material U.S. Federal Income-Tax Consequences of the Merger (See page 81)

The merger is intended to qualify as a reorganization for U.S. federal income-tax purposes, and it is a condition to the obligations to complete the merger of each of Park Sterling and Citizens South that it receive a legal opinion to that effect. Accordingly, the merger generally will be tax free to Citizens South stockholders with respect to the shares of Park Sterling common stock received in the merger and taxable with respect to the cash received in the merger. The amount of gain that Citizens South stockholders recognize in the merger generally will be limited to the lesser of the amount of gain that is realized and the amount of cash that is received in the merger. The amount of gain that is realized generally is equal to the excess, if any, of the sum of the cash and the fair market value of the Park Sterling common stock that Citizens South stockholders receive over their tax basis in the Citizens South common stock surrendered in the merger.

The federal income-tax consequences described above may not apply to all holders of Citizens South common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Public Trading Markets and Share Information (See page 25)

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” Citizens South common stock is listed on NASDAQ under the symbol “CSBC.” The following table shows the closing sale prices of Park Sterling common stock and Citizens South common stock as reported on NASDAQ on May 11, 2012, the last trading day before we announced the merger, and on •, 2012, the last practicable trading day before the distribution of this Joint Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of Citizens South common stock, which we calculated by assuming (1) 70% of each share of Citizens South common stock is converted into Park Sterling common stock (with the value of a full Citizens South share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 1.4799) and (2) the remaining 30% of each such share is converted into cash (based on a price per Citizens South share equal to $7.00). Based on these assumptions, Park Sterling expects to issue approximately 11,919,746 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	Citizens South Common Stock	Implied Value per Share of Citizens South Common Stock

At May 11, 2012	$4.50	$5.00	$6.76
At •, 2012	$•	$•	$•

The market price of Park Sterling’s common stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the date on which the merger takes place, as well as after completion of the merger. Citizens South stockholders are urged to obtain current market quotations for Park Sterling’s common stock. Citizens South stockholders may obtain up-to-date information concerning the implied value of the merger consideration by Citizens South’s stockholder information agent, Phoenix Advisory Partners, toll-free at •. No assurance can be given as to the market price of Park Sterling’s common stock at the time of the merger or thereafter.

Reselling the Shares You Receive in the Merger (See page 80)

The shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act.

Differences in Shareholders’ Rights (See page 100)

In the merger, each Citizens South stockholder who receives Park Sterling common stock will become a Park Sterling shareholder. The rights of Citizens South stockholders currently are governed by Delaware law and Citizens South’s certificate of incorporation and bylaws. The rights of Park Sterling shareholders currently are, and following the completion of the merger will continue to be, governed by North Carolina law and Park Sterling’s articles of incorporation and bylaws. There are differences in the rights of stockholders of Citizens South and shareholders of Park Sterling with respect to voting requirements and various other matters.

Reasons for the Merger (See pages 60 and 68)

Park Sterling entered into the merger agreement at the conclusion of a process in which the Park Sterling board of directors determined that a merger with Citizens South would represent an effective use of its capital by doubling its operating scale and would add to its franchise by deepening Park Sterling’s presence in the attractive Charlotte-Gastonia-Rock Hill MSA and extend its geographic market area by expanding its franchise and banking operations into North Georgia. The merger also is expected to provide a strong source of core deposits to support Park Sterling’s organic growth initiatives, as well as enhance its product capabilities, including residential mortgage origination and retail banking. The reasons of the Park Sterling board of directors are discussed in more detail in the body of this Joint Proxy Statement/Prospectus. The Park Sterling board of directors believes that the merger is in the best interests of Park Sterling and its shareholders and urges shareholders to vote “FOR” approval and adoption of the merger agreement.

Citizens South entered into the merger agreement at the conclusion of a process in which the Citizens South board of directors determined that a merger with Park Sterling was in the best interests of Citizens South and its stockholders. The Citizens South board of directors, after considering Citizens South’s prospects and strategic options, in addition to the economic environment affecting the banking industry and the increasing regulatory burden impacting Citizens South, determined that partnering with Park Sterling would better maximize the long-term value for Citizens South stockholders. The reasons of the Citizens South board of directors are discussed in more detail in the body of this Joint Proxy Statement/Prospectus. The Citizens South board of directors believes that the merger is in the best interests of Citizens South stockholders and urges stockholders to vote “FOR” approval and adoption of the merger agreement.

Citizens South’s Financial Advisor and Fairness Opinion (See page 62)

Among other factors considered in deciding to approve the merger agreement, the board of directors of Citizens South considered the opinion of Keefe, Bruyette & Woods, Inc. (KBW) provided to the Citizens South board of directors on May 13, 2012 that, as of that date, and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, in its opinion, the per share merger consideration provided for in the merger agreement was fair, from a financial point of view, to holders of Citizens South common stock.  A copy of the full text of KBW’s fairness opinion is included as Appendix B to this Joint Proxy Statement/Prospectus and holders of Citizens South common stock should read this opinion in its entirety.  KBW’s opinion is not intended to be and does not constitute a recommendation to any holder of Citizens South common stock as to how such holder should vote in connection with the merger.

Pursuant to an engagement letter between Citizens South and KBW, Citizens South engaged KBW to act as its financial advisor and render an opinion in connection with the merger. Citizens South agreed to pay KBW a transaction fee with respect to its financial advisory services as Citizens South’s independent financial advisor.  KBW has also received a portion of its fee, which was payable by Citizens South in connection with the rendering by KBW of its opinion, and the remainder of KBW’s fee is payable upon completion of the merger.

Financial Interests of Citizens South’s Directors and Executive Officers in the Merger (See page 70)

Citizens South’s directors and executive officers have economic interests in the merger that are different from, or in addition to, their interests as Citizens South stockholders. The Citizens South board of directors considered these interests in its decision to adopt and approve the merger agreement. A significant portion of these interests relate to payments being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to Citizens South stockholders in previous proxy statements. Some of the interests of the directors and executive officers of Citizens South include:

•
Concurrent with completion of the merger, Park Sterling will take certain actions to appoint to the boards of directors of Park Sterling Corporation and Park Sterling Bank Kim S. Price and Ben R. Rudisill, II, each current members of the Citizens South board of directors. Mr. Price will also be appointed a vice chairman of such boards of directors. Mr. Rudisill will receive the same compensation for service on such boards as the other members of such boards. Mr. Price will not receive compensation for service on such boards.

•
As a condition to entering into the merger agreement, Park Sterling required that Kim S. Price, currently President and Chief Executive Officer of Citizens South, enter into a consulting and noncompetition agreement with Park Sterling to serve Park Sterling in a consulting role following the completion of the merger.  Mr. Price also agreed to waive certain benefits under his salary continuation agreement (described below) that he would otherwise have been entitled to receive in connection with the merger.

•	Mr. Price is party to an employment agreement with Citizens South that provides for severance payments upon the occurrence of a change in control.

•
Gary F. Hoskins and Paul L. Teem, Jr., currently Chief Financial Officer and Chief Administration Officer, respectively, of Citizens South, are each parties to severance agreements with Citizens South that provide for severance payments in connection with a termination of employment for any reason (other than death, disability or for “cause”) following a change in control.

•
Mr. Hoskins has agreed to enter into a consulting and nonsolicitation agreement with Park Sterling to serve Park Sterling in a consulting role following the completion of the merger.  Mr. Hoskins has also agreed to waive certain benefits under his salary continuation agreement (described below) that he would otherwise have been entitled to receive in connection with the merger.

•
As a condition to entering into the merger agreement, Park Sterling required that Daniel M. Boyd IV, Ira M. Flowe, Jr., J. Stephen Huffstetler and Anthony N. Stancil, currently Citizens South’s Chief Operating Officer, Chief Risk Officer, Senior Vice President and North Georgia Market President, respectively, enter into employment agreements with Park Sterling to serve as executives of Park Sterling following the completion of the merger. Each of Messrs. Boyd, Flowe, Huffstetler and Stancil will receive sign-on bonuses subject to completion of the merger.

•
Citizens South has made awards of stock options and/or restricted stock to certain officers under its equity incentive plans.  As a result of the merger, each stock option will be assumed by Park Sterling and each share of such restricted stock will be exchanged for shares of Park Sterling common stock subject to the same restrictions, unless the Citizens South equity incentive plan under which such award was issued provides for acceleration of vesting or lapse of restrictions as a result of the merger.

•
Messrs. Boyd, Hoskins, Huffstetler, Price and Teem are each parties to salary continuation agreements with Citizens South, under which the executives are provided with cash retirement benefits that are immediately vested and payable in a lump sum if the executives terminate employment under certain conditions following a change of control.

o
As a condition to entering into the merger agreement, Park Sterling has required that Citizens South enter into amendments to the salary continuation agreements with Messrs. Boyd and Huffstetler to provide that Messrs. Boyd and Huffstetler (i) will be 100% vested in their benefits under these agreements after the effectiveness of the merger, (ii) will be entitled to receive their benefit in the form of a lump-sum if, after the effectiveness of the merger, their employment is terminated involuntarily within 12 months following the merger date in accordance with their respective agreements; and (iii) will not accrue any additional benefits under the agreements following the merger beyond what they would receive if their employment were to terminate on the earlier of the first anniversary of the merger date or their actual termination date.

o
Messrs. Hoskins, Price and Teem are entitled to receive fully vested, lump-sum payments of their retirement benefits under their salary continuation agreements upon their termination of employment following the merger.  The payments for these executives will be based on the projected value of their benefits at age 65.  Mr. Price is entitled to payment upon any termination of employment at any time following the merger.  Messrs. Hoskins and Teem are entitled to payment upon their termination by the employer without cause or for good reason within 12 months following the merger.  Messrs. Hoskins and Price have agreed to waive a portion of their benefits as described above.

•
Messrs. Boyd, Hoskins, Huffstetler, Price and Teem are parties to endorsement split dollar life insurance agreements with Citizens South, under which the executives are entitled to designate a beneficiary of certain death proceeds under the life insurance policies owned by Citizens South on their respective lives, subject in certain cases to vesting.  Messrs. Price and Teem are already 100% vested in this right prior to the merger.  Messrs. Boyd, Hoskins and Huffstetler will, upon effectiveness of the merger, become 100% vested in this right.  Park Sterling has agreed to maintain such split dollar agreements, and the underlying insurance policies, following the completion of the merger.

•
Citizens South is a party to deferred compensation agreements with two of its directors, Mr. Rudisill and James J. Fuller, pursuant to which those directors had been able to defer certain of their directors’ fees.  The fees are credited with interest, and the fees and interest are generally payable in 120 equal monthly installments following their separation from service on or after attaining age 70. Citizens South is also a party to director retirement plan agreements with three of its directors, Messrs. Rudisill and Fuller and Eugene R. Matthews, II, pursuant to which those directors are entitled to receive an annual benefit of $8,000 payable in 180 monthly installments following their separation of service on or after attaining age 70.  Upon separation from service following a change in control of Citizens South, such as will occur in connection with the merger with Park Sterling, both the deferred compensation and the director retirement plan agreements provide for a lump-sum cash payment to the director of the retirement benefit projected to be accrued at the point when the director would have attained age 70.

•
Park Sterling will generally indemnify and will provide liability insurance to each officer and director of Citizens South for a period of six years following the merger in annual coverage amounts that can be purchased for up to 200% of the current annual premium of Citizens South’s liability insurance.

•
Park Sterling has agreed to donate $500,000 to a newly established donor-advised fund within the Community Foundation of Gaston County, over which Messrs. Price, Matthews and Craig will have authority to facilitate, administer and recommend gift requests for the benefit of the markets in which Citizens South currently operates, subject in each case to a veto right by Park Sterling.

Conditions to the Merger (See page 96)

Currently, Park Sterling and Citizens South expect to complete the merger in the fourth quarter of 2012. As more fully described in this Joint Proxy Statement/Prospectus and in the merger agreement, the completion of the merger depends on the approval and adoption of the merger agreement by Park Sterling shareholders and Citizens South stockholders at their respective special meetings and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, certain other conditions, including the receipt of approval from the FDIC to the transfer of certain FDIC loss-share agreements to which Citizens South is a party and receipt of evidence from the U.S. Department of the Treasury (the Treasury) that the merger will not breach certain provisions of the documents governing the shares of Citizens South preferred stock held by the Treasury. We cannot be certain when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or that the merger will be completed.  Approval of the “golden parachute” compensation in the advisory (nonbinding) vote described in this Joint Proxy Statement/Prospectus is not a condition to completion of the merger.

Regulatory Approvals (See page 76)

Park Sterling and Citizens South have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. In particular, completion of the merger is subject to prior approval from the Board of Governors of the Federal Reserve System (Federal Reserve Board). In addition, Park Sterling must receive evidence from the Treasury that the merger will not breach certain provisions of the documents governing the shares of Citizens South preferred stock held by the Treasury. While not required for the merger, the approval from the FDIC, the Office of the Comptroller of the Currency (OCC) and the Office of the Commissioner of Banks of the State of North Carolina (N.C. Commissioner) will be required to merge Citizens South Bank with and into Park Sterling Bank following completion of the merger. In obtaining the required regulatory approvals, Park Sterling is not required to agree to any restriction or condition that would have a material adverse effect on Citizens South or Park Sterling, measured on a scale relative to Citizens South. Approval or nonobjection by the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Park Sterling shareholders or Citizens South stockholders.

Termination of the Merger Agreement (See page 97)

The merger agreement may be terminated by mutual consent, or by either Park Sterling or Citizens South if the merger has not occurred by March 31, 2013 and under other limited circumstances described in the merger agreement and which are described in further detail later in this Joint Proxy Statement/Prospectus.

Citizens South will be required to pay Park Sterling a termination fee in the amount of $3.0 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger, if:

•
the merger agreement is duly terminated by Park Sterling due to the breach of a representation, warranty or covenant in the merger agreement by Citizens South, and before such termination, an Alternative Transaction was commenced, publicly proposed or publicly disclosed, or an Alternative Proposal was received (as described under “The Merger Agreement—Agreement Not to Solicit Other Offers”), and within 12 months after such termination, Citizens South has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction;

•
the merger agreement is terminated by Citizens South due to Citizens South having received a Superior Proposal (as described under “The Merger Agreement—Agreement Not to Solicit Other Offers”) and the Citizens South board of directors has determined to accept such Superior Proposal;

•
the merger agreement is terminated by Park Sterling because the Citizens South board of directors fails to recommend that Citizens South stockholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, or makes public statements inconsistent with its recommendation of the merger to stockholders, or recommends a competing merger proposal.

•
after receiving an Alternative Proposal, the Citizens South board of directors fails to convene the special meeting to approve the merger with Park Sterling or recommend that Citizens South stockholders approve and adopt the merger agreement, and within 12 months of receiving the Alternative Proposal, Citizens South has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

Park Sterling will be required to pay Citizens South a termination fee in the amount of $3.0 million, plus up to $500,000 of Citizens South’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger if the merger agreement is terminated by Citizens South because the Park Sterling board of directors fails to recommend that Park Sterling shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Citizens South, or makes public statements inconsistent with its recommendation of the merger to shareholders.

Citizens South Has Agreed Not to Solicit Alternative Transactions (See page 93)

In the merger agreement, Citizens South has agreed not to solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals for an acquisition transaction involving Citizens South by any party other than Park Sterling. This restriction may deter other potential acquirors of control of Citizens South. However, Citizens South may take certain of these actions if its board of directors determines that it must do so in order to properly discharge its fiduciary duties following consultation with its legal counsel and financial advisors.

Citizens South Stockholders May Have Dissenters’ Rights of Appraisal in the Merger (See page 77)

            Stockholders of a corporation that is proposing to merge or consolidate with another entity are sometimes entitled under relevant state laws to appraisal or dissenters’ rights in connection with the proposed transaction depending on the circumstances.  These rights generally confer on shareholders who oppose a merger or the consideration to be received in a merger the right to receive, in lieu of the consideration being offered in the merger, the fair value for their shares as determined in a judicial appraisal proceeding.

Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares), which may occur if Citizens South stockholders elect to receive merger consideration in the form of Park Sterling shares in exchange for more than 70% of the outstanding Citizens South shares due to the proration provisions in the merger agreement. Holders of Citizens South common stock who do not vote in favor of approval and adoption of the merger agreement at the Citizens South special meeting and properly make a demand for appraisal before the merger agreement is voted on at the Citizens South special meeting may be entitled to exercise appraisal rights and obtain payment in cash for the judicially determined fair value of their shares of Citizens South common stock in connection with the merger, if the merger is completed. Whether or not Citizens South stockholders will be required to accept cash for their shares in the merger will not be known until after the vote on the merger agreement at the special meeting. Accordingly, Citizens South stockholders who wish to preserve any appraisal rights they may have must give a written demand for appraisal prior to the vote and must follow the procedures prescribed by Section 262 of the DGCL. In view of the complexity of Section 262, Citizens South stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. The text of Section 262 of the DGCL is included as Appendix D to this Joint Proxy Statement/Prospectus.

Park Sterling shareholders are not entitled to appraisal or dissenters’ rights under North Carolina law in connection with the merger because Park Sterling’s common stock was listed on NASDAQ on the record date for the Park Sterling special meeting.

Litigation Related to the Merger (See page 84)

On June 6, 2012, a putative stockholder class action lawsuit was filed against Citizens South, Citizens South’s directors and Park Sterling in the Delaware Court of Chancery in connection with the merger agreement: Heath v. Kim S. Price, et al., C.A. No. 7601-VCP (Court of Chancery of the State of Delaware). The lawsuit asserts that the members of the Citizens South board of directors breached their fiduciary duties owed to Citizens South stockholders in connection with the approval of the proposed merger with Park Sterling and that Citizens South and Park Sterling aided and abetted the alleged breaches of fiduciary duty. Citizens South, Park Sterling and their respective directors believe this lawsuit is without merit.

 The Park Sterling Special Meeting

Date, Time and Place (See page 47)

Park Sterling will hold its special meeting of shareholders at • on •, at • a.m., local time. At the special meeting, Park Sterling shareholders will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

Record Date (See page 48)

The record date for Park Sterling shareholders entitled to vote at the special meeting of shareholders is •, 2012.

Shares Entitled to Vote (See page 48)

• shares of Park Sterling common stock were outstanding on the record date and entitled to vote at the Park Sterling special meeting.

The Citizens South Special Meeting

Date, Time and Place (See page 50)

Citizens South will hold its special meeting of stockholders at • on •, at • a.m., local time. At the special meeting, Citizens South stockholders will be asked to:

•	approve and adopt the merger agreement;

•
cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and Citizens South Bank in connection with the merger; and

•	approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

Record Date (See page 51)

The record date for Citizens South stockholders entitled to vote at the special meeting of stockholders is •, 2012.

Shares Entitled to Vote (See page 51)

• shares of Citizens South common stock were outstanding on the record date and entitled to vote at the Citizens South special meeting.

Support Agreements (See page 52)

In consideration of Park Sterling agreeing to enter into the merger agreement, the directors of Citizens South agreed to vote their shares of Citizens South common stock in favor of the merger and not to support any other merger proposal by a third party. A copy of the form of this support agreement is attached to this Joint Proxy Statement/Prospectus as Appendix C.  Because the Citizens South directors collectively beneficially own approximately 5.72% of the outstanding Citizens South common stock, these support agreements may have the effect of discouraging a competing offer to acquire Citizens South.

Vote Required at the Park Sterling Special Meeting (See page 48)

Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of shares of Park Sterling common stock entitled to vote thereon at the special meeting. Approval of the Park Sterling adjournment proposal requires that the number of votes cast at the special meeting “for” the proposal exceed the number of votes cast “against” the proposal, whether or not a quorum is present. Approval of the Park Sterling adjournment proposal is not a condition to completion of the merger.

As of June 30, 2012, the directors and executive officers of Park Sterling, and their affiliates, beneficially owned 2,293,946 shares, or approximately 7.02% of the outstanding shares of Park Sterling common stock.

The Park Sterling board of directors has unanimously recommended that Park Sterling shareholders vote (i) “FOR” approval and adoption of the merger agreement and (ii) “FOR” the proposal to adjourn or postpone the special meeting of shareholders, if necessary or appropriate, to solicit additional proxies in favor of approval and adoption of the merger agreement.

Vote Required at the Citizens South Special Meeting (See page 51)

Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Citizens South common stock entitled to vote thereon at the special meeting. The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” approval and adoption of the merger agreement.

As of June 30, 2012, the directors and executive officers of Citizens South, and their affiliates, beneficially owned 1,296,330 shares, or approximately 10.85% of the outstanding shares of Citizens South common stock. As referenced above, pursuant to support agreements entered into at the time of the merger agreement with Park Sterling, each director of Citizens South (including one former director who retired at Citizens South's annual meeting of stockholders on May 14, 2012) has agreed, among other things, to vote or cause to be voted all shares which they beneficially own in favor of the merger agreement and the merger.

Approval of the “golden parachute” proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” this proposal.

Approval of the Citizens South adjournment proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” this proposal.

Neither approval of the “golden parachute” proposal nor the Citizens South adjournment proposal is a condition to completion of the merger.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PARK STERLING

Set forth below are highlights derived from Park Sterling’s audited consolidated financial statements as of and for the periods ended December 31, 2007 through 2011 and Park Sterling’s unaudited consolidated financial statements as of and for the three months ended March 31, 2012 and 2011. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Park Sterling’s audited consolidated financial statements. In the opinion of Park Sterling’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.

You should read this information in conjunction with Park Sterling’s consolidated financial statements and related notes contained in reports that Park Sterling has previously filed with the SEC. See “Where You Can Find More Information.”

(Dollars in thousands, except per share data)	At or for the Three Months Ended March 31,		At or for the Years Ended December 31,
	2012	2011	2011 (2)	2010	2009	2008	2007
Operating Data
Total interest income	$13,397	$5,654	$25,564	$22,642	$21,668	$20,102	$10,988
Total interest expense	1,678	1,698	6,169	7,607	9,290	10,471	4,837
Net interest income	11,719	3,956	19,395	15,035	12,378	9,631	6,151
Provision for loan losses	123	4,462	9,385	17,005	3,272	2,544	2,758
Net interest income (loss) after provision	11,596	(506)	10,010	(1,970)	9,106	7,087	3,393
Noninterest income (loss)	1,955	72	1,647	126	(293)	26	13
Noninterest expense	11,003	4,234	24,960	11,053	7,997	7,099	5,278
Income (loss) before taxes	2,548	(4,668)	(13,303)	(12,897)	816	14	(1,872)
Income-tax expense (benefit)	825	(1,781)	(4,944)	(5,038)	239	(1,532)	–
Net income (loss)	$1,723	$(2,887)	$(8,359)	$(7,859)	$577	$1,546	$(1,872)

Per Share Data (1)
Basic earnings (loss) per common share	$0.05	$(0.10)	$(0.29)	$(0.58)	$0.12	$0.31	$(0.38)
Diluted earnings (loss) per common share	$0.05	$(0.10)	$(0.29)	$(0.58)	$0.12	$0.31	$(0.38)
Weighted-average common shares outstanding:
Basic	32,075,367	28,051,098	28,723,647	13,558,221	4,951,098	4,951,098	4,950,355
Diluted	32,075,398	28,051,098	28,723,647	13,558,221	4,951,098	5,000,933	4,950,355

Balance Sheet Data
Cash and cash equivalents	$53,668	$115,513	$28,541	$65,378	$23,238	$16,511	$1,423
Investment securities	232,464	112,373	210,146	140,590	42,567	31,588	14,883
Loans	727,862	388,187	759,047	399,829	397,564	371,272	226,541
Allowance for loan losses	(9,556)	(11,768)	(10,154)	(12,424)	(7,402)	(5,568)	(3,398)
Total assets	1,130,751	628,416	1,113,222	616,108	473,855	428,073	246,667
Deposits	856,437	421,512	846,637	407,820	392,633	351,327	185,602
Borrowings	55,852	21,213	49,765	20,874	26,989	27,962	16,804
Subordinated debt	12,396	6,895	12,296	6,895	6,895	–	–
Shareholders’ equity	$192,816	$174,770	$190,054	$177,101	$46,095	$45,697	$42,421

(1)
Per share data has been adjusted for the effects of an eleven-for-ten stock split in the third quarter of 2008, and excludes 568,260 shares which have voting rights but no economic interest related to unvested shares of restricted stock issued pursuant to Park Sterling’s 2010 Long-Term Incentive Plan.

(2)	In November 2011, Park Sterling acquired Community Capital Corporation for aggregate consideration of $28.8 million, consisting of cash and shares of common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CITIZENS SOUTH

Set forth below are highlights derived from Citizens South’s audited consolidated financial statements as of and for the years ended December 31, 2007 through 2011 and Citizens South’s unaudited consolidated financial statements as of and for the three months ended March 31, 2012 and 2011.  The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results of operations for the full year or any other interim period.  The unaudited information was prepared on the same basis as Citizens South’s audited consolidated financial statements.  In the opinion of Citizens South’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Citizens South’s consolidated financial statements and related notes included in this Joint Proxy Statement/Prospectus and from which this information is derived.  See Citizens South’s financial statements beginning on page F-1.

(Dollars in thousands, except per share data)	At or for the Quarters Ended March 31,		At or for the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Summary of Operations:
Interest income	$10,469	$10,387	$44,076	$43,915	$38,300	$42,991	$46,735
Interest expense	2,016	2,855	10,538	14,678	16,526	22,351	26,500
Net interest income	8,453	7,532	33,538	29,237	21,774	20,640	20,235
Provision for loan losses	6,300	3,000	10,685	14,050	10,980	3,275	1,290
Net interest income after loan loss provision	2,153	4,532	22,853	15,187	10,794	17,365	18,945
Noninterest income	2,719	1,478	11,341	27,136	7,972	5,635	6,562
Noninterest expense	8,684	7,672	34,655	29,335	50,272	19,226	17,895
Net income (loss) before income taxes	(3,812)	(1,662)	(461)	12,988	(31,506)	3,774	7,612
Income tax expense (benefit)	(1,672)	(771)	(702)	4,349	(1,499)	639	1,947
Net income (loss)	(2,140)	(891)	241	8,639	(30,007)	3,135	5,665
Dividends on preferred stock	122	256	1,526	1,025	1,034	54	-
Net income (loss) available to common shareholders	$(2,262)	$(1,147)	$(1,285)	$7,614	$(31,041)	$3,081	$5,665

Per Common Share Data:
Net income (loss):
Basic	$(0.20)	$(0.10)	$(0.11)	$0.78	$(4.19)	$0.42	$0.74
Diluted	(0.20)	(0.10)	(0.11)	0.78	(4.19)	0.42	0.73
Weighted average shares outstanding:
Basic	11,469,525	11,454,919	11,459,046	9,742,330	7,410,692	7,374,051	7,688,022
Diluted	11,469,525	11,454,919	11,459,046	9,742,330	7,410,692	7,374,051	7,753,940
End of year shares outstanding	11,506,324	11,508,750	11,506,324	11,508,750	7,526,854	7,515,957	7,610,017
Cash dividends paid	$0.01	$0.01	$0.04	$0.13	$0.16	$0.34	$0.32
Dividend payout ratio	NM	NM	NM	16.63%	NM	81.38%	43.80%
Book value	6.04	6.22	6.27	6.32	6.87	11.21	11.05
Tangible book value	5.93	6.09	6.15	6.17	6.80	7.14	6.96

Selected Financial Performance Ratios (annualized):
Return on average assets (1) (2)	(0.85)%	(0.44)%	(0.12)%	0.75%	(3.74)%	0.39%	0.75%
Return on average common equity (1) (2)	(12.86)%	(6.39)%	(1.39)%	8.15%	(42.92)%	2.94%	6.74%
Noninterest income to average total assets (1)	1.02%	0.56%	1.04%	2.66%	0.96%	0.70%	0.87%
Noninterest expense to average total assets (2)	3.25%	2.91%	3.18%	2.88%	6.06%	2.40%	2.38%
Efficiency ratio (1) (2)	77.73%	85.15%	77.22%	52.04%	169.00%	73.17%	66.78%

Net Interest Margin:
Yield on earning assets	4.75%	4.62%	4.60%	4.81%	5.19%	6.11%	7.13%
Cost of funds	0.92%	1.32%	1.17%	1.73%	2.44%	3.36%	4.29%
Net Interest spread	3.83%	3.30%	3.43%	3.08%	2.75%	2.75%	2.84%
Net interest margin (taxable equivalent)	3.88%	3.42%	3.50%	3.21%	2.98%	2.97%	3.14%

(Dollars in thousands, except per share data)	At or for the Quarter Ended	At or for the Years Ended
	March 31,	December 31,
	2012	2011	2010	2009	2008	2007

Selected End of Year Balances:
Total assets	$1,073,815	$1,080,460	$1,064,487	$791,532	$817,213	$779,140
Loans, net of deferred fees and costs	728,525	733,788	736,510	610,201	626,688	559,956
Allowance for loan losses	11,583	11,713	11,924	9,189	8,026	6,144
Investment securities	121,411	147,899	111,586	83,370	109,180	116,412
Deposits	872,646	876,056	850,789	609,345	581,488	590,765
Shareholders’ equity	90,010	92,659	93,443	72,322	104,720	84,033

Selected Average Balances:
Total assets	$1,069,651	$1,089,962	$1,018,716	$830,244	$799,869	$753,085
Loans, net of deferred fees and costs	733,568	742,618	729,202	621,949	593,404	526,913
Investment securities	128,086	144,980	95,452	99,837	111,473	126,639
Deposits	867,645	877,378	798,009	609,034	580,811	575,302
Shareholders’ equity	91,057	94,238	90,304	104,222	85,232	84,784

Credit Quality Information and Ratios:
Allowance for loan losses - beginning of year	$11,713	$11,924	$9,189	$8,026	$6,144	$5,764
Add: Provision for loan losses	6,300	10,685	14,050	10,980	3,275	1,290
Less: Net charge-offs	6,430	10,896	11,315	9,817	1,393	910
Allowance for loan losses - end of year	$11,583	$11,713	$11,924	$9,189	$8,026	$6,144

Allowance for loan losses to total non-covered loans	2.00%	2.04%	2.02%	1.51%	1.28%	1.10%
Net charge-offs to average non-covered loans (annualized)	4.44%	1.88%	1.88%	1.58%	0.23%	0.17%
Non-covered nonperforming loans to non-covered loans	3.80%	3.28%	2.79%	1.96%	0.48%	0.32%
Non-covered nonperforming assets to total assets	3.17%	2.57%	2.26%	2.15%	0.69%	0.30%
Non-covered nonperforming assets to total non-covered loans and other real estate owned	5.75%	4.76%	4.03%	2.77%	0.90%	0.42%

Nonperforming Assets:
Non-covered nonperforming loans	$22,052	$18,811	$16,414	$11,990	$3,032	$1,812
Nonperforming loans covered by FDIC loss share (3)	40,582	44,056	25,542	-	-	-
Other real estate owned - non-covered	11,987	8,936	7,650	5,067	2,601	529
Other real estate owned - covered by FDIC loss share	9,447	8,635	7,002	-	-	-
Repossessed assets - covered by FDIC loss share	-	111
Total nonperforming assets	$84,068	$80,549	$56,608	$17,057	$5,633	$2,341

Capital Ratios:
Tangible common equity	6.36%	6.56%	6.69%	6.47%	6.82%	7.08%
Leverage Capital (Bank only)	9.42%	9.44%	9.74%	10.44%	10.40%	8.74%
Tier 1 Risk-Based Capital (Bank only)	14.25%	14.35%	15.54%	12.98%	12.01%	10.25%
Total Risk-Based Capital (Bank only)	15.50%	15.60%	16.80%	14.07%	13.07%	11.21%

Other Data:
Number of banking offices	21	21	21	16	15	15
Number of employees (full-time equivalents)	216	222	230	138	149	153

(1)
Includes the $19.7 million gain on acquisition of Bank of Hiawassee for the year ended December 31, 2010, and the $4.1 million gain on acquisition of New Horizons Bank for the year ended December 31, 2011.

(2)
Includes $29.6 million impairment of goodwill for the year ended December 31, 2009.  Also includes acquisition and integration expenses of $792,000 for the year ended December 31, 2011, $1.1 million for the year ended December 31, 2010, and $220,000 for the year ended December 31, 2008.

(3)	The contractual balance of nonperforming loans covered by FDIC loss-share agreements totaled $46.2 million at March 31, 2012, $55.4 million at December 31, 2011 and $31.2 million at December 31, 2010.

NM	Not Meaningful

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Park Sterling giving effect to the merger with Citizens South. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Citizens South, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of Citizens South’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger had become effective on March 31, 2012, with respect to financial condition data, and on January 1, 2011, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and Citizens South, in the case of Park Sterling, which are included in reports previously filed with the SEC and incorporated into this Joint Proxy Statement/Prospectus by reference and, in the case of Citizens South, which are included in this Joint Proxy Statement/Prospectus beginning on page F-1, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this Joint Proxy Statement/Prospectus under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 149.  See “Where You Can Find More Information.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, asset dispositions and/or other balance sheet restructuring activities and share repurchases, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

(Dollars in thousands)	For the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$23,515	$52,838
Provision for loan losses	6,423	20,070
Income (loss) before income taxes	(1,173)	(13,391)
Net income (loss) allocable to common shareholders	(362)	(9,745)

(Dollars in thousands)	As of March 31, 2012
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans	$1,425,522
Total assets	2,181,605
Deposits	1,730,507
Long-term borrowings	138,521
Common Shareholders’ equity	241,385

(Dollars in thousands)	Amount	Ratio
Pro Forma Capital Ratios as of March 31, 2012:
Total Risk-Based Capital Ratio	$233,695	15.67%
Tier 1 Capital Ratio	217,244	14.57%
Tier 1 Leverage Ratio	217,244	10.22%

COMPARATIVE PER SHARE DATA

The following table sets forth for Park Sterling common stock and Citizens South common stock certain historical, unaudited pro forma and pro forma equivalent per share financial information. In accordance with the requirements of the SEC, the unaudited pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2011, in the case of the net income and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represents a current preliminary estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Citizens South at their preliminary estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The information in the following table has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and Citizens South, in the case of Park Sterling, included in reports previously filed with the SEC and incorporated into this Joint Proxy Statement/Prospectus by reference and, in the case of Citizens South, which are included elsewhere in this Joint Proxy Statement/Prospectus. See “Where You Can Find More Information” and “Financial Statements” beginning on page F-1.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and/or other balance sheet restructuring activities and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been if our companies had combined during this period nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The information included in the table below for the three months ended March 31, 2012 and the year ended December 31, 2011 combine the historical income per share data of Park Sterling and its subsidiary and Citizens South and its subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2011, using the acquisition method of accounting. The pro forma adjustments are based upon available information and certain assumptions that Park Sterling management believes are reasonable. Upon completion of the merger, the operating results of Citizens South will be reflected in the consolidated financial statements of Park Sterling on a prospective basis.

	Park Sterling Historical	Citizens South Historical	Pro Forma Combined	Per Equivalent Citizens South Share(1)
(Dollars in thousands, except per share information)
Net income (loss) from continuing operations for the three months ended March 31, 2012:	$1,723	$(2,140)	$(253)	$(374)
Basic	0.05	(0.20)	(0.01)	(0.02)
Diluted	0.05	(0.20)	(0.01)	(0.02)
Dividends Paid:
For the three months ended March 31, 2012	–	115	–	–
Book Value:
As of March 31, 2012	$6.01	$6.04	$5.42	$8.92

Net income (loss) from continuing operations for the twelve months ended December 31, 2011:	$(8,359)	$241	$(8,219)	$(12,163)
Basic	(0.29)	(0.11)	(0.24)	(0.35)
Diluted	(0.29)	(0.11)	(0.24)	(0.35)
Dividends Paid:
For the twelve months ended December 31, 2011	–	456	–	–
Book Value:
As of December 31, 2011	$5.93	$6.27	$6.03	$8.92

(1)	Calculated based on pro forma combined multiplied by the exchange ratio of 1.4799. Pro forma book value amounts are adjusted for assumed taxes on estimated merger charges.

(2)	Pro forma earnings per share are based upon pro forma combined net income and pro forma combined weighted average shares outstanding.

(3)	Calculated based on pro forma combined equity and pro forma combined shares outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Since the August 2010 public offering of Park Sterling Bank, shares of Park Sterling common stock (and before the reorganization whereby Park Sterling became the holding company for Park Sterling Bank, Park Sterling Bank’s common stock) have been listed for trading on NASDAQ under the symbol “PSTB.” Prior to the public offering, shares of Park Sterling Bank common stock were traded on the Over the Counter Bulletin Board (OTCBB) under the symbol “PSTB.OB.” The table below sets forth, with respect to Park Sterling: (i) since August 13, 2010, the date that it began trading on NASDAQ, the high and low sales prices for the common stock, as reported on NASDAQ, and (ii) before August 13, 2010, the high and low bid information for the common stock, as reported on the OTCBB, in each case for the periods shown. The OTCBB bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. There may have been other transactions in Park Sterling Bank common stock during the periods referenced of which Park Sterling is not aware.

Shares of Citizens South common stock are listed on NASDAQ under the symbol “CSBC.” The table below sets forth, with respect to Citizens South, the high and low sales prices for Citizens South common stock, as reported on NASDAQ for the periods shown.

You are urged to obtain current market quotations before making any decision with respect to the merger.

	Park Sterling			Citizens South
	High	Low	Dividends	High	Low	Dividends
2012
First Quarter	$5.01	$3.89	–	$4.65	$3.50	$0.0100
Second Quarter	5.07	3.89	–	6.77	4.30	0.0100
Third Quarter (through July 30, 2012)	4.85	4.54		7.00	6.66	0.0100

2011
First Quarter	6.30	4.52	–	4.99	4.25	0.0100
Second Quarter	5.34	4.43	–	5.19	3.88	0.0100
Third Quarter	5.19	3.35	–	4.25	3.00	0.0100
Fourth Quarter	4.14	3.15	–	4.22	2.90	0.0100

2010
First Quarter	6.50	5.80	–	6.50	4.40	0.0381
Second Quarter	8.95	6.00	–	7.24	5.00	0.0381
Third Quarter (1)	6.45	5.56	–	6.65	4.68	0.0381
Fourth Quarter	6.25	5.03	–	5.35	3.90	0.0095
(1)
With respect to Park Sterling, represents the high and low sales prices, as reported on NASDAQ, for the period from August 13, 2010 through September 30, 2010. For the period from July 1, 2010 through August 12, 2010, the high and low bid information, as reported on the OTCBB was $8.91 and $6.35, respectively.

On May 11, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $4.59 and $4.47, respectively.  On •, 2012, the last full trading day before the date of this Joint Proxy Statement/Prospectus, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $• and $•, respectively.

On May 11, 2012, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Citizens South common stock as reported on NASDAQ were $5.15 and $5.00, respectively.  On •, 2012, the last full trading day before the date of this Joint Proxy Statement/Prospectus, the high and low sales prices of shares of Citizens South common stock as reported on NASDAQ were $• and $•, respectively.

As of •, 2012, there were approximately • registered holders of Park Sterling common stock and approximately • registered holders of Citizens South common stock.

You are advised to obtain current market quotations for Park Sterling common stock and Citizens South common stock. The market price of Park Sterling common stock and Citizens South common stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the effective date of the merger. No assurance can be given concerning the market price of Park Sterling common stock or Citizens South common stock before, or Park Sterling common stock after, the effective date of the merger.

Park Sterling

Dividends.  To date, no cash dividends have been paid with respect to Park Sterling common stock. The current policy of Park Sterling’s board of directors is to retain any earnings to provide for the growth of Park Sterling. Therefore, it is not anticipated that Park Sterling will pay cash dividends in the foreseeable future. At such time as the board of directors contemplates a change in the dividend policy, Park Sterling’s ability to pay dividends will be subject to the restrictions of North Carolina law, various statutory limitations and its organizational documents, and may be dependent on the receipt of dividends from Park Sterling Bank, payment of which is subject to regulatory restrictions.

Sales and Repurchases of Equity Securities. During the year ended December 31, 2011, Park Sterling did not sell any of its equity securities that were not registered under the Securities Act and did not have any repurchases of its common stock.

Citizens South

Dividends. Citizens South’s common stockholders are entitled to receive cash dividends as the Citizens South board of directors authorizes at its discretion.  The Citizens South board of directors considers Citizens South’s current and projected earnings as well as its capital levels on a quarterly basis to determine the amount of the quarterly dividend to be paid to the common stockholders.  Citizens South currently pays a quarterly cash dividend of $0.01 per share. Citizens South has paid a cash dividend each year since converting from a mutual to stock form of ownership in 2002.

Sales and Repurchases of Equity Securities. During the year ended December 31, 2011, Citizens South did not sell any of its equity securities that were not registered under the Securities Act and did not have any repurchases of its common stock. The most recent repurchase authorization was granted by the Citizens South board of directors in June 2008, for the repurchase of up to 220,500 shares, or approximately 2.7% of the Citizens South’s then-outstanding shares of common stock.   As of December 31, 2011, Citizens South had repurchased a total of 10,477 shares at an average price of $7.13 per share and had 210,023 shares remaining to be repurchased under this plan.

RISK FACTORS

You should carefully consider each of the following risk factors in evaluating whether to vote for the adoption and approval of the merger agreement and, in the case of Citizens South stockholders, payments to certain officers and directors of Citizens South as a result of the merger. If the merger is consummated, Park Sterling and Citizens South will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. An investment in the combined company’s common stock contains a high degree of risk. In addition to the other information contained in this Joint Proxy Statement/Prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding how to vote your shares of Park Sterling common stock or Citizens South common stock.

We have described below the risks and uncertainties that we believe to be material to a decision on how to vote. If any of the following risks and uncertainties develops into actual events, the combined company or its results of operations or financial condition could be adversely impacted. In such an event, the trading price of the Park Sterling common stock could decline and you could lose all or part of your investment. See “Cautionary Statement Regarding Forward-Looking Statements.”  In addition, Park Sterling is and will continue to be subject to the risks described in Park Sterling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this Joint Proxy Statement/Prospectus. See “Where You Can Find More Information.”

Risks Associated with the Merger

Current Citizens South stockholders and Park Sterling shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will exercise less influence over management.

Current Park Sterling shareholders have the right to vote in the election of the Park Sterling board of directors and on other matters affecting Park Sterling. Current Citizens South stockholders have the right to vote in the election of the Citizens South board of directors and on other matters affecting Citizens South. Current Park Sterling shareholders and Citizens South stockholders will experience a reduction in their percentage ownership interests and effective voting power in Park Sterling compared to their ownership interests and voting power in Park Sterling or Citizens South, as applicable, prior to the merger. In the case of Citizens South stockholders, this reduction may be substantial.

If the merger is completed, it is expected that, on a fully diluted basis, current Park Sterling shareholders will own approximately 73% of Park Sterling’s common stock and current Citizens South stockholders will own approximately 27% of Park Sterling’s common stock. As a result of the merger, current Park Sterling shareholders and Citizens South stockholders will have less influence on the management and policies of Park Sterling post-merger than they now have on the management and policies of Park Sterling and Citizens South, respectively. Furthermore, current Citizens South stockholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current Park Sterling shareholders if such current Park Sterling shareholders voted together as a group.

The form of merger consideration Citizens South stockholders ultimately receive could be different from the form elected depending on the form of merger consideration elected by other Citizens South stockholders.

All Citizens South stockholders will be permitted to make an election as to the form of consideration they wish to receive. Because the total amount of Park Sterling common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a Citizens South stockholder will receive in order to ensure no greater than 70% of the outstanding shares of Citizens South common stock are converted into shares of Park Sterling common stock and no greater than 30% of the shares of Citizens South common stock are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, Citizens South stockholders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income-tax purposes with respect to the cash received). If Citizens South stockholders do not make an election, they will receive the merger consideration in a combination of cash and/or shares of common stock as provided for in the merger agreement. If a Citizens South stockholder makes an election but transfers record ownership of his or her shares before the completion of the merger, those shares will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

Because the market price of Park Sterling common stock will fluctuate, Citizens South stockholders who receive stock consideration will not know until the effective time of the merger the value of the consideration they will receive in the merger.

The number of shares of Park Sterling common stock to be exchanged for each share of Citizens South common stock is fixed such that, if a Citizens South stockholder receives Park Sterling common stock as merger consideration for all or some of his or her Citizens South shares, each of such shares of Citizens South common stock will be converted into the right to receive 1.4799 shares of Park Sterling common stock in connection with the merger. No adjustments to this exchange ratio will be made based on changes in the market price of either the Park Sterling common stock or Citizens South common stock prior to the completion of the merger. Furthermore, there is no maximum or minimum closing price of Park Sterling common stock at which either Citizens South or Park Sterling may unilaterally terminate the merger agreement. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in Park Sterling’s or Citizens South’s respective businesses, operations and prospects, market assessment of the likelihood that the merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond Park Sterling’s control.

As a result of any such changes in stock price, the market value of the shares of Park Sterling common stock that Citizens South stockholders receive at the time that the merger is completed could be significantly lower or higher than the value of such shares immediately before the public announcement of the merger, on the date of this Joint Proxy Statement/Prospectus, on the date of the Citizens South special meeting or on the date on which Citizens South stockholders actually receive their shares of Park Sterling common stock. Accordingly, at the time of the Citizens South special meeting, Citizens South stockholders will not know or be able to calculate the exact market value of the Park Sterling common stock that they will receive upon completion of the merger, which could be significantly less than the current market value of Park Sterling common stock.

Park Sterling may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Park Sterling’s ability to realize the anticipated benefits and cost savings from combining the businesses of Park Sterling and Citizens South. However, to realize these anticipated benefits and cost savings, Park Sterling must successfully combine the businesses of Park Sterling and Citizens South.  If Park Sterling is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Park Sterling and Citizens South have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Park Sterling’s ability to maintain relationships with customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Citizens South and Park Sterling during that transition period.

If Park Sterling is not able to merge Citizens South Bank with and into Park Sterling Bank promptly following the completion of the merger, Park Sterling may fail to realize some of the anticipated benefits and cost savings from the merger, which could adversely impact Park Sterling’s financial condition and results of operations. Park Sterling has not previously operated a federally chartered savings bank. If Park Sterling were to separately operate Park Sterling Bank and Citizens South Bank, Park Sterling Bank and Citizens South Bank would be subject to separate examination by their respective primary regulators and Park Sterling would incur increased regulatory and compliance costs.

Park Sterling and Citizens South will incur significant transaction and merger-related integration costs in connection with the merger.

Park Sterling and Citizens South expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Park Sterling and Citizens South are continuing to assess the impact of these costs. Although Park Sterling and Citizens South believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.  Merger-related costs are preliminarily estimated to be approximately $8.4 million ($5.1 million after tax). See “Unaudited Pro Forma Condensed Combined Financial Information.”

Additionally, in the event the merger is not completed, Park Sterling and Citizens South will be subject to a number of risks without realizing any of the benefits of having completed the merger, including (i) the payment of certain fees and costs relating to the merger, such as legal, accounting, financial advisor and printing fees, (ii) the potential decline in the market price of Park Sterling’s and Citizens South’s common stock, (iii) the risk that the parties may not find a party willing to enter into a merger agreement on terms equivalent to or more attractive than the terms set forth in the merger agreement and (iv) the loss of time and resources.

Park Sterling has not previously operated in Georgia.

One of Citizens South’s primary service areas is North Georgia. The banking business in this area is extremely competitive, and the level of competition may increase further. Park Sterling has not previously participated in this market and there may be unexpected challenges and difficulties that could adversely affect Park Sterling following the completion of the merger.

The market price of Park Sterling common stock after the merger may be affected by factors different from those affecting the shares of Citizens South or Park Sterling currently.

The businesses of Park Sterling and Citizens South differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either Park Sterling or Citizens South. For a discussion of the business of Park Sterling and of certain factors to consider in connection with its business, see “Information About Park Sterling Corporation.” For a discussion of the business of Citizens South and of certain factors to consider in connection with its business, see “Information About Citizens South Banking Corporation.”

The opinion obtained by Citizens South from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the merger.

The opinion obtained by Citizens South from its financial advisor that the merger consideration is fair, from a financial point of view, to the Citizens South stockholders is dated as of May 13, 2012. Citizens South has not obtained an updated opinion as of the date of this Joint Proxy Statement/Prospectus from its financial advisor. Changes in the operations and prospects of Park Sterling or Citizens South, general market and economic conditions and other factors that may be beyond the control of Park Sterling and Citizens South, and on which the financial advisor’s opinion was based, may significantly alter the value of Park Sterling or Citizens South or the prices of shares of Park Sterling common stock or Citizens South common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Citizens South currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Citizens South received from its financial advisor, see “The Merger — Opinion of Financial Advisor to Citizens South.” For a description of the other factors considered by Citizens South’s board of directors in determining to approve the merger, see “The Merger—Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors.”

The merger agreement limits Citizens South’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Citizens South’s ability to discuss competing third-party proposals to acquire all or a significant part of Citizens South. In addition, Citizens South has agreed to pay Park Sterling a termination fee of $3,000,000 plus expense reimbursement of up to $500,000 if the transaction is terminated because Citizens South decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Citizens South from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with Park Sterling, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Citizens South than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Park Sterling.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Park Sterling and Citizens South do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Park Sterling following the merger, any of which might have a material adverse effect on Park Sterling following the merger. Park Sterling is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Citizens South or Park Sterling, measured relative to Citizens South, but Park Sterling could choose to waive this condition.

Citizens South directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Citizens South stockholders.

Executive officers of Citizens South negotiated the terms of the merger agreement with their counterparts at Park Sterling, and Citizens South’s board of directors approved and adopted the merger agreement and unanimously recommended that Citizens South stockholders vote to approve and adopt the merger agreement. In considering these facts and the other information contained in this Joint Proxy Statement/Prospectus, you should be aware that Citizens South’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Citizens South stockholders.  For example, certain executive officers have entered into agreements with Citizens South that provide, among other things, salary continuation, severance and/or other benefits following the merger. Also, at the effective time of the merger, certain executive officers will become entitled to change-of-control benefits under existing salary continuation agreements with Citizens South. These and some other additional interests of Citizens South directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than a Citizens South stockholder may view it. See “The Merger—Citizens South’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

The tax consequences of the merger to a Citizens South stockholder will depend upon the merger consideration received.

The tax consequences of the merger to a Citizens South stockholder will depend upon the merger consideration that the shareholder receives. A Citizens South stockholder generally will not recognize any gain or loss on the conversion of shares of Citizens South common stock solely into shares of Park Sterling common stock. However, a Citizens South stockholder generally will be taxed if the shareholder receives cash in exchange for shares of Citizens South common stock or for any fractional share of Park Sterling common stock. For a detailed discussion of the tax consequences of the merger to Citizens South stockholders generally, see “The Merger—Material U.S. Federal Income-Tax Consequences of the Merger.” Each Citizens South stockholder should consult his, her or its own tax advisors as to the effect of the merger as applicable to the Citizens South stockholder’s particular circumstances.

If the merger is not completed, the trading price of Park Sterling common stock or Citizens South common stock could decline.

If the merger is not completed, Park Sterling and Citizens South may be subject to a number of material risks, including that the price of their respective common stock may decline to the extent that the current market price of that common stock reflects an assumption that the merger will be completed.

The unaudited pro forma financial information included in this Joint Proxy Statement/Prospectus is preliminary, and may differ materially from the combined company’s actual financial position and results of operations after the merger.

The unaudited pro forma financial information in this Joint Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of Park Sterling and Citizens South may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page 96), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before Park Sterling and Citizens South are obligated to complete the merger:

•
the merger agreement and merger must be approved by the holders of at least a majority of the outstanding shares of Park Sterling common stock as of the record date of the Park Sterling special meeting;

•
the merger agreement and merger must be approved by the holders of at least a majority of the outstanding shares of Citizens South common stock as of the record date of the Citizens South special meeting;

•	all required regulatory consents must be obtained, including the consent of the FDIC to the transfer of certain FDIC loss-share agreements to which Citizens South is a party;

•	evidence must be received from the Treasury that the merger will not breach certain provisions of the documents governing the shares of Citizens South preferred stock held by the Treasury; and

•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger.

Sales of substantial amounts of Park Sterling common stock in the open market by former Citizens South stockholders could depress Park Sterling’s stock price.

Shares of Park Sterling common stock that are issued to shareholders of Citizens South will be freely tradable without restrictions or further registration under the Securities Act, except for shares issued to any shareholder who may be deemed to be an affiliate of Park Sterling.  As of June 30, 2012, Park Sterling had 32,706,627 shares of common stock outstanding, including 631,260 shares that have voting rights but no economic interest related to unvested shares of restricted stock, and 2,155,189 shares of common stock reserved for issuance in connection with outstanding options and other rights to purchase or acquire its shares. Park Sterling currently expects that it will issue approximately 11,919,746 shares of Park Sterling common stock in connection with the merger.

If the merger is completed and if Citizens South’s stockholders sell substantial amounts of Park Sterling common stock in the public market following completion of the merger, the market price of Park Sterling common stock may decrease. These sales might also make it more difficult for Park Sterling to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Risks Associated With Park Sterling’s Growth Strategy

Park Sterling may not be able to implement aspects of its growth strategy.

Park Sterling’s growth strategy contemplates the future expansion of its business and operations both organically and by selective acquisitions such as through the establishment or acquisition of banks and banking offices in its market areas and other markets in the Carolinas and Virginia. Implementing these aspects of Park Sterling’s growth strategy depends, in part, on its ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate their operations with Park Sterling’s, as well as generate loans and deposits of acceptable risk and expense. To successfully acquire or establish banks or banking offices, Park Sterling must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable. In addition, Park Sterling may not be able to identify suitable opportunities for further growth and expansion or, if it does, Park Sterling may not be able to successfully integrate these new operations into its business.

As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. Park Sterling will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than Park Sterling does and may be able to pay more for an acquisition than Park Sterling is able or willing to pay.

Park Sterling can offer no assurance that it will have opportunities to acquire other financial institutions or acquire or establish any new branches or loan production offices, or that it will be able to negotiate, finance and complete any opportunities available to it.

If Park Sterling is unable to effectively implement its growth strategies, its business, results of operations and stock price may be materially and adversely affected.

Future expansion involves risks.

The acquisition by Park Sterling of other financial institutions or parts of those institutions, or the establishment of de novo branch offices and loan production offices, involves a number of risks, including the risk that:

•
Park Sterling may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

•	Park Sterling’s estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•
the institutions Park Sterling acquires may have distressed assets and there can be no assurance that Park Sterling will be able to realize the value it predicts from those assets or that it will make sufficient provisions or have sufficient capital for future losses;

•
Park Sterling may be required to take write-downs or write-offs, restructuring and impairment, or other charges related to the institutions it acquires that could have a significant negative effect on Park Sterling’s financial condition and results of operations;

•	there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

•	Park Sterling may not be able to finance an acquisition, or the financing it obtains may have an adverse effect on its results of operations or result in dilution to its existing shareholders;

•
Park Sterling’s management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from its existing business and Park Sterling may not be able to successfully integrate such operations and personnel;

•
Park Sterling’s announcement of another transaction prior to completion of the merger could result in a delay in obtaining regulatory or shareholder approval for the merger, which could have the effect of limiting Park Sterling’s ability to fully realize the expected financial benefits from the transaction;

•	Park Sterling may not be able to obtain regulatory approval for an acquisition;

•	Park Sterling may enter new markets where it lacks local experience or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

•
Park Sterling may introduce new products and services it is not equipped to manage or that introduce new risks to its operations, or that otherwise result in adverse effects on its results of operations;

•
Park Sterling may incur intangible assets in connection with an acquisition, or the intangible assets it incurs may become impaired, which results in adverse short-term effects on Park Sterling’s results of operations;

•
Park Sterling may assume liabilities in connection with an acquisition, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on Park Sterling’s results of operations, financial condition and stock price; or

•	Park Sterling may lose key employees and customers.

            Park Sterling cannot assure you that it will be able to successfully integrate any banking offices that Park Sterling acquires into its operations or retain the customers of those offices. If any of these risks occur in connection with Park Sterling’s expansion efforts, it may have a material and adverse effect on Park Sterling’s results of operations and financial condition.

Park Sterling may not be able to maintain and manage its organic growth, which may adversely affect its results of operations and financial condition.

Park Sterling has grown rapidly since it commenced operations in October 2006, and its modified business strategy contemplates continued growth, both organically and through acquisitions. Park Sterling can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits or in introducing new products and services at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with its historical or modified organic growth strategy. Park Sterling may be unable to continue to increase its volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If Park Sterling is successful in continuing its growth, it cannot assure you that further growth would offer the same levels of potential profitability or that Park Sterling would be successful in controlling costs and maintaining asset quality. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect Park Sterling’s results of operations, financial condition and stock price.

New bank office facilities and other facilities may not be profitable.

Park Sterling may not be able to organically expand into new markets that are profitable for its franchise. The costs to start up new bank branches and loan production offices in new markets, other than through acquisitions, and the additional costs to operate these facilities would increase Park Sterling’s noninterest expense and may decrease its earnings. It may be difficult to adequately and profitably manage Park Sterling’s growth through the establishment of bank branches or loan production offices in new markets. In addition, Park Sterling can provide no assurance that its expansion into any such new markets will successfully attract enough new business to offset the expenses of their operation. If Park Sterling is not able to do so, its earnings and stock price may be negatively impacted.

Acquisition of assets and assumption of liabilities may expose Park Sterling to intangible asset risk, which could impact its results of operations and financial condition.

In connection with any acquisitions, as required by U.S. generally accepted accounting principles (GAAP), Park Sterling will record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions may result in Park Sterling recording intangible assets, including deposit intangibles and goodwill. Park Sterling will perform a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two-step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in its business climate, including a significant decline in future operating cash flows, a significant change in Park Sterling’s stock price or market capitalization, or a deviation from Park Sterling’s expected growth rate and performance may significantly affect the fair value of any goodwill and may trigger impairment losses, which could be materially adverse to Park Sterling’s results of operations, financial condition and stock price.

Failure to comply with the terms of Citizens South’s FDIC loss-share agreements may result in significant losses.

It is a condition to completion of the merger that that the FDIC approve, on terms and conditions satisfactory to Park Sterling, the assignment of certain FDIC loss-share agreements to which Citizens South is a party. These loss-share agreements cover approximately $148.8 million in assets (as of March 31, 2012), and provide that the FDIC will reimburse Citizens South for between 80 and 95 percent of net losses on covered assets. If the FDIC consents to the assignment of these loss-share agreements from Citizens South to Park Sterling, Park Sterling must comply with the specific, detailed and cumbersome compliance, servicing, notification and reporting requirements provided in the agreements. Park Sterling’s failure to comply with the terms of the agreements or to properly service the loans and other real estate owned (OREO) under the requirements of the loss-share agreements may cause individual loans or large pools of loans to lose eligibility for loss-share payments from the FDIC. This could result in material losses that are currently not anticipated.

The success of Park Sterling’s growth strategy depends on Park Sterling’s ability to identify and retain individuals with experience and relationships in the markets in which it intends to expand.

Park Sterling’s growth strategy contemplates that it may expand its business and operations to other markets in the Carolinas and Virginia through organic growth and selective acquisitions. Park Sterling intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To expand into new markets successfully, Park Sterling must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which Park Sterling may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if Park Sterling identifies individuals that it believes could assist it in establishing a presence in a new market, Park Sterling may be unable to recruit these individuals away from other banks or be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Park Sterling’s strategy is often lengthy. Park Sterling’s inability to identify, recruit and retain talented personnel to manage new offices effectively would limit its growth and could materially adversely affect its business, financial condition, results of operations and stock price.

Park Sterling may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

Park Sterling may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. Park Sterling’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside Park Sterling’s control, and on Park Sterling’s financial performance. Accordingly, Park Sterling may be unable to raise additional capital, if and when needed, on terms acceptable to it, or at all. If Park Sterling cannot raise additional capital when needed, its ability to further expand its operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

Risks Associated With Park Sterling’s Business

The current economic environment poses significant challenges for Park Sterling and could adversely affect its financial condition and results of operations.

Although Park Sterling remains well capitalized and has not suffered from liquidity issues, it is operating in an economic environment that remains challenging and uncertain. Financial institutions continue to be affected by declines in the real estate market and constrained financial markets. Park Sterling retains direct exposure to the residential and commercial real estate markets, and it could be affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including continued high levels of unemployment, could have an adverse affect on Park Sterling’s borrowers and guarantors, or their customers, which could adversely affect Park Sterling’s financial condition, results of operations and stock price. In addition, an extended deterioration in local economic conditions in Park Sterling’s markets and target markets could drive losses beyond those that are or will be provided for in its allowance for loan losses and result in the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming loans and foreclosures;

•	decreases in demand for Park Sterling’s products and services, which could adversely affect its liquidity position;

•	decreases in the value of the collateral securing Park Sterling’s loans, especially real estate, which could reduce customers’ borrowing power; and

•	decreases in Park Sterling’s ability to raise additional capital on terms acceptable to it or at all.

            Until conditions improve, Park Sterling expects its business, financial condition and results of operations to continue to be challenged, which could negatively impact its stock price.

Park Sterling’s estimated allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

Park Sterling maintains an allowance for loan losses in an attempt to cover loan losses inherent in its loan portfolio. The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in Park Sterling’s credit portfolio, involves a high degree of judgment and complexity. Park Sterling’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. At March 31, 2012, Park Sterling’s allowance for loan losses totaled approximately $9.6 million, which represented 1.31% of total loans and 43.73% of total nonperforming loans.

Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, current economic conditions, the volume and type of lending conducted by Park Sterling, composition of the portfolio, the amount of Park Sterling’s classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on Park Sterling’s financial statements. If Park Sterling’s assumptions and judgments prove to be incorrect, Park Sterling’s current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. In addition, Park Sterling may be required to increase the allowance due to the conditions of loans acquired with Citizens South and Park Sterling’s 2011 acquisition of Community Capital Corporation. Federal and state regulators also periodically review Park Sterling’s allowance for loan losses and may require Park Sterling to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. The risks inherent in Park Sterling’s loan portfolio have been exacerbated by the negative developments in the financial markets and the economy in general, and additional loan losses will likely occur in the future and may occur at a rate greater than Park Sterling has experienced to date. Park Sterling’s allowance for loan losses decreased as a percentage of total loans throughout 2011 as its asset quality continued to improve and as acquired loans, including associated acquisition accounting fair market value adjustments, were added to the portfolio in the fourth quarter of 2011. However, no assurance can be given that the allowance will be adequate to cover loan losses inherent in Park Sterling’s loan portfolio, and Park Sterling may experience losses in its loan portfolio or perceive adverse conditions and trends that may require it to significantly increase its allowance for loan losses in the future. Any increase in Park Sterling’s allowance for loan losses would have an adverse effect on its results of operations and financial condition, which could impact its stock price.

Park Sterling’s nonperforming assets may increase, which may cause its earnings to suffer.

At March 31, 2012, Park Sterling’s nonperforming assets totaled approximately $38.5 million, or 3.41% of total assets. Park Sterling may be required to increase the nonperforming assets of the combined company when it analyzes Citizens South’s assets after the closing of the merger. Park Sterling’s nonperforming assets adversely affect its earnings in various ways. Park Sterling does not record interest income on nonaccrual loans or OREO. Park Sterling must reserve for probable losses, which is established through a current period charge to the provision for loan losses as well write-downs from time to time, as appropriate, of the value of properties in its OREO portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to its OREO. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity. Finally, if Park Sterling’s estimate for the recorded allowance for loan losses proves to be incorrect and Park Sterling’s allowance is inadequate, it will have to increase the allowance accordingly and as a result its earnings may be adversely affected, which could impact its stock price.

Park Sterling’s concentration in loans secured by real estate, particularly commercial real estate and construction and development, may increase its loan losses.

Park Sterling offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of Park Sterling’s loans are secured by real estate (both residential and commercial) in its market areas, as are those of Citizens South. Consequently, declines in economic conditions in these market areas may have a greater effect on its earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

At March 31, 2012, approximately 88% of Park Sterling’s loans had real estate as a primary or secondary component of collateral and includes a significant portion of loans secured by commercial real estate and construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If Park Sterling is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings and capital could be adversely affected. Over the past several years, real estate values in Park Sterling’s market areas have declined and may continue to decline. Continued declines in real estate values expose Park Sterling to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect Park Sterling’s results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because the loan portfolio of the combined company will contain a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on Park Sterling’s results of operations and financial condition, which could negatively affect its stock price.

Banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on Park Sterling’s results of operations, which in turn could negatively affect its stock price.

Since Park Sterling engages in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, Park Sterling may be subject to the increased costs associated with the ownership of real property, which could adversely impact its results of operations and stock price.

Since Park Sterling originates loans secured by real estate, it may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case Park Sterling is exposed to the risks inherent in the ownership of real estate.

The amount that Park Sterling, as a mortgagee, may realize after a default is dependent upon factors outside of its control, including, but not limited to: general or local economic conditions; environmental cleanup liability; neighborhood values; interest rates; real estate tax rates; operating expenses of the mortgaged properties; supply of and demand for rental units or properties; ability to obtain and maintain adequate occupancy of the properties; zoning laws; governmental rules, regulations and fiscal policies; and acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating income producing real property may exceed the rental income earned from such property, and Park Sterling may have to advance funds in order to protect its investment or Park Sterling may be required to dispose of the real property at a loss.

Park Sterling maintains a number of large lending relationships, any of which could have a material adverse effect on Park Sterling’s results of operations if its borrowers were not to perform according to the terms of these loans.

Park Sterling maintains a number of large lending relationships, which will increase after the merger. Park Sterling’s ten largest lending relationships (including aggregate exposure to guarantors) at March 31, 2012, range from $5.9 million to $7.9 million and averaged $6.8 million. None of these lending relationships was included in nonperforming loans at March 31, 2012. The deterioration of one or more additional large relationship loans could result in a significant increase in Park Sterling’s nonperforming loans and its provision for loan losses, which would negatively impact its results of operations, which in turn could negatively affect its stock price.

Park Sterling’s reliance on time deposits, including out-of-market and brokered certificates of deposit, as a source of funds for loans and Park Sterling’s other liquidity needs could have an adverse effect on its results of operations.

Park Sterling relies on deposits for funds to make loans and provide for its other liquidity needs. Park Sterling’s loan demand has exceeded the rate at which it has been able to build core deposits. As a result, Park Sterling’s sources of funds include time deposits, including out-of-market and brokered certificates of deposit, as a source of funds. Such deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or Park Sterling may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to replace these deposits as they mature would adversely affect Park Sterling’s liquidity. Additionally, Park Sterling is regulated by the Federal Reserve Board, and Park Sterling Bank is regulated by the FDIC, which require Park Sterling and Park Sterling Bank, respectively, to maintain certain capital levels to be considered well capitalized. If Park Sterling Bank fails to maintain these capital levels, it would lose its ability to obtain funding through brokered deposits, absent receipt of a waiver from the FDIC. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on Park Sterling’s interest margin and results of operations.

Negative developments in the financial industry and the increased level of recent bank failures may lead to regulatory changes that may adversely affect Park Sterling’s operations and results.

Negative developments in the credit markets and in the general economy in recent years have resulted in uncertainty in the financial markets in general with the expectation of the current economic downturn continuing through at least 2012. The competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years, and the high rate at which banks have been placed in federal receivership since 2008 is unprecedented. As a result, there is a potential for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact Park Sterling’s operations by restricting its business operations, including Park Sterling’s ability to originate or sell loans, and adversely impact its results of operations and financial condition.

The FDIC deposit insurance assessments that Park Sterling is required to pay may increase in the future, which would have an adverse effect on its earnings.

As an insured depository institution, Park Sterling is required to pay quarterly deposit insurance premium assessments to the FDIC. These assessments are required to maintain the level of the FDIC deposit insurance reserve ratio. The recent failures of many financial institutions have significantly increased the loss provisions of the federal Deposit Insurance Fund (DIF), resulting in a decline in the reserve ratio.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), the minimum reserve ratio (previously 1.15% of insured deposits) must increase to a minimum of 1.35% of insured deposits (or the comparable percentage of the applicable assessment base) by 2020, with certain exceptions for small banks (those institutions with less than $10 billion in assets). In December 2010, the FDIC adopted a final rule setting the reserve ratio at 2.00%.

The FDIC also can, subject to certain limitations, change the assessment rates of insured institutions in order to maintain a strong funding position and restore the reserve ratio. In the second quarter of 2009, the FDIC levied a special assessment on insured depository institutions equal to 0.05% of the institution’s total assets less Tier 1 capital. In addition, on November 12, 2009, the FDIC adopted a rule requiring banks to prepay three years’ worth of premiums to replenish the DIF on December 31, 2009.

The Dodd-Frank Act and FDIC rules adopted thereunder changed the formula for calculating deposit insurance assessments. Effective April 1, 2011, assessments are calculated as a percentage of average total assets less average tangible equity during the assessment period, rather than as a percentage of total deposits, as previously provided. Furthermore, also effective April 1, 2011, the FDIC has changed the initial and total base assessment rates applicable to all insured depository institutions. In addition, on January 12, 2010, the FDIC requested comments on a proposed rule tying assessment rates of insured institutions to the institution’s employee compensation programs. The exact requirements of such a rule are not yet known, but such a rule could increase the amount of premiums Park Sterling must pay for FDIC insurance.

During the years ended December 31, 2011 and 2010 and the three months ended March 31, 2012, Park Sterling incurred approximately $616,000, $648,000 and $237,000, respectively, in deposit insurance expense. Due to the recent changes in the deposit base and in the assessment rates, as well as Park Sterling’s growth strategy, Park Sterling may be required to pay additional amounts to the DIF. If the deposit insurance premium assessment rate applicable to Park Sterling increases, whether because of Park Sterling’s risk classification, because of emergency assessments, or because of another uniform increase or prepayment requirements, Park Sterling’s earnings could be further adversely impacted.

Recent legislation and administrative actions may not be effective to stabilize the financial markets and may have unintended consequences.

Numerous actions have been taken by the U.S. Congress, the Federal Reserve Board, the Treasury, the FDIC, the SEC and others to address the challenges facing the financial services sector since the financial crisis that commenced in 2007. There can be no assurance that the recent and any future legislative and regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives that have been and may be enacted will be sufficient to produce the desired results. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions, could materially and adversely affect Park Sterling’s business, financial condition and results of operations, and the trading prices of its securities. Moreover, the implementation of the Dodd-Frank Act will likely result in significant changes to the banking industry as a whole, which, depending on how its provisions are implemented by the various regulatory agencies, could adversely affect Park Sterling’s business.

The downgrade in the U.S. government’s sovereign credit rating and any further deterioration in that credit rating could result in an adverse impact on general economic conditions and on Park Sterling’s business, financial condition and results of operations.

On August 2, 2011, Moody’s Investor Services affirmed the U.S. Government’s existing sovereign rating, but revised its rating outlook to negative. On August 5, 2011, Standard & Poor’s Ratings Services (S&P) downgraded the U.S. Government’s long-term sovereign credit rating to AA+ from AAA and stated that the outlook on the long-term rating is negative. On the same day, S&P affirmed it’s A-1+ short-term rating on the U.S. and removed it from CreditWatch negative. On November 28, 2011, Fitch Ratings, Inc. (Fitch) affirmed its AAA long-term rating on the U.S., but changed the outlook from stable to negative. On the same day, Fitch affirmed its F1+ short-term rating on the U.S. All three ratings agencies have indicated that they will continue to assess fiscal projections and consolidation measures, as well as the medium-term economic outlook for the United States. There continues to be the perceived risk of a sovereign credit ratings downgrade of the U.S. Government, including the ratings of U.S. Treasury securities. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. Government could also be correspondingly affected by any such downgrade.

Instruments of this nature are key assets on the balance sheets of financial institutions, including Park Sterling, and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. The downgrade of the U.S. sovereign credit ratings and perceived creditworthiness of U.S. government related obligations could impact the market value of such instruments as well as the ability to obtain funding that is collateralized by affected instruments and the pricing of that funding when available. Because of the unprecedented nature of negative credit rating actions with respect to U.S. government obligations, the ultimate impacts on global markets and Park Sterling are unpredictable and may not be immediately apparent. However, those impacts could include a widening of sovereign and corporate credit spreads, devaluation of the U.S. dollar and a general market move away from riskier assets, all of which could have a material adverse effect on the business, financial condition, liquidity and solvency of financial institutions, including Park Sterling.

 Uncertainty about the financial stability of several countries in the European Union (EU), the increasing risk that those countries may default on their sovereign debt and related stresses on financial markets, the Euro and the EU could have a significant adverse effect on general economic conditions in the U.S. and therefore result in an adverse impact on Park Sterling’s business, financial condition and results of operations.

In 2011, the financial crisis in Europe continued, triggered by high sovereign budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Hungary, Portugal and Spain, which created concerns about the ability of these EU countries to continue to service their sovereign debt obligations and foster economic growth. In addition, late in the first quarter of 2012, concern about Spain’s contracting economy and large budget deficit, and renewed anxiety over Italy’s economic reforms pushed European sovereign bond yields higher. This trend continued through the second quarter of 2012, as concern about Europe continued, stemming from the negative impacts of the economic recession, resistance to implementing economic reforms and fiscal measures, as well as rising government debt-to-gross domestic product ratios. These conditions impacted financial markets and resulted in credit ratings downgrades by S&P, Fitch and Moody’s of the sovereign debt of a number of EU countries.  Certain European countries continue to experience varying degrees of financial stress, and yields on government-issued bonds in Greece, Ireland, Italy, Hungary, Portugal and Spain have risen and remain volatile.  Despite assistance packages to certain of these countries, the creation of a long-term European Central Bank financing program and additional expanded financial assistance to Greece, uncertainty over the outcome of the EU governments’ financial support programs and worries about sovereign finances and the stability of the Euro and the EU persist.

Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, sovereign and nonsovereign debt in these countries and the financial condition of European financial institutions, and international financial institutions with exposure to the region. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain  governments and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere.  To the extent uncertainty regarding the European economic recovery continues to negatively impact consumer confidence and consumer credit factors, or should the EU enter a deep recession, both the U.S. economy and Park Sterling’s business and results of operations could be significantly and adversely affected.

Park Sterling’s net interest income could be negatively affected by further interest rate adjustments by the Federal Reserve Board.

As a financial institution, Park Sterling’s earnings are dependent upon its net interest income, which is the difference between the interest income that it earns on interest-earning assets, such as investment securities and loans, and the interest expense that it pays on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve Board’s policies, affects Park Sterling more than non-financial institutions and can have a significant effect on Park Sterling’s net interest income and total income. Park Sterling’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of Park Sterling’s assets and liabilities. As a result, an increase or decrease in market interest rates could have a material adverse effect on Park Sterling’s net interest margin and results of operations. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on Park Sterling’s deposit levels, loan demand, business and results of operations.

In response to the deterioration of the subprime, mortgage, credit and liquidity markets, in a series of actions of the past several years, the Federal Reserve Board has reduced interest rates to almost zero and the slope of the yield curve has generally flattened, which has negatively impacted Park Sterling’s net interest margin, notwithstanding decreases in nonperforming loans and improvements in deposit mix. Any reduction in net interest income will negatively affect Park Sterling’s business, financial condition, liquidity, results of operations, cash flows and/or the price of its securities.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent correspondent bank. As of March 31, 2012, Park Sterling is considered to be in a slight liability-sensitive position, meaning income and capital are generally expected to increase with a decrease in short-term interest rates and, conversely, to decrease with an increase in short-term interest rates. However, based on the results of this simulation model, if short-term interest rates immediately decreased by 300 basis points, Park Sterling could expect net income and capital to decrease by approximately $2.3 million over a 12-month period. This result is primarily due to the current low interest rate environment, under which interest rates on Park Sterling’s average interest-bearing liabilities cannot benefit fully from a 300 basis point rate reduction, without turning negative, while yields on Park Sterling’s average interest-earning assets could decline by 300 basis points. As expected when in a liability-sensitive position, this simulation model indicates that if short-term interest rates immediately increased by 300 basis points, Park Sterling could expect net income and capital to decrease by approximately $3.4 million over a 12-month period.  Park Sterling believes it is unlikely, based on current Federal Reserve Board indications of interest rate movements, that short-term interest rates will immediately increase or decrease by 300 basis points.

Park Sterling is subject to extensive regulation that could limit or restrict its activities.

Park Sterling operates in a highly regulated industry and currently is subject to examination, supervision and comprehensive regulation by the N.C. Commissioner, the FDIC and the Federal Reserve Board. Park Sterling’s compliance with these regulations is costly and restricts certain of its activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, locations of offices, and the ability to accept brokered deposits on which Park Sterling currently relies heavily to fund its operations. Park Sterling must also meet regulatory capital requirements. If it fails to meet these capital and other regulatory requirements, Park Sterling’s financial condition, liquidity, deposit funding strategy and results of operations would be materially and adversely affected. Park Sterling’s failure to remain well capitalized and well managed for regulatory purposes could affect customer confidence, the ability to execute its business strategies, the ability to grow its assets or establish new branches, the ability to obtain or renew brokered deposits, its cost of funds and FDIC insurance, the ability to pay dividends on its common stock and the ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and Park Sterling cannot predict the effects of these changes on its business and profitability. For example, new legislation or regulation could limit the manner in which Park Sterling may conduct its business, including its ability to obtain financing, attract deposits and make loans. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place Park Sterling at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to Park Sterling have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future.  Park Sterling’s cost of compliance could adversely affect its ability to operate profitably.

Park Sterling’s success depends significantly on economic conditions in its market areas.

Unlike larger organizations that are more geographically diversified, Park Sterling’s banking offices are currently concentrated in North Carolina and South Carolina and, after the merger, will also be in North Georgia. Even if Park Sterling’s growth strategy is successful, Park Sterling expects that its banking offices will remain primarily concentrated in North Carolina, South Carolina, North Georgia and Virginia. As a result of this geographic concentration, Park Sterling’s financial results will depend largely upon economic conditions in these market areas. If the communities in which Park Sterling operates do not grow or if prevailing economic conditions, locally or nationally, deteriorate further, this may have a significant impact on the amount of loans that Park Sterling originates, the ability of its borrowers to repay these loans and the value of the collateral securing these loans. Prolonged continuation of the current economic downturn caused by inflation, recession, unemployment, government action or other factors beyond Park Sterling’s control would likely contribute to the deterioration of the quality of its loan portfolio and reduce its level of deposits, which in turn would have an adverse effect on Park Sterling’s business.

In addition, some portions of Park Sterling’s target market are in coastal areas, which are susceptible to hurricanes and tropical storms. Such weather events can disrupt Park Sterling’s operations, result in damage to its properties, decrease the value of real estate collateral for its loans and negatively affect the local economies in which Park Sterling operates. Park Sterling cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing Park Sterling’s loans and an increase in the delinquencies, foreclosures and loan losses. Park Sterling’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

Current levels of market volatility are unprecedented.

The capital and credit markets have in recent years been experiencing volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that Park Sterling will not experience an adverse effect, which may be material, on its ability to access capital and on its business, financial condition and results of operations.

Park Sterling relies heavily on the services of key executives and directors, a number of which are new additions to its management team.

Following Park Sterling Bank’s public offering in August 2010, Park Sterling changed its management team and reduced the size of and reconstituted its board of directors. Park Sterling’s growth strategy contemplates continued services and expertise of these persons in the different markets in which it seeks to expand. The loss of the services of any of these persons could have an adverse impact on Park Sterling’s ability to execute its growth strategy or on its business, operations and financial condition.

To be profitable, Park Sterling must compete successfully with other financial institutions that have greater resources and capabilities than Park Sterling does.

The banking business in Park Sterling’s target markets is highly competitive. Many of Park Sterling’s existing and potential competitors are larger and have greater resources than Park Sterling does and have been in existence a longer period of time. Park Sterling competes with these institutions both in attracting deposits and originating loans. Park Sterling may not be able to attract customers away from its competition.  Park Sterling competes for loans and deposits with other commercial banks; savings banks; thrifts; trust companies; credit unions; securities brokerage firms; mortgage brokers; insurance companies; mutual funds; and industrial loan companies.

Competitors that are not depository institutions are generally not regulated as extensively as Park Sterling is and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, greater advertising and marketing budgets or other factors.

Park Sterling’s legal lending limit is determined by law and is calculated as a percentage of Park Sterling’s capital and unimpaired surplus. The size of the loans that Park Sterling is able to offer to its customers is less than the size of the loans that larger competitors are able to offer. This limit may affect Park Sterling’s success in establishing relationships with the larger businesses in its market. Park Sterling may not be able to successfully compete with the larger banks in its target markets.

Liquidity needs of Park Sterling could adversely affect its results of operations and financial condition.

The primary sources of funds for Park Sterling are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Park Sterling may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank (FHLB) advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Park Sterling believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Park Sterling continues to grow and experience increasing loan demand. Park Sterling may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Park Sterling depends on the accuracy and completeness of information about customers and counterparties, which, if incorrect or incomplete, could harm its earnings.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Park Sterling relies on information furnished to it by or on behalf of customers and counterparties, including financial statements and other financial information. Park Sterling also may rely on representations of customers, counterparties or other third parties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, Park Sterling may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Park Sterling’s earnings are significantly affected by its ability to properly originate, underwrite and service loans. Park Sterling’s financial condition and results of operations could be negatively impacted to the extent it incorrectly assesses the creditworthiness of its borrowers, fails to detect or respond to deterioration in asset quality in a timely manner, or relies on information provided to it, such as financial statements that do not comply with GAAP and may be materially misleading.

Negative public opinion could damage Park Sterling’s reputation and adversely impact its earnings.

Reputation risk, or the risk to Park Sterling’s business, earnings and capital from negative public opinion, is inherent in its operations. Negative public opinion can result from Park Sterling’s actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Park Sterling’s ability to keep and attract customers and employees and can expose Park Sterling to litigation and regulatory action and adversely impact its results of operations. Although Park Sterling takes steps to minimize reputation risk in dealing with its customers and communities, this risk will always be present given the nature of Park Sterling’s business.

Park Sterling is subject to security and operational risks including risks relating to its use of technology that, if not managed properly, could disrupt Park Sterling’s business, result in the disclosure or misuse of confidential or proprietary information, damage Park Sterling’s reputation, increase its costs and cause losses. Any such failure also could have a material adverse effect on Park Sterling’s business, financial condition and results of operations.

To conduct its business, Park Sterling relies heavily on technology-driven products and services and on communications and information systems. Park Sterling’s future success will depend, in part, on its ability to address its customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Park Sterling has taken measures to implement backup systems and other safeguards with respect to the physical infrastructure and systems that support its operations, but its ability to conduct business may be adversely affected by any significant and widespread disruption to such infrastructure or systems. Park Sterling’s financial, accounting, data processing, check processing, electronic funds transfer, loan processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond Park Sterling’s control and adversely affect its ability to process these transactions or provide these services. There could be sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters, events arising from local or larger scale political or social matters, including terrorist acts, and cyber attacks. Park Sterling continuously updates these systems to support its operations and growth. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones.

Information security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers and other external parties. Park Sterling’s operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in its computer systems and networks. Park Sterling relies on its digital technologies, computer and email systems, software, and networks to conduct its operations, as well as on the honesty and integrity of its employees with access to those elements. In addition, to access Park Sterling’s products and services, its customers may use personal smartphones, tablet PCs and other mobile devices that are beyond Park Sterling’s control systems. Park Sterling’s technologies, systems and networks, and its customers’ devices may be subject to, or the target of, cyber attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of Park Sterling’s or its customers’ confidential, proprietary and other information, or otherwise disrupt Park Sterling’s or its customers’ or other third parties’ business operations.

Park Sterling also faces the risk of unauthorized activity, fraud or theft by its employees that could result in disclosure or misuse of its customers’ confidential, proprietary or other information. In addition, Park Sterling faces the risk of operational failure, termination or capacity constraints of any of the third parties with which it does business or that facilitate its business activities, including financial intermediaries that it uses to facilitate transactions. Any such failure, termination or constraint could adversely affect Park Sterling’s ability to effect transactions, service its customers, manage its exposure to risk or expand its business and could have a significant adverse impact on Park Sterling’s liquidity, financial condition and results of operations.

There can be no assurance that Park Sterling will not experience material losses related to cyber attacks or other information security breaches.  Cyber security and the continued development and enhancement of Park Sterling’s controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for Park Sterling and it may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.

Risks Related to Park Sterling’s Common Stock

Park Sterling may issue additional shares of stock or equity derivative securities, including awards to current and future executive officers, directors and employees, that could result in the dilution of Citizens South stockholders who receive their merger consideration as stock.

Park Sterling’s authorized capital includes 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of June 30, 2012, Park Sterling had 32,706,627 shares of common stock outstanding, including 631,260 shares that have voting rights but no economic interest related to unvested, performance-based restricted stock issued pursuant to Park Sterling’s LTIP, and had reserved or otherwise set aside for issuance 2,155,189 shares underlying outstanding options and 243,300 shares that are available for future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity incentive plans. Park Sterling expects to issue approximately 11,919,746 shares of common stock in connection with the merger. Subject to NASDAQ rules, the Park Sterling board of directors generally has the authority to issue all or part of any authorized but unissued shares of common stock or preferred stock for any corporate purpose. Park Sterling anticipates that it will issue additional equity in connection with the acquisition of other strategic partners and that in the future it likely will seek additional equity capital as it develops its business and expands its operations, depending on the timing and magnitude of any particular future acquisition. These issuances would dilute the ownership interests of existing shareholders and Citizens South stockholders who receive their merger consideration as stock and may dilute the per share book value of the common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, Park Sterling’s then existing shareholders and Citizens South stockholders who receive their merger consideration as stock.

In addition, the issuance of shares under the equity compensation plans will result in dilution of Park Sterling shareholders’ ownership of Park Sterling common stock. The exercise price of stock options could also adversely affect the terms on which Park Sterling can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for Park Sterling’s common stock. They may profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Park Sterling’s stock price may be volatile, which could result in losses to its investors and litigation against Park Sterling.

Park Sterling’s stock price has been volatile in the past and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to: actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, Park Sterling’s announcement of developments related to its businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and nontraditional competitors, news reports of trends and concerns and other issues related to the financial services industry. Fluctuations in Park Sterling’s stock price may be unrelated to Park Sterling’s performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of Park Sterling’s common stock, and the current market price may not be indicative of future market prices.

Stock price volatility may make it more difficult for you to resell your Park Sterling common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of fluctuation in the market price of their securities. Park Sterling could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from Park Sterling’s normal business, which could result in losses to investors.

Future sales of Park Sterling’s common stock by Park Sterling shareholders or the perception that those sales could occur may cause Park Sterling’s common stock price to decline.

Although Park Sterling’s common stock is listed for trading on NASDAQ, the trading volume in the common stock may be lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Park Sterling has no control. Given the potential for lower relative trading volume in the common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of Park Sterling’s common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

State laws and provisions in Park Sterling’s articles of incorporation or bylaws could make it more difficult for another company to purchase Park Sterling, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if Park Sterling were purchased by another company. State law and Park Sterling’s articles of incorporation and bylaws could make it difficult for anyone to purchase Park Sterling without approval of its board of directors. For example, Park Sterling’s articles of incorporation divide its board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it difficult for shareholders to change the composition of the Park Sterling board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Park Sterling does not currently intend to pay dividends and may be unable to pay dividends in the future.

Park Sterling does not intend to pay dividends in the foreseeable future. If Park Sterling determines to pay dividends in the future, holders of its common stock are only entitled to receive such dividends as Park Sterling’s board of directors may declare out of funds legally available for such payments. Park Sterling’s ability to pay dividends also is limited by regulatory restrictions and the need to maintain sufficient capital. If these regulatory requirements are not satisfied, Park Sterling would be unable to pay dividends on its common stock.

Moreover, Park Sterling is a bank holding company that is a separate and distinct legal entity from Park Sterling Bank and,  following the merger, Citizens South Bank. As a result, Park Sterling’s ability to make dividend payments, if any, on its common stock would depend primarily upon the receipt of dividends and other distributions received from Park Sterling Bank and, following the merger, Citizens South Bank. Various federal and state regulations limit the amount of dividends that Park Sterling Bank and, following the merger, Citizens South Bank may pay to Park Sterling.

In addition, Park Sterling’s right to participate in any distribution of assets of Park Sterling Bank, Citizens South Bank or any other subsidiary of Park Sterling from time to time upon the subsidiary’s liquidation or otherwise, and thus the ability of Park Sterling shareholders to benefit indirectly from such distribution, will be subject to the prior claims of creditors of the subsidiary, except to the extent any of Park Sterling’s claims as a creditor of the subsidiary may be recognized. As a result, Park Sterling’s common stock effectively will be subordinated to all existing and future liabilities and obligations of Park Sterling Bank, Citizens South Bank and any other subsidiaries Park Sterling may have.

The  right of Park Sterling shareholders to receive liquidation and dividend payments on the Park Sterling common stock is junior to its existing and future indebtedness and to any other senior securities Park Sterling may issue in the future.

Shares of Park Sterling’s common stock are equity interests in Park Sterling and do not constitute indebtedness. This means that shares of the common stock will rank junior to all of indebtedness of Park Sterling and to other nonequity claims against Park Sterling and its assets available to satisfy claims against it, including in Park Sterling’s liquidation. As of March 31, 2012, Park Sterling had approximately $12.4 million aggregate principal amount of subordinated debt (after acquisition accounting fair value adjustments), in addition to its other liabilities, and upon completion of the merger (i) will assume approximately $6.2 million aggregate principal amount of junior subordinated debt of Citizens South (after acquisition accounting fair value adjustments), and (ii) will issue to the Secretary of the Treasury 20,500 shares of a newly created series of preferred stock with a liquidation preference of $20.5 million, all of which would be senior in right of payment to Park Sterling’s common stock. Park Sterling may incur additional indebtedness from time to time without the approval of the holders of its common stock.

Additionally, Park Sterling’s board of directors is authorized to issue additional classes or series of preferred stock in the future without any action on the part of its common shareholders. Park Sterling common shareholders would be subject to the prior dividend and liquidation rights of holders of any preferred stock outstanding.

Park Sterling common stock is not insured by the FDIC.

Park Sterling common stock is not a savings or deposit account, and is not insured by the FDIC or any other governmental agency and is subject to risk, including the possible loss of all or some principal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Joint Proxy Statement/Prospectus and the documents incorporated by reference in this Joint Proxy Statement/Prospectus contain a number of forward-looking statements, including statements about the financial condition, results of operations, earnings outlook and prospects of Park Sterling, Citizens South and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “anticipate,” “continue,” “expect,” “project,” “potential,” “possible,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” or other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Park Sterling or Citizens South to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following:
•
the risk that the businesses of Park Sterling and/or Citizens South in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies, cost savings and financial benefits from the merger may not be fully realized or realized within the expected timeframe;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the ability to complete the merger on the expected timeframe;

•	revenues following the merger may be lower than expected;

•	changes in the interest rate environment reduce interest margins and impact funding sources;

•
changes in loan mix, deposit mix, capital and liquidity levels, emerging regulatory expectations and measures, net interest income, credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels, and other similar matters with respect to Park Sterling or Citizens South;

•	changes in market rates and prices may adversely impact the value of financial products;

•	customer and employee relationships and business operations may be disrupted by the merger;

•
the ability to obtain required governmental consents and approvals on the proposed terms and schedule, including consent to the assignment of certain FDIC loss-share agreements to which Citizens South is a party and evidence from the Treasury that the merger will not breach certain provisions of the documents governing the shares of Citizens South preferred stock held by the Treasury;

•	the ability to obtain approval of the Park Sterling shareholders and Citizens South stockholders;

•
possible fluctuation in the trading price of Park Sterling’s common stock prior to the completion of the merger, which would affect the total value of the proposed merger and the value of the merger consideration that may be received by Citizens South stockholders;

•
possible changes in economic and business conditions, including the effects of negative economic conditions or a “double dip” recession, including stress in the commercial real estate markets or delay or failure of recovery in the residential real estate markets;

•	the impact of deterioration of the United States credit standing, changes in consumer and investor confidence and the related impact on financial markets and institutions;

•	the existence or exacerbation of general geopolitical instability and uncertainty;

•	the ability of Park Sterling to integrate other acquisitions and attract new customers;

•	possible changes in monetary and fiscal policies, and laws and regulations, and the cost and other effects of legal and administrative cases;

•	the effects of easing of restrictions on participants in the financial services industry and increased competition from both banks and nonbanks;

•
possible changes in the creditworthiness of customers and the possible impairment of collectibility of loans and failure of assumptions underlying the establishment of allowances for loan losses of Park Sterling or Citizens South;

•	deterioration in the credit quality of the loan portfolios of Park Sterling or Citizens South or in the value of the collateral securing those loans;

•	deterioration in the value of securities held in the investment securities portfolios of Park Sterling or Citizens South;

•
changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting, including acquisition accounting fair market value assumptions and accounting for purchased credit-impaired loans, and the impact on Park Sterling’s or Citizens South’s financial statements;

•	the ability of Park Sterling’s or Citizens South’s management to effectively manage credit risk, market risk, operational risk, legal risk and regulatory and compliance risk; and

•	other risks and factors identified in this Joint Proxy Statement/Prospectus under the heading “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Joint Proxy Statement/Prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this Joint Proxy Statement/Prospectus and attributable to Park Sterling or Citizens South or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Joint Proxy Statement/Prospectus. Except to the extent required by applicable law or regulation, Park Sterling and Citizens South undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Joint Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.

THE PARK STERLING SPECIAL MEETING

This section contains information about the special meeting of Park Sterling shareholders that has been called to consider and approve and adopt the merger agreement and, if necessary or appropriate, the adjournment of the special meeting to solicit additional proxies.  Together with this Joint Proxy Statement/Prospectus, we are also sending you a notice of special meeting and a form of proxy that is solicited by the Park Sterling board of directors. The special meeting will be held at • on •, 2012, at • a.m., local time.

Matters To Be Considered

The purposes of the special meeting are:

●	to consider and vote upon a proposal to approve and adopt the merger agreement; and

●
to consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

Proxies

Each copy of this Joint Proxy Statement/Prospectus mailed to holders of Park Sterling common stock is accompanied by a form of proxy with instructions for voting.

If you hold Park Sterling common stock in your name as a shareholder of record, you should complete, execute and return the proxy card in the enclosed envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.  If you hold your Park Sterling common stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from that bank or broker.

If you hold Park Sterling common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, by delivering a written revocation letter to Park Sterling’s Corporate Secretary, or by attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting.  Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a shareholder at the special meeting will not constitute revocation of a previously given proxy.  Written notices of revocation and other communications about revoking your proxy should be addressed to:

Park Sterling Corporation
1043 East Morehead Street, Suite 201
Charlotte, North Carolina 28204
Attention:  Stephen A. Arnall, Secretary
Phone Number:  (704) 716-2134

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your signed proxy will be voted “FOR” approval and adoption of the merger agreement and “FOR” approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

Solicitation of Proxies

Park Sterling and Citizens South will bear equally the cost of printing and mailing this Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the merger; however, Park Sterling solely will bear any additional costs of soliciting proxies from Park Sterling shareholders. In addition to solicitation of proxies by mail, Park Sterling will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Park Sterling common stock and secure their voting instructions. Park Sterling will reimburse the record holders for their reasonable expenses in taking those actions.   If necessary, several of Park Sterling’s regular employees, who will not be specially compensated, may solicit proxies from Park Sterling shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The board of directors of Park Sterling has fixed close of business on •, 2012 as the record date for determining the Park Sterling shareholders entitled to receive notice of and to vote at the special meeting. At that time, • shares of Park Sterling common stock were outstanding, held by approximately • holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Park Sterling common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions from voting will be counted for the purpose of determining whether a quorum is present.

Park Sterling shareholders are entitled to one vote for each share of Park Sterling common stock they held as of the record date with respect to each matter to be considered at the special meeting.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Park Sterling common stock entitled to vote at the special meeting. Because the affirmative vote of the holders of a majority of the issued and outstanding shares of Park Sterling common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure of a Park Sterling shareholder to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions from voting also will have the same effect as a vote against the merger. Accordingly, the Park Sterling board of directors urges Park Sterling shareholders to promptly vote by completing, dating and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Approval of the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies requires the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal to exceed the number of votes cast against the proposal, whether or not a quorum is present. Abstentions from voting are not treated as votes cast and, therefore, will have no effect on the vote required for the proposal.

Under the rules of the New York Stock Exchange applicable to brokers, each of the proposals to be presented at the special meeting is considered a nonroutine matter. Therefore, if your shares are held in street name by a broker, your broker cannot vote your shares unless it receives specific voting instructions from you. If you do not provide voting instructions to your broker and the broker nevertheless submits an unvoted proxy with respect to your shares, the resulting “broker nonvote” will not be counted for purposes of determining whether a quorum is present and will have the same effect as a vote against the proposal to approve and adopt the merger agreement. Broker nonvotes will not have an effect on the adjournment proposal.

Shareholders will vote at the meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Park Sterling’s transfer agent, Broadridge Corporate Issuer Solutions, Inc.

PARK STERLING PROPOSALS

Proposal 1: Approval and Adoption of the Merger Agreement

Park Sterling shareholders are being asked to approve and adopt the Agreement and Plan of Merger, dated as of May 13, 2012, by and between Park Sterling Corporation and Citizens South Banking Corporation, as amended from time to time, pursuant to which Citizens South will merge with and into Park Sterling.

For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement.” As discussed under “The Merger – Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors,” after careful consideration, the Park Sterling board of directors unanimously approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and in the best interests of Park Sterling and its shareholders.

The approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of shares of Park Sterling common stock outstanding and entitled to vote at the special meeting. Failures to vote, abstentions and broker nonvotes, if any, will have the effect of a vote “AGAINST” this proposal.

The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” approval and adoption of the merger agreement.

Proposal 2: Adjournment of the Park Sterling Special Meeting

Park Sterling shareholders are being asked to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement if there are insufficient votes at the time of the adjournment to approve the merger agreement proposal.

If, at the Park Sterling special meeting, there are an insufficient number of shares of Park Sterling common stock present in person or by proxy to constitute a quorum or approve and adopt the merger agreement, Park Sterling may propose to adjourn or postpone the special meeting in order to enable the Park Sterling board of directors to solicit additional proxies to establish a quorum or approve and adopt the merger agreement. Park Sterling does not currently intend to propose adjournment or postponement at the special meeting if there are sufficient votes to approve and adopt the merger agreement.

If the proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies is submitted to the Park Sterling shareholders for approval, the approval requires that the number of votes cast at the special meeting, in person or by proxy and entitled to vote thereon, in favor of the proposal exceeds the votes cast against the proposal, whether or not a quorum is present. Failures to vote, abstentions and broker nonvotes, if any, will not have an effect on this proposal. Approval of this proposal is not a condition to completion of the merger.

The Park Sterling board of directors unanimously recommends that Park Sterling shareholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

THE CITIZENS SOUTH SPECIAL MEETING

This section contains information about the special meeting of Citizens South stockholders that has been called to consider and approve and adopt the merger agreement and, if necessary or appropriate, the adjournment of the special meeting to solicit additional proxies.  Together with this Joint Proxy Statement/Prospectus, we are also sending you a notice of special meeting and a form of proxy that is solicited by the Citizens South board of directors. The special meeting will be held at •, on •, 2012, at • a.m., local time.

Matters To Be Considered

The purposes of the special meeting are:

●	to consider and vote upon a proposal to approve and adopt the merger agreement;

●
to consider and cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements that certain Citizens South officers will receive from Citizens South and its subsidiary, Citizens South Bank, in connection with the merger; and

●
to consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger agreement and the merger.

Proxies

Each copy of this Joint Proxy Statement/Prospectus mailed to holders of Citizens South common stock is accompanied by a form of proxy with instructions for voting.

If you hold Citizens South common stock in your name as a stockholder of record, you should complete, execute and return the proxy card in the enclosed envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.  If you hold your Citizens South common stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from that bank or broker.

If you hold Citizens South common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, by delivering a written revocation letter to Citizens South’s Corporate Secretary, or by attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting.  Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the special meeting will not constitute revocation of a previously given proxy.  Written notices of revocation and other communications about revoking your proxy should be addressed to:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040
Attention:  Paul L. Teem, Jr., Secretary
Phone Number:  (704) 868-5200

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies. The trustee of Citizens South’s employee stock ownership plan (ESOP) will solicit participants in and beneficiaries of the ESOP to direct the trustee as to the voting of shares held in their respective accounts under the ESOP.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your signed proxy will be voted “FOR” approval and adoption of the merger agreement, “FOR” approval of the “golden parachute” proposal and “FOR” approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

Solicitation of Proxies

Park Sterling and Citizens South will bear equally the cost of printing and mailing this Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the merger; however, Citizens South solely will bear any additional costs of soliciting proxies from Citizens South stockholders. In addition to solicitation of proxies by mail, Citizens South will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Citizens South common stock and secure their voting instructions. Citizens South will reimburse the record holders for their reasonable expenses in taking those actions.   If necessary, several of Citizens South’s regular employees, who will not be specially compensated, may solicit proxies from Citizens South stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Citizens South has engaged Phoenix Advisory Partners to act as its proxy solicitor and information agent.  Citizens South will pay Phoenix Advisory Partners $• for proxy solicitation services and $• for information agent services plus reasonable out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation of proxies.

Record Date

The board of directors of Citizens South has fixed close of business on •, 2012 as the record date for determining the Citizens South stockholders entitled to receive notice of and to vote at the special meeting. At that time, • shares of Citizens South common stock were outstanding, held by approximately • holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Citizens South common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions from voting will be counted for the purpose of determining whether a quorum is present.

Citizens South stockholders are entitled to one vote for each share of Citizens South common stock they held as of the record date with respect to each matter to be considered at the special meeting.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Citizens South common stock entitled to vote at the special meeting. Because the affirmative vote of the holders of a majority of the issued and outstanding shares of Citizens South common stock entitled to vote at the special meeting is needed for us to proceed with the merger, the failure of a Citizens South stockholder to vote by proxy or in person will have the same effect as a vote against the merger. Abstentions from voting also will have the same effect as a vote against the merger. Accordingly, the Citizens South board of directors urges Citizens South stockholders to promptly vote by completing, dating and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope, or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

Approval of the “golden parachute” proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. Abstentions from voting will have no effect on the outcome of this proposal.

Approval of the Citizens South adjournment proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. Abstentions from voting will have no effect on the outcome of this proposal.

Neither approval of the “golden parachute” proposal nor the Citizens South adjournment proposal is a condition to completion of the merger.

Under the rules of the New York Stock Exchange applicable to brokers, each of the proposals to be presented at the special meeting is considered a nonroutine matter. Therefore, if your shares are held in street name by a broker, your broker cannot vote your shares unless it receives specific voting instructions from you. If you do not provide voting instructions to your broker and the broker nevertheless submits an unvoted proxy with respect to your shares, the resulting “broker nonvote” will not be counted for purposes of determining whether a quorum is present and will have the same effect as a vote against the proposal to approve and adopt the merger agreement. However, the broker nonvote will have no effect on the vote required for the “golden parachute” proposal or the adjournment proposal.

Citizens South stockholders will vote at the special meeting by ballot. Votes cast at the meeting, in person or by proxy, will be tallied by Citizens South’s transfer agent, Registrar and Transfer Company.

Support Agreements

As an inducement to and a condition of Park Sterling’s willingness to enter into the merger agreement, each of the directors of Citizens South entered into a support agreement with Park Sterling. Pursuant to the support agreements, each of the directors of Citizens South agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them, (i) in favor of the approval and adoption of the merger agreement (or any amended version thereof), the merger and the other transactions contemplated thereby and (ii) against any Alternative Transaction (as defined in the merger agreement and as further described under “The Merger Agreement—Agreement Not to Solicit Other Offers”). As of June 30, 2012, the directors of Citizens South beneficially owned 696,142 shares, or approximately 6.01% of the outstanding shares of Citizens South common stock. In addition, a support agreement was signed by a director who retired at Citizens South's annual meeting of stockholders on May 14, 2012 and who beneficially owned 211,014 shares as of June 30, 2012. A copy of the form of this support agreement is attached as Appendix C to this Proxy Statement/Prospectus and is incorporated herein by reference. Citizens South stockholders are urged to read the form of support agreement in its entirety.

CITIZENS SOUTH PROPOSALS

Proposal 1: Approval and Adoption of the Merger Agreement

Citizens South stockholders are being asked to approve and adopt the Agreement and Plan of Merger, dated as of May 13, 2012, by and between Park Sterling Corporation and Citizens South Banking Corporation, as amended from time to time, pursuant to which Citizens South will merge with and into Park Sterling.

For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement.” As discussed under “The Merger – Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors,” after careful consideration, the Citizens South board of directors unanimously approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, advisable and in the best interests of Citizens South and its stockholders.

The approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of shares of Citizens South common stock outstanding and entitled to vote at the special meeting. Failures to vote, abstentions and broker nonvotes, if any, will have the effect of a vote “AGAINST” this proposal.

The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” approval and adoption of the merger agreement.

Proposal 2: Advisory Approval of “Golden Parachute” Compensation

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Citizens South seek an advisory (nonbinding) vote from its stockholders to approve certain “golden parachute” compensation that its “named executive officers” will receive from Citizens South and Citizens South Bank in connection with the merger, as disclosed under “The Merger–Golden Parachute Compensation for Citizens South Named Executive Officers”).

Citizens South is presenting this proposal, which gives Citizens South stockholders the opportunity to express their views on such “golden parachute” compensation by voting for or against the following resolution:

“RESOLVED, that the stockholders of Citizens South Banking Corporation approve, on an advisory (nonbinding) basis, the agreements for and compensation to be paid by Citizens South Banking Corporation and Citizens South Bank to Citizens South Banking Corporation’s named executive officers in connection with the merger with Park Sterling Corporation, as disclosed in the section of the Joint Proxy Statement/Prospectus for the merger captioned “The Merger–Golden Parachute Compensation for Citizens South Named Executive Officers.”

Approval of the “golden parachute” proposal requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. Failures to vote, abstentions and broker nonvotes, if any, will not have an effect on this proposal.

Approval of the “golden parachute” proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Citizens South or Park Sterling, or their respective board of directors or compensation committees.  Therefore, if the merger is approved by the Citizens South stockholders and completed, the “golden parachute” compensation will be paid to the Citizens South named executive officers, subject to the conditions applicable thereto, regardless of the outcome of this advisory vote.

The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” the approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable to certain Citizens South officers by Citizens South and its subsidiary, Citizens South Bank, in connection with the merger.

Proposal 3: Adjournment of the Citizens South Special Meeting

Citizens South stockholders are being asked to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement if there are insufficient votes at the time of the adjournment to approve the merger agreement proposal.

If, at the Citizens South special meeting, there are an insufficient number of shares of Citizens South common stock present in person or by proxy to constitute a quorum or approve and adopt the merger agreement, Citizens South may propose to adjourn or postpone the special meeting in order to enable the Citizens South board of directors to solicit additional proxies to establish a quorum or approve and adopt the merger agreement. Citizens South does not currently intend to propose adjournment or postponement at the special meeting if there are sufficient votes to approve and adopt the merger agreement.

If the proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies is submitted to the Citizens South stockholders for approval, the approval requires the affirmative vote of holders of a majority of the shares of Citizens South common stock voted thereon at the special meeting (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. Failures to vote, abstentions and broker nonvotes, if any, will not have an effect on this proposal. Approval of this proposal is not a condition to completion of the merger.

The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement.

THE MERGER

Background of the Merger

Previous Contacts Between Park Sterling and Citizens South

In February 2010, Kim Price, President and Chief Executive Officer of Citizens South, had an introductory meeting with James C. Cherry and David L. Gaines prior to the affiliation of Messrs. Cherry and Gaines with Park Sterling. Messrs. Cherry and Gaines were in the process of identifying a platform bank interested in augmenting its management team with these individuals and pursuing their vision of building a traditional regional banking franchise across the Carolinas and Virginia. As part of their partner bank identification process, Messrs. Cherry and Gaines held meetings with multiple potential platform banks, including this single introductory meeting with Citizens South. Messrs. Cherry and Gaines shortly thereafter partnered with Park Sterling as the platform bank.

In August 2010, Messrs. Cherry and Gaines helped to facilitate an equity offering by Park Sterling, which raised gross proceeds of $150.2 million (the Public Offering), and were concurrently hired by Park Sterling as Chief Executive Officer and Chief Financial Officer, respectively. Following the Public Offering, Park Sterling changed its business plan from primarily organic growth at a moderate pace to seeking accelerated organic growth and selective acquisitions of regional and community banks in the Carolinas and Virginia. In 2011, as part of its organic growth initiatives, Park Sterling opened de novo offices in Charleston, South Carolina, Raleigh, North Carolina and Greenville, South Carolina, and hired an asset-based lending team based in Greenville, South Carolina. In November 2011, as part of its acquisition growth initiatives, Park Sterling completed its acquisition of Community Capital Corporation, the bank holding company for CapitalBank, a South Carolina state-chartered Federal Reserve member bank, and subsequently merged CapitalBank with and into Park Sterling Bank. Park Sterling intends to continue building its multistate banking franchise through organic growth and selective acquisitions over the next several years.

Soon after the Public Offering, Mr. Cherry began contacting community banks headquartered in the Carolinas and Virginia to discuss potential strategic partnerships for Park Sterling. These contacts included renewing a dialogue with Mr. Price at Citizens South. Following their single meeting with Citizens South in February 2010, Messrs. Cherry and Gaines had no additional discussions with Citizens South prior to completion of the Public Offering. Park Sterling initiated discussions with other potential partners during the months immediately following the Public Offering, and entered into several nondisclosure agreements.  Park Sterling did not enter into a nondisclosure agreement with Citizens South during that time.

Background of the Merger Process Prior to Discussions with Park Sterling

As part of its ongoing consideration and evaluation of Citizens South’s long-term prospects and strategy, the Citizens South board of directors and senior management have periodically reviewed and assessed strategic opportunities and challenges.  With respect to the merger and acquisition market, Citizens South historically has been an acquiror of financial institutions, including having recently completed two FDIC-assisted acquisitions of failed banks in North Georgia over the past two years.  However, the economic recession and the related downturn in the market for community bank stocks that began in 2008 led the Citizens South board of directors and management to consider the value that could be delivered to stockholders through a strategic affiliation with an acquiring institution. In addition, the Dodd-Frank Act increased the regulatory burden and oversight for community banks in general, which served to further emphasize to the board of directors and management the competitive need for scale in terms of asset size. The Citizens South board of directors and management considered both internal growth strategies and strategic business combinations as means toward achieving these economies of scale. These regulatory and economic developments, among other factors, contributed to the reduced stock price and liquidity being experienced by many small-cap community banks in the Southeast, including Citizens South.  In this regard, the market price of Citizens South common stock has fallen significantly, trading within a high/low range in 2011 of $2.90 to $4.99, compared to $5.75 to $11.03 in 2008.

In July 2011, Mr. Price received a telephone call from an investment banker regarding the possible interest of a large bank holding company in an acquisition of Citizens South.  Following that call, Mr. Price contacted KBW, the long-time financial advisor to Citizens South, to apprise them of this development.  KBW suggested that there would likely be other companies that would have an interest in a possible acquisition of Citizens South.  As a result of these contacts, Mr. Price met with a representative of the first bank holding company in late July 2011, at which meeting there was a general discussion of the cultures and banking philosophies of the two companies.  In early August 2011, Mr. Price was introduced to a representative of a second bank holding company at a KBW investor conference, and a general discussion took place about each of their companies.

As a result of this activity, on August 15, 2011 the Citizens South board of directors met with KBW and another investment banking firm to discuss the merger and acquisition market in general, to review recent transaction data and to discuss the value that might be available to Citizens South stockholders through a transaction in which Citizens South would be acquired by another financial institution.  A third financial advisory firm also attended the meeting and provided advice and information to the Citizens South board of directors regarding possible merger and acquisition value. Luse Gorman Pomerenk & Schick, P.C., legal counsel to Citizens South (Luse Gorman), attended this meeting and discussed the fiduciary duties of the board of directors in general and in particular in connection with merger and acquisition transactions.

On August 22, 2011, the Citizens South board of directors met again and, following further discussion of the presentations and discussion at the August 15, 2011 meeting, authorized Mr. Price to continue to meet with selected potential strategic partners and to engage an investment banking firm for this purpose.  The Citizens South board of directors noted that no definitive determination had been made to pursue a business combination with another entity, but that the benefits and value that may be obtained from such a course of action should be explored.  Also on August 22, 2011, representatives of the second bank holding company visited with Mr. Price in Gastonia, North Carolina to again express interest in a possible acquisition of Citizens South and to discuss the operations of the respective companies.  The executive committee of the Citizens South board of directors (Messrs. Hoyle, Matthews and Rudisill and Price) met with KBW on September 1, 2011 and discussed the process going forward, including the establishment of a virtual data room for the compilation of due diligence documents for interested parties to review. It was agreed that confidential information could be provided to the two bank holding companies, pursuant to negotiated nondisclosure agreements, for the purpose of their due diligence investigation of Citizens South.

On September 23, 2011, a representative of the second bank holding company met with Mr. Price and they discussed general, non-pricing aspects of a possible merger transaction.  On September 27, 2011, Mr. Price met in Charlotte, North Carolina with a representative of the first bank holding company and discussed general, non-pricing aspects of a possible merger transaction. On October 7, 2011, Mr. Price traveled to the headquarters of the first bank holding company to meet with its management team, at which meeting general, non-pricing matters were discussed.  On October 17, 2011, Citizens South entered into a nondisclosure agreement with the second bank holding company.

On October 21, 2011, at a special meeting of the Citizens South board of directors, the board was apprised of developments and authorized Mr. Price to formally engage KBW.  The Citizens South board of directors confirmed that Mr. Price should continue discussions with the two bank holding companies.  On November 1, 2011, the second bank holding company was granted access to the virtual data room. The first bank holding company did not access the virtual data room or enter into a nondisclosure agreement with Citizens South. Citizens South and the first bank holding company held no further discussions regarding a business combination.

On November 18, 2011, the second bank holding company submitted a nonbinding, preliminary indication of interest at a price range of $5.00 to $6.25 per share, subject to completion of further due diligence.  Also during early November, Mr. Price was approached at an industry conference by a representative of a third bank holding company regarding interest in a possible acquisition of Citizens South.  He requested that Mr. Price travel to his offices to further discuss this interest.

At a special meeting of the Citizens South board of directors on November 28, 2011, the preliminary indication of interest from the second bank holding company was reviewed by and discussed with the Citizens South board of directors.  Mr. Price also informed the board of directors that he was scheduled to meet with a representative of the third bank holding company the next day at that company’s offices.  The Citizens South board of directors directed Mr. Price to report back to the board of directors following the meeting.

On a November 29, 2011 telephone call with the Citizens South board of directors, Mr. Price reported on his meeting with the third bank holding company, who expressed interest in an acquisition of Citizens South and who had shared his view as to the potential benefits of a combination.  However, the company indicated that it was reviewing another acquisition that took priority over Citizens South, which could delay its timeline for moving forward with Citizens South.  The Citizens South board of directors authorized Mr. Price to enter into a nondisclosure agreement with the third bank holding company and to provide it access to the virtual data room.  The Citizens South board of directors scheduled a meeting for December 8, 2011 to receive a report on the progress of the strategic discussions from both Mr. Price and KBW.  Also on November 29, 2011, Mr. Price executed an engagement agreement with KBW for its services in connection with a possible acquisition of Citizens South. On November 30, 2011, the third bank holding company entered into a nondisclosure agreement with Citizens South and was granted access to the virtual data room.

On December 2, 2011, Mr. Price met with representatives of the second bank holding company as part of its due diligence process.  On December 7, 2011, the third bank holding company provided a preliminary indication of interest for an acquisition of Citizens South and indicated that it could pay merger consideration of up to $7.00 per share.  These developments were discussed with the Citizens South board of directors at the special meeting on December 8, 2011. At that meeting, KBW presented an updated review of the merger and acquisition market, including an analysis of the value of Citizens South on a stand-alone basis compared to what could be obtained in a merger transaction.  Legal counsel for Citizens South again reviewed the fiduciary duties of the board of directors in connection with merger and acquisition transactions and in the context of the strategic discussions taking place.

The second bank holding company conducted on-site due diligence at Citizens South from December 13 through December 16, 2011 and, on December 19, 2011, orally advised Mr. Price that its pricing would be at the bottom of the $5.00 to $6.25 per share range previously indicated.  Mr. Price informed the second bank holding company orally that he did not believe that the Citizens South board of directors would be interested in continuing discussions, and that he did not believe that it would be necessary to submit a revised indication of interest at that level of pricing.  At a meeting held on January 4, 2012, the Citizens South board of directors confirmed that it was not interested in pursuing a potential transaction at the pricing level indicated by the second bank holding company, but instructed Mr. Price to continue discussions with the third bank holding company as to its interest in an acquisition of Citizens South.

At a special meeting of the Citizens South board of directors on January 16, 2012, KBW provided an updated report on market conditions and discussions with the potential merger parties.  At a regularly scheduled meeting on January 22, 2012, the Citizens South board of directors agreed to meet with representatives of the third bank holding company.  On January 23, 2012, the representatives of the third bank holding company met with the Citizens South board of directors in Gastonia, North Carolina and presented their views as the potential benefits of a combination between the two companies.  Because of other matters in which the company was involved, the third bank holding company indicated that it would not be in a position to move forward with the transaction until the summer months.

At approximately this time, Citizens South was informed by the OCC, the primary federal regulator of Citizens South Bank, that a safety and soundness examination of Citizens South Bank would take place over the course of the next two months.  In light of this development, it was agreed by all parties continuing in discussions with Citizens South that further discussions should be put on hold until the completion of the examination. At a regularly scheduled meeting on March 27, 2012 following successful completion of the regulatory examination, the Citizens South board of directors determined to re-engage the merger process.  At this meeting, KBW presented an update on the merger and acquisition market.

Contacts Between Park Sterling and Citizens South Relating to the Merger

As part of its business plan to grow organically and by acquisition, following its Public Offering in August 2010, Park Sterling engaged in periodic informal discussions regarding a potential strategic partnership with a number of financial institutions, including Citizens South. With respect to Citizens South, these dialogues occurred both on an impromptu basis at investor conferences that Messrs. Cherry and Price attended and in scheduled social settings at those conferences. Messrs. Cherry and Price also periodically communicated via telephone during this time, and on occasion scheduled informal meetings, in each case to further discuss a potential strategic partnership between Park Sterling and Citizens South. These discussions outlined, in general terms, the potential strategic benefits Messrs. Cherry and Price thought possible in a partnership between Park Sterling and Citizens South, as well as potential roles for Citizens South’s employees, management and directors in a combined company. These discussions were, however, limited by the absence of a nondisclosure agreement between Park Sterling and Citizens South, which precluded the companies from sharing material nonpublic information with each other.

At a KBW investor conference on November 15 and 16, 2011, Mr. Price was approached by Mr. Cherry, Chief Executive Officer of Park Sterling, and they had a very general discussion about possible interest in an affiliation between Citizens South and Park Sterling.  No follow up was scheduled as a result of this meeting.

On March 28, 2012, Mr. Cherry and Mr. Price spoke by telephone at Mr. Cherry’s initiation to again discuss generally the potential for a strategic partnership between Park Sterling and Citizens South and to schedule a lunch meeting for April 3, 2012 to have an in-person discussion. Mr. Price indicated the timeliness of Mr. Cherry’s call given that Citizens South had engaged KBW to advise its management and the board of directors in assessing strategic alternatives. On April 2, 2012, Messrs. Cherry and Price spoke again and Mr. Cherry suggested that the companies exchange nondisclosure agreements in order to facilitate more comprehensive discussions at their April 3, 2012 meeting. Nondisclosure agreements were executed later that day.

On April 3, 2012, Messrs. Cherry and Price met in Charlotte, North Carolina and discussed the potential benefits of a combination between the two companies. Given their prior discussions, the two executives reviewed the potential benefits to shareholders and customers of a business combination, noting in particular the potential value in creating the largest community bank in the Charlotte-Gastonia-Rock Hill Metropolitan Statistical Area (MSA) and linking Citizens South’s North Georgia branches to Park Sterling’s branch network in the Upstate region of South Carolina. The two executives also shared expectations for their respective company’s financial results for the first quarter of 2012. Mr. Price indicated to Mr. Cherry general pricing expectations, in particular that Citizens South would expect to receive a premium to tangible book value in any acquisition proposal. Mr. Price further indicated that the Citizens South board of directors would thoughtfully consider the potential positive impact of a partnership on Citizens South’s employees and the communities it serves. In addition, Mr. Price indicated that he would prefer to transition out of executive management and instead be considered for a role on a potential combined company’s board of directors.  Mr. Price suggested that Park Sterling should consider targeting Citizens South’s upcoming annual meeting of stockholders, scheduled for May 14, 2012, as a potential decision timeline for the two companies.  Mr. Cherry indicated that the approximate six-week timeline was achievable and, in fact, accommodated Park Sterling’s desire to expeditiously determine the attractiveness of a partnership with Citizens South given that Park Sterling would be postponing other potential merger discussions.

Following the April 3, 2012 meeting with Mr. Cherry, Mr. Price telephoned a representative of the third bank holding company and advised him of the successful completion of the regulatory examination and suggested that they renew their discussions about a possible combination.  Around this time, Citizens South updated the virtual data room with information current through March 31, 2012. At a meeting on April 9, 2012, the Citizens South board of directors was advised by Mr. Price of Park Sterling’s interest and of the renewed discussion with the third bank holding company.  The Citizens South board of directors authorized management to continue discussion with these two parties.

Shortly after the April 3, 2012 meeting with Mr. Price, Mr. Cherry contacted Sandler O’Neill + Partners, L.P. (Sandler O’Neill) to engage them as Park Sterling’s financial advisor, and Mr. Gaines contacted McGuireWoods LLP (McGuireWoods), Park Sterling’s external legal counsel, to inform them of the potential opportunity. Mr. Cherry also contacted KBW, whom Mr. Price had stated was acting as Citizens South’s financial advisor, to express Park Sterling’s interest in evaluating a potential strategic partnership with Citizens South. A representative of KBW indicated that he was aware of the current discussions between Messrs. Cherry and Price and, when asked by Mr. Cherry about the general pricing expectations expressed by Mr. Price, stated his belief that the Citizens South board of directors would require an offer of no less than $7 per share for Citizens South’s outstanding common stock in order to be seriously considered as a potential buyer.

During the three weeks following the April 3, 2012 meeting, Messrs. Cherry, Price and Gaines held a number of telephone conversations regarding the potential partnership between Park Sterling and Citizens South, including discussing the implications of a potential partnership on Citizens South’s stockholders, communities, employees and management team. During this time, Park Sterling initiated its due diligence, held numerous meetings and telephone conversations with members of Citizens South’s management team, and worked with Sandler O’Neill, its financial advisor, to financially model the potential business combination. This time period includes meetings on April 10, 2012 between Messrs. Cherry and Price, and on April 17, 2012 between Messrs. Cherry, Price and Gaines. The latter meeting occurred in Park Sterling’s offices and included a detailed review by Mr. Price of potential expense reduction opportunities identified by Citizens South for the combined company. Park Sterling provided a due diligence request list to Citizens South and was granted access to the virtual data room on April 16, 2012. Park Sterling conducted on-site due diligence at Citizens South from April 18 to April 25, 2012.

On April 20, 2012, Mr. Price met with the management team of the third bank holding company at its offices to discuss credits and related diligence items.  Also on April 20, 2012, the Citizens South board of directors held a special telephonic meeting, in which KBW and legal counsel participated, to discuss the status of discussions among the interested parties.  The Citizens South board of directors agreed to a request by the management of Park Sterling for a meeting with the Citizens South board of directors, which meeting was scheduled for April 27, 2012. On April 25, 2012, the Citizens South board of directors held a special meeting with KBW to discuss the relative merits of a possible transaction with either Park Sterling or the third bank holding company.  Among various matters discussed, KBW advised the Citizens South board of directors that the third bank holding company had indicated that it would not be in a position to proceed to definitive terms until June 2012. Mr. Cherry had previously indicated to Mr. Price that Park Sterling had postponed discussions with other potential merger partners to focus on completing a partnership with Citizens South, and that Park Sterling would need to consider alternatives if the companies could not generally meet the earlier targeted May 14, 2012 decision timeline.

On April 21, 2012, Park Sterling held a special telephonic meeting of its board of directors to discuss the potential strategic partnership with Citizens South. The meeting included a presentation from Sandler O’Neill on the potential strategic and financial benefits of a strategic partnership. This analysis assumed, at the direction of Park Sterling, a proposed acquisition value of $7.00 per outstanding share of Citizens South common stock and a consideration mix of 70% Park Sterling common stock and 30% cash. Representatives from McGuireWoods also attended the meeting. As a result of the information presented and accompanying discussion, Park Sterling’s board of directors authorized management to continue pursuing the partnership opportunity on the financial basis presented. Park Sterling’s directors received updated due diligence findings and again discussed their support of a potential strategic partnership at their regularly scheduled board meeting of April 24, 2012 and April 25, 2012.

On April 27, 2012, with the approval of Park Sterling’s board of directors, Leslie M. (Bud) Baker, Jr., Park Sterling’s independent chairman, and Messrs. Cherry and Gaines attended a special meeting of the Citizens South board of directors. Messrs. Baker, Cherry and Gaines shared Park Sterling’s vision and strategy with Citizens South’s directors, discussed the potential benefits of a strategic business combination between the two companies and outlined a preliminary merger proposal, including financial terms assuming an acquisition value of $7.00 per share and an unspecified consideration mix of Park Sterling common stock and cash, subject to the completion of Park Sterling’s due diligence. Park Sterling delivered to Citizens South’s board of directors a nonbinding indication of interest letter outlining Park Sterling’s proposal that included an exclusivity period through May 14, 2012. Citizens South’s financial advisors were present during Park Sterling’s presentation and discussion.  The Citizens South board of directors requested that the exclusivity provisions be removed from the nonbinding indication of interest letter. Following Park Sterling’s departure from the April 27, 2012 special meeting of the Citizens South board of directors, Luse Gorman joined the meeting. The Citizens South board of directors noted that Park Sterling’s revised nonbinding indication of interest letter would be circulated to the board of directors when received by Mr. Price and concluded that a special telephonic meeting of the Citizens South board of directors would be held on the evening of April 29, 2012 to discuss Park Sterling’s nonbinding indication of interest.

On April 28, 2012, Park Sterling provided Mr. Price with a revised nonbinding indication of interest letter, which Mr. Price circulated to the Citizens South board of directors. The letter indicated a price of $7.00 per share, payable in a mutually acceptable combination of shares of Park Sterling common stock and cash.  Mr. Cherry indicated orally to Mr. Price that the merger consideration could consist of up to 30% cash. The letter did not include an exclusivity period, which Park Sterling had agreed to remove at the request of the Citizens South board of directors.

At the April 29, 2012 special meeting, the Citizens South board of directors discussed with its legal and financial advisors details regarding the proposal from Park Sterling. Representatives from Luse Gorman again advised the Citizens South board of directors regarding the legal standards and fiduciary duties applicable to dealing with acquisition offers, factors to consider when evaluating offers, actions that can be taken when responding to offers and legal considerations related to maintaining the confidentiality of any potential transaction being considered by the board of directors. After further discussions, the Citizens South board of directors determined that Park Sterling’s proposal was acceptable and authorized Mr. Price and Citizens South’s legal and financial advisors to pursue further negotiations with Park Sterling and its legal counsel in an effort to reach a definitive merger agreement reflecting the terms of Park Sterling’s nonbinding indication of interest. The Citizens South board of directors also directed Mr. Price to inform the third bank holding company that Citizens South would not proceed further with it. On the evening of April 29, 2012, Mr. Price advised Mr. Cherry of the authorization of the Citizens South board of directors and informed the third bank holding company that Citizens South had determined to disengage from further discussions with it. Mr. Price returned an executed copy of the nonbinding indication of interest letter to Park Sterling.

From April 29 through May 13, 2012, Park Sterling and Citizens South negotiated the terms of a definitive merger agreement consistent with Park Sterling’s nonbinding indication of interest.  During this time, Park Sterling continued to conduct its business due diligence on Citizens South while Citizens South conducted reverse due diligence on Park Sterling. On May 7, 2012, Citizens South management and legal counsel conducted, and KBW participated in, on-site due diligence of Park Sterling.

On May 10, 2012, Park Sterling held a special meeting of its board of directors, during which Sandler O’Neill presented a financial analysis of the potential combination with Citizens South, discussed Park Sterling’s proposal and contrasted it with recent comparable merger transactions. After extensive discussions, the Park Sterling board of directors determined that the proposed terms were acceptable and authorized Park Sterling’s executive management and its legal counsel to finalize negotiations with Citizens South and its legal counsel in an effort to reach a definitive merger agreement.

On May 11, 2012, at a special meeting of the Citizens South board of directors, KBW and legal counsel reviewed the terms of a draft definitive merger agreement, including the proposed merger consideration of $7.00 in cash, or 1.4799 shares of Park Sterling common stock, for each share of Citizens South common stock, subject to the provision that, in the aggregate, 70% of the outstanding shares of Citizens South common stock will be exchanged for shares of Park Sterling common stock and that the remaining 30% will be exchanged for cash.  The exchange ratio was determined based on the $7.00 merger consideration stated in Park Sterling’s nonbinding indication of interest, and the mid-point between the closing price of Park Sterling common stock between April 28, 2012 and May 11, 2012.  Following discussion, the special meeting was adjourned, and a special telephonic meeting of the Citizens South board of directors was scheduled for the afternoon of May 13, 2012 to vote on approval of the definitive merger agreement.

On May 13, 2012, the Citizens South board of directors held a special telephonic meeting to consider the potential merger with Park Sterling. Luse Gorman and KBW participated in that meeting. Representatives of Luse Gorman led a discussion regarding the provisions of the merger agreement. In addition, representatives of KBW provided a detailed analysis of the financial aspects of the proposed merger and orally delivered KBW’s opinion (subsequently confirmed in writing) that the merger consideration was fair, from a financial point of view, to Citizens South’s stockholders. After final discussion of the proposed transaction and the merger agreement terms, Citizens South’s board of directors voted unanimously to approve the merger agreement, recommend that Citizens South stockholders approve and adopt the merger agreement and authorized Citizens South management to execute the merger agreement and all related documents.

On May 13, 2012, the Park Sterling board of directors held a special telephonic meeting to consider the potential merger with Citizens South. McGuireWoods and Sandler O’Neill participated in that meeting. The Park Sterling board of directors discussed the merger agreement with management and its financial advisor, including a summary of the merger agreement that had been prepared by legal counsel, and the merger consideration to be paid by Park Sterling to Citizens South’s stockholders. Following discussion, the Park Sterling board of directors voted unanimously to approve the merger agreement in substantially the form presented, recommend that Park Sterling shareholders approve and adopt the merger agreement and authorized Park Sterling management to finalize and execute the merger agreement and all related documents.

On the evening of May 13, 2012, Citizens South and Park Sterling executed the definitive merger agreement. Citizens South and Park Sterling issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on May 14, 2012.

Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend that Citizens South’s stockholders approve and adopt the merger agreement, the Citizens South board of directors consulted with senior management, as well as with its outside financial and legal advisors, and reviewed various financial data and due diligence reports. After such consultation and review, and considering Citizens South’s future prospects and strategic options, the Citizens South board of directors concluded that affiliating with a larger financial institution would better maximize the long-term value of stockholders’ investments than if Citizens South remained independent, and that the proposed merger with Park Sterling was in the best interests of Citizens South and its stockholders.

The Citizens South board of directors considered a number of positive factors that it believes support its recommendation that Citizens South’s stockholders approve and adopt the merger agreement, including (not in any relative order of importance):

•
the value of the merger consideration compared to Citizens South’s prevailing book value and market price, together with the fact that approximately 30% of the total merger consideration will be in the form of cash;

•
the financial analysis and presentation of KBW, and its opinion that, as of May 13, 2012, the merger consideration to be received by the stockholders of Citizens South was fair, from a financial point of view, to the stockholders of Citizens South (see “—Opinion of Financial Advisor to Citizens South”);

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples paid in selected business combinations with the terms of the merger;

•	its belief that the merger will create a larger and more diversified organization that is better positioned to compete and grow its business;

•
its knowledge and analysis of the current regulatory environment for financial institutions, Citizens South’s current competitive position in its banking market and the other potential strategic alternatives available to Citizens South, including remaining independent, accelerating branch growth, making acquisitions, developing or acquiring non-bank businesses and selling Citizens South to another financial institution;

•
its assessment of the business, earnings, operations, financial condition, capital levels, management and prospects of Park Sterling, taking into account the results of Citizens South’s due diligence investigation of Park Sterling;

•	its belief that Park Sterling is a high quality financial services company with a compatible business culture and shared approach to customer service and increasing stockholder value;

•
the valuation of Park Sterling’s loan portfolio relative to that of other potential merger partners, including the fact that approximately 50% of Park Sterling’s loan portfolio had already been subjected to fair market value adjustments and that, following the proposed merger, over 70% of the combined company’s pro forma loan portfolio would be subject to acquisition accounting fair market value adjustments;

•
the value of the common stock of Park Sterling relative to that of other potential merger partners, including the fact that Park Sterling common stock had recently traded below tangible book value, which may improve the potential for positive future stock performance;

•
the fact that the merger will enable Citizens South’s stockholders to exchange their shares of Citizens South common stock, in a tax-free transaction, for registered shares of a NASDAQ-listed company, except for the portion of the merger consideration paid in cash for full or fractional shares, thereby providing enhanced liquidity for Citizens South stockholders on a combined basis following the merger;

•	the assessment of the likelihood that the merger will be completed without unacceptable regulatory conditions or requirements; and

•	the ability of Park Sterling’s management team to successfully integrate and operate the business of the combined company after the merger.

The Citizens South board also considered the risks and potentially negative factors outlined below, but concluded that the anticipated benefits of combining with Park Sterling were likely to outweigh substantially these risks and factors. The risks and factors included (not in any relative order of importance):

•
that the exchange ratio of the stock portion of the merger consideration is fixed, so, if the market price of Park Sterling common stock is lower at the time of the completion of the merger, the economic value of the per share merger consideration to be received by Citizens South’s stockholders electing, or otherwise receiving, shares of Park Sterling common stock in exchange for their shares of Citizens South common stock will also be lower;

•	the loss of autonomy associated with being an independent financial institution;

•
the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Citizens South’s ongoing business and in the loss of customers for the combined company;

•
the fact that Citizens South’s officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from Citizens South’s business, and that Citizens South will incur substantial transaction costs even if the merger is not consummated; and

•
that, while the merger is pending, Citizens South will be subject to certain restrictions on the conduct of its business that may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it was to remain independent.

The foregoing discussion of the factors considered by Citizens South’s board of directors is not intended to be exhaustive, but is believed to include all the material factors considered by Citizens South’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Citizens South board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that stockholders vote “FOR” approval and adoption of the merger agreement. In addition, individual members of the Citizens South board of directors may have given differing weights to different factors. The Citizens South board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Citizens South’s management and its outside financial and legal advisors. The Citizens South board of directors considered all of the foregoing factors as a whole and unanimously supported a determination to approve the merger and recommend that stockholders approve and adopt the merger agreement.

The Citizens South board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Citizens South and its stockholders and unanimously approved and adopted the merger agreement. The Citizens South board of directors unanimously recommends that Citizens South stockholders vote “FOR” the approval and adoption of the merger agreement.

In considering the recommendation of the Citizens South board of directors with respect to the proposal to approve and adopt the merger agreement, Citizens South stockholders should be aware that Citizens South’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Citizens South stockholders. The Citizens South board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger and the merger agreement, and in making its recommendation. See “The Merger—Citizens South’s Directors and Officers Have Financial Interests in the Merger,” beginning on page 70.

The above explanation of the reasoning of the Citizens South board and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Financial Advisor to Citizens South

On November 29, 2011, Citizens South executed an engagement agreement with KBW to render financial advisory and investment banking services to Citizens South.  KBW agreed to assist Citizens South in assessing the fairness, from a financial point of view, of the merger consideration in the proposed merger with Park Sterling, to the stockholders of Citizens South.  Citizens South selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Citizens South and its business.  As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW attended the meeting of the Citizens South board of directors held on May 13, 2012, at which the Citizens South board of directors evaluated and approved the proposed merger with Park Sterling the merger consideration to be paid to Citizens South stockholders in the merger.  At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, and based upon and subject to factors and assumptions set forth therein, the merger consideration offered to Citizens South stockholders in the merger was fair, from a financial point of view. The Citizens South board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion, dated May 13, 2012, is attached as Appendix B to this document and is incorporated herein by reference.  Citizens South stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW.  The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion.  The opinion is directed to the Citizens South board of directors and addresses only the fairness, from a financial point of view, of the consideration offered to Citizens South stockholders.  It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Citizens South stockholder as to how the stockholder should vote at the Citizens South special meeting on the merger or any related matter.

In rendering its opinion, KBW reviewed, among other things:

•	the merger agreement;

•
Annual Reports to Stockholders and Annual Reports on Form 10-K for each of the three years ended December 31, 2011 of Citizens South and the Annual Reports to Stockholders and Annual Reports on Form 10-K for each of the two years ended December 31, 2011 of Park Sterling;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Citizens South and Park Sterling and certain other communications from Citizens South and Park Sterling to their respective stockholders; and

•
other financial information concerning the businesses and operations of Citizens South and Park Sterling furnished to KBW by Citizens South and Park Sterling, respectively, for purposes of KBW’s analysis.

In addition, KBW held discussions with members of senior management of Citizens South and Park Sterling regarding the past and current business operations, regulatory relations, financial condition and future prospects of the respective companies and such other matters that KBW deemed relevant to its inquiry.

In addition, KBW compared certain financial and stock market information for Citizens South and Park Sterling with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as KBW considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy.  KBW relied upon the management of Citizens South and Park Sterling as to the reasonableness and achievability of any financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW and assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements.  KBW assumed, without independent verification, that the aggregate allowances for loan losses for Citizens South and Park Sterling are adequate to cover those losses.  KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Citizens South or Park Sterling, nor did they examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Citizens South’s senior management team. Citizens South does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger.  As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in the projections. The projections reflected Citizens South’s management's assessment, at that time, of Citizens South’s prospects given its then-current operating environment. Citizens South does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of Citizens South's assumptions underlying their projections are shown to be in error.  In addition, the projections may not reflect the manner in which Park Sterling would operate Citizens South after the merger.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•
in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.  KBW’s opinion is not an expression of an opinion as to the prices at which shares of Citizens South common stock or shares of Park Sterling common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Citizens South and Park Sterling.  Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.  In addition, the KBW opinion was among several factors taken into consideration by the Citizens South board of directors in making its determination to approve the merger agreement and the merger.  Consequently, the analyses described below should not be viewed as determinative of the decision of the Citizens South board of directors with respect to the fairness of the merger consideration in the merger.

The following is a summary of the material financial analyses presented by KBW to the Citizens South board of directors on May 13, 2012, in connection with its fairness opinion.  The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Citizens South board of directors, but summarizes the material analyses performed and presented in connection with such opinion.  The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.  In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format.  Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.  The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $0.01 per share, of Citizens South not owned by Citizens South or Park Sterling or by any of their respective wholly-owned subsidiaries other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be converted into the right to receive either 1.4799 shares of common stock, par value $1.00 per share, of Park Sterling or $7.00 in cash. Based on Park Sterling’s closing price on May 11, 2012, of $4.50, the merger consideration represented a price of $6.76 per share to Citizens South’s stockholders.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Citizens South to the following institutions traded on the New York Stock Exchange, NYSE Amex Equities or NASDAQ and headquartered in North Carolina or South Carolina with assets between $500 million and $2.0 billion, and excluded announced merger targets as of May 11, 2012.  Companies included in this group were:

ASB Bancorp, Inc.
Carolina Bank Holdings, Inc.
Crescent Financial Bancshares, Inc.
ECB Bancorp, Inc.
First Community Corporation
First South Bancorp, Inc.
New Century Bancorp, Inc.
NewBridge Bancorp
Palmetto Bancshares, Inc.
Park Sterling Corporation
Peoples Bancorp of North Carolina, Inc.
Southern First Bancshares, Inc.
Yadkin Valley Financial Corporation

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Park Sterling to the following institutions traded on the New York Stock Exchange, NYSE Amex Equities or NASDAQ and headquartered in North Carolina or South Carolina with assets between $500 million and $2.0 billion, and excluded announced merger targets as of May 11, 2012.  Companies included in this group were:

ASB Bancorp, Inc.
Carolina Bank Holdings, Inc.
Citizens South Banking Corporation Crescent Financial Bancshares, Inc.
ECB Bancorp, Inc.
First Community Corporation
First South Bancorp, Inc.
New Century Bancorp, Inc.
NewBridge Bancorp
Palmetto Bancshares, Inc.
Peoples Bancorp of North Carolina, Inc.
Southern First Bancshares, Inc.
Yadkin Valley Financial Corporation

To perform this analysis, KBW used financial information as of or for the three-month period ended March 31, 2012 except for the comparison of net charge-offs to average loans, for which the twelve-month period ended March 31, 2012 was used.  Market price information was as of May 11, 2012.  Earnings estimates for 2012 and 2013 were taken from a nationally recognized earnings estimate consolidator for selected companies.  Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Citizens South’s and Park Sterling’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Citizens South’s and Park Sterling’s financial performance:

	Citizens South	Peer Group Minimum	Peer Group Maximum
Return on Average Assets	(0.85%)	(0.20%)	1.45%
Return on Average Equity	(12.86%)	(2.23%)	16.89%
Net Interest Margin	3.88%	2.47%	4.65%
Efficiency Ratio	78%	63%	93%

	Park Sterling	Peer Group Minimum	Peer Group Maximum
Return on Average Assets	0.61%	(0.85%)	1.45%
Return on Average Equity	3.60%	(12.86%)	16.89%
Net Interest Margin	4.65%	2.47%	4.46%
Efficiency Ratio	73%	63%	93%

KBW’s analysis showed the following concerning Citizens South’s and Park Sterling’s financial condition and results of operations:

	Citizens South (1)	Peer Group Minimum	Peer Group Maximum
Tangible Common Equity / Tangible Assets	6.38%	4.68%	16.72%
Leverage Ratio	9.41%	8.23%	14.77%
Loan Loss Reserve / Gross Loans	2.00%	0.14%	3.00%
Loan Loss Reserve / Nonperforming Loans	52.3%	4.8%	67.5%
Nonperforming Assets / Loans + OREO	5.75%	3.34%	14.39%
LTM Net Charge-Offs / Average Loans	2.49%	0.37%	2.73%

	Park Sterling	Peer Group Minimum	Peer Group Maximum
Tangible Common Equity / Tangible Assets	16.72%	4.68%	14.48%
Leverage Ratio	14.77%	8.23%	12.72%
Loan Loss Reserve / Gross Loans	1.31%	0.14%	3.00%
Loan Loss Reserve / Nonperforming Loans	43.7%	4.8%	67.5%
Nonperforming Assets / Loans + OREO	5.03%	3.34%	14.39%
LTM Net Charge-Offs / Average Loans	1.37%	0.37%	2.73%

(1) Asset quality ratios for Citizens South were adjusted for loans and OREO covered by the FDIC as a result of the FDIC-assisted acquisitions of New Horizons Bank and Bank of Hiawassee; As of March 31, 2012 Citizens South reported non-covered loans of $579.8 million, non-covered OREO of $12.0 million and non-covered nonperforming loans of $22.1 million

KBW’s analysis showed the following concerning Citizens South’s and Park Sterling’s market performance:

	Citizens South		Peer Group Minimum		Peer Group Maximum
Market Capitalization ($ Million)	$58		$20		$162
1-Year Stock Price Change	4%		(46%)		82%
1-Year Total Return	5%		(46%)		82%
Stock Price / Book Value per Share	83%		42%		135%
Stock Price / Tangible Book Value per Share	84%		42%		168%
Stock Price / 2012 Estimated EPS (2)	NM		8.8	x	28.7	x
Stock Price / 2013 Estimated EPS (2)	15.3	x	9.0	x	23.3	x
Dividend Yield	0.8%		0.0%		1.9%

	Park Sterling		Peer Group Minimum		Peer Group Maximum
Market Capitalization ($ Million)	$144		$20		$162
1-Year Stock Price Change	(10%)		(46%)		82%
1-Year Total Return	(10%)		(46%)		82%
Stock Price / Book Value per Share	75%		42%		135%
Stock Price / Tangible Book Value per Share	77%		42%		168%
Stock Price / 2012 Estimated EPS (2)	28.7	x	8.8	x	16.8	x
Stock Price / 2013 Estimated EPS (2)	23.3	x	9.0	x	18.6	x
Dividend Yield	0.0%		0.0%		1.9%

(2) Earnings estimates are consensus of Wall Street analysts’ estimates as compiled by First Call

Recent Transaction Analysis. KBW reviewed publicly available information related to selected acquisitions of Southeast banks and thrifts announced between December 31, 2009 and May 11, 2012 with aggregate transaction values between $10 million and $200 million.  The Southeast, as defined by KBW, includes the following states: Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia.  The transactions included in the group were:

Acquiror	Target

Capital Bank Financial Corporation	Southern Community Financial Corporation
IBERIABANK Corporation	Florida Gulf Bancorp, Inc.
First Community Bancshares, Inc.	Peoples Bank of Virginia
First Volunteer Corporation	Gateway Bancshares, Inc.
BNC Bancorp	KeySource Financial, Inc.
SCBT Financial Corporation	Peoples Bancorporation, Inc.
Trustmark Corporation	Bay Bank & Trust Co.
1st United Bancorp, Inc.	Anderen Financial, Inc.
City Holding Company	Virginia Savings Bancorp, Inc.
MidSouth Bancorp, Inc.	First Louisiana National Bank
Home Bancorp, Inc.	GS Financial Corp.
Park Sterling Corporation	Community Capital Corporation
IBERIABANK Corporation	Cameron Bancshares, Inc.
IBERIABANK Corporation	Omni Bancshares, Inc.
CBM Florida Holding Company	First Community Bank of America
First Prestonsburg Bancshares, Inc.	Short Holding Company
American National Bankshares Inc.	MidCarolina Financial Corporation
United Bankshares, Inc.	Centra Financial Holdings, Inc.
Community Trust Bancorp, Inc.	Lafollette First National Corporation
Toronto-Dominion Bank	South Financial Group, Inc.

Transaction multiples for the merger were derived from an offer price of $6.76 per share for Citizens South. For each transaction referred to above, KBW derived  and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition,

•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition,

•
tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition, and

•	market premium based on the latest closing price one day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	Citizens South / Park Sterling Merger	Comparable Bank Transactions Minimum	Comparable Bank Transactions Maximum
Book Value	112%	10%	173%
Tangible Book Value	114%	17%	173%
Core Deposit Premium	1.4%	(8.2%)	11.7%
Market Premium (1)	35.2%	16.8%	46.5%

 (1) Based on Citizens South’s closing price of $5.00 on May 11, 2012

No company or transaction used as a comparison in the above analysis is identical to Citizens South, Park Sterling or the merger.  Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Contribution Analysis.  KBW analyzed the relative contribution of each Citizens South and Park Sterling to the pro forma balance sheet of the combined entity, including assets, gross loans, deposits, tangible equity, tangible common equity, market capitalization and pro forma ownership.  This analysis excluded any purchase accounting adjustments and was based on Citizens South’s and Park Sterling’s closing prices on May 11, 2012 of $5.00 and $4.50, respectively.  To perform this analysis, KBW used financial information as of the three-month period ended March 31, 2012. The results of KBW’s analysis are set forth in the following table:

	Park Sterling as % of Total	Citizens South as % of Total
Balance Sheet
Assets	51.4	48.6
Gross Loans	50.1	49.9
Deposits	49.5	50.5
Tangible Equity	68.0	32.0
Tangible Common Equity	73.4	26.6

Market Capitalization	71.5	28.5

Pro Forma Ownership
70% Common Stock / 30% Cash	72.9	27.1

Financial Impact Analysis.  KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Citizens South and Park Sterling.  Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Park Sterling. In the course of these analyses, KBW used earnings estimates for Park Sterling for 2012 and 2013 from consensus Wall Street earnings estimates, compiled by FactSet Research Systems Inc. and used earnings estimates for Citizens South for 2012 from consensus Wall Street earnings estimates, compiled by FactSet Research Systems Inc and derived Citizens South earnings for 2013 from a variety of sources, including Park Sterling management’s projections of certain financial data for Citizens South for 2013.  This analysis indicated that the merger is expected to be accretive to Park Sterling’s estimated earnings per share in 2013.  The analysis also indicated that the merger is expected to be dilutive to book value per share and dilutive to tangible book value per share for Park Sterling and that Park Sterling would maintain well capitalized capital ratios.  For all of the above analyses, the actual results achieved by Park Sterling following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Citizens South could provide to equity holders through 2017 on a stand-alone basis.  In performing this analysis, KBW used earnings estimates for Citizens South from consensus Wall Street earnings estimates, compiled by FactSet Research Systems Inc. for 2012 and 2013, which implied a return on average assets (ROAA) for 2013 of 0.35%.  In addition, the ROAA was grown to 0.71% in 2014 and held constant at 0.80% annually thereafter, per Citizens South’s management, and assumed discount rates ranging from 11.0% to 15.0% were utilized.  The range of values was determined by adding (i) the present value of the projected cash flows to Citizens South stockholders from 2012 to 2017 and (ii) the present value of the terminal value of Citizens South’s common stock.  In determining cash flows available to stockholders, KBW assumed balance sheet growth per Citizens South management and assumed that Citizens South would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level.  Any earnings in excess of what would need to be retained represented dividendable cash flows for Citizens South.  In calculating the terminal value of Citizens South, KBW applied multiples ranging from 10.0 times to 14.0 times 2017 forecasted earnings.  This resulted in a range of values of Citizens South from $5.01 per share to $8.08 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates.  The analysis did not purport to be indicative of the actual values or expected values of Citizens South.

The Citizens South board of directors retained KBW as financial adviser to Citizens South regarding the merger.  As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Citizens South and Park Sterling.  As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Citizens South or Park Sterling for KBW’s own account and for the accounts of its customers.

Citizens South and KBW entered into an agreement relating to the services to be provided by KBW in connection with the merger.  Citizens South paid KBW a cash fee of $100,000 concurrently with the rendering of the Fairness Opinion (the Opinion Fee) related to the Transaction.  In addition, Citizens South agreed to pay KBW at the time of closing of the Transaction a cash fee (the Contingent Fee) equal to $1,100,000.  The Opinion Fee shall be credited against the Contingent Fee.  Pursuant to the KBW engagement agreement, Citizens South also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.  During the two years preceding the date of its opinion to Citizens South, KBW has not received compensation for investment banking services from Citizens South.

During the two years preceding the date of its opinion to Citizens South, KBW has received compensation from Park Sterling for providing investment banking and financial advisory services to Park Sterling.  Specifically, KBW acted as lead managing underwriter for Park Sterling’s initial Public Offering in August 2010 and as financial advisor and provided a fairness opinion to Park Sterling in connection with its acquisition of Community Capital Corporation, which closed in November 2011.  In connection with the above-referenced services, KBW received approximately $4.5 million in aggregate compensation from Park Sterling.  KBW may also be entitled to receive additional compensation of approximately $2.1 million for acting as an underwriter in the Park Sterling Public Offering if the closing price of Park Sterling’s common stock exceeds 125% of the initial Public Offering price of $6.50 (subject to adjustment) for a period of 30 consecutive calendar days. KBW may, in the future, provide investment banking and financial advisory services to Park Sterling and receive compensation for such services.

Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors

Park Sterling’s board of directors believes that the merger of Citizens South into Park Sterling will further the strategic plan of Park Sterling to build a regional financial services company that is focused in markets well-known to the board of directors and management team and that offers a broad array of loan, deposit, treasury management and wealth management products through a community banking delivery model.  The Park Sterling board of directors believes that the completion of the merger presents a unique opportunity for Park Sterling to deepen its presence in the attractive Charlotte-Gastonia-Rock Hill MSA and extend its geographic market area by expanding its franchise and banking operations into North Georgia. The acquisition of Citizens South also is expected to benefit Park Sterling by providing a strong source of core deposits to support its organic growth initiatives as well as an enhancement of product capabilities, including residential mortgage origination and retail banking.

The terms of the merger, including the merger consideration, are the result of arms-length negotiations between representatives of Park Sterling and Citizens South.  In reaching its decision to approve the merger and recommend its approval to Park Sterling shareholders, the Park Sterling board of directors consulted with its legal advisors regarding the terms of the transaction, with its financial advisor regarding the financial aspects of the proposed transaction and the merger consideration, and with management of Park Sterling.  In approving the entry into the merger agreement, the Park Sterling board of directors considered the following material factors (not in any relative order of importance):

•
Citizens South’s strategic presence in and around the attractive Charlotte-Gastonia-Rock Hill MSA where Park Sterling is headquartered, and the fact that the pro forma combined company would be the largest community bank in Charlotte-Gastonia-Rock Hill MSA with approximately $770.9 million in total deposits (source: SNL Financial; deposit market share data as of June 30, 2011);

•
The close proximity of Citizens South’s North Georgia banking operations to Park Sterling’s banking operations in the Upstate region of South Carolina, and particularly to Park Sterling’s organic growth opportunities along the I-85 corridor throughout Greenville-Spartanburg;

•
The completion of the merger would enhance Park Sterling’s product capabilities and diversify its revenue mix by virtue of acquiring Citizens South’s strong consumer banking franchise and residential mortgage origination lines of business;

•	The overall greater scale that will be achieved by the merger that will better position the combined company for future earnings and growth;

•
The reports of Park Sterling management and the financial presentation of Park Sterling’s financial advisor concerning the operations and financial condition of Citizens South and the pro forma financial impact of the merger;

•	Citizens South is a very well managed, quality organization with a strong earnings capability and a customer-focused business model;

•	The completion of the merger would add key members of Citizens South’s experienced management team to the Park Sterling management team and board of directors;

•	Citizens South’s and Park Sterling’s management teams share a common business vision and commitment to their respective customers, shareholders, employees and other constituencies;

•	The two companies have complementary service-focused business models;

•	Park Sterling’s management believes that the merger will be accretive to Park Sterling’s earnings under generally accepted accounting practices; and

•	The merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

The Park Sterling board of directors also considered potential risks associated with the merger in connection with its deliberations on the proposed transaction, including the challenges of integrating Citizens South’s business, operations and workforce with those of Park Sterling, the potential negative impact on Park Sterling’s stock price and the need to obtain Park Sterling shareholder, Citizens South stockholder and regulatory approvals in order to complete the transaction.

Park Sterling’s board of directors considered all of these factors as a whole and, on balance, Park Sterling’s board of directors believes that the opportunities created by the merger to increase the value of the Park Sterling franchise by providing a more significant footprint in the Charlotte-Gastonia-Rock Hill MSA, an entry into North Georgia, an attractive source of core deposits and enhanced product mix with residential mortgage and retail banking, more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the Park Sterling board of directors is not exhaustive, but includes the material factors considered by the Park Sterling board of directors. In view of the wide variety of factors considered by the Park Sterling board of directors in connection with its evaluation of the merger and the complexity of these matters, the Park Sterling board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its determination to approve the merger agreement and the merger and recommend that Park Sterling shareholders vote “FOR” approval and adoption of the merger agreement. In considering the factors described above, individual members of the Park Sterling board of directors may have given different weights to different factors. On the basis of these considerations, Park Sterling’s entry into the merger agreement was unanimously approved by Park Sterling’s board of directors on May 13, 2012.

The Park Sterling board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of Park Sterling and its shareholders. Accordingly, the Park Sterling board of directors unanimously approved the merger and the merger agreement and unanimously recommends that Park Sterling shareholders vote “FOR” approval and adoption of the merger agreement.

The above explanation of the reasoning of the Park Sterling board of directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Board of Directors and Management of Park Sterling Following Completion of the Merger

Effective upon completion of the merger, Park Sterling will appoint to the Park Sterling and Park Sterling Bank boards of directors Kim S. Price and Ben R. Rudisill, II, each currently serving members of Citizens South’s board of directors. Mr. Price will also be appointed a vice chairman of those boards of directors. For information about the current Park Sterling directors and executive officers as well as Messrs. Price and Rudisill, see “Management Following the Merger” and for more information on the employment arrangements between Park Sterling and certain Citizens South officers that will become effective upon the completion of the merger, see “—Citizens South’s Directors and Officers Have Financial Interests in the Merger” immediately below.

Citizens South’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Citizens South board of directors that Citizens South stockholders vote to approve and adopt the merger agreement, Citizens South stockholders should be aware that some of Citizens South’s directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, those of Citizens South’s stockholders generally.  A significant portion of these interests relate to payments being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to Citizens South stockholders in previous proxy statements.  The Citizens South board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Citizens South stockholders vote in favor of approving and adopting the merger agreement.

Employment Agreement with Kim S. Price. The employment agreement previously entered into with Citizens South, Citizens South Bank and Mr. Kim S. Price, currently President and Chief Executive Officer of Citizens South, provides for a lump sum cash payment in the event of a change in control.  The amount of the cash payment is equal to three times Mr. Price’s annual compensation, including his base salary at the time of a change in control, plus the average cash bonuses and cash incentive compensation earned by Mr. Price for the three years immediately preceding the change in control, but excluding the value of any stock-based compensation.  Mr. Price will also become fully vested in any qualified and nonqualified plans maintained by Citizens South that do not otherwise address the effect of a change in control, and will receive a lump sum cash payment equal to the value of employer contributions to the Citizens South Bank 401(k) plan on the executive’s behalf as if the executive had remained employed for the entire plan year.  Mr. Price would also be entitled to continued group life, health and dental coverage for the unexpired term of the agreement.  In accordance with Mr. Price’s Waiver and Settlement Agreement, which was entered into on the same day the merger agreement was executed, Mr. Price’s cash payment under the employment agreement will be reduced by $50,000.  After the reduction, the cash severance payment to be made to Mr. Price is estimated to be $924,121.

Waiver and Settlement Agreement with Kim S. Price. Park Sterling, Citizens South and Citizens South Bank have entered into a Waiver and Settlement Agreement with Mr. Price in order to quantify and settle the benefits that may be owed to Mr. Price under the Salary Continuation Agreement between Citizens South Bank and Mr. Price.  In accordance with the terms of the Waiver and Settlement Agreement, which was entered into on the same day the merger agreement was executed, the salary continuation agreement will be terminated, effective as of the closing date of the merger, and in lieu of any payments or benefits under such agreement, Mr. Price will be entitled to the payment that would be payable under the agreement without regard to any benefit enhancement relating to a change in control.  Park Sterling or Citizens South Bank will make a lump sum cash payment to Mr. Price in the amount of approximately $624,081.

Non-Competition and Consulting Agreements with Kim S. Price.  Park Sterling and Mr. Price have entered into a Non-Competition Agreement and a Consulting Agreement pursuant to which Mr. Price will perform consulting services as Park Sterling may reasonably request, including supporting Park Sterling’s merger activities, government relations, community relations, industry group association and business development efforts for a period of five years following the merger.  In addition, Mr. Price will agree not to compete with Park Sterling and Park Sterling Bank for a period of the longer of three years or the consulting period following the merger for the benefit of any business within 25 miles of any office of Citizens South or Park Sterling as of the closing date of the merger.  During such three- to five-year period, Mr. Price has also agreed not to solicit any customers of Park Sterling or Park Sterling Bank, disparage Park Sterling or Park Sterling Bank or offer employment to any employee of Park Sterling or Park Sterling Bank or any of their subsidiaries or affiliates that would cause such person(s) to terminate employment and accept employment with or provide services to any business that competes with Park Sterling or Park Sterling Bank.  In exchange for the consulting services, Park Sterling and Park Sterling Bank have agreed to pay Mr. Price $250,000 per year payable in equal monthly installments.  In exchange for the non-competition agreement, Park Sterling and Park Sterling Bank have agreed to pay Mr. Price $1,500,000, with $775,000 payable by lump sum at the closing date of the merger and $725,000 payable on the first anniversary of the closing date of the merger.

Severance Agreements with Citizens South Bank.  The severance agreements previously entered into with Citizens South, Citizens South Bank and Gary F. Hoskins, currently Chief Financial Officer of Citizens South, Paul L. Teem, Jr., currently Chief Administrative Officer of Citizens South, Daniel M. Boyd, IV, currently Chief Operating Officer of Citizens South, Ira M. Flowe, Jr., currently Citizens South’s Chief Risk Officer, J. Stephen Huffstetler, currently Citizens South’s Senior Vice President, and Anthony N. Stancil, currently Citizens South’s North Georgia Market President, respectively, provide that upon a voluntary or involuntary termination following a change in control, for a reason other than cause, an executive will be paid as severance a sum equal to one and one-half times his annual compensation, including base salary on the date of the change in control or on the date of the executive’s termination of employment, whichever is greater, plus cash bonuses and incentive compensation earned for the calendar year before the change in control, or immediately before the year of termination, whichever is greater.  The executives will also become fully vested in any qualified and nonqualified plans in which they participate, if the plan does not address the effect of a change in control, and will be entitled to have contributions made on their behalf to a 401(k), retirement or profit-sharing plan as if the executive’s employment had not terminated before the end of the plan year.  In addition, the executive would be entitled to continued group life, medical and dental coverage for 18 months following termination of employment.  If payable, the cash severance payable to Mr. Hoskins is approximately $271,512 and the cash severance payable to Mr. Teem is approximately $117,000.  Each of Messrs. Boyd, Flowe, Huffstetler and Stancil waived his rights to any benefits under his severance agreement in exchange for a new employment agreement with Park Sterling, as described below.

Waiver and Settlement Agreement with Gary F. Hoskins.  Park Sterling, Citizens South and Citizens South Bank have entered into a Waiver and Settlement Agreement with Mr. Hoskins in order to quantify and settle the benefits that may be owed to Mr. Hoskins under the Salary Continuation Agreement between Citizens South Bank and Mr. Hoskins.  In accordance with the terms of the Waiver and Settlement Agreement, which was entered into after the merger agreement was executed and prior to the closing date of the merger, the salary continuation agreement will be terminated, effective as of the closing date of the merger, and in lieu of any payments or benefits under such agreement, Mr. Hoskins will be entitled to a lump sum cash payment in the amount of approximately $189,194.

Non-Solicitation and Consulting Agreements with Gary F. Hoskins.  Park Sterling and Mr. Hoskins have entered into a Non-Solicitation Agreement and a Consulting Agreement pursuant to which Mr. Hoskins will perform consulting services as Park Sterling may reasonably request for a period of one year following the merger.  During such one-year period, Mr. Hoskins has agreed not to solicit any customers of Park Sterling or Park Sterling Bank or disparage Park Sterling or Park Sterling Bank and, in addition, for a period of 24 months following the merger, Mr. Hoskins has agreed not to solicit or offer employment to any employee of Park Sterling or Park Sterling Bank or any of their subsidiaries or affiliates that would cause such person(s) to terminate employment and accept employment with or provide services to any business that competes with Park Sterling or Park Sterling Bank.  In exchange for the consulting services, Park Sterling and Park Sterling Bank have agreed to pay Mr. Hoskins $205,000, payable in equal monthly installments.  In exchange for the non-solicitation agreement, Park Sterling and Park Sterling Bank have agreed to pay Mr. Hoskins $200,000, with $100,000 payable by lump sum at the closing date of the merger and $100,000 payable on the first anniversary of the closing date of the merger.

Employment Agreements with Certain Executives.  Park Sterling has entered into employment agreements with Messrs. Boyd, Flowe, Huffstetler and Stancil, respectively.  Each of the agreements is for an initial term of two years and is subject to automatic one-year renewals on the second anniversary of its initial effective date, which is the date of the merger, and each successive anniversary unless either party provides timely notice of nonrenewal.  Under the employment agreements, Mr. Boyd will serve as Group Senior Vice President Line of Business Head and be paid an initial annual base salary of $215,024; Mr. Flowe will serve as Group Senior Vice President Western North Carolina Regional President and be paid an initial annual base salary of $190,000; Mr. Huffstetler will serve as Senior Vice President North Carolina Residential Lending and be paid an annual base salary of $135,984; and Mr. Stancil will serve as Senior Vice President North Georgia Market President and be paid an annual base salary of $186,720.  Each of the executives will be eligible for annual bonuses and equity incentive awards as determined by the Compensation and Development Committee of the Park Sterling board of directors, entitled to receive other benefits provided to similarly situated employees and entitled to receive reimbursement of business expenses.  Each of the agreements provides for certain payments in the event the executive’s employment is terminated by Park Sterling without “cause,” the executive resigns for “good reason” or the executive is terminated following a “change in control” of Park Sterling.  The agreement termination payments are equal to a multiple of the executive’s annual salary in effect at the time of the qualifying termination of employment and are payable in a lump sum.  The multiple for Mr. Boyd is 2.0x; for Messrs. Huffstetler and Flowe it is 1.5x; and for Mr. Stancil it is 1.0x.  Each of the agreements also provides that the executive will not compete with Park Sterling Bank in the banking business or solicit its customers or employees for a period of twelve months following termination of the executive’s employment, and is subject to a customary confidentiality obligation.  Pursuant to the terms of the employment agreements, each of the executives has agreed to waive any right to severance benefits under the severance agreement previously entered into with Citizens South Bank.  The employment agreement for Mr. Boyd provides Mr. Boyd with a sign-on bonus of $50,000 payable in a lump sum as soon as practicable within 60 days after the merger date, so long as Mr. Boyd executes a release and nondisparagement agreement.  Each of the employment agreements for Messrs. Flowe, Huffstetler and Stancil provides the executive with a sign-on bonus of $25,000 payable in a lump sum as soon as practicable within 60 days after the merger date, so long as the executive executes a release and nondisparagement agreement.  Each of the sign-on bonuses is repayable to Park Sterling if the executives quits without “good reason” within six months after the merger date.

Salary Continuation Agreements with Citizens South Bank.  Citizens South Bank has entered into Salary Continuation Agreements with Messrs. Price, Hoskins, Boyd, Huffstetler and Teem.  The Salary Continuation Agreements constitute a nonqualified, unfunded deferred compensation plan evidenced by separate agreements for each executive.  The amount of an executive’s benefit is determined under the individual agreement with the executive.  In the event of a change in control of Citizens South followed by the executive’s involuntary termination of employment within 12 months or voluntary termination of employment within 12 months due to good reason (as defined in the agreement), Mr. Teem will be entitled to his normal retirement age accrual benefit, discounted to present value and payable within three days after termination of employment, which is estimated to be $863,562 as of December 31, 2012.  Under the same circumstances, each of Messrs. Boyd and Huffstetler would each be entitled to his then-existing accrual benefit, which is estimated to be $71,558 for Mr. Boyd and $164,633 for Mr. Huffstetler, in each case as of December 31, 2012, without regard to his vesting percentage, payable within three days after termination of employment.  In addition, Citizens South Bank and each of Messrs. Boyd and Huffstetler, respectively, entered into an amendment to each executive’s salary continuation agreement, effective as of the date of the merger, which provides that the executive’s benefit shall not be greater than the accrual balance as of the earlier of the date on which the executive’s termination of employment occurs or the first anniversary of the merger date without regard to vesting.   Messrs. Price and Hoskins have each agreed to terminate their salary continuation agreements and waive their rights to receive all or a portion of the change in control benefits that they otherwise would have been entitled to thereunder as of the merger date.  Under the terms of the Waiver and Settlement Agreement entered into with Mr. Price, Mr. Price has agreed to receive an amount equal to the accrued balance of the salary continuation benefit as of the merger date, which is estimated to be $624,081.  Under the terms of the Waiver and Settlement Agreement entered into with Mr. Hoskins, Mr. Hoskins has agreed to receive a payment equal to the accrued balance of the salary continuation benefit as of the merger date, plus a portion of the change in control benefit he otherwise would have received, estimated to be $189,194 in total.

Split Dollar Death Benefits.  In conjunction with the adoption of the Salary Continuation Agreements, Citizens South Bank entered into Endorsement Split Dollar Agreements with the executives covered by the Salary Continuation Agreements.  Under the Endorsement Split Dollar Agreements, if, at the time of termination of the executive’s employment, the executive is entitled to benefits under the Salary Continuation Agreement, or if the executive dies while employed by Citizens South Bank, the executive’s beneficiaries will be paid a death benefit equal to the product of a certain percentage of the net death proceeds (in excess of the cash surrender value of the policy) multiplied by the executive’s vested percentage under the Salary Continuation Agreement (which will be deemed to be 100% in the event of a change in control).  Under the terms of the merger agreement, Park Sterling has agreed to maintain the split dollar agreements until the death of each executive.

Deferred Compensation and Income Continuation Agreement.  Citizens South Bank has entered into nonqualified deferred compensation agreements (DCAs) for the benefit of directors James J. Fuller and Ben R. Rudisill, II.  If a director’s service terminates within one year after a change in control of Citizens South, the DCA provides for a lump sum cash payment of the retirement benefit projected to be accrued at the time when the director would have attained age 70.  If the merger occurred on December 31, 2012 and if Messrs. Fuller and Rudisill each separated from service on that same date, Mr. Fuller would receive an estimated $564,732, and Mr. Rudisill would receive an estimated $621,820, each payable by lump sum.   Mr. Rudisill is not expected to receive a payment, since it is intended that he will continue to serve as a director of Park Sterling.

Supplemental Retirement Plan.  Citizens South Bank has entered into nonqualified supplemental retirement agreements (SRAs) for Messrs. Fuller and Rudisill and director Eugene R. Matthews, II.  If a director’s service terminates within one year after a change in control of Citizens South, the SRAs provide for a lump sum cash payment of the retirement benefit projected to be accrued at the time when the director would have attained age 70.  If the merger occurred on December 31, 2012 and if Messrs. Fuller, Rudisill and Matthews each separated from service on that same date, each of Messrs. Fuller, Rudisill and Matthews would receive an estimated $84,655, respectively, each payable by lump sum.  Mr. Rudisill is not expected to receive a payment, since it is intended that he will continue to serve as a director of Park Sterling.

Possible Amendment or Termination of Plans.  The Salary Continuation Agreements, DCAs and SRAs, as described above, may be amended, frozen or terminated immediately prior to the date of the merger, if requested by Park Sterling, provided that any termination or payment under such plan does not trigger tax liability under Section 409A of the Internal Revenue Code of 1986, as amended (the Code).

Stock Options and Restricted Stock Awards. Pursuant to the merger agreement, all outstanding Citizens South stock options (vested or unvested) and unvested Citizens South restricted stock awards held by executive officers and directors will be converted to Park Sterling stock options and restricted stock awards at the time of the merger, based on the merger exchange ratio.  Each converted option and share of restricted stock will otherwise remain subject to the same terms and conditions as were in effect with respect to the options and restricted shares immediately prior to the effective time of the merger.

The vesting of unvested Citizens South stock options and restricted shares will not be accelerated in connection with the merger unless provided for under the terms of the applicable Citizens South equity incentive plans or award agreements, without any additional action by Citizens South or Park Sterling.  Per the terms of the applicable Citizens South equity incentive plans and award agreements, the following executive officers and directors will receive accelerated vesting of their outstanding stock options and restricted shares upon effectiveness of the merger, assuming (i) that each individual below experiences a qualifying separation from service on the merger date and (ii) that the value of the restricted stock awards and stock options is based on the average closing market price of Citizens South common stock over the first five business days following the first public announcement of the merger ($6.10), in the following amounts:

•
Mr. Price will vest at closing in unvested options to acquire 7,350 shares of Citizens South common stock valued at closing in the amount of $0 and 12,889 shares of restricted Citizens South stock valued at closing at $78,623.

•
Mr. Hoskins will vest at closing in unvested options to acquire 3,236 shares of Citizens South common stock valued at closing in the amount of $115 and 3,308 shares of restricted Citizens South stock valued at closing at $20,179.

Mr. Teem and Messrs. Richard K. Craig, James J. Fuller and Eugene R. Matthews, II will also vest at closing in unvested options to acquire shares of Citizens South common stock and, in the case of Messrs. Fuller and Matthews, shares of restricted Citizens South stock, assuming their service terminates in connection with the merger.  All executive officers will have five years and all directors will have one year following their termination of service following the merger in which to exercise their options (provided no officer or director may exercise their options following expiration of the original option term).

The table below shows the number of shares covered by Citizens South stock options and the number of unvested Citizens South restricted shares held by the directors and executive officers of Citizens South as of the merger date along with the total number of substitute Park Sterling stock options and restricted shares these directors and executive officers would receive in substitution for their Citizens South stock options and restricted shares upon completion of the merger.

Name	Citizens South Stock Options Pre-Merger	Weighted Average Exercise Price	Park Sterling Stock Options Post- Merger	Weighted Average Exercise Price	Citizens South Restricted Shares Pre-Merger		Park Sterling Restricted Shares Post-Merger
Executive Officers
Daniel M. Boyd, IV	42,211	$10.94	62,468	$7.40	5,513		8,158
Kimberly G. Cooke	13,706	$11.13	20,283	$7.52	1,838		2,720
Ira M. Flowe, Jr.	13,336	$10.10	19,735	$6.83	1,838		2,720
Gary F. Hoskins	57,965	$12.47	85,782	$8.43	3,308	(1)	-
J. Stephen Huffstetler	26,461	$12.92	39,159	$8.73	1,838		2,720
Frank W. Ix	10,000	$4.80	14,799	$3.25	-		-
Patricia T. Kahle	5,461	$7.51	8,081	$5.08	1,838		2,720
Kim S. Price	141,750	$12.59	209,775	$8.51	12,889	(1)	-
Anthony N. Stancil	10,500	$5.57	15,538	$3.77	-		-
Paul L. Teem, Jr.	68,461	$13.78	101,315	$9.32	-		-
Directors
Richard K. Craig	3,150	$12.09	4,661	$8.17	-		-
James J. Fuller	26,744	$13.59	39,578	$9.19	662	(1)	-
Eugene R. Matthews, II	26,744	$13.59	39,578	$9.19	662	(1)	-
Ben R. Rudisill, II	26,744	$13.59	39,578	$9.19	662		979

(1)
It is expected that these individuals will separate from service on the merger date, at which time their restricted shares will vest and such shares will be exchanged for merger consideration, not Park Sterling restricted shares.

Merger Consideration to be Received by Citizens South Directors and Executive Officers in Exchange for Their Shares of Citizens South Common Stock. The following table sets forth the consideration Citizens South directors and executive officers may receive if the directors and executive officers elect to receive 100% in cash, 100% in common stock of Park Sterling, or a mix of common stock and cash in exchange for their shares of Citizens South common stock in connection with the merger.  The directors and executive officers, as stockholders, may choose either form of consideration or they may choose no preference, in which case the merger consideration to be received by the directors and executive officers will be determined by the exchange agent depending on the amount of cash and shares elected by the Citizens South stockholders who make an express election.

Name of Director/ Executive Officer	Shares of Citizens South Common Stock Beneficially Owned as of June 30, 2012 (1)	Consideration for 100% Cash Election (2)	Consideration for 100% Stock Election (3)		Consideration for 70% Stock Election and 30% Cash Election (4)
Ben R. Rudisill, II	142,074	$994,578	$	•	$	•
Richard K. Craig	11,615	81,305		•		•
Eugene R. Matthews, II	148,489	1,039,423		•		•
Kim S. Price	330,417	2,312,919		•		•
James J. Fuller	63,547	444,829		•		•
Gary F. Hoskins	156,370	1,094,590		•		•
Paul L. Teem, Jr.	226,270	1,583,890		•		•
Daniel M. Boyd, IV	70,235	491,645		•		•
J. Stephen Huffstetler	75,316	527,212		•		•
Kimberly G. Cooke	24,726	173,082		•		•
Ira M. Flowe, Jr.	24,799	173,593		•		•
Patricia T. Kahle	12,322	86,254		•		•
Anthony N. Stancil	5,150	36,050		•		•
Frank W. Ix	5,000	35,000		•		•
All directors and executive officers as a group (14 persons)	1,296,330	$9,074,310		•		•

(1)
See “Security Ownership of Directors and Officers and Certain Beneficial Owners of Citizens South – Directors and Executive Officers” on page 147 of this Joint Proxy Statement/Prospectus for additional information on the beneficial ownership of the Citizens South directors and executive officers.

(2)	Calculated based on a price per Citizens South share equal to $7.00, the per-share cash consideration in the merger.

(3)
Calculated based on the exchange ratio of 1.4799 and the closing price of $• per share of Park Sterling common stock, as reported on NASDAQ on •, 2012, the latest practicable trading day before the distribution of this Joint Proxy Statement/Prospectus. No fractional shares of Park Sterling common stock will be issued in connection with the merger. As a result, each resulting fractional share has been multiplied by $7.00.

(4)
Calculated by assuming (1) 70% of each share of Citizens South common stock is converted into Park Sterling common stock (with the value of a full Citizens South share for this purpose calculated based on the exchange ratio of 1.4799 and the closing price of $7.00 per share of Park Sterling common stock, as reported on NASDAQ on •, 2012, the latest practicable trading day before the distribution of this Joint Proxy Statement/Prospectus) and (2) the remaining 30% of each such share is converted into cash (based on a price per Citizens South share equal to $7.00).

Park Sterling Board Seat.  Effective upon completion of the merger, Park Sterling will appoint to the Park Sterling and Park Sterling Bank boards of directors Kim S. Price and Ben R. Rudisill, II, each currently serving as members of Citizens South’s board of directors. Mr. Price will also be appointed as a vice chairman of the Park Sterling board of directors.

Citizens South Director and Officer Indemnification.  Park Sterling has agreed to indemnify the directors and officers of Citizens South following the merger against certain liabilities arising from their acts or omissions before the merger. Park Sterling has also agreed to provide directors’ and officers’ liability insurance for the directors and officers of Citizens South for a period of six years following the merger with respect to acts or omissions occurring before the merger, but is not required to pay annually more than 200% of the amount paid for premiums immediately before the merger.

Community Foundation of Gaston County. Park Sterling has agreed to use all reasonable efforts to donate $500,000 over 10 years to a newly established donor-advised fund within the Community Foundation of Gaston County, over which Messrs. Price, Matthews and Craig will have authority to facilitate, administer and recommend gift requests for the benefit of the markets in which Citizens South currently operates, subject in each case to a veto right by Park Sterling.

Golden Parachute Compensation for Citizens South Named Executive Officers

Messrs. Price, Hoskins and Boyd, the named executive officers of Citizens South, are entitled to receive certain compensation from Citizens South and Citizens South Bank that is based on or that otherwise relates to the merger.  This compensation is referred to as “golden parachute” compensation.  The “golden parachute” compensation payable by Citizens South and Citizens South Bank to Messrs. Price, Hoskins and Boyd is subject to an advisory (nonbinding) vote of the Citizens South stockholders, as described under “Citizens South Proposals—Proposal 2: Advisory Approval of “Golden Parachute” Compensation” on page 53.

The following table sets forth the estimated potential severance benefits and other “golden parachute” compensation payable to Citizens South’s named executive officers in connection with the merger.  This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of the merger:

Executive	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursements($)	Other ($)(5)	Total ($)
Kim S. Price	$924,121	$78,623	$-	$36,000	$-	$2,750,000	$3,788,744
Gary F. Hoskins	$271,512	$20,294	$127,904	$22,400	$-	$405,000	$847,110
Daniel M. Boyd, IV	$50,000	$-	$20,752	$13,738	$-	$-	$84,490

(1)
The cash severance payable to Gary F. Hoskins is considered a “double trigger” benefit, since it is triggered by a change in control of Citizens South followed by the executive’s termination of employment; however, it is intended that Gary F. Hoskins’s benefit will be paid upon the occurrence of a change in control since it is intended that he will terminate employment on the date of the change in control.  The cash severance payable to Kim S. Price is considered a “single trigger” benefit, since it is triggered by the occurrence of a change in control.  The payments represent the amount of cash severance payable under the employment and severance agreements, respectively, previously entered into between Citizens South and Messrs. Price and Hoskins, respectively, and such amounts are payable by lump sum.  Daniel M. Boyd, IV entered into a new employment agreement with Park Sterling whereby he waived his rights to severance payments under the severance agreement he previously entered into with Citizens South.  The amount for Mr. Boyd represents the amount of the cash sign on bonus that Mr. Boyd will receive from Park Sterling under his new employment agreement with Park Sterling, payable within 60 days following the effectiveness of the merger, subject to the terms and conditions thereof.  The sign-on bonus is a “single trigger” payment, meaning it is conditioned only on occurrence of the merger (and Mr. Boyd’s execution and non-revocation of a release).

(2)
Consists of (A) with respect to Mr. Kim S. Price, (i) unvested options to acquire 7,350 shares of Citizens South common stock valued at closing in the amount of $0 (since the exercise price exceeds the assumed fair market value of the stock), as to which vesting would accelerate at closing and (ii) 12,889 shares of restricted Citizens South stock valued at closing at $78,623, as to which vesting will accelerate at closing; (B) with respect to Mr. Gary F. Hoskins, (i) unvested options to acquire 3,236 shares of Citizens South common stock valued at closing in the amount of $115, as to which vesting will accelerate at closing and (ii) 3,308 shares of restricted Citizens South stock valued at closing at $20,179, as to which vesting will accelerate at closing.  For these purposes, we assumed the value of the restricted stock awards and stock options is based on the average closing market price of Citizens South common stock over the first five business days following the first public announcement of the merger, which is $6.10.  In addition, we assumed that the vesting of Messrs Price and Hoskins’s option and restricted stock awards will have accelerated vesting at closing since it is intended that each will terminate employment on the date of the merger.  It is intended that Mr. Boyd will continue employment with Park Sterling and therefore, under the terms of the Citizens South 2008 Equity Incentive Plan, his option and restricted stock awards will not be entitled to accelerated vesting at closing.  These are “double trigger” benefits.

(3)
This amount represents the additional benefit payable to Mr. Hoskins under his salary continuation agreement as a result of a change in control of Citizens South, assuming the merger occurs on December 31, 2012 and his employment terminates on the date of the merger.  This amount will be payable by lump sum on the date of the merger.  This is a “double trigger” benefit. For Mr. Boyd, this amount represents the value of the portion of Mr. Boyd’s accrued benefit under his salary continuation agreement that will become vested as a result of the merger, assuming the merger occurs on December 31, 2012.  This is a “single trigger” benefit.  For Both Mr. Hoskins and Mr. Boyd, the actual amount that will be payable or become vested, respectively, will be based on each executive’s accrued benefit as of the actual merger date, if the merger occurs prior to December 31, 2012, but will not exceed the amounts shown in the table above.  Assuming the merger occurs on December 31, 2012, neither Mr. Price nor Mr. Hoskins will be entitled to any additional contributions (or payments in lieu thereof) under the terms of their severance agreements with Citizens South to the Citizens South Bank’s 401(k) plan or any other Citizens South retirement plan for the 2012 plan year.

(4)
This amount represents projected employer premiums of $1,000 for thirty-six months of continued medical and dental insurance coverage continuation on behalf of Kim S. Price and eighteen months of continued medical and dental insurance coverage continuation on behalf of Gary F. Hoskins. These are “double trigger” benefits. In addition, this amount represents the value of the accelerated vesting in the endorsement split dollar agreements for Messrs. Hoskins and Boyd in the amounts of $4,400 and $13,738, respectively, assuming the merger occurs on December 31, 2012.

(5)
Consists of (A) with respect to Mr. Kim S. Price, (i) $250,000 to be paid annually for up to five years under a consulting agreement entered into between Park Sterling and Mr. Price and (ii) $1,500,000 to be paid under a noncompetition agreement entered into between Park Sterling and Mr. Price; and (B) with respect to Mr. Gary F. Hoskins, (i) $200,000 to be paid under a nonsolicitation agreement entered into between Park Sterling and Mr. Hoskins and (ii) $205,000 to be paid under a consulting agreement entered into between Park Sterling and Mr. Hoskins. These are “double trigger” benefits.

No Golden Parachute Compensation Payable to Park Sterling Named Executive Officers

None of Park Sterling’s executive officers will receive any type of “golden parachute” compensation that is based on or that otherwise relates to the merger.

Public Trading Markets

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” Citizens South common stock is listed on NASDAQ under the symbol “CSBC.” Upon completion of the merger, Citizens South common stock will be removed from NASDAQ and deregistered under the Exchange Act. The shares of Park Sterling common stock issued pursuant to the merger agreement will be listed for trading on NASDAQ.

Regulatory Approvals Required for the Merger

Bank holding companies, such as Park Sterling, and savings and loan holding companies, such as Citizens South, and their respective depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

Completion of the merger is subject to prior approval of the Federal Reserve Board. In reviewing applications for transactions of this type, the Federal Reserve Board must review, with respect to the holding companies and the banks concerned, the financial condition and future prospects, including capital positions and managerial resources, the effect of the merger on competition in the relevant markets and the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the holding companies under the Community Reinvestment Act.  The Federal Reserve Board is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade.  If the Federal Reserve Board determines that there are anticompetitive consequences to the merger, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Park Sterling filed an application with the Federal Reserve Board on •, 2012.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While Park Sterling and Citizens South believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger or, if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “The Merger Agreement—Conditions to Complete the Merger” and “—Termination of the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “The Merger Agreement—Conditions to Complete the Merger.”

While not required for the completion of the merger, the approval from the FDIC, the OCC and the N.C. Commissioner will be required to merge Citizens South Bank with and into Park Sterling Bank following completion of the merger. As of the date of this Joint Proxy Statement/Prospectus, such approvals have not yet been received.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Citizens South common stock to Park Sterling common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger by the approving regulators.

Citizens South Stockholders May Have Dissenters’ Rights of Appraisal in the Merger

Delaware law may entitle the holders of shares of Citizens South common stock, who comply with the procedures specified in Section 262 of the DGCL to have their shares appraised by the Delaware Court of Chancery and to receive in cash the “fair value” of such shares, together with a fair rate of interest, if any, in place of the merger consideration, as determined by the court. The valuation, which could be higher or lower than, or the same as, the value of the merger consideration, will exclude any element of value arising from the accomplishment or expectation of the merger.

Under Section 262, appraisal rights are available if, among other things, Citizens South stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). This may occur if Citizens South stockholders elect to receive merger consideration in the form of Park Sterling shares in exchange for more than 70% of the outstanding Citizens South shares due to the proration provisions in the merger agreement. For more information concerning the merger consideration, election procedures and the allocation and proration procedures, see “The Merger Agreement—Terms of the Merger” and “—Cash or Stock Election.”  Citizens South stockholders who wish to preserve any appraisal rights they may have must provide Citizens South with written demand for appraisal prior to the vote on the merger agreement at the special meeting and must not vote in favor of approval and adoption of the merger agreement, as described in greater detail below. A Citizens South stockholder may only exercise appraisal rights by complying with the provisions of Section 262 of the DGCL.

As of the date of the mailing of this Joint Proxy Statement/Prospectus, we cannot definitely state whether appraisal rights will be available as a result of the merger because we will not know until after the Citizens South special meeting whether merger consideration in the form of Park Sterling shares will be oversubscribed such that Citizens South stockholders will be required to accept cash for their shares in the merger. Citizens South stockholders who have otherwise complied with the requirements of Section 262 of the DGCL will be advised of the availability of appraisal rights within 10 days of the merger in the notice of the effective date of the merger required by Section 262 described below. If merger consideration in the form of Park Sterling shares is not oversubscribed, Park Sterling will issue a public announcement and file a Form 8-K with the SEC informing Citizens South stockholders that appraisal rights will not be available in connection with the merger. If you wish to preserve your ability to exercise appraisal rights, you must make a written demand for appraisal of your shares prior to the vote on the merger agreement at the Citizens South special meeting.

The following summary of the provisions of Section 262 of the DGCL is not a complete statement of the law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix D and incorporated into this summary by reference. If you wish to exercise appraisal rights or wish to preserve your right to do so, you should carefully review Section 262 and are urged to consult a legal advisor before electing or attempting to exercise these rights.

All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Citizens South common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Citizens South common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in a timely manner to perfect appraisal rights.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the Citizens South special meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders entitled to appraisal rights that these appraisal rights are available and include in the notice a copy of Section 262. This Joint Proxy Statement/Prospectus constitutes the required notice to Citizens South stockholders of the availability of appraisal rights, and the applicable statutory provisions of the DGCL are attached to this Joint Proxy Statement/Prospectus as Appendix D.

Any Citizens South stockholder wishing to exercise the right to demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

•
The stockholder must deliver to Citizens South a written demand for appraisal of its shares before the vote on the merger agreement at the Citizens South special meeting. This demand will be sufficient if it reasonably informs Citizens South of the identity of the stockholder and that the stockholder intends by that writing to demand the appraisal of its shares.

•
The stockholder must not vote its shares of common stock in favor of approval and adoption of the merger agreement. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of approval and adoption of the merger agreement. Therefore, a Citizens South stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the approval and adoption of the merger agreement or affirmatively indicate on the proxy that such stockholder is abstaining from voting on the approval and adoption of the merger agreement. Neither voting against, abstaining from voting or failing to vote on the approval and adoption of the merger agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any failure to vote, abstention from voting or any vote, in person or by proxy, cast against approval of the merger.

•
The stockholder must continuously hold its shares from the date of making the written demand through the completion of the merger. A stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers those shares before the completion of the merger will lose any right to appraisal in respect of those shares.

Only a holder of shares of Citizens South common stock who held such shares on the record date for the Citizens South special meeting is entitled to assert appraisal rights for those shares registered in that holder’s name.

A demand for appraisal should:

•	be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock transfer records of Citizens South;
•	specify the stockholder’s name and mailing address;
•	specify the number of shares of Citizens South common stock owned by the stockholder; and
•	specify that the stockholder intends thereby to demand appraisal of its common stock.

 If the shares are owned of record by a person in a fiduciary capacity, such as a trustee, guardian or custodian, the demand should be executed in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a bank or broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more other beneficial owners. In this case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner.

Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to promptly consult with their nominees to determine appropriate procedures for the making of a demand for appraisal by such nominee.

A stockholder who elects to exercise appraisal rights pursuant to Section 262 should mail or deliver a written demand to:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054-4040
Attention: Paul L. Teem, Jr., Secretary

Within ten days after the completion of the merger, Park Sterling must send a notice as to the completion of the merger to each of Citizens South’s former stockholders who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of or, consented to, approval and adoption of the merger agreement.

Within 120 days after the effective date of the merger, but not after that date, either Park Sterling or any former Citizens South stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all former Citizens South stockholders demanding appraisal of their shares. Park Sterling is under no obligation to, and has no present intent, to file a petition for appraisal and Citizens South stockholders seeking to exercise appraisal rights should not assume that Park Sterling will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, Citizens South stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Since Park Sterling has no obligation to file a petition, the failure of affected former Citizens South stockholders to do so within the period specified could nullify any previous written demand for appraisal. Under the merger agreement, Citizens South has agreed to give Park Sterling prompt notice of any demands for appraisal it receives. Park Sterling has the right to participate in all negotiations and proceedings with respect to demands for appraisal. Citizens South will not, except with the prior written consent of Park Sterling, make any payment with respect to any demands for appraisal, offer to settle or settle, any demands.

Within 120 days after the effective date of the merger, any former Citizens South stockholder that complies with the provisions of Section 262 to that point in time will be entitled to receive from Park Sterling, upon written request, a statement setting forth the aggregate number of shares not voted in favor of approval and adoption of the merger agreement and with respect to which Citizens South received demands for appraisal and the aggregate number of holders of those shares. Park Sterling must mail this statement to the stockholder by the later of ten days after receipt of the request or ten days after expiration of the period for delivery of demands for appraisals under Section 262.

A stockholder who timely files a petition for appraisal with the Delaware Court of Chancery must serve a copy upon Park Sterling. Park Sterling must, within 20 days of receipt of the petition, file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and who have not reached agreements with Park Sterling as to the value of their shares.

After notice to stockholders is given, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings and, if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining which stockholders are entitled to an appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares. This value will exclude any element of value arising from the accomplishment or expectation of the merger, but will include a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding be charged pro rata against the value of all of the shares entitled to appraisal. These expenses may include, without limitation, reasonable attorneys’ fees and the fees and expenses of experts. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration they would be entitled to receive pursuant to the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262.

In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares. However, stockholders will be entitled to dividends or other distributions payable to holders of record of shares as of a record date before the completion of the merger.

Any stockholder may withdraw his or her demand for appraisal and accept the merger consideration by delivering to Park Sterling, within 60 days of the effective date of the merger, a written withdrawal of the stockholder’s demands for appraisal. Any attempt to withdraw made more than 60 days after the effective date of the merger will require the written approval of Park Sterling. Moreover, no appraisal proceeding before the Delaware Court of Chancery as to any stockholder shall be dismissed without the approval of the Delaware Court of Chancery and such approval may be conditioned upon any terms the Delaware Court of Chancery deems just. If Park Sterling does not approve a stockholder’s request to withdraw a demand for appraisal when the approval is required or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding. This value could be higher or lower than, or the same as, the value of the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights, in which event a Citizens South stockholder will be entitled to receive the consideration with respect to his, her or its dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Citizens South stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

Park Sterling shareholders are not entitled to appraisal or dissenters’ rights under North Carolina law in connection with the merger because Park Sterling’s common stock was listed on NASDAQ on the record date for the Park Sterling special meeting.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within generally accepted accounting principles. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Citizens South as of the effective date of the merger will be recorded at their respective fair values and added to those of Park Sterling. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Park Sterling issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Citizens South before the merger date.

Restrictions on Sales of Shares by Certain Affiliates

All shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Park Sterling and may include significant shareholders of Park Sterling.

Material U.S. Federal Income-Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income-tax consequences of the merger to U.S. holders (as defined below) of Citizens South common stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this Joint Proxy Statement/Prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income-tax purposes. It is a condition to Park Sterling’s obligation to complete the merger that Park Sterling receive an opinion from McGuireWoods, dated the closing date of the merger, to the effect that the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Citizens South’s obligation to complete the merger that Citizens South receive an opinion from Luse Gorman, dated the closing date of the merger, to the effect that (1) the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (2) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in Park Sterling common stock, no gain or loss will be recognized by any of the holders of Citizens South common stock in the merger. These conditions are waivable, and Park Sterling and Citizens South will undertake to recirculate and resolicit if either condition is waived and the change in tax consequences is material. These opinions are and will be based on representation letters provided by Park Sterling and Citizens South and on customary factual assumptions. None of the opinions described above will be binding on the IRS or any court. Park Sterling and Citizens South have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income-tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of Citizens South common stock that hold their Citizens South common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income-tax consequences that may be relevant to particular holders of Citizens South common stock in light of their individual circumstances or to holders of Citizens South common stock that are subject to special rules, such as

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Citizens South common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of Citizens South common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds Citizens South common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Park Sterling or Citizens South. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income-tax consequences will be as follows:

•	no gain or loss will be recognized by Park Sterling or Citizens South as a result of the merger;

•
except as discussed below with respect to cash received instead of a fractional share of Park Sterling common stock, under “—Receipt of Cash Consideration Only and Cash Received In Lieu of a Fractional Share of Park Sterling Common Stock,” no gain or loss will be recognized by U.S. holders who exchange all of their Citizens South common stock solely for Park Sterling common stock pursuant to the merger;

•
gain (but not loss) will be recognized by U.S. holders of Citizens South common stock who receive shares of Park Sterling common stock and cash in exchange for shares of Citizens South common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Park Sterling common stock and cash received by a U.S. holder of Citizens South common stock exceeds such U.S. holder’s basis in its Citizens South common stock and (2) the amount of cash received by such U.S. holder of Citizens South common stock (except with respect to U.S. holders who receive the entirety of their consideration in cash, which is discussed below under “—Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock”);

•
the aggregate basis of the Park Sterling common stock received by a U.S. holder of Citizens South common stock in the merger (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Citizens South common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in Park Sterling common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in Park Sterling common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “—Potential Recharacterization of Gain as a Dividend”); and

•
the holding period of Park Sterling common stock received in exchange for shares of Citizens South common stock (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will include the holding period of the Citizens South common stock for which it is exchanged.

If a U.S. holder of Citizens South common stock acquired different blocks of Citizens South common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Citizens South common stock, and the cash and shares of Park Sterling common stock received will be allocated pro rata to each such block of stock. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Park Sterling common stock received in the merger.

At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income-tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and Park Sterling common shares that such U.S. holder will receive in the merger.

Taxation of Capital Gain

Except as described under “—Potential Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Citizens South common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Citizens South common stock for more than one year as of the date of the merger. For U.S. holders of Citizens South common stock that are noncorporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate that is lower than the rate for ordinary income or for short-term capital gains. The maximum U.S. federal income-tax rate in effect for long-term capital gains recognized during 2012 is 15%. There is uncertainty as to the rates that will be in effect after 2012.

Potential Recharacterization of Gain as a Dividend

All or part of the gain that a particular U.S. holder of Citizens South common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant shareholder of Park Sterling or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Park Sterling after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Park Sterling common stock rather than a combination of cash and shares of Park Sterling common stock in the merger. This could happen, for example, because of ownership of additional shares of Park Sterling common stock by such holder, ownership of shares of Park Sterling common stock by a person related to such holder or a share repurchase by Park Sterling from other holders of Park Sterling common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Citizens South common stock, including the application of certain constructive ownership rules, holders of Citizens South common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock

A U.S. holder of Citizens South common stock who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her Citizens South common stock. In addition, a U.S. holder of Citizens South common stock who receives cash in lieu of a fractional share of Park Sterling common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Park Sterling. As a result, such U.S. holder of Citizens South common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of Citizens South common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income-tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of Citizens South common stock who receives Park Sterling common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Citizens South common stock who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives Park Sterling common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the Citizens South common stock surrendered and the fair market value of the Park Sterling common stock and cash received in the merger. A “significant holder” is a holder of Citizens South common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Citizens South or securities of Citizens South with a basis for federal income taxes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The foregoing summary of material federal U.S. income-tax consequences of the merger is not intended or written to be used, and cannot be used, by any shareholder of Citizens South, any shareholder of Park Sterling or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

Litigation Related to the Merger

On June 6, 2012, a putative stockholder class action lawsuit was filed against Citizens South, Citizens South’s directors and Park Sterling in the Delaware Court of Chancery in connection with the merger agreement: Heath v. Kim S. Price, et al., C.A. No. 7601-VCP (Court of Chancery of the State of Delaware). The lawsuit asserts that the members of the Citizens South board of directors breached their fiduciary duties owed to Citizens South stockholders in connection with the approval of the proposed merger with Park Sterling and that Citizens South and Park Sterling aided and abetted the alleged breaches of fiduciary duty. Citizens South, Park Sterling and their respective directors believe this lawsuit is without merit.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this Joint Proxy Statement/Prospectus as Appendix A and is incorporated by reference in this Joint Proxy Statement/Prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides for the merger of Citizens South with and into Park Sterling, with Park Sterling as the surviving corporation.  Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Citizens South common stock will be converted into the right to receive, at the election of the holder of such share, either:

●	$7.00 in cash (without interest); or

●	1.4799 shares of Park Sterling common stock.

Citizens South stockholders may make a different election with respect to each share of Citizens South stock they hold. Any merger consideration is subject to ratable proration, as described below under “—Cash or Stock Election.”  No fractional shares of Park Sterling common stock will be issued in connection with the merger. Instead, Citizens South stockholders will receive, without interest, a cash payment from Park Sterling equal to the fractional share interest they otherwise would have received, multiplied by $7.00.

Based on the closing price of $• per share of Park Sterling common stock, as reported on NASDAQ on •, 2012, the latest practicable trading day before the distribution of this Joint Proxy Statement/Prospectus, the implied value of the merger consideration proposed for each share of Citizens South common stock is $•, which we calculated by assuming (1) 70% of each share of Citizens South common stock is converted into Park Sterling common stock (with the value of a full Citizens South share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 1.4799) and (2) the remaining 30% of each such share is converted into cash (based on a price per Citizens South share equal to $7.00). We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for Park Sterling common stock.

The Park Sterling articles of incorporation will be the articles of incorporation, and the Park Sterling bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that Park Sterling may change the structure of the merger, but no such change may alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to Citizens South stockholders in the merger or likely materially impede or delay completion of the merger.

As a result of the merger, Citizens South Bank will become a wholly owned subsidiary of Park Sterling. As soon as practicable following the effective time of the merger, Park Sterling anticipates that Citizens South Bank and Park Sterling Bank will merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity. Until such time as Citizens South Bank is merged with and into Park Sterling Bank, Citizens South Bank will operate as a federally chartered savings bank separate from Park Sterling Bank.

Dissenting Shares

If you are a holder of shares of Citizens South common stock outstanding immediately before the effective time of the merger and you have not voted in favor of the adoption of the merger agreement and have complied with all the appraisal provisions of the DGCL described under “The Merger—Citizens South Stockholders May Have Dissenters' Rights of Appraisal in the Merger”, to the extent such appraisal provisions are applicable, your shares of Citizens South common stock will not be converted into the right to receive the merger consideration, but, rather, you will have the right to receive such consideration as may be determined to be due to you pursuant to the procedures set forth in Section 262 of the DGCL. If you withdraw your demand for appraisal or fail to perfect or otherwise lose your right of appraisal, in any case, pursuant to the DGCL, (i) for the purposes of the allocation and proration procedures described in “—Cash or Stock Election” below, you will be deemed not to have made an election with respect to your shares of Citizens South common stock, unless you make a timely election before the election deadline, as described below under “—Election Procedures; Surrender of Stock Certificates,” and (ii) your shares of Citizens South common stock will be deemed to have been converted into the right to receive cash or stock merger consideration, or a combination thereof, at Park Sterling’s sole discretion. If you have not withdrawn your demand for appraisal, failed to perfect or have otherwise lost your right of appraisal, in any case pursuant to the DGCL, for the purposes of the allocation and proration procedures described in “—Cash or Stock Election” above, your shares of Citizens South common stock (dissenting shares) will be considered cash election shares.

Cash or Stock Election

If you are a record holder of Citizens South common stock, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock for your shares of Citizens South common stock, or to make no election with respect to the merger consideration that you wish to receive. A more detailed description of the election form is set forth below under “—Election Procedures; Surrender of Stock Certificates.”

All elections by Citizens South stockholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 70% of the outstanding shares of Citizens South common stock will be converted into the right to receive Park Sterling common stock and the remaining 30% of the outstanding shares of Citizens South common stock will be converted into the right to receive cash.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Citizens South stockholders in the aggregate elect to receive cash consideration in exchange for more or fewer than 30% of the outstanding shares of Citizens South common stock. These procedures are summarized below.

●
If cash consideration is oversubscribed:  If Citizens South stockholders elect to receive cash consideration in exchange for more than 30% of the outstanding shares of Citizens South common stock, then all Citizens South stockholders who have elected to receive Park Sterling common stock or who have made no election will receive Park Sterling common stock for their Citizens South shares and all shareholders who elected to receive cash consideration (other than holders of dissenting shares described above under “—Dissenting Shares”) will receive a pro rata portion of the available cash (after taking into account dissenting shares) plus shares of Park Sterling common stock for those Citizens South shares not converted into cash.

●
If cash consideration is undersubscribed:  If Citizens South stockholders elect to receive cash consideration in exchange for fewer than 30% of the outstanding shares of Citizens South common stock, then all Citizens South stockholders who have elected to receive cash consideration (including holders of dissenting shares) will receive cash, and

o
if the number of shares as to which Citizens South stockholders have made no election is less than the shortfall, then all Citizens South stockholders who have made no election will receive cash, and all Citizens South stockholders who have elected to receive Park Sterling common stock will receive a pro rata portion of the remaining available cash consideration plus shares of Park Sterling common stock for those Citizens South shares not converted into cash; or

o
if the number of shares as to which Citizens South stockholders have made no election is greater than or equal to the shortfall, all Citizens South stockholders who have elected to receive Park Sterling common stock will receive Park Sterling common stock, and all Citizens South stockholders who made no election will receive a pro rata portion of the remaining available cash consideration plus Park Sterling common stock for those Citizens South shares not converted into cash.

Neither Citizens South nor Park Sterling is making any recommendation as to whether Citizens South stockholders should elect to receive cash or Park Sterling common stock in the merger. Each Citizens South stockholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this Joint Proxy Statement/Prospectus and in the merger agreement, you may receive Park Sterling common stock or cash in amounts that vary from the amounts you elected to receive.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

●	the merger agreement is approved and adopted by the Citizens South stockholders;

●	the merger agreement is approved and adopted by the Park Sterling shareholders;

●
we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on either Citizens South or Park Sterling, measured on a scale relative to Citizens South; and

●	all other conditions to the merger discussed in this Joint Proxy Statement/Prospectus and in the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the North Carolina Secretary of State and a certificate of merger is filed with the Delaware Secretary of State. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger in accordance with North Carolina law and the certificate of merger in accordance with Delaware law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Park Sterling, then Park Sterling may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur in the fourth quarter of 2012, but we cannot guarantee when or if the merger will be completed.

Board of Directors of the Surviving Corporation

Effective upon completion of the merger, Park Sterling and Park Sterling Bank will appoint to the Park Sterling and Park Sterling Bank boards of directors Kim S. Price and Ben R. Rudisill, II, each current members of the Citizens South board of directors (and Mr. Price as a vice chairman of such boards) and, if necessary, will increase the size of the Park Sterling and Park Sterling Bank boards of directors to permit these appointments.  Upon completion of the merger, the current members of the Citizens South Bank board of directors will resign, except for Messrs. Price and Rudisill, and the members of the Park Sterling board of directors will be appointed to the Citizens South Bank board of directors until such time as Citizens South Bank is merged with and into Park Sterling Bank.

 Election Procedures; Surrender of Stock Certificates

As described above, holders of record of Citizens South common stock will receive an election form under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive. The election form will also include instructions regarding the surrender of your stock certificates.

To make a valid election, you must submit a properly completed election form to Broadridge Corporate Issuer Solutions, Inc., which will be acting as the exchange agent, on or before 5:00 p.m., Eastern Time, on •, 2012 (or such other date set forth in the election form). As exchange agent, Broadridge Corporate Issuer Solutions, Inc. will process the exchange of Citizens South common stock certificates for cash and/or Park Sterling common stock. Shortly after the merger, the exchange agent will allocate cash and shares of Park Sterling common stock among Citizens South stockholders, consistent with their elections, and the allocation and proration procedures. Please do not forward your Citizens South stock certificates and election form with your proxy cards. Stock certificates and election forms should be returned to the exchange agent in accordance with the instructions contained in the election form. If you do not surrender your Citizens South stock certificates before completion of the merger, you will receive a letter of transmittal from the exchange agent shortly after the merger is completed containing instructions regarding surrender of your stock certificates.

You may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked, and stock certificates returned, automatically if the merger agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your Citizens South common stock, you should complete and return the election form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other Citizens South stockholders. You should be aware, however, that if you make an election you will not be able to sell or otherwise transfer your shares of Park Sterling common stock thereafter unless you properly withdraw your election before the election deadline. Citizens South stockholders who do not submit a properly completed election form or who revoke their election form before the election deadline will have their shares of Citizens South common stock designated as nonelection shares.

Citizens South stockholders who hold their shares of common stock in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their shares concerning how to make the election.

If a Citizens South stockholder makes an election but transfers record ownership of his or her shares before the completion of the merger, the exchange agent will treat those shares as if no election had been made with respect to them, unless the new record owner makes a new election with respect to those shares before the election deadline.

Conversion of Shares; Exchange of Certificates

The conversion of Citizens South common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. Park Sterling will deposit with the exchange agent the shares of Park Sterling common stock (or evidence of such shares in book-entry form) and cash to be issued to Citizens South stockholders in exchange for their shares of Citizens South common stock.

As soon as reasonably practicable after the exchange agent has completed the allocation and proration procedures, as described above under “—Cash or Stock Election”, the exchange agent will mail to Citizens South stockholders who have not surrendered their stock certificates a letter of transmittal with instructions regarding the exchange of their Citizens South stock certificates for the merger consideration.

Upon surrendering your certificate(s) representing shares of Citizens South common stock, together with the properly executed election form or letter of transmittal and any other required documents, your Citizens South stock certificate(s) will be cancelled and you will receive the shares of Park Sterling common stock, or a cash payment, or both, as applicable, to which you are entitled in accordance with your election and the merger agreement. You also will receive a cash payment for any fractional shares of Park Sterling common stock that would have been otherwise issuable to you as a result of the merger.  No interest will be paid to Citizens South stockholders or accrued with respect to the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. Upon completion of the merger, Citizens South stock certificates will no longer represent shares of Citizens South common stock and will only represent the right to receive the merger consideration.  After the completion of the merger, there will be no further transfers of Citizens South common stock, except as required to settle trades executed before completion of the merger.

Until you surrender your Citizens South stock certificates for exchange, you will not be paid dividends or other distributions declared after the merger with respect to any Park Sterling common stock. No interest will be paid or accrued to Citizens South stockholders on the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of Citizens South common stock. Citizens South stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

If any certificate representing shares of Park Sterling’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

●
pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

●	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the cash or shares of Park Sterling common stock made available to the exchange agent that remains unclaimed by Citizens South stockholders as of the first anniversary of the effective time of the merger will be returned to Park Sterling. After that time, any Citizens South stockholder who has not exchanged shares of Citizens South common stock for the merger consideration in accordance with the merger agreement may look only to Park Sterling for payment of the merger consideration for these shares and any unpaid dividends or distributions. Nonetheless, none of Park Sterling, Citizens South, the exchange agent or any other person will be liable to any Citizens South stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any Citizens South stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Citizens South common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Park Sterling common stock into which shares of Citizens South common stock may have been converted into the right to receive will accrue, without interest, but will not be paid. Park Sterling will pay to former Citizens South stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Citizens South stock certificates. To date, Park Sterling has not paid any cash dividends with respect to its common stock, and it is not currently anticipated that Park Sterling will pay cash dividends in the foreseeable future.

Before the effective time of the merger, Citizens South and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

●	dividends paid by any subsidiary of Citizens South to Citizens South or to any of its wholly owned subsidiaries;

●
the acceptance of shares of Citizens South common stock in payment of the exercise price or withholding taxes incurred in connection with the vesting of restricted shares of Citizens South stock granted under a Citizens South stock plan, in accordance with past practice; and

●	quarterly cash dividends, not to exceed $0.01 per share, on the Citizens South common stock at times consistent with Citizens South’s current practice.

Representations and Warranties

The merger agreement contains customary representations and warranties of Citizens South and Park Sterling relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of Citizens South, true and correct except to a de minimis extent or, in the case of specific representations and warranties regarding the absence or certain changes or events, true and correct in all respects), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations, and their holding companies generally, or their interpretations by courts or governmental entities, except to the extent such changes have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, (3) changes in global or national political conditions or in general economic or market conditions affecting banks, savings associations or their holding companies generally, except to the extent that such changes in general economic or market conditions have a disproportionate adverse effect on such party as compared to other community banks in the southeastern United States, (4) the direct effects on each party’s operating performance of negotiating, entering into and compliance with the merger agreement, fees and expenses incurred in connection therewith, or actions or omissions taken without the prior written consent of the other party, or (5) changes in the value of a securities or loan portfolio, or any change in the value of deposits, borrowings, or loan servicing rights, in each case resulting from a change in interest rates generally. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Park Sterling and Citizens South has made representations and warranties to the other regarding, among other things:

●	corporate matters, including due organization and qualification;

●	capitalization;

●	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

●	required governmental filings and consents;

●	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

●	financial statements and accounting;

●	broker’s fees payable in connection with the merger;

●	the absence of material adverse changes;

●	legal proceedings;

●	tax matters;

●	compliance with applicable laws;

●	tax treatment of the merger;

●	risk management instruments and derivatives;

●	investment and loan portfolios;

●	environmental liabilities; and

●	the accuracy of information supplied for inclusion in this Joint Proxy Statement/Prospectus and other similar documents.

In addition, Citizens South has made other representations and warranties about itself to Park Sterling as to:

●	employee matters, including employee benefit plans;

●	material contracts, including certain FDIC loss-share agreements to which it is a party;

●	real property and intellectual property;

●	personal and real property leases;

●	securitizations;

●	the inapplicability of state takeover laws;

●	the receipt of a financial advisor’s opinion;

●	the dividend rate on its outstanding shares of preferred stock; and

●	the execution of a support agreement by each member of its board of directors (see “Proposal No.1 – The Merger—Citizens South’s Directors and Officers Have Financial Interests in the Merger”).

Park Sterling also has made a representation and warranty to Citizens South regarding the availability of cash to pay the cash portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of Park Sterling and Citizens South to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Park Sterling and Citizens South in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Park Sterling and Citizens South rather than to establish matters as facts. The merger agreement is described in, and included as Appendix A to, this Joint Proxy Statement/Prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Citizens South, Park Sterling or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Joint Proxy Statement/Prospectus.

Covenants and Agreements

Each of Citizens South and Park Sterling has undertaken customary covenants that place restrictions on it and its respective subsidiaries until the effective time of the merger. In general, Citizens South agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either party to obtain any necessary regulatory approvals, perform its covenants or complete the merger. Citizens South has further agreed that, with certain exceptions and except with Park Sterling’s prior written consent (which will not be unreasonably withheld or delayed), Citizens South will not, and will not permit any of its subsidiaries, including Citizens South Bank, to, among other things, undertake the following extraordinary actions:

●	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth under “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

●	issue shares, stock options or other equity-based awards;

●	hire or terminate any employees or independent contractors or enter into any collective-bargaining agreements, except in the ordinary course of business;

●	make any loans in amounts in excess of $4,500,000 or make, renew or amend any loan outside the ordinary course of business;

●
except as contemplated by the merger agreement and except in the ordinary course of business, (1) increase wages, salaries or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing or payment or funding of, any compensation or benefit to employees, retired employees, directors or consultants of Citizens South and Citizens South Bank, (3) establish, adopt or become a party to any new employee benefit or compensation plan or agreement or amend, modify or terminate any existing plan, (4) take any action to fund or secure the payment of compensation or benefits under any of its benefits plans or (5) amend, modify or terminate any third-party agreement related to any benefit plan;

●
other than in the ordinary course of business or pursuant to contracts in force on the date of the merger agreement, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness or claims;

●
enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies other than as required by applicable law;

●
other than securities purchases made in the ordinary course of business, make any material investment either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

●	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

●
amend any charter documents, take any action to exempt another person from any applicable takeover law or defensive charter provision or terminate, amend or waive any provision of any confidentiality or standstill agreements in place with third parties;

●	restructure or materially change its investment securities portfolio or its gap position;

●	commence or settle any material claim other than foreclosure claims in the ordinary course of business;

●	take or fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

●	change its tax accounting or financial accounting methods, except as required by applicable law or generally accepted or regulatory accounting principles;

●	file or amend any tax return other than in the ordinary course of business, make or change any material tax election or settle or compromise any material tax liability;

●	terminate or waive any material provision of any material contract or agreement governing its securities, except in the ordinary course of business (excluding leases);

●	amend, extend or renew any real property lease; or

●	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Park Sterling has agreed that, except with Citizens South’s prior written consent, Park Sterling will not, among other things, undertake the following extraordinary actions:

●	amend any charter documents in a manner that would adversely affect Citizens South or its shareholders or the transactions contemplated by the merger agreement;

●	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

●	take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

●	take any action that would reasonably be expected to prevent, materially impede or materially delay the attainment of any bank regulatory or governmental approval; or

●	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Park Sterling may, however, pursue and consummate other acquisitions.

The merger agreement also contains mutual covenants relating to the preparation of this Joint Proxy Statement/Prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.  Park Sterling also has agreed to cause the shares of Park Sterling common stock issued in the merger to be approved for listing on NASDAQ.

Reasonable Best Efforts to Obtain the Required Shareholder Vote

Each of Park Sterling and Citizens South has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger agreement and the merger. Each will use its reasonable best efforts to obtain such approval and is also required to submit the merger agreement to a shareholder vote even if its board of directors no longer recommends approval of the merger agreement and the merger.

The trustee of Citizens South’s employee stock ownership plan (ESOP) will solicit participants in and beneficiaries of the ESOP to direct the trustee as to the voting of shares held in their respective accounts under the ESOP.

Agreement Not to Solicit Other Offers

Citizens South has agreed that it and its subsidiaries, including Citizens South Bank, and their officers, directors, employees, agents and representatives will not, directly or indirectly:

●	solicit, initiate, encourage or facilitate any inquiries or proposals for any “Alternative Transaction” (as defined below); or

●	participate in any discussions or negotiations, or enter into any agreement, regarding any Alternative Transaction.

Citizens South also has agreed to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal (as defined below), and to use reasonable best efforts, at Park Sterling’s request, to cause all persons other than Park Sterling who have been furnished with confidential information in connection with an Alternative Proposal within the 12 months before the date of the merger agreement to return or destroy such information.

However, before the special meeting, and subject to entering into a customary confidentiality agreement that is no less favorable to Citizens South than its confidentiality agreement with Park Sterling, the Citizens South board of directors is permitted to furnish nonpublic information that had been provided, or is concurrently provided, to Park Sterling to a person making an Alternative Proposal and to participate in discussions and negotiations with respect to an unsolicited, written, bona fide Alternative Proposal with the person making the proposal, if (1) Citizens South receives an unsolicited written Alternative Proposal that its board of directors believes in good faith to be bona fide, (2) the proposal was not the result of a breach of Citizens South’s nonsolicitation provisions, (3) Citizens South’s board of directors determines in good faith, after consulting with outside financial and legal counsel, that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (4) after consulting with outside legal counsel, Citizens South’s board of directors determines that failure to so act would be reasonably likely to violate its fiduciary duties under applicable law.

Citizens South has agreed to call its shareholder meeting as soon as reasonably practicable to obtain shareholder approval of the merger agreement and the merger and that its board of directors will recommend that its shareholders approve the merger agreement. Citizens South has further agreed that its board of directors will not withdraw (or modify or qualify in a manner adverse to Park Sterling) or refuse to recommend its approval of the merger agreement and the merger, or approve, adopt, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (we refer to any such action as an “Adverse Recommendation Change”) or enter into any agreement that is intended to or reasonably likely to lead to an Alternative Proposal.  However, before obtaining the Citizens South stockholder approval Citizens South’s board of directors may, if such board determines in good faith (after consultation with outside counsel) that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling, make an Adverse Recommendation Change in response to an Alternative Proposal so long as Citizens South has not breached its nonsolicitation agreement covenant in any material respect and:

(i)           the Citizens South board of directors determines in good faith (after consultation with outside legal and financial advisors) that such Alternative Proposal is a Superior Proposal and such proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling pursuant to the merger agreement;

(ii)         Citizens South has given Park Sterling at least four business days’ prior written notice of its intention to take such action and specifying the material terms and conditions of any such Superior Proposal; and

(iii)        before effecting such an Adverse Recommendation Change, Citizens South has negotiated, and has caused its representatives to negotiate, in good faith with Park Sterling during such notice period to the extent Park Sterling wishes to negotiate, to enable Park Sterling to revise the terms of the merger agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

Citizens South has agreed that, in the event of any material change to a Superior Proposal, it will comply with the above notice and negotiation obligations with respect to such changed proposal.

Citizens South has further agreed to notify Park Sterling promptly (but in no event later than 24 hours) in writing after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to Citizens South or any of its subsidiaries, or if it enters into discussions or negotiations concerning any Alternative Proposal; and to keep Park Sterling fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal.

As used in the merger agreement, “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Citizens South or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means:

●
a transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates, directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Citizens South common stock or outstanding voting power or of any new series or new class of Citizens South preferred stock that would be entitled to a class or series vote with respect to the merger, whether from Citizens South or pursuant to a tender offer or exchange offer or otherwise;

●	a merger, share exchange, consolidation or other business combination involving Citizens South (other than the merger being described in this Joint Proxy Statement/Prospectus);

●
any transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of Citizens South and securities of the entity surviving any merger or business combination including any of Citizens South’s subsidiaries) of Citizens South, or any of its subsidiaries representing more than 15% of the fair market value of all the assets, deposits, net revenues or net income of Citizens South and its subsidiaries, taken as a whole, immediately before such transaction; or

●
any other consolidation, business combination, recapitalization or similar transaction involving Citizens South or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of Citizens South common stock immediately before the transaction do not, in the aggregate, own at least 85% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held their shares of Citizens South common stock immediately before the completion of the transaction.

As used in the merger agreement, “Superior Proposal” means:

●
any unsolicited bona fide written Alternative Proposal (with the relevant percentages in the definition of such term changed from 15% to 50%) that Citizens South’s board determines in good faith (after consultation with outside counsel and its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, that, if consummated, would be more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement and, if accepted, would be reasonably likely to be completed on the terms proposed on a timely basis.

Expenses and Fees

In general, each of Park Sterling and Citizens South will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this Joint Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by Citizens South and Park Sterling. Also, under certain circumstances, each of Park Sterling and Citizens South has agreed to reimburse up to $500,000 of the other’s out-of-pocket legal, due diligence and consulting expenses if the merger is not completed under certain circumstances.  See “—Termination of the Merger Agreement.”

Employee Matters

Park Sterling has agreed that, following the effective time of the merger, it will integrate the employees of Citizens South and its subsidiaries, including Citizens South Bank, into Park Sterling’s benefit plans as quickly as practicable. Park Sterling has agreed that such employees, or dependents of such employees, will not experience a gap in coverage, will receive credit for any co-payments and deductibles paid under Citizens South’s health plan for the year in which coverage under Park Sterling’s health plan commences and will not be subject to any preexisting conditions under Park Sterling’s health plan. Except for Park Sterling’s vacation and sick leave programs, employees of Citizens South will not receive any prior service credit for benefit accrual purposes under Park Sterling’s compensation and benefit plans.

Park Sterling has agreed to take all necessary and appropriate actions to allow the Citizens South employees to participate in Park Sterling’s 401(k) plan as soon as practicable following the effective time of the merger and, upon Park Sterling’s request, Citizens South has agreed to take all necessary and appropriate action to cause the Citizens South 401(k) plan to be frozen as to future contributions or terminate such plan, in each case, immediately before the effective time of the merger.

Park Sterling has agreed, for any Citizens South employee who does not have an agreement with Park Sterling, Citizens South or any of their respective subsidiaries that provides for payments in connection with a termination of employment or a change in control, and who, within six months after the effective time, is (i) terminated by Park Sterling for a reduction in force or as a result of a business restructuring or relocation of a business function or (ii) voluntarily resigns after being having his or her base salary materially decreased, to pay such employee (after signing a customary release) severance pay equal to two weeks of such employee’s base salary or base weekly wage rate for each year of service to Citizens South (with a minimum of four weeks and a maximum of 16 weeks of severance pay).  However, Park Sterling has no obligation to continue the employment of any Citizens South employee for any period following the merger.

Following the merger, Park Sterling has also agreed to maintain (i) a long-term care insurance plan for the current members of the Citizens South board of directors and a certain retired director and (ii) certain split dollar agreements, and the underlying insurance policies, for certain current and former Citizens South employees. For a discussion of employment agreements that Park Sterling has entered into with certain Citizens South officers, including Citizens South’s Chief Executive Officer, see “The Merger—Citizens South’s Directors and Officers Have Financial Interests in the Merger.”

Citizens South ESOP

At the effective time of the merger, the Citizens South ESOP will be terminated and all shares of Citizens South common stock held by the ESOP will be converted into the right to receive merger consideration, all outstanding indebtedness of the ESOP will be repaid and the balance any assets remaining in the ESOP but not allocated to the account of a participant will be allocated as provided in the ESOP governing documents. At Park Sterling’s discretion, one half of the ESOP assets will be distributed to the participants as soon as practicable following the effective time of the merger. Citizens South has agreed to take all such actions as are reasonably necessary (determined in consultation with Park Sterling) in order to submit an application to the IRS for a favorable determination letter in advance of the effective time of the merger and, thereafter, Park Sterling has agreed to use all reasonable efforts in good faith to obtain such favorable determination letter as promptly as possible (including making such changes to the ESOP and the proposed allocations as may be required by the IRS as a condition to its issuance of a favorable determination letter). Citizens South has agreed to adopt amendments to the ESOP to be effective immediately after the effective time to: (i) bring, as necessary, the ESOP into compliance with the current tax qualification requirements of the Code; (ii) fully vest all accounts; (iii) prohibit new participants from admission to the ESOP; and (iv) permit the ESOP to pay all fees and expenses of the ESOP trust, resulting from the continued existence of the ESOP, to the extent permitted by ERISA and the Code.  Target and, following the effective time, Park Sterling has agreed will adopt such other amendments to the ESOP necessary to effect the foregoing matters.

Indemnification and Insurance

The merger agreement requires Park Sterling to maintain in effect for and in accordance with their terms the current rights of Citizens South directors, officers and employees to indemnification under the Citizens South articles of incorporation or the Citizens South bylaws or disclosed agreements of Citizens South. The merger agreement also provides that, upon completion of the merger, Park Sterling will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Citizens South and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that Park Sterling will maintain for a period of six years after completion of the merger Citizens South’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring before the effective time of the merger, except that Park Sterling is not required to incur annual premium expense greater than 200% of Citizens South’s current annual directors’ and officers’ liability insurance premium.

Certain Park Sterling Commitments

Park Sterling has agreed to use all reasonable efforts to donate to a newly established donor-advised fund within the Community Foundation of Gaston County the aggregate amount of $500,000 payable over a 10-year period from the date of the merger agreement. Subject to the foregoing sentence, the timing of the payments are at Park Sterling’s sole discretion, but Park Sterling has agreed to use reasonable efforts to pay such aggregate amount over a five-year period.  For the duration of the period over which such amount is paid, Park Sterling has agreed to empower Kim S. Price, Eugene R. Matthews, II and Richard K. Craig, each current directors of Citizens South, to facilitate, administer and recommend gift requests from the fund, with the understanding that gifts from the fund are intended to be used for the benefit of markets in which Citizens South operates on the date of the merger agreement, subject to Park Sterling’s right to veto any proposed gift.  Messrs. Price, Matthews and Craig will be ineligible to serve if they die, become permanently disabled, resign, are no longer associated with Park Sterling for cause or serve as an officer or director of or consultant to any financial institution that competes with Park Sterling.

Park Sterling has agreed to use commercially reasonable efforts to maintain an operations center in Gastonia, North Carolina after the completion of the merger.

Park Sterling has agreed that its board of directors, or a committee thereof, may not withdraw (or modify or qualify in any manner adverse to Citizens South) or refuse to recommend approval of the merger agreement to Park Sterling shareholders, except if, before obtaining approval of the merger by Park Sterling shareholders, its board of directors determines in good faith, after consultation with outside counsel, that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law.

Certain Citizens South Commitments

Citizens South has agreed to use its best efforts to obtain the written agreement of the FDIC to amend a certain FDIC loss-share agreement to which Citizens South is a party such that (i) Park Sterling will not be prevented from selling 9% or more of its outstanding shares after the effective time of the merger and (ii) the transactions contemplated by the merger agreement will not cause the loss of shared loss treatment for loans transferred under such agreement.

Conditions to Complete the Merger

The respective obligations of Park Sterling and Citizens South to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

●	the approval of and adoption of the merger agreement by Citizens South stockholders and Park Sterling shareholders;

●	the approval of the listing of Park Sterling common stock to be issued in the merger on NASDAQ, subject to official notice of issuance;

●
the effectiveness of the registration statement of which this Joint Proxy Statement/Prospectus is a part with respect to the Park Sterling common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

●
the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

●
the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to Park Sterling’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on either Citizens South or Park Sterling, measured on a scale relative to Citizens South); and

●
the truth and correctness of the representations and warranties of the other party in the merger agreement, subject to the standards provided in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

The obligation of Park Sterling to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including:

●	the receipt by Park Sterling of a legal opinion with respect to certain federal income-tax consequences of the merger;

●	Park Sterling shall have received resignations, effective as of the effective time of the merger, from all of Citizens South’s directors;

●
Citizens South shall have provided evidence reasonably satisfactory to Park Sterling that Citizens South has taken all necessary and appropriate actions to amend, freeze and/or terminate certain Citizens South benefit plans requested by Park Sterling;

●
Citizens South shall have obtained the prior written consent of the FDIC for Park Sterling to assume the rights and obligations of Citizens South pursuant to certain FDIC loss-share agreements to which Citizens South is a party; and

●
Park Sterling shall have received written evidence from the Treasury reasonably satisfactory to Park Sterling that the merger will not be deemed to breach the securities purchase agreement between Citizens South and Treasury with respect to Citizens South’s outstanding preferred stock, and that the exchange of such preferred stock for substantially identical shares of Park Sterling preferred stock will comply with a specific provision contained in the certificate of designations of Citizens South with respect to such preferred stock.

The obligation of Citizens South to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including:

●	the receipt by Citizens South of a legal opinion with respect to certain federal income-tax consequences of the merger; and

●
Park Sterling shall have deposited, or caused to be deposited, with the exchange agent, the merger consideration and shall have instructed the exchange agent to timely pay or deliver the merger consideration, and cash in lieu of fractional shares, in accordance with the merger agreement.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this Joint Proxy Statement/Prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time before completion of the merger by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

●	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

●	if the merger has not been completed by March 31, 2013, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement;

●
if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days’ notice of the breach; or

●	if approval of the Park Sterling shareholders or the Citizens South stockholders is not obtained.

Park Sterling may terminate the merger agreement if the Citizens South board of directors fails to recommend that Citizens South stockholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, or makes public statements inconsistent with its recommendation of the merger to Citizens South stockholders, or recommends to the Citizens South stockholders a competing merger proposal.

Citizens South may terminate the merger agreement if the Park Sterling board of directors fails to recommend that Park Sterling shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, or makes public statements inconsistent with its recommendation of the merger to Park Sterling shareholders. Citizens South may also terminate the merger agreement if it receives, and has determined to accept, a Superior Proposal (as described above under “—Agreement Not to Solicit Other Offers”).

Citizens South will be required to pay Park Sterling a termination fee in the amount of $3.0 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger, if:

●
the merger agreement is duly terminated by Park Sterling due to the breach of a representation, warranty or covenant in the merger agreement by Citizens South, and before such termination, an Alternative Transaction was commenced, publicly proposed or publicly disclosed, or an Alternative Proposal was received (as described above under “—Agreement Not to Solicit Other Offers”), and within 12 months after such termination, Citizens South has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction;

●
the merger agreement is terminated by Citizens South due to Citizens South having received a Superior Proposal (as described above under “—Agreement Not to Solicit Other Offers”) and the Citizens South board of directors has determined to accept such Superior Proposal;

●
the merger agreement is terminated by Park Sterling because the Citizens South board of directors fails to recommend that Citizens South stockholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, or makes public statements inconsistent with its recommendation of the merger to Citizens South stockholders, or recommends to Citizens South stockholders a competing merger proposal.

●
after receiving an Alternative Proposal, the Citizens South board of directors fails to convene the special meeting to approve the merger with Park Sterling or recommend that Citizens South stockholders approve and adopt the merger agreement, and within 12 months of receiving the Alternative Proposal, Citizens South has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

Park Sterling will be required to pay Citizens South a termination fee in the amount of $3.0 million, plus up to $500,000 of Citizens South’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger, if the merger agreement is terminated by Citizens South because the Park Sterling board of directors fails to recommend that Park Sterling shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Citizens South, or makes public statements inconsistent with its recommendation of the merger to Park Sterling shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Park Sterling or Citizens South, except that (1) both Park Sterling and Citizens South will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors. However, after any approval of the transactions contemplated by the merger agreement by the Park Sterling shareholders and the Citizens South stockholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that (1) changes the amount or the form of the consideration to be delivered to the holders of Citizens South common stock, (2) changes any term of the articles of incorporation of Park Sterling, (3) changes any of the terms and conditions of the merger agreement if such change would adversely affect the holders of any Citizens South securities, in each case other than as contemplated by the merger agreement, or (4) by applicable law otherwise requiring further approval of the shareholders. Any amendment of the merger agreement must be in writing signed by each of Park Sterling and Citizens South.

At any time before the completion of the merger, each of Park Sterling and Citizens South, by action taken or authorized by its respective board of directors, to the extent legally allowed, may:

●	extend the time for the performance of any of the obligations or other acts of the other party;

●	waive any inaccuracies in the representations and warranties of the other party; or

●	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

DESCRIPTION OF THE COMMON STOCK OF PARK STERLING CORPORATION

Park Sterling’s articles of incorporation authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, of which, as of  June 30, 2012, 32,706,627 shares are issued and outstanding, including approximately 631,260 shares which have voting rights but no economic interest related to unvested shares of restricted stock, and 2,398,489 shares reserved or otherwise set aside for issuance in connection with outstanding employee stock options or future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity incentive plans, and 5,000,000 shares of preferred stock, no par value, of which none are issued and outstanding. Each holder of outstanding Park Sterling common stock is entitled to one vote per share on any issue requiring a vote at any meeting of shareholders. The Park Sterling board of directors is divided into three classes, which are as nearly equal in number as possible. Shareholders do not have cumulative voting rights in the election of directors.  The shares of Park Sterling common stock are not subject to any redemption provisions, nor are they convertible into any other security or property of Park Sterling. Holders of shares of Park Sterling common stock will not have the benefit of a sinking fund. No holder of any class of Park Sterling capital stock has preemptive rights with respect to the issuance of shares of that or any other class of capital stock.  Holders of Park Sterling common stock are entitled to dividends when, as and if declared by Park Sterling’s board of directors from funds legally available, whether in cash or in stock, as more particularly described below under “Comparison of Shareholders’ Rights for Existing Citizens South Stockholders.”  As more particularly described below under “Comparison of Shareholders’ Rights for Existing Citizens South Stockholders,” Park Sterling’s articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove Park Sterling’s management or to gain control of Park Sterling in a transaction not supported by its board of directors.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING CITIZENS SOUTH STOCKHOLDERS

When the merger becomes effective, holders of Citizens South common stock who elect to receive Park Sterling common stock as merger consideration, or who otherwise receive Park Sterling common stock due to the proration of their cash merger consideration election, as described elsewhere in this Joint Proxy Statement/Prospectus, will become holders of Park Sterling common stock. The following is a summary of material differences between the rights of holders of Park Sterling common stock and the rights of holders of Citizens South common stock. Since Park Sterling is organized under the laws of the State of North Carolina and Citizens South is organized under the laws of the State of Delaware, differences in the rights of holders of Park Sterling common stock and those of holders of Citizens South common stock arise from differing provisions of the North Carolina Business Corporation Act (NCBCA) and the DGCL, in addition to differing provisions of their respective articles or certificate of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of Park Sterling common stock and the rights of holders of Citizens South common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the DGCL and the governing corporate documents of Park Sterling and Citizens South, to which the shareholders of Citizens South are referred.

PARK STERLING	CITIZENS SOUTH
Authorized Capital Stock

Common Stock. Park Sterling’s authorized common stock consists of 200,000,000 shares of common stock, $1.00 par value per share. As of June 30, 2012, there were 32,706,627 shares of Park Sterling common stock issued and outstanding, of which 631,260 shares are unvested, performance-based restricted stock issued pursuant to Park Sterling’s LTIP. As of June 30, 2012, there were (i) 2,155,189 shares of Park Sterling common stock underlying options currently outstanding and (ii) 243,300 shares of Park Sterling common stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved or otherwise set aside for issuance pursuant to employee and director stock plans of Park Sterling in effect as of such date. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by Park Sterling.

Common Stock. Citizens South’s authorized common stock consists of 20,000,000 shares of common stock, $0.01 par value per share. As of June 30, 2012, there were 11,506,324 shares of Citizens South common stock issued and outstanding, of which 36,196 shares are shares of unvested restricted stock issued pursuant to Citizens South’s equity incentive plans, and 55,140 shares of common stock were held by Citizens South in treasury. As of June 30, 2012, there were (i) 710,925 shares of Citizens South common stock underlying options currently outstanding,  of which 638,945 were currently vested and exercisable, (ii) 71,100 shares of Citizens South common stock available in connection with future awards of stock options and (iii) no shares of Citizens South common stock available in connection with future grants of restricted stock and other equity-based awards, in each case reserved or otherwise set aside for issuance pursuant to employee and director stock plans of Citizens South in effect as of such date. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by Citizens South.

Preferred Stock. Park Sterling’s authorized preferred stock consists of 5,000,000 shares, no par value. Park Sterling’s articles of incorporation authorize the Park Sterling board of directors to fix the number, designation, powers, preferences and relative rights of the shares of each series of preferred stock issued by Park Sterling. As of the date of this Joint Proxy Statement/Prospectus, Park Sterling had not issued any preferred stock.

Preferred Stock. Citizens South’s authorized preferred stock consists of 1,000,000 shares, $0.01 par value per share. Citizens South’s certificate of incorporation authorizes the Citizens South board of directors to establish the number of shares to be included in each series of preferred stock and to fix the designation, powers, preferences and rights of each series of preferred stock, including any qualifications, limitations and restrictions. As of the date of this Joint Proxy Statement/Prospectus, there were 20,500 shares of Citizens South preferred stock issued and outstanding.

PARK STERLING	CITIZENS SOUTH
Mergers, Share Exchanges and Sales of Assets

The NCBCA provides that, generally, any merger or share exchange may be submitted to the shareholders of Park Sterling only if approved by the Park Sterling board of directors. If submitted to Park Sterling’s shareholders, such action generally must be approved by each voting group entitled to vote separately on the action by a majority of all the votes entitled to be cast by the voting group.

If Park Sterling is the surviving corporation, its shareholders’ approval is not required if: (i) its articles of incorporation will not be changed; (ii) each shareholder whose shares were outstanding immediately before the effective date of the merger will hold the same shares, with identical preferences, limitations and relative rights, immediately after the effective date of the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger. As these four criteria are satisfied Park Sterling’s shareholders are not required to approve the merger with Citizens South.

In addition, Park Sterling’s articles of incorporation provide that certain fundamental corporate transactions to which Park Sterling or any subsidiary is a party, such as a merger, share exchange, sale of more than $1 million of assets or issuance of more than $1 million in securities, with any Interested Shareholder (as defined below) or any other corporation (whether or not itself an Interested Shareholder) that is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder require the affirmative vote of (i) the holders of not less than 66-2/3% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors that are not beneficially owned by any Interested Shareholder, voting together as a single class, and (ii) 80% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors, voting together as a single class, unless, in either case, such transaction is approved by a majority of the disinterested directors of Park Sterling or such subsidiary, as the case may be. Interested Shareholder means any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock entitled to vote in the election of directors.

Under the DGCL, the approval of a majority of the outstanding stock of a corporation entitled to vote is required for approval of a merger.

In addition, Citizens South’s certificate of incorporation requires the approval of the holders of at least 80% of Citizens South’s outstanding shares of voting stock to approve certain Business Combinations (as defined below) involving an Interested Stockholder (as defined below), unless the proposed transaction has been approved in advance by at least a two-thirds vote of those members of the Citizens South board of directors who are unaffiliated with the Interested Stockholder and were either directors prior to the time the Interested Stockholder became an Interested Stockholder or, with the recommendation of a majority of the unaffiliated directors, are successors of directors who are unaffiliated with the Interested Stockholder and were directors prior to the time the Interested Stockholder became an Interested Stockholder.  Interested Stockholder means any individual or entity that owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of Citizens South, and any “affiliate” (as the term is defined in Rule 12b-2 under the Exchange Act) of any such individual or entity. A Business Combination includes (1) any merger or consolidation of Citizens South with or into any Interested Stockholder; (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to an Interested Stockholder of 25% or more of the assets of Citizens South or combined assets of Citizens South and its subsidiaries; (3) the issuance of any securities of Citizens South or a subsidiary of Citizens South to an Interested Stockholder having a fair market value equaling or exceeding 25% of the combined fair market value of the then-outstanding common stock of Citizens South; (4) the adoption of any plan for the liquidation or dissolution of Citizens South proposed by or on behalf of an Interested Stockholder; or (5) any reclassification of the common stock of Citizens South or any recapitalization involving the common stock of Citizens South.

PARK STERLING	CITIZENS SOUTH
Amendments to the Articles of Incorporation or Certificate of Incorporation

The NCBCA provides that a North Carolina corporation’s articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. Park Sterling’s articles of incorporation further require the affirmative vote of 80% of the outstanding shares of capital stock entitled to vote in the election of Park Sterling’s directors, voting together as a single class, in order to amend, repeal or adopt any provision or take any action inconsistent with Article 6 of the articles of incorporation, which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors.

The DGCL provides that an amendment to a Delaware corporation’s certificate of incorporation requires a board resolution advising the amendment and approval by a majority of the holders of outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires a greater proportion for approval.

Citizens South’s certificate of incorporation requires the approval of the holders of not less than 80% of Citizens South’s outstanding common stock to amend or repeal the following provisions of the certificate of incorporation (or to enact provisions inconsistent with them): (1) Article Twelfth (governing the right to amend or repeal the certificate of incorporation), (2) Section C of Article Fourth (limiting voting rights of stockholders), (3) Section C or D of Article Fifth (requiring stockholder action to be taken at a duly convened annual meeting or special meeting and setting forth requirements for calling a special meeting), (4) Article Sixth (setting forth, among other things, the number of directors and the terms for directors), (5) Article Seventh (empowering the board of directors and stockholders to adopt, amend or repeal bylaws), (6) Article Eighth (governing business combinations) and (7) Article Tenth (setting forth indemnification rights for directors).

Amendments to the Bylaws

Park Sterling’s bylaws provide that, generally, the Park Sterling board of directors may amend or repeal and replace the Park Sterling bylaws by the affirmative vote of a majority of the number of directors then in office at any regular or special board meeting. The Park Sterling board of directors cannot amend, repeal or adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where required by law; (ii) providing for the management of Park Sterling other than by the Park Sterling board of directors or its executive committee; (iii) increasing or decreasing the authorized number of directors beyond the maximum or minimum number set forth in Park Sterling’s articles of incorporation; or (iv) that is inconsistent with Article 6 of Park Sterling’s articles of incorporation (which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors). The Park Sterling board of directors also cannot alter or repeal any bylaw adopted or amended by Park Sterling’s shareholders, except when Park Sterling’s articles of incorporation or a bylaw adopted by the shareholders authorizes the Park Sterling board of directors to adopt or repeal any such bylaw.

Park Sterling’s bylaws also provide that its shareholders may amend or repeal and replace the bylaws at any annual meeting or at a special meeting called for such purpose. However, no bylaw may be amended, repealed or adopted that is inconsistent with Article 6 of the Park Sterling articles of incorporation without the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Citizens South’s certificate of incorporation provides that, generally, the Citizens South board of directors may alter, amend or repeal and replace the Citizens South bylaws through approval by two-thirds of the entire board, regardless of vacancies.

Citizens South’s bylaws and certificate of incorporation also provide that Citizens South stockholders may amend or repeal the bylaws only by a supermajority vote of not less than 80% of the voting power of all of the then-outstanding shares of Citizens South stock entitled to vote, voting together as a single class. Any notice of a meeting of stockholders at which bylaws are to be adopted, amended or repealed shall state that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of bylaws and contain or be accompanied by a copy or summary of the proposal.

PARK STERLING	CITIZENS SOUTH
Shareholders’ Rights of Dissent and Appraisal

The NCBCA provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. However, the NCBCA provides that for any merger, share exchange or sale or exchange of property, dissenters’ rights are not available to the shareholders of a corporation, such as Park Sterling, that is either listed on a national securities exchange or held by more than 2,000 shareholders of record, unless (i) the articles of incorporation of the corporation provide otherwise or (ii) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record, or (c) a combination of cash and such shares. Park Sterling’s articles of incorporation do not authorize any special dissenters’ rights.

Under the DGCL, stockholders are generally entitled to dissent from and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the DGCL provides that appraisal rights are not available with respect to any class or series to stock that is either listed on a national securities exchange or held of record by more than 2,000 holders, unless, under the terms of the transaction, holders are required to accept anything other than shares of publicly traded stock of the acquirer and/or cash in lieu of fractional shares.

Special Meetings of Shareholders

Park Sterling’s bylaws provide that special meetings of the shareholders of Park Sterling may be called at any time by the Park Sterling board of directors, the chairman of the Park Sterling board of directors or Park Sterling’s Chief Executive Officer.

Citizens South’s bylaws provide that, subject to the rights of the holders of any class or series of preferred stock of Citizens South, special meetings of the stockholders of Citizens South may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies on the board of directors.

Shareholder Nominations and Shareholder Proposals

Park Sterling’s bylaws provide that persons may be nominated to the Park Sterling board of directors at Park Sterling’s annual meeting of shareholders: (i) by or at the direction of the Park Sterling board of directors or (ii) by any Park Sterling shareholder, if made pursuant to timely notice, generally between 60 and 90 days before the first anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s Corporate Secretary.

Similarly, any Park Sterling shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders must provide notice to Park Sterling’s Corporate Secretary, generally between 60 and 90 days before the anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s Corporate Secretary.

Citizens South’s bylaws provide that persons may be nominated to the Citizens South board of directors: (i) by or at the direction of the Citizens South board of directors or (ii) by any Citizens South stockholder, if made pursuant to timely notice, generally 90 days prior to the anniversary date of the mailing of Citizens South’s proxy materials in connection with the prior year’s annual meeting (or, if Citizens South provides less than 100 days’ notice of the meeting, before the tenth day following the date of the meeting notice), and containing certain information delivered in writing to the Secretary of Citizens South.

Any Citizens South stockholder may make a proposal for consideration at a regularly scheduled annual meeting of stockholders, generally by providing notice to the Secretary of Citizens South 90 days prior to the anniversary date of the mailing of Citizens South’s proxy materials in connection with the prior year’s annual meeting (or, if Citizens South provides less than 100 days’ notice of the meeting, before the tenth day following the date of the meeting notice), and containing certain information delivered in writing to the Secretary of Citizens South.

Limitations on Shareholder Voting Power

Park Sterling’s articles of incorporation and bylaws do not restrict the voting power of shareholders who own large percentages of Park Sterling’s outstanding common stock. As a result, a shareholder who acquires a certain portion of Park Sterling’s common stock may exercise a significant level of control over Park Sterling through the voting power represented by such ownership of common stock.

Citizens South’s certificate of incorporation provides that no record holder of outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then-outstanding shares of Citizens South common stock will be entitled or permitted to vote in respect of the shares held in excess of the 10% limit.  Beneficial ownership is determined pursuant to the federal securities laws and includes shares beneficially owned by that person or his or her affiliates (as defined in the certificate of incorporation). This limitation on voting applies to various matters with respect to which stockholders are entitled to vote, including removal of directors, approval of certain business combinations and amendment or repeal of certain provisions of Citizens South’s certificate of incorporation. As a result, this limitation restricts the ability of a stockholder to exercise control over Citizens South through the voting power represented by ownership of common stock.

PARK STERLING	CITIZENS SOUTH
Directors
Number of Directors

Park Sterling’s articles of incorporation provide the Park Sterling board of directors shall have not less than six nor more than 19 directors, as determined from time to time by the affirmative vote of a majority of the directors then in office. Currently, the number of directors serving on the Park Sterling board of directors has been fixed at seven directors and there are seven directors serving on the board with no vacancies.

Citizens South’s bylaws provide the Citizens South board of directors shall have eight directors unless the board designates another number of directors to constitute the full board.  Currently, the number of directors serving on the Citizens South board of directors has been fixed at six directors and there are six directors serving on the board with no vacancies.

Classification

Park Sterling’s articles of incorporation provide that the Park Sterling board of directors shall be divided into three classes, with directors serving staggered three-year terms.	Citizens South’s certificate of incorporation and bylaws provide that the Citizens South board of directors shall be divided into three classes, with directors serving staggered three-year terms.

Election of Directors

Park Sterling’s bylaws provide that directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present.	Citizens South’s bylaws provide that directors are to be elected at each annual meeting of the stockholders by the affirmative vote of a plurality of the shares represented at such meeting.

Removal

Under Park Sterling’s bylaws, Park Sterling directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that one of the purposes of the meeting is the removal of the director. If any directors are removed, new directors may be elected to fill the resulting vacancies at the same meeting. Notwithstanding the foregoing, the affirmative vote of the holders of not less than 80% of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class, is required to take any action inconsistent with the foregoing requirement.

Citizens South’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, any Citizens South director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than 80% of the voting power of all of the then-outstanding shares of capital stock of Citizens South (after giving effect to voting limitations discussed above).

Vacancy

Park Sterling’s articles of incorporation provide that if a vacancy occurs on the Park Sterling board of directors between annual meetings of shareholders at which directors are elected, including vacancies resulting from an increase in the number of directors, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum or by a sole remaining director.

Citizens South’s bylaws provide that if a vacancy occurs on the Citizens South board of directors between annual meetings of stockholders at which directors are elected, including vacancies resulting from an increase in the authorized number of directors, the vacancy may be filled only by a majority of board of directors then in office, though less than a quorum.

PARK STERLING	CITIZENS SOUTH
Discharge of Duties

The NCBCA requires that a director discharge his or her duties (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care.

The DGCL requires that a director discharge his or her duties in good faith, with the care an ordinarily prudent person in a similar position would exercise under similar conditions and in a manner the director reasonably believes to be in the best interests of the corporation and its stockholders.

Exculpation

Park Sterling’s articles of incorporation provide that the personal liability of each director of Park Sterling is eliminated to the fullest extent permitted by the NCBCA.
Citizens South’s certificate of incorporation provides that a director shall not be personally liable to Citizens South or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Citizens South or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.  The Citizens South certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Citizens South shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Consideration of Business Combinations

Neither Park Sterling’s articles of incorporation nor its bylaws specify any factors to which the Park Sterling board of directors must give consideration in evaluating a transaction involving a potential change in control of Park Sterling. For a discussion of the factors considered by the Park Sterling board of directors in connection with the merger, see “The Merger—Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors.”

Citizens South’s certificate of incorporation provides that, when evaluating a business combination, the Citizens South board of directors may, in connection with the exercise of its judgment in determining what is in the best interest of Citizens South and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers and other constituencies of Citizens South and its subsidiaries, on the communities and geographical areas in which Citizens South and its subsidiaries operate or are located, and on the ability of the parent savings and loan holding company or its subsidiary bank to fulfill its corporate objectives. For a discussion of the factors considered by the Citizens South board of directors in connection with the merger, see “The Merger—Citizens South’s Reasons for the Merger and Recommendation of the Citizens South Board of Directors.”

PARK STERLING	CITIZENS SOUTH
Anti-Takeover Statutes

The North Carolina Control Share Acquisition Act is designed to protect shareholders of publicly owned corporations based and incorporated in North Carolina against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The act is triggered by the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of voting power for the election of directors. Under the act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation may require that their shares be redeemed at the highest price paid per share by the acquirer for any of the acquired shares. Park Sterling has opted out of the North Carolina Control Share Acquisition Act as permitted by that Act.

The DGCL prohibits a corporation from engaging in any business combination with an interested stockholder (defined as a 15% stockholder) for a period of three years after the date that stockholder became an interested stockholder unless (1) before that date, the board of directors of the corporation approved the business combination or the transaction transforming the stockholder into an interested stockholder, (2) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock (excluding shares owned by directors, officers and certain employee stock ownership plans) or (3) on or after the date the stockholder became an interested stockholder, the business combination received the approval of both the corporation’s directors and holders of two-thirds of the outstanding voting shares not owned by the interested stockholder voted at a meeting and not by written consent.  A Delaware corporation may opt out of this provision through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares.  Citizens South has not adopted any such amendment.

Indemnification of Directors and Officers

Under the NCBCA, a corporation may indemnify any director against liability if such person (i) acted in his or her official capacity as a director; (ii) conducted himself or herself in good faith; (iii) reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Also under the NCBCA, a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which such person was held liable to the corporation or in connection with a proceeding in which such person was held liable on the basis that personal benefit was improperly received by him or her.

Unless limited by its articles of incorporation, a North Carolina corporation must indemnify, against reasonable expenses incurred, a director who is wholly successful, on the merits or otherwise, in defending any proceeding to which the director was a party because of his or her status as a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if that director furnishes the corporation a written undertaking to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses. A director may apply for court-ordered indemnification under certain circumstances.

Under the NCBCA, unless a corporation’s articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director and (ii) the corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director.
In addition and separate from the statutory indemnification rights discussed above, the NCBCA provides that a corporation may in its articles of incorporation or bylaws or by contract or resolution indemnify or agree to indemnify any one or more of its directors, officers, employees or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities. A corporation may not indemnify or agree to indemnify a person against liability or expenses he or she may incur on account of activities that were at the time taken known or believed by him or her to be clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan. Any such provision for indemnification also may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification and may further include provisions establishing reasonable procedures for determining and enforcing the rights granted therein.

Park Sterling’s articles of incorporation provide for indemnification, to the fullest extent permitted by the NCBCA, of any person whom Park Sterling is empowered to indemnify under the NCBCA against any and all expenses, liabilities or other matters referred to or covered in the NCBCA.

Park Sterling’s bylaws require Park Sterling to indemnify its directors and officers made party to a proceeding because he or she was a director or officer if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Park Sterling and, in the case of any criminal proceeding, he or she had no reasonable cause to believe he or her conduct was unlawful. Park Sterling must also indemnify each director and officer for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the enforcement of rights to indemnification, if the individual is successful, on the merits or otherwise, in the defense of any proceeding or any claim, issue or matter therein, or if it is determined that the director or officer is entitled to indemnification.

The determination concerning whether an officer or director is entitled to indemnification must be made (i) by the Park Sterling board of directors by a majority vote of the directors that are not parties to the proceeding; (ii) if a quorum of directors cannot be obtained, by a majority vote of a committee duly designated by the Park Sterling board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Park Sterling board of directors or its committee; or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

The DGCL contains indemnification provisions comparable to the NCBCA. Citizens South’s certificate of incorporation provides for indemnification, to the fullest extent legally permissible by the DGCL of every person who was or is made a party to, or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact such person is or was a Citizens South director or officer of Citizens South or is or was serving at the request of Citizens South as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against any and all expenses, liability and loss reasonably incurred or suffered by such person in connection therewith. If the indemnification is in connection with a proceeding initiated by the officer or director seeking indemnification, Citizens South will indemnify the party only if such proceeding was authorized by Citizens South’s board of directors.

The Citizens South certificate of incorporation provides that the right of indemnification is a contract right that may be enforced in any manner desired by the director or officer. Under the certificate of incorporation, any officer or director is entitled to advancement of expenses incurred in defending a proceeding, subject to the person seeking indemnification undertaking in writing that he or she will repay all amounts so advanced in the event it is determined that he or she was not entitled to indemnification for such expenses.

Citizens South’s certificate of incorporation also provides that the board of directors may, from time to time, grant rights to indemnification and to advancement of expenses to any employee or agent of Citizens South to the fullest extent of the provisions in the certificate of incorporation granting such rights to directors and officers.

PARK STERLING	CITIZENS SOUTH
Dividends and Other Distributions

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would (i) make the corporation unable to meet its obligations as they become due in the ordinary course of business or (ii) result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Park Sterling is not subject to any other express restrictions on payments of dividends or other distributions.

Because Park Sterling is a holding company, however, the ability of Park Sterling to pay distributions to the holders of its common stock will largely depend upon the amount of dividends that Park Sterling Bank, which is subject to restrictions imposed by regulatory authorities and by North Carolina statute, pays to Park Sterling. In addition, the Federal Reserve Board could oppose a distribution by Park Sterling if it determined that such a distribution would harm Park Sterling’s ability to support its bank subsidiary. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the Park Sterling board of directors. Park Sterling has not paid any dividends in the past and the Park Sterling board of directors currently does not intend to declare any dividends in the foreseeable future.

The DGCL permits a Delaware corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Because Citizens South is a savings and loan holding company, the ability of Citizens South to pay distributions to its stockholders largely depends upon the amount of dividends Citizens South Bank may pay to it under regulatory guidelines and as the Federal Reserve Board will permit. The declaration, payment and amount of any future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the Citizens South board of directors. Citizens South currently pays a quarterly cash dividend of $0.01 per share.

Liquidation Rights

In the event of any involuntary or voluntary liquidation, dissolution or winding-up of Park Sterling, holders of Park Sterling common stock are entitled to receive, after payment to the holders of all shares of Park Sterling preferred stock of the full preferential amounts to which such holders are entitled, the net assets of the corporation.

Because Park Sterling is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization are subject to the prior claims of the subsidiary’s creditors, except to the extent that Park Sterling may itself be a creditor with recognized claims against the subsidiary.

Holders of Citizens South common stock are entitled to all dividends declared and the net assets of the corporation upon liquidation, subject to the rights of the holders of Citizens South’s preferred stock as established by the Citizens South board of directors.

Because Citizens South is a savings and loan holding company, its rights and the rights of its creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization are subject to prior claims of the subsidiary’s creditors, except to the extent that Citizens South may itself be a creditor with recognized claims against the subsidiary.

INFORMATION ABOUT PARK STERLING CORPORATION

Park Sterling Corporation, a North Carolina corporation, was formed on October 6, 2010 to serve as the holding company for Park Sterling Bank and is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act. Park Sterling’s primary operations and business are its ownership of Park Sterling Bank, its sole subsidiary.

Park Sterling Corporation acquired all of the outstanding stock of Park Sterling Bank in a statutory share exchange transaction on January 1, 2011. Before January 1, 2011, Park Sterling Corporation conducted no operations other than applying for regulatory approval of the share exchange transaction. Accordingly, the financial and other information presented or incorporated by reference in this Joint Proxy Statement/Prospectus with respect to periods before January 1, 2011 is information of Park Sterling Bank.

Park Sterling Bank was incorporated on September 8, 2006 as a North Carolina-chartered commercial bank and is the wholly owned subsidiary of Park Sterling. Park Sterling Bank opened for business on October 25, 2006 at 1043 E. Morehead Street, Suite 201, in Charlotte, North Carolina, and conducted an equity offering in August 2010, which raised gross proceeds of $150.2 million to facilitate a change in its business plan from primarily organic growth at a moderate pace over the next few years to seeking accelerated organic growth and to selectively acquire regional and community banks in the Carolinas and Virginia. Park Sterling Corporation became the holding company for Park Sterling Bank in January 2011. In November 2011, Park Sterling completed its acquisition of Community Capital Corporation, the bank holding company for CapitalBank, a South Carolina state-chartered Federal Reserve member bank. CapitalBank was subsequently merged with and into Park Sterling Bank.  Park Sterling intends to continue building its multistate banking franchise through organic growth and selective acquisitions over the next several years.

Park Sterling’s primary focus is to provide financial services to small and mid-sized businesses, owner-occupied and income producing real estate owners, professionals and consumers doing business or residing within its target markets through its four full-service branches in North Carolina and nineteen full-service branches and one drive-through facility in South Carolina. Park Sterling offers a full array of banking services, including a diverse wealth management group. Park Sterling provides a wide range of banking products, including personal and business checking accounts, individual retirement accounts, wealth management services, business and personal money market accounts, certificates of deposit, overdraft protection, safe deposit boxes and online banking. Park Sterling’s lending activities include a range of short to medium-term commercial, real estate, residential mortgage and home equity and personal loans, in addition to asset-based lending. Its objective since inception has been to provide the strength and product diversity of a larger bank and the service and relationship attention that characterizes a community bank. Park Sterling strives to develop a personal relationship with its customers while at the same time offering traditional deposit and loan banking services.  Park Sterling is focused on building a banking franchise that is noted for sound risk management, superior customer service and exceptional customer relationships. At March 31, 2012, Park Sterling had total assets of approximately $1.1 billion, total loans of approximately $728 million, total deposits of approximately $856 million and total shareholders’ equity of approximately $193 million.

As part of its operations, Park Sterling regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Park Sterling expects to publicly announce material transactions when a definitive agreement has been reached.

Park Sterling’s offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its phone number is (704) 716-2134.

The directors and executive officers of Park Sterling immediately before the completion of the merger will continue to be the directors and executive officers of Park Sterling, as the surviving entity in the merger, after the merger.

Additional information about Park Sterling and its subsidiary is included in documents incorporated by references in this Joint Proxy Statement/Prospectus. See “Where You Can Find More Information.”

Park Sterling adopted ASU 2011-5, Comprehensive Income, as of January 1, 2012, which required a separate statement of Comprehensive Income that follows the Statement of Operations. As this standard requires retrospective application, Park Sterling has included the impact of the adoption of this accounting principle below to reflect retrospective application for each of the years for the five-year period ended December 31, 2011, as those financial statements are incorporated by reference into the registration statement of which this Joint Proxy Statement/Prospectus forms a part.

Consolidated Statement of Comprehensive Income (Loss)

	At or for the
	Three Months
	Ended
	March 31,	At or for the Periods Ended December 31,
	2012	2011	2010	2009	2008	2007
	(Dollars in thousands)
Net income (loss)	$1,723	$(8,359)	$(7,859)	$577	$1,546	$(1,872)

Unrealized holding gains on
available-for-sale securities	844	5,550	(2,447)	774	(153)	211
Tax effect	(288)	(1,719)	944	(299)	59	(81)
Reclassification of gain recognized
in net income	-	(20)	(19)	(349)	-	-
Tax effect	-	7	7	135	-	-
	556	3,818	(1,515)	261	(94)	130
Unrealized holding loss on swaps	-	-	(1,043)	(1,760)	1,886	1,374
Tax effect	-	-	402	678	(727)	(530)
	-	-	(641)	(1,082)	1,159	844
Total other comprehensive income (loss)	556	3,818	(2,156)	(821)	1,065	974
Total comprehensive income (loss)	$2,279	$(4,541)	$(10,015)	$(244)	$2,611	$(898)

INFORMATION ABOUT CITIZENS SOUTH BANKING CORPORATION

In this section titled “Information About Citizens South Banking Corporation,” and only in this section, the “Company” refers to Citizens South Banking Corporation, "Board of Directors" refers to the Citizens South board of directors, the “Bank” refers to Citizens South Bank and “we,” “us,” and “our” refer to the consolidated operations of Citizens South.

BUSINESS

General

The Company is a Delaware corporation that owns all of the outstanding shares of common stock of the Bank. The shares of common stock of the Company trade on NASDAQ under the ticker symbol “CSBC.”  The Company’s principal business activities are overseeing and directing the business of the Bank. The Company’s assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank and investment securities.  The Company became the holding company for the Bank on September 30, 2002, in connection with the mutual-to-stock conversion of Citizens South Holdings, MHC, the mutual holding company of Citizens South Banking Corporation, a federal corporation, formerly named Gaston Federal Bancorp, Inc., which was originally formed on March 18, 1998, for the purpose of acting as the holding company for the Bank. As of March 31, 2012, the Company had total assets of $1.1 billion, total loans of $728.5 million, total deposits of $872.6 million, and shareholders’ equity of $90.0 million.

Citizens South Bank was chartered in 1904 and currently operates as a federally chartered savings bank. The Bank is headquartered in Gastonia, North Carolina, which is located approximately 20 miles west of Charlotte, North Carolina.  The Bank’s executive office is located at 519 South New Hope Road, P.O. Box 2249, Gastonia, North Carolina 28053-2249 and its telephone number is (704) 868-5200.

The Bank provides a full range of retail products, commercial banking services, and mortgage lending services to local customers through our 21 branch offices located in North Carolina, South Carolina, and Georgia.  Our primary banking activities include the acceptance of deposits and the origination of loans.  We offer retail deposit products such as checking, savings, NOW and money market accounts, as well as time deposits and individual retirement accounts.  For business customers, the Bank offers commercial analysis deposit accounts, business checking accounts, and repurchase agreements (also called securities sold under agreement to repurchase).  The Bank is a member of the Certificate of Deposit Account Registry Service, which gives our customers the ability to obtain FDIC insurance on deposits of up to $50 million, while continuing to work directly with our Bank. The Bank also offers a wide variety of consumer and commercial loans including business loans, real estate loans, residential loans and consumer loans.  We offer consumer and business credit cards, debit cards, commercial letters of credit, safe deposit box rentals, and electronic funds transfer services, including automated clearing house, or ACH, and wire transfers.  In addition, the Bank offers online banking, remote deposit capture, cash management, bank-by-phone capabilities, and ATM services.   The Bank also acts as a broker in the sale of uninsured financial products.

The Bank’s results of operations are heavily dependent on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings.  Results of operations are also materially affected by the Bank’s provision for loan losses, noninterest income, and noninterest expense.  Noninterest income primarily consists of fee income generated from deposit accounts, mortgage banking fees, commissions earned from the sale of uninsured investment products, increases in the cash value of bank-owned life insurance policies, net gains from the sale of investments and other assets and other noninterest income items.  The Bank’s noninterest expense primarily consists of compensation and employee benefits, occupancy expense, professional services, advertising, deposit insurance, loan collection expenses, other real estate owned value adjustments and expenses, amortization of intangible assets, and other noninterest expenses.  Results of operations are also significantly affected by local economic and competitive conditions, changes in interest rates, and actions of regulatory and governmental authorities.

In September 2011, the Company entered into a Securities Purchase Agreement with the Treasury, pursuant to which the Company issued and sold to the Treasury 20,500 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C for aggregate proceeds of $20,500,000.    The Securities Purchase Agreement was entered into, and the Series C Preferred Stock was issued, pursuant to the Treasury’s Small Business Lending Fund program (SBLF), as established under the Small Business Jobs Act of 2010.   The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly. The dividend rate was initially set at 4.84% per annum based upon the initial level of qualified small business lending (QSBL) by the Bank.  The dividend rate for future dividend periods will be set based upon the percentage change in the QSBL between each dividend period and the baseline QSBL level.  This dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  As a result of the Company’s participation in SBLF, the Company redeemed all 20,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A it sold to the Treasury on December 12, 2008, as a part of the Troubled Asset Relief Program (TARP).  Subsequently in November 2011, the Company repurchased from the Treasury a warrant to purchase 428,870 shares of the Company.  The warrant was issued to Treasury on December 12, 2008, in connection with the Company’s participation in the Treasury’s Capital Purchase Program as part of the TARP.

In April 2011, the Bank entered into a purchase and assumption agreement with the FDIC, as receiver for New Horizons Bank (NHB), to acquire substantially all of the assets and assume substantially all of the liabilities of NHB.  New Horizons Bank was a Georgia state-chartered bank headquartered in East Ellijay, Georgia.  NHB was established in 2004 and operated from one location in East Ellijay, Georgia.  The fair values of the assets acquired and liabilities assumed were determined based on the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820: Fair Value Measurements and Disclosures.  The fair value amounts are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. In connection with the acquisition, the Bank entered into two loss-share agreements with the FDIC that covered approximately $69.3 million of the $71.2 million of loans that were acquired from the FDIC (collectively referred to as the “covered loans”) and all of the $11.6 million of OREO that was acquired from the FDIC (collectively referred to as “covered assets”).  One loss-share agreement covers certain residential loans and OREO for a period of ten years.  The other loss-share agreement covers all remaining covered assets for a period of five years.  Pursuant to the terms of the loss-share agreements, the FDIC is obligated to reimburse the Bank for 80% of all eligible losses, which begins with the first dollar of loss occurred, and certain collection and disposition expenses with respect to covered assets. The Bank has a corresponding obligation to reimburse the FDIC for 80% of eligible recoveries with respect to covered assets for a period of ten years for residential properties and eight years for all other covered assets.  The Bank recorded an estimated receivable from the FDIC in the amount of $19.9 million, which represents the discounted value of the FDIC’s estimated portion of the expected future loan losses.  Any losses incurred on the remaining $1.9 million in acquired loans not covered under shared-loss agreements will be the sole responsibility of the Bank. Also, new loans made after the acquisition date are not covered by FDIC loss-share agreements. After applying purchase accounting adjustments to the acquired assets and liabilities, the Company recognized an initial $4.4 million pre-tax gain from the acquisition which was included as a component of noninterest income.  Net of fair market adjustments, the Bank acquired $49.3 million of loans and assumed $96.7 million of total deposits.  Citizens South Bank received a $12.8 million discount on the assets acquired and paid a $748,000, or 1%, deposit premium (excluding market placed deposits). Also, as a part of this acquisition, the Company recorded a $1.6 million core deposit intangible that will be amortized over an eight-year period under the accelerated method.

In March 2010, the Bank entered into a purchase and assumption agreement with the FDIC, as receiver for Bank of Hiawassee, to acquire substantially all of the assets and assume substantially all of the liabilities of Bank of Hiawassee. The Bank of Hiawassee was a Georgia state-chartered bank headquartered in Hiawassee, Georgia, and operated five full-service offices in the North Georgia area.  The fair values of the assets acquired and liabilities assumed were determined based on the requirements of FASB ASC Topic 820: Fair Value Measurements and Disclosures.  The fair value amounts are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. The acquired loans, also referred to as “covered loans,” are covered by two loss-share agreements between the FDIC and the Bank, which afford the Bank significant protection against future loan losses.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses up to $102 million and 95% of net loan losses that exceed $102 million.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans, five years for losses on all other loans and eight years for recoveries on all other loans. The Bank recorded an estimated receivable from the FDIC in the amount of $36.3 million, which represents the discounted value of the FDIC’s estimated portion of the expected future loan losses.  New loans made after the acquisition date are not covered by the FDIC loss-share agreements.  After applying purchase accounting adjustments to the acquired assets and liabilities, the Company recognized an initial $18.7 million pre-tax gain from the acquisition which was included as a component of noninterest income.  Net of fair market adjustments, the Bank acquired $183.2 million of loans and assumed $292.2 million of total deposits and $31.6 million of borrowed money.  Citizens South Bank received a $33.6 million discount on the assets acquired and paid a $2.5 million, or 1%, deposit premium, resulting in net proceeds of $31.1 million to Citizens South Bank funded by the FDIC.   Also, as a part of this acquisition, the Company recorded a $1.6 million core deposit intangible that will be amortized over an eight-year period under the accelerated method.

Market Area and Competition

Banking is very competitive in the markets that we serve. We compete against large commercial financial institutions, other community banks, savings and loan associations, credit unions, mortgage companies, brokerage companies, and various other institutions that offer credit or solicit deposits to small businesses and consumers.  Many of our competitors have broad geographic diversity and have greater access to credit markets, lower costs of funding, higher lending limits, and greater media exposure than our Company.  However, we believe that we compete effectively in our markets by using our strong community roots and support which we have fostered over our 107 years of community banking.  We encourage our employees to participate in local civic organizations and we support many local community events.  We focus on providing superior personal service to small businesses and local consumers through our network of 21 full-service offices.  We also offer a wide variety of products and services including remote deposit capture and on-line banking that compete effectively with much larger competitors.

 We consider our primary market area to be the North Carolina Counties of Gaston, Rowan, Iredell, Union, Mecklenburg, Cabarrus, Lincoln, and Cleveland, the South Carolina County of York, and the Georgia Counties of Union, Fannin, Gilmer and Towns.  Our market areas represent the metropolitan area of Charlotte, North Carolina and the Northern Georgia area.  The metropolitan area of Charlotte has a diverse economic base that includes business sectors in banking and finance, energy, insurance, manufacturing, textiles, apparel, fabricated metals, construction, health care, transportation, retail trade, telecommunications, government services, and education. In 2011, the Charlotte metropolitan area experienced decreases in housing prices, an increased unemployment rate, decreased housing starts and housing sales, and decreased commercial activity.  However, the economic slowdown in the Charlotte metropolitan area has generally been less severe than the economic slowdown experienced in other large metropolitan areas of the country.  The North Georgia market, which is located in the mountains and has a number of large lakes in the area, is a popular vacation destination and second home market for those living in the Atlanta metropolitan area.  As such, this market is predominately comprised of small businesses that support retirees, second home owners, and vacationers.  The economic slowdown in the Atlanta region has had an adverse effect on the North Georgia market.  Conversely, as the economic conditions in the Atlanta region improve, the North Georgia market should also begin to improve.

Employees

As of March 31, 2012, the Company had 188 full-time and 43 part-time employees, none of whom is represented by a collective bargaining unit.  The Company provides employee benefit programs, including an Employee Stock Ownership Plan, an employer match 401(k) retirement plan, group life, disability, heath, and dental insurance, and paid vacation and sick leave. Management believes its working relationship with its employees is good.

Subsidiaries

Citizens South Banking Corporation is a unitary savings and loan holding company that owns all of the outstanding stock of Citizens South Bank.  In addition, the Company has a wholly-owned non-consolidated subsidiary, CSBC Statutory Trust I, which was used to issue $15 million of trust preferred securities.  The proceeds from these obligations were invested in the Bank as Tier I capital.  These obligations represent a full and unconditional guarantee by the Company of the trust’s obligations under the preferred securities.

The Bank has two subsidiaries, Citizens South Financial Services, Inc. and Citizens Properties, LLC. Citizens South Financial Services, Inc. primarily owns stock in a title insurance agency which is used by the Bank for certain real estate transactions.  Citizens Properties, LLC was formed in January 2012 for the purpose of holding title to certain real estate that was acquired by the Bank through foreclosure.

Supervision and Regulation

The following discussion summarizes certain material elements of the regulatory framework applicable to Citizens South Banking Corporation and its subsidiaries.  These summaries of statutes and regulations are not intended to be complete and such summaries are qualified in their entirety by reference to such statutes and regulations.  A change in the statutes, regulations, or regulatory policies applicable to the Company, or its subsidiaries, could have a material effect on the business of the Company.

General. Citizens South Banking Corporation is a unitary savings and loan holding company that is subject to regulation and supervision by the Federal Reserve Board.  As such, the Company is required to serve as a source of financial strength to its subsidiary depository institution and to commit resources to support the depository institution as needed.  The Federal Reserve Board also has the authority to require the Company to terminate any activity or to relinquish control of a nonbank subsidiary upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of the holding company or the depository institution.

Citizens South Bank is a federally chartered stock savings bank and derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the OCC.  Under these laws and regulations, Citizens South Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of investment securities and certain other assets.  Citizens South Bank also may establish subsidiaries that may engage in activities not otherwise permissible for the Bank, including real estate investment and securities and insurance brokerage. The Bank is subject to examination, supervision, and regulation by the OCC, as its primary federal regulator, and the FDIC, as the deposit insurer.  Citizens South Bank is also a member of and owns stock in the Federal Home Loan Bank of Atlanta (FHLB), which is a part of the Federal Home Loan Bank System.  The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers or acquisitions. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the insurance fund and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Citizens South Bank is also regulated to a lesser extent by the Federal Reserve Board, governing reserves to be maintained against deposits and other matters.  Citizens South Bank’s relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws, especially in matters concerning the ownership of deposit accounts and the form and content of the Bank’s loan documents.

Dodd-Frank Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), which was enacted on July 21, 2010, has significantly changed the current bank regulatory structure and affected the lending, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act eliminated the Office of Thrift Supervision and required that federal savings associations be regulated by the Office of the Comptroller of the Currency (the primary federal regulator for national banks). The Dodd-Frank Act also authorizes the Federal Reserve Board to supervise and regulate all savings and loan holding companies.

The Dodd-Frank Act requires the Federal Reserve Board to set minimum capital levels for bank holding companies that are as stringent as those required for insured depository institutions, and the components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions. In addition, the proceeds of trust preferred securities (TPS) are excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010, by bank or savings and loan holding companies with less than $15 billion of assets. The Company’s $15 million of TPS will be grandfathered under this legislation.

The legislation also establishes a floor for capital of insured depository institutions that cannot be lower than the standards in effect today, and directs the federal banking regulators to implement new leverage and capital requirements within 18 months. These new leverage and capital requirements must take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Banks and savings institutions with $10.0 billion or less in assets, such as Citizens South Bank, will be examined by their applicable bank regulators. The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives the state attorneys general the ability to enforce applicable federal consumer protection.

Standards for Safety and Soundness and Enforcement.  Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions.  These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, loan concentrations, compensation, and other operational and managerial standards as the agency deems appropriate.  If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.  If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.  The OCC has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including certain shareholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution.  Formal enforcement action may range from the issuance of a capital directive, a cease and desist order, removal of officers and/or directors of the institution, receivership, conservatorship, civil penalties, or the termination of deposit insurance.  The FDIC also has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings institution.  If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances. As of March 31, 2012, there were no outstanding enforcement actions against the Company or the Bank by any regulatory agencies.

Capital Adequacy. The various federal bank regulators, including the OCC, have adopted risk-based capital requirements for assessing bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks. These regulations require banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for savings banks receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.  For capital adequacy purposes, a bank is placed in one of the following five categories based on the bank’s capital: 1) well capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital); 2) adequately capitalized (at least 4% leverage capital (3% for savings banks receiving the highest rating on the CAMELS rating system), 4% Tier 1 risk-based capital and 8% total risk-based capital); 3) undercapitalized (less than 4% leverage capital (3% for savings banks receiving the highest rating on the CAMELS rating system), 4% Tier 1 risk-based capital or less than 8% total risk-based capital,); 4) significantly undercapitalized (less than 3% leverage capital, 3% Tier 1 risk-based capital or less than 6% total risk-based capital,); and 5) critically undercapitalized (less than 2% tangible capital). At March 31, 2012, December 31, 2011 and 2010, Citizens South Bank met the criteria for being considered “well-capitalized” for all three regulatory capital standards.

Capital Distributions.  OCC regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings bank must file an application for approval of a capital distribution if: 1) the total capital distributions for the applicable calendar year exceed the sum of the savings bank’s net income for that year to date plus the savings bank’s retained net income for the preceding two years; 2) the bank would not be at least adequately capitalized following the distribution; 3) the distribution would violate any applicable statute, regulation, agreement or OCC-imposed condition; or 4) the savings bank is not eligible for expedited treatment of its filings. Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution. The OCC may disapprove a notice or application if: 1) the savings bank would be undercapitalized following the distribution; 2) the proposed capital distribution raises safety and soundness concerns; or 3) the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

Changes in Control.  Federal law prohibits a savings and loan holding company from acquiring direct or indirect control of another savings institution or holding company thereof, without prior written approval of the OCC.  It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured.  In evaluating applications by holding companies to acquire savings institutions, the OCC must consider the financial and managerial resources, future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

In addition, under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company such as Citizens South Banking Corporation unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.  Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, is the case with Citizens South Banking Corporation, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Community Reinvestment Act and Fair Lending Laws.  All savings banks have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods.  In connection with its examination of a federal savings bank, the OCC is required to assess the savings bank’s record of compliance with the Community Reinvestment Act.  In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes.  A bank’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.  Citizens South Bank received a “Satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Affiliates.  A federal savings bank’s authority to engage in transactions with its affiliates is limited by OCC regulations and by Sections 23A and 23B of the Federal Reserve Act (FRA) and its implementing regulations.  The term affiliates for these purposes generally means any company that controls or is under common control with an institution.  Citizens South Banking Corporation and its subsidiaries are affiliates of Citizens South Bank.  In general, transactions with affiliates must be on terms that are as favorable to the savings bank as comparable transactions with non-affiliates.  In addition, certain types of these transactions are restricted to an aggregate percentage of the savings bank’s capital.  Collateral in specified amounts must usually be provided by affiliates in order to receive loans from the savings bank.  In addition, OCC regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

Loans to Insiders.  Citizens South Bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and  not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Citizens South Bank’s capital.  In addition, extensions of credit in excess of certain limits must be approved by Citizens South Bank’s Board of Directors.

Insurance of Deposit Accounts.  The Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments.  An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations.  Assessment rates currently range from 2.5 to 45 basis points of total assets less tangible equity.  The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment.  No institution may pay a dividend if in default of the federal deposit insurance assessment.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the quarter ended March 31, 2012 equaled 0.66 basis points of total assets less tangible capital.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank.  We cannot predict what insurance assessment rates will be in the future. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing.  We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

Qualified Thrift Lender Test.  As a federal savings bank, Citizens South Bank is subject to a qualified thrift lender (QTL) test.  Under the QTL test, Citizens South Bank must maintain at least 65% of its portfolio assets in qualified thrift investments in at least nine months of the most recent 12-month period.  A savings bank that fails the qualified thrift lender test must operate under specified restrictions.  The Dodd-Frank Act made noncompliance with the QTL Test potentially subject to agency enforcement action for a violation of law.  At March 31, 2012, Citizens South Bank maintained approximately 76% of its portfolio assets in qualified thrift investments and satisfied the QTL test.

Federal Home Loan Bank System.  Citizens South Bank is a member of the FHLB, which provides a central credit facility primarily for member institutions.  As a member of the FHLB of Atlanta, Citizens South Bank is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 0.15% of the Bank’s total assets.  Also, the Bank is required to acquire and hold capital stock in the amount of 4.5% of outstanding borrowings from the FHLB.  As of December 31, 2011, Citizens South Bank was in compliance with these requirements.

Federal Reserve System. The Federal Reserve Board regulations require savings banks to maintain reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts.  At March 31, 2012, Citizens South Bank was in compliance with these reserve requirements.  The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OCC.

USA Patriot Act.  The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Acts (the Patriot Act) gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements.  The Patriot Act also contains additional laws and regulations regarding money laundering, financial transparency, and customer identification verification.  We have established appropriate policies, procedures and systems designed to comply with these regulations.

Holding Company Regulation. The Company is a unitary savings and loan holding company, subject to regulation and supervision by the Federal Reserve Board.  The Federal Reserve Board has enforcement authority over the Company and its non-savings institution subsidiaries.  Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to the Bank.

The Company’s activities are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies.  A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity.  The Dodd-Frank Act added that any savings and loan holding company that engages in activities permissible for a financial holding company must meet the qualitative requirements for a bank holding company to be a financial holding company and conduct the activities in accordance with the requirements that would apply to a financial holding company’s conduct of the activity.  A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve Board, and certain additional activities authorized by Federal Reserve Board regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Federal Reserve Board.  It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured.  In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements.  The Dodd-Frank Act, however, requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves.  Instruments such as cumulative preferred stock and trust preferred securities will no longer be includable as Tier 1 capital, as is currently the case with bank holding companies. Instruments issued by May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less.  There is a five-year transition period (from the July 21, 2010 effective date of the Dodd-Frank Act) before the capital requirements will apply to savings and loan holding companies.

The Dodd-Frank Act also extends the “source of strength” doctrine to savings and loan holding companies.  The regulatory agencies must issue regulations requiring that all bank and savings and loan holding companies serve as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well.  In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition.  Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition.  The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.  The policy statement also provides for regulatory review prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of Citizens South Banking Corporation to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

The Emergency Economic Stabilization Act of 2008.  In 2008 the Congress enacted The Emergency Economic Stabilization Act of 2008 (EESA) which provides the U.S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the legislation is the Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP), which provides for direct equity investment in perpetual preferred stock by the U.S. Treasury Department in qualified financial institutions. In 2008 Citizens South Banking Corporation was approved to participate in the CPP and received $20.5 million pursuant to this program.  The Company repaid this investment in 2011 and is no longer subject to the restrictions of the TARP CPP.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. We have prepared policies, procedures and systems designed to ensure compliance with the Sarbanes-Oxley Act and related regulations.

Federal Securities Laws.  Citizens South Banking Corporation common stock is registered with the SEC pursuant to Section 12(b) of the Exchange Act. Citizens South Banking Corporation is subject to the reporting requirements, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Federal Taxation. The Company and the Bank are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations.  For federal income tax purposes, the Bank reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

State Taxation – North Carolina.  Under North Carolina law, the corporate income tax is 6.9% of federal taxable income as computed under the Code, subject to certain prescribed adjustments.  In addition, an annual state franchise tax is imposed at a rate of 0.15% applied to the greatest of the Company’s capital stock, surplus and undivided profits, investment in tangible property in North Carolina or 55% of the appraised valuation of property in North Carolina.

State Taxation – Delaware.  Delaware franchise taxes are imposed on the Company.  Two methods are provided for calculating the tax and the lesser tax is payable.  The first method is based on the authorized number of shares.  The tax under this method is $90.00 for the first 10,000 authorized shares plus $50.00 for each additional 10,000 authorized shares or part thereof.  The second method is based on an assumed par value capital.  The tax rate under this method is $200 per $1,000,000 or portion thereof of assumed par value capital.  Assumed par is computed by dividing total assets by total issued shares (including treasury shares).  Assumed par value capital is calculated by multiplying the lesser of assumed par or stated par value by total authorized shares.

PROPERTIES

At March 31, 2012, the Company operated 21 full-service branch offices located in North Carolina, South Carolina, and Georgia.  There were 16 full-service branch offices located in the Charlotte region. Twelve of these offices were owned by the Company including offices located in the North Carolina counties of Gaston (7), Rowan (2), Iredell (2) and Union (1).  The remaining four offices, which were located in Monroe, Indian Trail, and Charlotte, North Carolina and Rock Hill, South Carolina, were leased.    The Company also operated five full-service branch offices in North Georgia.  These offices are all owned by the Company and are located in the Georgia counties of Fannin (1), Union (1), Gilmer (1) and Towns (2).   Management considers the facilities to be well maintained and suitable for present operations.

LEGAL PROCEEDINGS

Periodically there have been various claims and lawsuits involving the Company or the Bank, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. In the opinion of management, we are not a party to any pending legal proceedings that we believe would have a material adverse effect on the financial condition, operations, or cash flows of the Company or the Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The accounting and financial policies of the Company and its subsidiaries are prepared in accordance with accounting principles generally accepted in the United States (GAAP) and conform to general practices in the banking industry.  We consider accounting policies that require difficult or subjective judgment and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies.  Changes in underlying factors, assumptions or estimates could have a material impact on our future financial condition and results of operations.  Based on the size of the item or significance of the estimate, the following accounting policies are considered critical to our financial results.

Allowance for Loan Losses. The allowance for loan losses is calculated with the objective of maintaining an allowance sufficient to absorb estimated probable loan losses inherent in the Company’s portfolio at the measurement date.  Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors.  However, this evaluation is inherently subjective, as it requires an estimate of the loss for each type of loan and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an estimate of the value of the collateral. Management has established a systematic method for periodically evaluating the credit quality of the loan portfolio in order to establish an allowance for loan losses.  The methodology is consistently applied, set forth in a formal policy and includes a review of all loans in the portfolio on which full collectability may or may not be reasonably assured.  Management’s periodic evaluation of the adequacy of the allowance is consistently applied and is based on our past loan loss experience, particular risks inherent in the different kinds of lending that we engage in, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions, and other relevant internal and external factors that affect loan collectability.  Specific allowances or principal write-downs are established for certain individual loans that management considers impaired. The remainder of the portfolio is segmented into groups of loans with similar risk characteristics for evaluation and analysis.  We increase our allowance for loan losses by charging provisions for loan losses against our current period income.  Management believes this is a critical accounting policy because this evaluation involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.

Other-Than-Temporary Impairment (OTTI). The Company reviews all investment securities with significant declines in fair value for potential OTTI on at least a quarterly basis. Consideration is given to the amount of time that the impairment has existed, the financial condition of the issuer and the probability of receiving the required payments on the investments.  Also, the Company’s intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value or for a debt security whether it is more-likely-than-not that the Company will be required to sell the debt security prior to recovering its fair value is considered.  The Company records an impairment charge when it believes an investment has experienced a decline in value that is OTTI.  Generally changes in market interest rates that result in a decline in value of an investment security are considered to be temporary, since the value of such investment can recover in the foreseeable future as market interest rates return to their original levels.  Management believes this is a critical accounting policy because this evaluation of the underlying credit or analysis of other conditions contributing to the decline in value involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.

Fair Value of Acquired Loans. The initial fair value of loans acquired in FDIC-assisted acquisitions and the related FDIC loss-share receivable involved a high degree of judgment and complexity.  On March 19, 2010, the Bank acquired Bank of Hiawassee in an FDIC-assisted acquisition and on April 15, 2011, the Bank acquired New Horizons Bank in an FDIC-assisted transaction.  The carrying value of the acquired loans and the FDIC loss-share receivable reflect management’s best estimate based on information available at the time of the acquisition.  The amount that the Bank actually receives on these loans could differ materially from the carrying value reflected in the financial statements based upon the timing and collections on the acquired loans in the future.  To the extent that actual values realized for the acquired loans are different from the initial estimates, the FDIC loss-share receivable will generally be impacted in an offsetting manner due to the nature of the FDIC loss-share agreements.

Comparison of Financial Condition At March 31, 2012 and December 31, 2011

Assets.  During the first quarter of 2012 total assets of the Company decreased by $6.6 million, or 0.6%, to $1.1 billion at March 31, 2012, as detailed in the following paragraphs.

Total cash and cash equivalents, which include cash and due from banks and interest bearing deposits, increased by $27.1 million, or 30.7%, from $88.3 million at December 31, 2011, to $115.4 million at March 31, 2012. This increase in cash and cash equivalents was primarily attributable to the sale of $35.5 million of investment securities.  The Company’s excess liquidity was held in the Bank’s account with the Federal Reserve Bank.  Management expects that a portion of these low-yielding bank deposits will be invested in higher-yielding loans and investments over the next several quarters.

During the three-month period ended March 31, 2012, loans receivable decreased by $5.3 million, or 0.7%, to $728.5 million at March 31, 2012.  This decrease was primarily due to the Company’s continuing efforts to reduce exposures in its commercial land and residential development loans, coupled with reduced loan demand. During the three-month period ended March 31, 2012, the Company’s non-covered commercial land and residential development loans decreased by $9.0 million, or 20.1%, to $35.6 million.  The Company remains focused on originating owner-occupied commercial real estate loans, commercial business loans, residential loans, and consumer loans to qualified borrowers.

A majority of the Company’s loans are to borrowers that are located in the Charlotte region.  While the economy in the Charlotte region has generally outperformed most other large metropolitan areas of the country during the ongoing economic slowdown, the economy in the Charlotte region remains sluggish.  However, the Company’s loan production has improved from $29.4 million during the first three months of 2011 to $40.2 million during the first three months of 2012.  The Company’s expansion into the North Georgia market will allow the Company to geographically diversify its loan portfolio.  Although the North Georgia market has sustained significant decreases in real estate values over the past several years, management believes that when economic conditions normalize, this new market will be able to provide additional loan growth for the Company. While continued economic slowdowns in the local markets that we serve would have a negative impact on the Company’s ability to generate loan growth, management will seek to grow the loan portfolio in a prudent manner with an emphasis on borrowers that have a demonstrated capacity to meet their debt obligations, even in the current economic environment.

During the three-month period ended March 31, 2012, investment securities decreased by $26.5 million, or 17.9%, to $121.4 million.  The decrease was due to the sale of $35.5 million in investment securities, the effects of which were partly offset by the purchase of $21.3 million of investment securities.  These purchased securities were primarily U.S. Government agency amortizing securities that provide for periodic cash flow that can be reinvested in higher-yielding loans when loan demand strengthens and U.S. Government Agency bonds. The investments that were sold included similar types of securities.  Management expects the investment portfolio to increase as a percentage of total assets over the next 12 months as a portion of the Company’s excess liquidity is invested in higher-yielding investments.

Other real estate owned, which includes all properties acquired by the Company through foreclosure, totaled $21.3 million at March 31, 2012, compared to $17.6 million at December 31, 2011.   Of the $21.3 million in other real estate owned at March 31, 2012, $9.4 million is covered by FDIC loss-share agreements.  The remaining $11.9 million of non-covered other real estate owned is comprised of $1.8 million of one-to-four family residential dwellings, $6.0 million of undeveloped land, $3.8 million of developed residential lots, and $464,000 of commercial real estate.  All foreclosed properties are written down to their estimated fair value (market value less estimated disposition costs) at acquisition and are predominately located in the Bank’s primary lending area.  Properties may be reappraised after acquisition as market conditions change, resulting in additional valuation adjustments which are reflected in current period noninterest expenses.  Management will continue to aggressively market foreclosed properties for a timely disposition.

During the first three months of 2012, premises and equipment decreased by $217,000, or 0.8%, to $25.7 million at March 31, 2012.  This decrease was primarily due to normal depreciation which totaled $327,000 during the first three months of 2012.

During the first quarter of 2012, the Company’s FDIC loss share receivable decreased from $38.9 million at December 31, 2011, to $30.4 million at March 31, 2012.  This $8.4 million decrease was primarily due to the $9.9 million reimbursement payment that was made by the FDIC to the Bank during the quarter. These reimbursement payments are based on certificates filed by the Bank with the FDIC on a quarterly basis detailing charge-offs and other qualified expenses on covered loans.

Liabilities.  Total liabilities decreased by $4.0 million, or 0.4%, from $987.8 million at December 31, 2011, to $983.8 million at March 31, 2012, as detailed in the following paragraphs.

During the first three months of 2012, total deposits decreased by $3.4 million, or 0.4%, to $872.6 million at March 31, 2012. The decrease in deposits was primarily due to a $16.0 million, or 3.9%, decline in time deposits. This decrease in time deposits was primarily due to the Company’s continued focus on building customer banking relationships and avoiding growth through offering above market rates on time deposits.  Excluding the time deposits, total core deposits increased by $12.6 million, or 2.7%, to $475.9 million at March 31, 2012.  This core deposit growth included a $9.4 million, or 10.6%, increase in non-interest bearing demand deposits, a $1.3 million, or 0.6%, increase in interest-bearing demand deposit accounts, a $371,000, or 0.2%, increase in money market accounts, and a $1.6 million, or 7.8%, increase in savings accounts.   We believe our core deposit growth was partly due to a flight to safety as funds moved from weaker financial institutions as well as a continued emphasis on increasing the Company’s retail and business customers through cross-selling opportunities.

During the first three months of 2012 borrowed money remained relatively flat at $78.7 million at March 31, 2012. The Company plans to use excess liquidity to repay these borrowings as they mature.  From time to time additional borrowed money may be used to fund additional loan growth, or to purchase investment securities.

Shareholders’ Equity.  Total shareholders’ equity decreased by $2.6 million, or 2.9%, from $92.7 million at December 31, 2011, to $90.0 million at March 31, 2012.  This decrease was primarily due to the net loss of $2.1 million during the three-month period and the $325,000 of other comprehensive loss that was due to the decrease in the fair value of investment securities, available for sale, during the three-month period ended March 31, 2012.  In addition, during the first quarter of 2012 the Company paid $115,000 in cash dividends on common stock and $122,000 in cash dividends on preferred stock, which also reduced shareholders’ equity.

Comparison of Results of Operations for the Three Months Ended March 31, 2012 and 2011

Overview.  Net loss allocable to common shareholders for the three months ended March 31, 2012, amounted to $2.3 million, or $0.20 per diluted share, as compared to a net loss allocable to common shareholders of $1.2 million, or $0.10 per diluted share, for the three months ended March 31, 2011.

Net interest income.  Net interest income increased by $921,000, or 12.2%, to $8.5 million for the first quarter of 2012 as compared to $7.5 million for the first quarter of 2011. The Company’s net interest margin increased by 46 basis points to 3.88% for the quarter ended March 31, 2012, compared to 3.42% for the quarter ended March 31, 2011.  This increase in the net interest margin was the result of a 40 basis point decrease in the cost of funds and a 13 basis point increase in the yield on assets.

Interest income increased by $82,000, or 0.8%, to $10.5 million for the first quarter of 2012.  This increase was primarily due to a 13 basis points increase in the Company’s yield on assets from 4.62% for the quarter ended March 31, 2011, to 4.75% for the quarter ended March 31, 2012.  The increase in the yield on assets was partially offset by a $22.1 million, or 2.4%, decrease in average interest-earning assets during the comparable first quarter periods to $880.1 million for the quarter ending March 31, 2012.  During the comparable first quarter periods, average interest-earning deposits decreased by $3.4 million, or 4.0%, to $83.3 million for the first quarter of 2012, average investment securities decreased by $7.6 million, or 5.6%, to $128.1 million for the first quarter of 2012, and average accruing loans decreased by $11.1 million, or 1.6%, to $668.7 million for the first quarter of 2012.  Average accruing loans decreased due to higher levels of repayments resulting from lower market interest rates and higher levels of average nonaccrual loans during the comparable periods.

Interest expense decreased by $839,000, or 29.4%, for the comparable quarters to $2.0 million for the first quarter of 2012.  This decrease in interest expense was largely due to lower market interest rates, which resulted in a 40 basis point decrease in the average cost of funds to 0.92% for the quarter ended March 31, 2012.  Partially offsetting the positive effects of the lower cost of funds was a $2.3 million, or 0.3%, increase in the average interest-bearing liabilities to $880.8 million for the first quarter of 2012.  This change included an $8.5 million, or 1.1%, increase in average interest-bearing deposits and a $6.2 million, or 5.7%, decrease in average borrowings.  The increase in average interest-bearing deposits was largely due to the acquisition of New Horizons Bank, while the decrease in average borrowings was due to normal maturities during the period.

Provision for loan losses.  The Company’s provision for loan losses increased from $3.0 million for the first quarter of 2011 to $6.3 million for the first quarter of 2012.  The increase in the provision for loan losses was largely due to the higher level of net charge-offs which totaled $6.4 million, or 4.4% of average non-covered loans annualized, during the first quarter of 2012 compared to $2.9 million, or 2.0% of average non-covered loans annualized, during the first quarter of 2011.  The Company’s ratio of nonperforming non-covered assets to total assets increased slightly to 3.17% at March 31, 2012, compared to 3.15% at March 31, 2011.  Management expects that the Company’s provision for loan losses during the next several quarters will be more in line with the amount incurred during the first quarter of 2011 rather than the amount incurred during the first quarter of 2012.

Noninterest income.  Noninterest income increased by $1.2 million to $2.7 million for the three months ended March 31, 2012, as compared to $1.5 million for the three months ended March 31, 2011. The primary reason for the increase was a $255,000 decrease in the loss from acquisition, a $664,000 increase in the gain on sale of investments and a $362,000 increase in other noninterest income.  These increases were partly offset by a $150,000 increase in the loss on sale of other assets.  The following table presents the detail for the three-month periods ending March 31, 2012 and March 31, 2011.

	Three Months Ended March 31
	2012	2011	Variance
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$1,055	$957	$98
Mortgage banking income	317	237	80
Commissions on sales of financial products	86	67	19
Income from bank-owned life insurance	184	182	2
Loss from acquisition	-	(255)	255
Gain on sale of investments, available for sale	664	-	664
Gain (loss) on sale of other assets	(138)	12	(150)
Other	551	278	273
Total noninterest income	$2,719	$1,478	$1,241

Service charges on deposit accounts were higher due to the increased number of demand deposit accounts, due in part to the acquisition of New Horizons Bank in April 2011, which generate monthly service charges and non-sufficient fund fees on overdrafts.  Mortgage banking income was higher in the first quarter of 2012 due to increased origination activity resulting largely from lower mortgage loan interest rates.  Commissions on sales of financial products were slightly higher in 2012 due to increased transactions during the period.  Income from bank-owned life insurance was flat during the respective quarters. The loss from acquisition in the first quarter of 2011 was an adjustment to the initial $18.7 million gain that was booked in conjunction with the acquisition of Bank of Hiawassee. The gain on sale of investments was higher during the first quarter of 2012, due to the fact that there were no investments sold during the first quarter of 2011.  The loss on sale of other assets was higher due to the recognition of gains from the sale of other real estate owned during the first quarter of 2011.  Other income increased primarily due the receipt of life insurance proceeds relating to the death of a former director.

Noninterest expense.  Noninterest expense increased by $1.0 million, or 13.0%, to $8.7 million for the quarter ended March 31, 2012.  The following table presents the detail of noninterest expense for the three-month periods ending March 31, 2012 and March 31, 2011.

	Three Months Ended March 31
	2012	2011	Variance
	(Dollars in thousands)
Noninterest Expense:
Compensation and benefits	$3,846	$3,648	$198
Occupancy and equipment	908	828	80
Data processing and other technology	255	183	72
Professional services	275	253	22
Advertising and business development	68	54	14
Loan collection and other expenses	251	290	(39)
Deposit insurance	418	334	84
Amortization of intangible assets	122	139	(17)
Office supplies	60	70	(10)
Telephone and communications	106	97	9
Other real estate owned valuation adjustments	1,000	509	491
Other real estate owned expenses	469	364	105
Acquisition and integration expenses	-	45	(45)
Other	906	858	48
Total noninterest expense	$8,684	$7,672	$1,012

Compensation and benefits increased due to the employees that were added as a part of the New Horizons Bank acquisition in April 2011.  Occupancy and equipment expense increased in part due to the addition of one full service office as a result of the aforementioned acquisition. Increases in data processing and other technology, advertising and business development and deposit insurance were also largely related to the new market and the additional accounts and customers that resulted from the New Horizons Bank acquisition.  Professional services increased due to higher consulting fees incurred during the first quarter of 2012 as compared to the first quarter of 2011.  Loan collection and other expenses decreased due to lower FDIC-covered expenses during the first quarter of 2012 compared to the first quarter of 2011.  Amortization of intangible assets was slightly lower due to the reduced amortization expense related to the core deposit intangible that was created as a result of previous acquisitions.  This intangible asset is being amortized over an eight-year period using the accelerated method, resulting in a progressive decreased expense over the amortization period.  Office supplies and telephone and communications expenses were relatively unchanged during the respective quarters.  Other real estate owned valuation adjustments and other real estate owned expenses increased due to a higher number of foreclosed properties and a decline in local real estate values for commercial land and residential development properties during the past year.  Acquisition and integration expenses decreased since there were no acquisition or integration-related expenses during the first quarter of 2012. Other expenses increased primarily as a result of higher stock-related expenses, insurance premiums, postage and other various miscellaneous items.

Income taxes.  The Company recognized an income tax benefit of $1.7 million for the quarter ended March 31, 2012, compared to an income tax benefit of $771,000 for the quarter ended March 31, 2011.  The increase in the income tax benefit was due to the decrease in the pre-tax income in the first quarter of 2012 compared to the pre-tax loss in the first quarter of 2011.

Liquidity as of March 31, 2012

The objectives of the Company’s liquidity management policy include providing adequate funds to meet the cash needs of both borrowers and depositors, to provide for the on-going operations of the Company, and to capitalize on opportunities for expansion.  Liquidity management addresses the Company’s ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.  The primary sources of internally generated funds are principal and interest payments on loans receivable, increases in local deposits, cash flows generated from operations, and cash flows generated by investments.  As of March 31, 2012, the Company’s cash and cash equivalents totaled $115.4 million.  Of this amount, $102.5 million was held in the Company’s account with the Federal Reserve Bank.  If the Company requires funds beyond its internal funding capabilities, it may rely upon external sources of funds such as brokered deposits, repurchase agreements, and advances.  The Company has $104.4 million available to draw from its line of credit with the FHLB.  The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member of the FHLB, we are required to own capital stock in the FHLB and we are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally investment securities that are obligations of, or guaranteed by, U.S. Government Agencies, or Government Sponsored Enterprises) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit.  The Company also has $16.0 million available from an unsecured federal funds accommodation with Pacific Coast Bankers Bank (PCBB).  PCBB is the Company’s primary correspondent bank. The federal funds facility is available through September 30, 2012, and is used for the purpose of providing daily liquidity as needed by the Company.  Outstanding advances made under this facility are generally repaid on a daily basis at a rate determined by PCBB based on their marginal cost of funds.  Advances are limited to not more than 10 consecutive days at a time.  The Company also has an unsecured federal funds accommodation with CenterState Bank of Florida in the amount of $5.0 million.  The credit facility, which is used to fund short-term liquidity needs, may be terminated at any time and may not be outstanding for more than 14 consecutive days.   The Company may also solicit brokered deposits for providing funds for asset growth.  As of March 31, 2012, the Company had no outstanding brokered deposits and $443,000 of internet deposits that were assumed from the acquisition of New Horizons Bank.  These internet deposits are not renewed at maturity. The Company believes that it has sufficient sources of liquidity to fund the cash needs of both borrowers and depositors, to provide for the ongoing operations of the Company, and to capitalize on opportunities for expansion.

In the normal course of business, various commitments are outstanding that are not reflected in the consolidated financial statements.  Commitments to extend credit and undisbursed advances on customer lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  The funding of these commitments and previously approved undisbursed lines of credit could affect the Company’s liquidity position.  At March 31, 2012, the Company had loan commitments of $13.1 million, unused lines of credit of $112.3 million, and undisbursed construction loan proceeds of $795,000.  The Company also has various leases in place to provide office space for four full-service offices and one in-store office.  The current annualized cost of these leases was $641,000.  Two leases totaling approximately $175,000 expire in 2012 and are not expected to be renewed.  Short-term borrowings totaled $25.1 million at March 31, 2012.  These short-term borrowings consisted of $9.9 million of daily securities sold under repurchase agreements and $15.2 million of FHLB advances that mature over the next 12 months. The Company does not have any special purpose entities or other similar forms of off-balance-sheet financing. The Company believes that given its current level of internal and external sources of liquidity, it has adequate resources to fund loan commitments and lines of credit, repay short-term borrowings if necessary, and fund any other normal obligations that may arise in the near future.

Capital Resources as of March 31, 2012

The Bank is subject to various regulatory capital requirements administered by the banking regulatory agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

The Bank’s actual capital levels and regulatory capital ratios as of March 31, 2012, are presented in the following table.

	Actual		Minimum Requirements to be Well Capitalized
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Regulatory Capital Ratios:
Total risk-based capital (to risk-weighted assets)	$109,650	15.50%	$70,739	10.00%
Tier 1 capital (to risk-weighted assets)	100,774	14.25%	42,444	6.00%
Tier 1 capital (to adjusted total assets)	100,774	9.42%	53,514	5.00%
Tangible capital (to adjusted total assets)	100,774	9.42%	32,108	3.00%

Results of Operations At and For the Years Ended December 31, 2011 and 2010

Overview. The Company reported a net loss allocable to common shareholders of $1.3 million, or $0.11 per diluted share, for the year ended December 31, 2011, compared to net income available to common shareholders of $7.6 million, or $0.78 per diluted share, for the year ended December 31, 2010.  The primary contributing factor for the net loss in 2011 was higher than historical credit-related loan and other real estate owned expenses which totaled $16.3 million.  The primary reason for the net income in 2010 was the $19.7 million gain from acquisition related to the FDIC-assisted acquisition of Bank of Hiawassee.

The table below summarizes the quarterly results of operations for the years ending December 31, 2011 and 2010.

Table 2 - Quarterly Results of Operations
(Dollars in thousands, except per share data)
	2011 Quarters				2010 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First

Summary of Operations:
Interest income	$11,024	$11,246	$11,419	$10,387	$10,985	$11,596	$12,194	$9,112
Interest expense	2,304	2,554	2,826	2,855	3,411	3,790	4,083	3,393
Net interest income	8,720	8,692	8,593	7,532	7,574	7,806	8,111	5,719
Provision for loan losses	4,635	1,350	1,700	3,000	5,000	3,000	3,000	3,050
Net interest income after loan loss provision	4,085	7,342	6,893	4,532	2,574	4,806	5,111	2,669
Noninterest income	1,985	1,990	5,886	1,478	2,274	2,290	2,415	20,185
Noninterest expense	8,779	8,931	9,270	7,672	7,918	7,781	7,279	6,356
Net income (loss) before income taxes	(2,709)	401	3,509	(1,662)	(3,070)	(685)	247	16,498
Income tax expense (benefit)	(1,172)	28	1,213	(771)	(1,331)	(413)	(108)	6,201
Net income (loss)	(1,537)	373	2,296	(891)	(1,739)	(272)	355	10,297
Dividends and accretion of discount on preferred stock	767	247	256	256	256	256	257	257
Net income (loss) available to common shareholders	$(2,304)	$126	$2,040	$(1,147)	$(1,995)	$(528)	$98	$10,040

Per Common Share Data:
Net income (loss):
Basic	$(0.20)	$0.01	$0.18	$(0.10)	$(0.18)	$(0.05)	$0.01	$1.29
Diluted	(0.20)	0.01	0.18	(0.10)	(0.18)	(0.05)	0.01	1.29

Net interest income. Net interest income is the largest component of our net income.  Net interest income is the difference between total interest income, primarily on loan and investment portfolios, and interest expense, primarily on deposits and borrowings.  Net interest income is determined by the rates earned and paid on interest-earning assets and interest-costing liabilities, the volume, or amount, of interest-earning assets and interest-costing liabilities, and the mix of interest earnings assets and interest costing liabilities.

The Company’s net interest income increased by $4.3 million, or 14.7%, from $29.2 million for the year ended December 31, 2010, to $33.5 million for the year ended December 31, 2011.  During 2011 the Company experienced a 29 basis point increase in the net interest margin from 3.21% for 2010 to 3.50% for 2011. This increase in the net interest margin was caused in part by a 56 basis point decrease in the Company’s average cost of funds from 1.73% in 2010 to 1.17% for 2011.  The benefit from the lower cost of funds was partly offset by a 21 basis point decrease in the average yield on assets from 4.81% in 2010 to 4.60% in 2011.   Also contributing to the net interest margin expansion was a $44.1 million increase in the Company’s average interest-earning assets from $920.6 million in 2010 to $964.6 million in 2011.  However, average interest-bearing liabilities increased by $56.1 million from $847.2 million in 2010 to $903.3 million in 2011, which partly offset the effects of the increase in average interest-earning assets.

Interest income for the year ended December 31, 2011, increased by $161,000, or 0.34%, to $44.1 million.  Interest and fee income from loans decreased by $382,000, or 0.9%, to $40.2 million for the year ended December 31, 2011.  This decrease was caused by a 15 basis point decrease in the average yield on loans in 2011 to 5.41% reflecting lower market interest rates in 2011.  This decrease was partly offset by a $13.4 million increase in the average balance of loans to $742.6 million for 2011.  Interest earned on investment securities increased by $655,000, or 21.4%, to $3.7 million for the year ended December 31, 2011.  This increase in interest income on investment securities was due to a $49.5 million increase in the average outstanding balance of investment securities to $145.0 million in 2011.  This increase was partly offset by a 65 basis point decrease in the average yield on investments to 2.56% in 2011.  Interest earned on interest-bearing bank balances decreased by $112,000, or 35.7%, to $202,000 in 2011.  This decrease was primarily due to an $18.9 million decrease in the average balance in 2011 coupled with a seven basis point decrease in the average yield of interest-bearing bank balances to 0.26% in 2011.

Interest expense decreased $4.1 million, or 28.2%, to $10.5 million for the year ended December 31, 2011. This decrease was largely due to a 56 basis point decrease in the average cost of funds from 1.73% in 2010 to 1.17% in 2011, reflecting lower market interest rates in 2011.  Interest expense on deposits decreased $3.1 million, or 30.5%, to $7.1 million for the year ended December 31, 2011.  This decrease was primarily due to a 50 basis point decrease in the average cost of deposits to 0.90% in 2011, reflecting lower market interest rates in 2011.  The positive impact of a decrease in the cost of deposits was partly offset by a $65.5 million increase in average deposits to $795.9 million in 2011. Interest expense on borrowed money and retail repurchase agreements decreased by $420,000, or 12.0%, to $3.1 million in 2011.  Average borrowed money and retail repurchase agreements decreased by $9.3 million, or 9.2%, to $92.0 million for 2011, while the average rate paid on borrowings and retail repurchase agreements decreased by 11 basis points to 3.35% for 2011. Average borrowings and retail repurchase agreements decreased due to maturities that were funded by cash flow funds generated from deposit growth. The Company may increase the level of borrowings to provide liquidity for operating purposes, to purchase investment securities, fund loan growth, and offset any deposit decreases.  If these borrowing levels increase, we expect there will be a corresponding increase in interest expense. There was no change in the $15.4 million average balance of subordinated debt from 2010 to 2011.  However, the average interest rate decreased by 3.79%.  The interest rate on the subordinated debt was fixed at 6.1% for a period of five years and then the rate would adjust to the three month LIBOR rate plus 1.65% on a quarterly basis.  The rate on this subordinated debt converted from a fixed rate to a lower adjustable rate in 2010, resulting in the decrease in the cost of funds in 2011.

Tables 3 and 4 below set forth certain information regarding the Company’s yield on interest-earnings assets and cost of interest-bearing liabilities for each of the years ended December 31, 2011, 2010 and 2009.  Table 3 details the Company’s average assets and average liabilities and the respective yield or cost of each of the components that are detailed.  Table 4 sets forth information regarding changes in our interest income and interest expense for the years indicated. For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to 1) changes in volume, which are changes in average volume multiplied by the average rate for the previous period; 2) changes in rates which are changes in average rate multiplied by the average volume for the previous period; and (3) changes in rate/volume, which are allocated equally between rate and volume variances.  The total change is the sum of the previous columns.

Table 3 - Average Balances and Net Interest Income
(Dollars in thousands)
	For the years ended December 31,
	2011			2010			2009
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets: (1)
Loans (2)	$742,618	$40,306	5.43%	$729,202	$40,690	5.58%	$621,949	$33,801	5.43%
Investment securities, tax effected	144,980	3,831	2.64%	95,452	3,262	3.42%	99,837	4,931	4.94%
Interest-earning bank deposits	77,038	202	0.26%	95,922	314	0.33%	27,001	100	0.37%
Total interest-earning assets	964,636	44,339	4.60%	920,576	44,266	4.81%	748,787	38,832	5.19%
Other assets	125,326			98,140			81,457
Total assets	$1,089,962			$1,018,716			$830,244

Interest-bearing liabilities:
Deposits:
Demand deposits	$182,782	$745	0.41%	$149,915	$1,221	0.81%	$98,425	$1,112	1.13%
Money market deposits	153,865	802	0.52%	136,997	1,367	1.00%	112,996	1,521	1.35%
Savings deposits	19,358	33	0.17%	15,477	37	0.24%	10,997	34	0.31%
Time deposits	439,867	5,548	1.26%	428,032	7,637	1.78%	341,323	9,251	2.71%
Total deposits	795,872	7,128	0.90%	730,421	10,262	1.40%	563,741	11,918	2.11%
Borrowed money and repurchase agreements	91,991	3,082	3.35%	101,296	3,502	3.46%	97,239	3,665	3.77%
Subordinated debt	15,464	328	2.12%	15,464	914	5.91%	15,464	943	6.10%
Total interest-bearing liabilities	903,327	10,538	1.17%	847,181	14,678	1.73%	676,444	16,526	2.44%
Noninterest-bearing deposits	81,506			67,588			45,293
Other liabilities	10,891			13,643			4,285
Total liabilities	995,724			928,412			726,022
Shareholders' equity	94,238			90,304			104,222
Total liabilities and shareholders' equity	$1,089,962			$1,018,716			$830,244

Net interest income		$33,801			$29,588			$22,306
Interest rate spread (3)			3.43%			3.08%			2.75%
Net interest margin (4)			3.50%			3.21%			2.98%
Percentage of average interest-earning assets to average interest-bearing liabilities			106.79%			108.66%			110.69%

(1)
Yields and interest income on tax-exempt investments and loans have been adjusted on a tax equivalent basis using a tax rate of 34%. The taxable equivalent adjustments were $263, $351, and $532 for 2011, 2010, and 2009, respectively.  The actual (non-tax equivalent) yield on loans was 5.41%, 5.56%, and 5.41% for 2011, 2010, and 2009, respectively.  The actual (non-tax equivalent) yield on investments was 2.56%, 3.21% and 4.53% for 2011, 2010, and 2009, respectively. The actual (non-tax equivalent) net interest margin was 3.48%, 3.18%, and 2.91% for 2011, 2010, and 2009, respectively.

(2)	Average loan balances include nonaccrual loans.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of funds on interest-bearing liabilities.
(4)	Net interest margin is calculated by dividing net interest income by average interest-earning assets for the period.

Table 4 - Volume and Rate Variance Analysis
(Dollars in thousands)
	2011 Compared to 2010 Increase (Decrease) due to			2010 Compared to 2009 Increase (Decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$791	$(1,175)	$(384)	$5,964	$925	$6,889
Investment securities, tax effected	1,011	(442)	569	(208)	(1,461)	(1,669)
Interest-earning bank deposits	(56)	(56)	(112)	224	(10)	214
Total interest income	1,746	(1,673)	73	5,980	(546)	5,434

Interest expense:
Deposits
Demand deposits	372	(848)	(476)	234	(125)	109
Money market deposits	196	(761)	(565)	707	(861)	(154)
Savings deposits	28	(32)	(4)	7	(4)	3
Time deposits	218	(2,307)	(2,089)	4,677	(6,291)	(1,614)
Total deposits	814	(3,948)	(3,134)	5,625	(7,281)	(1,656)
Borrowed money and repurchase agreements	(314)	(106)	(420)	177	(340)	(163)
Subordinated debt	-	(586)	(586)	-	(29)	(29)
Total interest expense	500	(4,640)	(4,140)	5,802	(7,650)	(1,848)
Net interest income increase	$1,246	$2,967	$4,213	$178	$7,104	$7,282

Provision for Loan Losses.  The Company provided $10.7 million and $14.1 million in loan loss provisions for the years ended December 31, 2011 and 2010, respectively.  The allowance for loan losses as a percentage of total non-covered loans was 2.04% at December 31, 2011, and 2.02% at December 31, 2010. The provision for loan losses was decreased due to a lower level of past due loans to non-covered loans and lower loan charge-offs during the respective years.

In 2011, the Charlotte area continued to exhibit sluggish economic conditions, but the economic slowdown in the Charlotte area has generally been less severe than the economic slowdown experienced in other large metropolitan areas of the country.  Due to the slowdown in the local economy, the level of non-covered nonperforming loans increased by $2.4 million, to $18.8 million at December 31, 2011.  As a result, the ratio of non-covered nonperforming loans to total non-covered loans increased from 2.79% at December 31, 2010, to 3.28% at December 31, 2011.  Also, non-covered other real estate owned increased by $1.3 million to $8.9 million at December 31, 2011.  As a result, non-covered nonperforming assets increased by $3.7 million to $27.7 million at December 31, 2011, resulting in an increase in the ratio of non-covered  nonperforming assets to total assets from 2.26% at December 31, 2010, to 2.57% at December 31, 2011.  Refer to “Allowance for Loan Losses” later in this section for further discussion.

Noninterest Income. Noninterest income decreased by $15.8 million from $27.1 million in 2010 to $11.3 million in 2011. The primary reason for the increase was the $19.7 million gain from the FDIC-assisted acquisition of Bank of Hiawassee acquisition in 2010 compared to the $4.1 million gain from the FDIC-assisted acquisition of New Horizons Bank in 2011.  Table 5, which follows this discussion, presents a comparative analysis of the components of noninterest income for the past three years.

Service charges on deposit accounts increased primarily as a result of an increased number of demand deposit accounts resulting from the two FDIC-assisted acquisitions.  These accounts typically generate monthly service charges and non-sufficient funds (NSF) fees on overdrafts.  Mortgage banking income decreased largely due to fewer mortgage loan originations resulting from the April 2010 expiration of federal tax credits for first time home buyers.   Mortgage loan originations for purchases decreased after the expiration of this tax credit.  However originations for refinances increased due to lower long-term market interest rates in 2011.  Commissions on sales of financial products decreased due to a decreased level of activity.  Much of the Company’s level of activity is related to the performance of the stock market, which was volatile in 2011.  Income from bank-owned life insurance decreased due to lower market rates.  The decrease in the net gain on sale of investments available for sale was due to a $33.2 million reduction in the amount of investment securities that were sold in 2011 compared to 2010.  The increase in the net loss on sale of other assets was primarily related to losses incurred from the sale of $15.3 million of other real estate in 2011 compared to $6.0 million in 2010.  Given the Company’s increasing portfolio of other real estate owned, additional losses will likely be recognized from the disposal of its other real estate owned.  Other noninterest income increased primarily as a result of higher safe deposit box rental fees, increased income from the operation of other real estate owned and higher dividends on FHLB stock.

Table 5 - Noninterest Income
(Dollars in thousands)
	Year Ended December 31,
	2011	2010	2009
Noninterest income:
Service charges on deposit accounts	$4,154	$3,932	$3,256
Mortgage banking income	1,255	1,525	1,202
Commissions on sales of financial products	267	426	191
Income from bank-owned life insurance	777	832	770
Gain from acquisition	4,140	19,679	-
Gain on sale of investments, available for sale	111	349	2,198
Loss on sale of other assets	(342)	(490)	(285)
Other	979	883	640
Total noninterest income	$11,341	$27,136	$7,972

Noninterest Expense.  The Company’s noninterest expense increased by $5.3 million, or 18.1%, from $29.3 million in 2010 to $34.7 million in 2011.  The primary reason for the increase was the $3.2 million increase of write downs and expenses on other real estate owned and the additional expenses related to the operation of the offices acquired in the two FDIC-assisted acquisitions in 2011 compared to 2010.

Compensation and benefits expense increased primarily as a result of the increased number of employees resulting from the Bank of Hiawassee and New Horizons Bank acquisitions.  The Company has integrated the operations of both acquired banks and has reduced the number of its employees through attrition and targeted layoffs.  These reductions were largely focused in the areas related to commercial real estate due to the decreased originations in this area.  Occupancy and equipment expense increased due to the addition of four additional offices during 2010 and one additional office in 2011.  In 2011, the Company consolidated the operations of one of its leased facilities in Hiawassee, GA with an existing office in Hiawassee, GA.  In 2012, we plan to relocate from an existing leased office in Monroe, NC to a more conveniently located owned facility in Monroe, NC. The net effect of this move on our expenses is expected to be neutral.  Data processing and other technology expense increased due to the additional offices and personnel.  Professional services increased slightly due to consulting fees related to compliance with new regulations and preparing for a new regulator.  Advertising and business development costs decreased slightly due to a reduced level of marketing during this period of economic slowdown.  As economic conditions improve, advertising and business development costs may increase. Loan collection and other expenses increased as a result of the New Horizons Bank acquisition which included an increased number of troubled loans. However, 80% of any related losses or qualified expenses on these acquired loans are covered by the FDIC.  Deposit insurance increased primarily due to an increase in the amount of insured deposits, resulting from the acquisition of New Horizons Bank. The Company’s FDIC deposit insurance expense is not expected to increase materially in 2012.  During 2011 the Company recognized a $4.3 million valuation adjustment on other real estate owned.  This represented the decrease in the fair market value of real estate acquired by the Company though foreclosure or deed in lieu of foreclosure.  Additional valuation adjustments on other real estate owned may be incurred in 2012 if real estate values continue to decrease.  Due to the increased number of properties in other real estate owned, the Company’s expenses related to holding foreclosed properties increased in 2011.  The increase in the amortization of intangible assets was due to additional amortization expense related to the core deposit intangibles that were booked as a result of the two FDIC-assisted acquisitions.  These core deposit intangibles are amortizing over an eight year period on an accelerated basis.  Estimated amortization expense in 2012 is expected to be $440,000. The impairment of investment securities in 2010 was primarily related to a $435,000 impairment on a $1.5 million subordinated debt obligation that was determined to be other-than-temporary.  This investment was sold in 2011 for its adjusted book balance.  In 2010 there were acquisition and integration expenses of $1.1 million for severance and other conversion-related costs related to the Bank of Hiawassee acquisition.  Such expenses for the 2011 New Horizons Bank acquisition totaled $792,000.   No additional acquisition or restructuring costs related to these acquisitions are expected for 2012.  Other noninterest expenses were relatively flat over the past two years.

Table 6 - Noninterest Expense
(Dollars in thousands)
	Year Ended December 31,
	2011	2010	2009
Noninterest Expense:
Compensation and benefits	$15,000	$13,598	$9,818
Occupancy and equipment	3,421	3,302	2,571
Data processing and other technology	1,063	927	672
Professional services	1,003	981	1,059
Advertising and business development	320	333	365
Loan collection and other expenses	1,361	447	238
Deposit insurance	1,535	1,326	1,076
Office supplies	248	240	142
Telephone and communications	442	406	274
Other real estate owned valuation adjustments	4,319	1,382	338
Other real estate owned expenses	1,302	993	341
Amortization of intangible assets	538	517	314
Impairment of investment securities	-	435	754
Impairment of goodwill	-	-	29,641
Acquisition and integration expenses	792	1,064	-
Other	3,311	3,384	2,669
Total noninterest expense	$34,655	$29,335	$50,272

Income Taxes.  The Company recognized an income tax benefit of $702,000 in 2011 compared to income tax expense of $4.3 million for 2010.  The change in the income tax provision was primarily due to a $13.4 million decrease in pretax income.  The Company’s effective tax rate decreased slightly from 36.3% in 2010 to 35.3% in 2011.

Dividends and Accretion on Preferred Stock.   Dividends and accretion of discount on preferred stock increased from $1.0 million in 2010 to $1.5 million in 2011.  In 2011 the Company repurchased the preferred stock issued to the U.S. Treasury Department under the Capital Purchase Plan and cancelled the respective warrants.  As a result, the Company accelerated the accretion of the remaining $584,000 unamortized discount on preferred stock in 2011.  Also, the preferred stock issued under the Capital Purchase Plan had a dividend rate of 5.0%.  This preferred stock was replaced with preferred stock issued by the U.S. Treasury Department under the Small Business Lending Fund which has an adjustable rate that is determined by the amount of the Company’s outstanding qualified small business loans.  As of December 31, 2011, the dividend rate on the Company’s preferred stock was 3.3%.  The dividend rate has a floor of 1.0%.

Investment Securities

The Company’s investment portfolio is an important source of liquidity and earnings.  In order to preserve the Company’s principal investment and provide liquidity, the Company primarily invests in U.S. Treasury bonds, U.S. Government Agency obligations, mortgage-backed securities issued by government-sponsored entities, and bank-qualified municipal bonds.  Investment securities increased by $36.3 million, or 32.5%, from $111.6 million at December 31, 2010, to $147.9 million at December 31, 2011.  The increase was partly due to the acquisition of New Horizons Bank which added $9.7 million of investment securities.  These acquired securities were comparable to the types of investment securities that were in the Company’s existing investment portfolio.  Also contributing to the increase in investments, the Company purchased $73.1 million of investment securities.  All of these securities were designated as held to maturity at the time of purchase.  Partially offsetting these increases in investment securities, the Company sold $10.1 million in investment securities available for sale and received proceeds from $37.0 million in normal maturities, principal amortization, and calls.  The sales of investment securities during 2011 were primarily for the purpose of reducing longer-term maturities and subsequently lowering the Company’s exposure to rising interest rates.  Management expects that in 2012 the balances of its investment securities portfolios will increase as management invests its excess liquidity in order to generate increased future earnings.

Table 7 below summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of investment securities for the periods ended December 31, 2011, 2010, and 2009.

Table 7 - Investment Securities Portfolio Composition
(Dollars in thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

December 31, 2011
Available for sale:
U.S. Government Agency obligations	$7,168	$73	$-	$7,241
Municipal bonds	6,578	133	-	6,711
Mortgage-backed securities	35,170	330	8	35,492
SBA securities	1,255	71	-	1,326
Other securities	1,488	44	166	1,366
Subtotal	51,659	651	174	52,136

Held to maturity:
U.S. Treasury obligations	9,972	61	-	10,033
U.S. Government Agency obligations	25,989	74	4	26,059
Municipal bonds	3,300	99	-	3,399
Mortgage-backed securities	52,502	2,277	-	54,779
Other securities	4,000	-	155	3,845
Subtotal	95,763	2,511	159	98,115

Total	$147,422	$3,162	$333	$150,251

December 31, 2010
Available for sale:
U.S. Government Agency obligations	$19,297	$23	$122	$19,198
Municipal bonds	11,602	40	128	11,514
Mortgage-backed securities	40,655	293	175	40,773
Other securities	2,781	110	68	2,823
Subtotal	74,335	466	493	74,308

Held to maturity:
U.S. Treasury obligations	9,955	-	38	9,917
U.S. Government Agency obligations	8,509	4	129	8,384
Mortgage-backed securities	14,814	641	37	15,418
Other securities	4,000	-	81	3,919
Subtotal	37,278	645	285	37,638

Total	$111,613	$1,111	$778	$111,946

December 31, 2009
Available for sale:
U.S. Government Agency obligations	$9,000	$32	$13	$9,019
Municipal bonds	20,118	98	345	19,871
Mortgage-backed securities	19,258	216	115	19,359
Other securities	3,098	141	498	2,741
Subtotal	51,474	487	971	50,990

Held to maturity:
U.S. Government Agency obligations	26,464	84	305	26,243
Mortgage-backed securities	5,916	117	-	6,033
Subtotal	32,380	201	305	32,276

Total	$83,854	$688	$1,276	$83,266

The Company does not engage in, nor does it intend to engage in, investment trading.  As such, the Company does not have any securities classified as trading.  Each investment in the Company’s portfolio was classified as either available for sale or held to maturity on the date of purchase.   Investment securities classified as available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated shareholders’ equity and as an item of other comprehensive income.  Investment securities classified as held to maturity are carried at book value.

A summary of the contractual maturities of the Company’s investment securities portfolio at December 31, 2011, is shown in Table 8 below.

Table 8- Maturity Distribution and Yields of Investment Securities
(Dollars in thousands)
	Amortized Cost	Fair Value	Book Yield (1)

Available-for-Sale:
U.S. Government Agency obligations:
Due in one year or less	$2,020	$2,029	0.71%
Due after one year through five years	5,148	5,212	1.16%
	7,168	7,241	1.04%
Municipal bonds:
Due in one year or less	1,707	1,708	0.74%
Due after one year through five years	1,842	1,865	2.45%
Due after five years through ten years	827	853	5.82%
Due after ten years	2,202	2,285	5.36%
	6,578	6,711	3.40%
Mortgage-backed securities:
Due in one year or less	6,574	6,622	2.05%
Due after one year through five years	18,306	18,490	2.16%
Due after five years through ten years	5,597	5,658	2.03%
Due after ten years	4,693	4,722	2.51%
	35,170	35,492	2.16%
SBA securities:
Due after five years through ten years	1,255	1,326	4.03%
	1,255	1,326	4.03%
Other securities:
Due after ten years	13	57	-
	13	57	-

Total Available for Sale:
Due in one year or less	$10,301	$10,359	1.57%
Due after one year through five years	25,296	25,567	1.98%
Due after five years through ten years	7,679	7,837	2.77%
Due after ten years	6,908	7,064	3.41%
Equities	1,475	1,309	-
	$51,659	$52,136	2.21%

Held to Maturity:
U.S. Treasury obligations:
Due in one year or less	$4,996	$5,010	0.47%
Due after one year through five years	4,976	5,023	0.76%
	9,972	10,033	0.61%
U.S. Government Agency obligations:
Due after one year through five years	6,999	7,007	1.25%
Due after five years through ten years	16,995	17,039	1.62%
Due after ten years	1,995	2,013	2.21%
	25,989	26,059	1.57%
Municipal bonds:
Due after five years through ten years	3,300	3,399	2.84%
	3,300	3,399	2.84%
Mortgage-backed securities:
Due in one year or less	11,418	11,699	2.73%
Due after one year through five years	23,461	24,054	2.84%
Due after five years through ten years	7,368	7,633	3.24%
Due after ten years	10,255	11,393	5.36%
	52,502	54,779	3.36%
Other securities:
Due after one year through five years	3,000	2,848	1.30%
Due after five years through ten years	1,000	997	6.00%
	4,000	3,845	2.48%
Total Held to Maturity:
Due in one year or less	$16,414	$16,709	2.04%
Due after one year through five years	38,436	38,932	2.16%
Due after five years through ten years	28,663	29,068	2.33%
Due after ten years	12,250	13,406	4.85%
	$95,763	$98,115	2.53%

(1)  Based on amortized cost, taxable-equivalent basis.

Loans

During 2011, loans outstanding decreased by $2.7 million from $736.5 million at December 31, 2010, to $733.8 million at December 31, 2011.  Most of this decrease was concentrated in commercial land and residential development which decreased by $17.6 million, or 29.6%, and $8.8 million, or 26.4%, respectively.  Given the continued slowdown in the local economy and real estate markets, the Company has focused on reducing its exposure to these types of loans.  Historically, the Company has not actively originated commercial real estate loans that are secured by hotels, motels, golf courses, or resort properties. Also, the Company has not been an originator or purchaser of option adjustable rate or “no documentation” residential loans or “sub-prime” residential loans which were made to borrowers with lower credit ratings resulting from a poor payment history.  The loans acquired in the 2011 acquisition of New Horizons Bank partly offset these decreases in loans.  As of December 31, 2011, the acquired loans from New Horizons Bank totaled $44.3 million.

Loan Types. The Company makes various business and consumer loans in the normal course of business.  A brief description of these types of loans is as follows:

One-to-four family residential – This portfolio primarily consists of loans secured by properties in the Company’s normal lending area.  The Company originates fixed and adjustable rate loans for terms of 10 to 30 years, including conventional and jumbo loans.  These loans generally have an original loan-to-value ratio (LTV) of 80% or less.  Those loans with an initial LTV of more than 80% typically have private mortgage insurance to protect the Bank.  This type of loan has historically possessed a lower than average level of loss to the Bank compared to the total loan portfolio loss.

Multifamily residential – This portfolio is moderately seasoned and is generally secured by properties in the Bank’s normal lending area.  These loans generally have an initial LTV of 75% and an initial debt service coverage ratio of 1.2x to 1.0x.  This Bank has not experienced any significant losses in this loan portfolio over the past 24 months.

Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downturn.  These loans are generally located in the Company’s normal lending area and had an initial LTV of 80%.  Approximately 57% of these loans are secured by residential properties and 43% are secured by commercial properties.  This type of loan has historically possessed a lower than average level of loss to the Bank.

Commercial land and residential development – These portfolios include raw undeveloped land and developed residential lots held by builders and developers.  Generally, the initial LTV for raw land is 65% and the initial LTV for developed lots is 90%.  Given the significant decline in value for both developed and undeveloped land due to reduced demand, these loan portfolios possess an increased level of risk compared to other loan categories.

Other commercial real estate – This portfolio consists of nonresidential improved real estate which includes churches, shopping centers, office buildings, etc.  These loans typically have an initial LTV of 75% and an initial debt service ratio of 1.2x to 1.0x.  These properties are generally located in the Company’s normal lending area.  Decreased rental income due to the economic slowdown has caused some deterioration in values.  However, this loan portfolio has historically possessed a lower than average loss history compared to the Bank’s entire portfolio.

 Consumer real estate – This category includes home equity lines of credit (HELOCs) and loans secured by residential lots purchased by consumers.  The HELOCs generally had an adjustable rate tied to prime rate and a term of 15 years.  The HELOCs initially had an LTV of up to 85%.  The residential lot loans typically have a term of five years or less and are made at an initial LTV of up to 90%.  Many of the properties securing these loans have declined in value over the past several years.  However, the loss history for these types of loans has been lower than average for the Bank over the past 24 months.

Commercial business – These loans include loans to businesses that are not secured by real estate.  These loans are typically secured by accounts receivable, inventory, equipment, etc.  Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.  This category of loans incurred slightly lower than average losses over the past 24 months compared to the Bank’s total loan portfolio loss.

Other consumer - These loans are either unsecured or secured by automobiles, marketable securities, etc.  They are generally granted to local customers that generally have a banking relationship with our Bank.  The loss history for this category of loans has been higher than the Bank average over the past 24 months.

The Company has a diversified loan portfolio with no material concentrations to any one borrower or industry.  The Company continues to actively solicit owner-occupied commercial real estate loans, residential real estate loans, business loans, and consumer loans to customers located in the Company’s primary lending area. The Company originates and closes a large portion of all new one-to-four family residential loans as a broker for independent third parties on a servicing-released basis.  This generates additional fee income and reduces the potential adverse effects of rising interest rates on the Company’s future earnings that normally result from holding long-term fixed-rate loans.  In general, the Company retains in its portfolio residential loans that have an adjustable interest rate or are jumbo loans that are not marketable in the secondary market.  These loans are underwritten to the fully-indexed rate and typically have a loan-to-value ratio of 80% or less.  Management expects that in 2011 the Company’s portfolio of one-to-four family mortgage loans will continue to increase from its current level as a number of competitors have exited this business sector due to the housing slowdown.  In addition, mortgage loan interest rates have become more attractive for borrowers, thus increasing opportunities for customers to refinance their existing mortgage loans.  The Company does not service loans for the Freddie Mac or Fannie Mae.

The following table details the amounts and types of loans outstanding over the past five years ended December 31.

Table 9 - Loan Portfolio Composition
(Dollars in thousands)
	2011		2010		2009		2008		2007
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans

One-to-four family residential	$151,500	20.6%	$133,769	18.2%	$90,289	14.8%	$84,777	13.5%	$78,572	14.0%
Multifamily residential	19,685	2.7%	23,667	3.2%	25,577	4.2%	23,359	3.7%	19,717	3.5%
Construction	20,857	2.8%	20,421	2.8%	22,325	3.7%	71,454	11.4%	90,949	16.2%
Nonresidential real estate	368,626	50.3%	379,325	51.5%	315,563	51.7%	298,255	47.7%	254,782	45.6%
Commercial business	49,027	6.7%	48,053	6.5%	38,442	6.3%	34,451	5.5%	33,583	6.0%
Consumer	124,093	16.9%	131,275	17.8%	118,005	19.3%	114,287	18.2%	82,363	14.7%
Total loans	$733,788	100.0%	$736,510	100.0%	$610,201	100.0%	$626,583	100.0%	$559,966	100.0%

Table 10 below segregates the maturity distribution of the Company’s loans by type and interest rate type as of December 31, 2011.  Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as becoming due within one year. Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.  Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of a loan is substantially less than its contractual terms because of prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare loans immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan market rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are substantially higher than current mortgage loan market rates. Our total amount of fixed-rate loans due after December 31, 2012 was $256.8 million and our total amount of adjustable-rate loans due one year after December 31, 2012 was $330.2 million.

Table 10 - Loan Maturities
(Dollars in thousands)
	Due in One Year or Less	Due Over One Year to Five Years	Due Over Five Years	Total
By Loan Type:
One-to-four family residential	$14,780	$21,229	$115,491	$151,500
Multifamily residential	1,852	4,106	13,727	19,685
Construction	2,603	8,864	9,390	20,857
Commercial land	19,543	21,922	327	41,792
Residential development	14,466	10,073	-	24,539
Other commercial real estate	64,784	192,167	45,344	302,295
Consumer real estate	7,329	22,559	84,781	114,669
Commercial business	19,360	21,486	8,181	49,027
Other consumer	2,060	5,875	1,489	9,424
Total	$146,777	$308,281	$278,730	$733,788

By Interest Rate Type:
Fixed rate loans	$83,236	$177,867	$78,902	$340,005
Adjustable rate loans	63,541	130,414	199,828	393,783
Total	$146,777	$308,281	$278,730	$733,788

Lending Policies. Our lending activities are subject to the written, non-discriminatory, underwriting standards and loan origination procedures established by management and approved annually by our Board of Directors. Our Board of Directors must approve all loans in excess of $4.0 million, or in any amount to borrowers with existing exposure to us in excess of $4.0 million, or in any amount that when added to the borrower’s existing exposure to us causes such total exposure to be in excess of $4.0 million.   In addition, all unsecured loans in excess of $500,000, or in any amount that when added to a borrower’s existing unsecured exposure to us causes such unsecured exposure to be in excess of $500,000, must be approved by our Board of Directors.  Loans of $4.0 million or less, or customers with exposure (including the proposed loan) of $4.0 million or less, or unsecured loans of $500,000 or less, or customers with unsecured exposure (including the proposed loan) of $500,000 or less, as applicable, may be approved individually or jointly by our lending officers within loan approval limits delegated by our Board of Directors.  In addition, the Board of Directors has delegated “incremental” loan approval limits to certain officers which allow them to approve a new loan to an existing customer in an amount equal to, or less than, their incremental loan limit that would otherwise require approval by the Board of Directors or the additional approval of another lending officer. Any loan approved by a lending officer using their incremental loan limit must be ratified by the Board of Directors, or approved by another lending officer, as applicable, after the loan has been made.

Lending practices are reviewed on a regular basis to ensure that underwriting policies are consistently applied.  Loan originations come from a number of sources including real estate agents, home builders, walk-in customers, referrals and existing customers.  Loan officers also call on local businesses soliciting commercial products. We advertise our loan products in various print media including local newspapers as well as the Company’s website. In our marketing materials, we emphasize our community ties, personalized customer service, and an efficient underwriting and approval process. All real estate collateral is either evaluated or appraised by an independent certified appraiser in accordance with regulatory requirements.  On new loan originations, we require hazard, title and, to the extent applicable, flood insurance on all securitized property.

Asset Quality

Nonperforming Assets and Delinquencies. When a borrower fails to make a required payment on a loan, we attempt to cure the deficiency by contacting the borrower and collecting the payment. Computer generated late notices are mailed 15 days after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency continues, additional contact is made either through a notice or other means and we will attempt to work out a payment schedule and actively encourage delinquent residential mortgage borrowers to seek home ownership counseling. While we generally prefer to work with borrowers to resolve such problems, we will institute foreclosure or other proceedings, as necessary, to minimize any potential loss. Loans are placed on nonaccrual status if, in the opinion of management, principal and/or interest payments are not likely to be paid in accordance with the terms of the loan agreement, such as when principal or interest is past due 90 days or more.  Interest accrued but not collected at the date the loan is placed on nonaccrual status is reversed against income in the current period. Loans may be reinstated to accrual status when payments have been made to bring the account under 90 days past due or, in the opinion of management, collection of the remaining past due balances can be reasonably expected. Generally, management will consider six consecutive monthly payments as evidence of collectability.  Our Board of Directors is informed monthly of the total amount of loans which are more than 30 days delinquent.

Table 11 below sets forth information with respect to our past due loans, nonperforming assets, and credit quality ratios at December 31 for the past five years.

Table 11 - Past Due Loans, Nonperforming Assets and Credit Quality Ratios
(Dollars in thousands)
	2011	2010	2009	2008	2007

Past Due Loans:
Loans 30 to 89 days past due and accruing:
Not covered by FDIC loss share agreements	$4,933	$13,787	$9,889	$8,881	$3,503
Covered by FDIC loss share agreements	5,372	5,767	-	-	-
Total loans 30 to 89 days past due and accruing	$10,305	$19,554	$9,889	$8,881	$3,503

Nonperforming Assets:
Nonaccrual loans not covered by FDIC loss share agreements
One-to-four family residential	$2,407	$1,864	$898	$199	$159
Construction loans	-	14	1,048	693	-
Nonresidential real estate	13,278	9,720	5,114	1,310	520
Commercial business	168	287	71	-	146
Consumer	2,623	2,529	1,004	698	221
Total non-covered nonaccrual loans	18,476	14,414	8,135	2,900	1,046
FDIC-covered nonaccrual loans	43,256	25,016	-	-	-
Total nonaccrual loans	61,732	39,430	8,135	2,900	1,046

Non-covered accruing loans past due 90 days or more :
Nonresidential real estate	-	2,000	3,786	132	766
Commercial business	-	-	69	-	-
Consumer	335	-	-	-	-
Total non-covered accruing loans past due 90 days or more	335	2,000	3,855	132	766
FDIC-covered accruing loans past due 90 days or more	800	527	-	-	-
Total accruing loans past due 90 days or more	1,135	2,527	3,855	132	766
Total nonperforming loans	62,867	41,957	11,990	3,032	1,812

Non-covered other real estate owned	8,936	7,650	5,067	2,601	529
FDIC-covered other real estate owned	8,635	7,002	-	-	-
FDIC-covered repossessed assets	111	-	-	-	-
Total other real estate owned and repossessed assets	17,682	7,650	5,067	2,601	529
Total nonperforming assets	$80,549	$49,607	$17,057	$5,633	$2,341

Credit Quality Ratios:
Non-covered past loans 30 to 89 days past due and accruing to year end non-covered loans	0.86%	2.34%	1.62%	1.42%	0.63%
Non-covered nonperforming loans to year end non-covered loans	3.28%	2.79%	1.96%	0.48%	0.32%
Non-covered nonperforming assets to total assets	2.57%	2.26%	2.15%	0.69%	0.30%
Non-covered nonperforming assets to year end non-covered loans and other real estate owned	4.76%	4.03%	2.77%	0.90%	0.42%

Restructured Loans.  In accordance with GAAP, we are required to account for certain loan modifications or restructurings as troubled debt restructurings (TDRs). In general, the modification or restructuring of a debt constitutes a TDR if we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrowers that we would not otherwise consider. Debt restructurings or loan modifications for a borrower do not necessarily always constitute TDRs.  Also, troubled debt restructurings do not necessarily result in an increase in nonaccrual loans. Table 12 below summarizes the total number and amount of the Company’s troubled debt restructurings for the past five years ended December 31, 2011, 2010, 2009, 2008 and 2007.

Table 12 - Loans classified as TDRs
(Dollars in thousands)

	2011	2010	2009	2008	2007
(Dollars in thousands)

Amount of TDRs	$9,043	$5,617	$5,481	$1,891	$1,020
Outstanding Contacts	29	16	6	3	1

Asset Classification. The OCC has adopted various regulations regarding problem assets of financial institutions. The regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, OCC examiners have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If an asset or portion thereof is classified as loss, we establish specific allowances for loan losses for the full amount of the portion of the asset classified as loss. All or a portion of general loan loss allowances established to cover possible losses related to assets classified substandard or doubtful can be included in determining an institution’s regulatory capital, while specific valuation allowances for loan losses generally do not qualify as regulatory capital. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated “special mention.”  The Company’s portfolio of FDIC-covered loans was considered to be Pass rated loans at December 31, 2011 and December 31, 2010, as the loans were marked to fair value at acquisition and have FDIC loss-share agreements to cover at least 80% of any future losses.

The risk category of loans by type as of December 31, 2011 and 2010 is presented in the following table.

Table 13 - Loans and Ratios
(Dollars in thousands)
		Criticized Loans
December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Total Outstanding

Real estate:
One-to-four family residential	$149,013	$562	$1,925	$-	$151,500
Multifamily residential	19,685	-	-	-	19,685
Construction	20,857	-	-	-	20,857
Commercial land	30,202	8,600	2,990	-	41,792
Residential development	15,806	1,037	7,696	-	24,539
Other commercial real estate	269,970	19,925	12,400	-	302,295
Consumer real estate	110,108	1,248	3,313	-	114,669
Total real estate	615,641	31,372	28,324	-	675,337
Commercial business	48,477	254	296	-	49,027
Other consumer	9,147	170	107	-	9,424
Total loans	$673,265	$31,796	$28,727	$-	$733,788

December 31, 2010

Real estate:
One-to-four family residential	$131,072	$1,167	$1,530	$-	$133,769
Multifamily residential	23,394	273	-	-	23,667
Construction	18,488	1,933	-	-	20,421
Commercial land	46,455	5,138	7,733	75	59,401
Residential development	19,650	5,395	8,279	-	33,324
Other commercial real estate	257,769	7,882	20,949	-	286,600
Consumer real estate	113,036	1,327	3,523	135	118,021
Total real estate	609,864	23,115	42,014	210	675,203
Commercial business	47,423	376	254	-	48,053
Other consumer	11,200	-	2,054	-	13,254
Total loans	$668,487	$23,491	$44,322	$210	$736,510

Other Real Estate Owned. Real estate acquired by us as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned.  All foreclosed properties are written down to their estimated fair value (market value less estimated disposition costs) at acquisition.  Management will continue to aggressively market foreclosed properties for a timely disposition.

A summary of the activity in the other real estate owned account at December 31 for the past three years is presented in Table 14 below.

Table 14 - Other Real Estate Owned Rollforward
(Dollars in thousands)
	2011	2010	2009

Balance at beginning of year	$14,652	$5,067	$2,601
Additions to other real estate owned:
Acquisition of other real estate owned	6,374	1,076	-
New foreclosed properties	16,486	16,293	5,502
Reductions of other real estate owned:
Sales proceeds	(15,328)	(5,955)	(2,418)
Loss on sale of OREO	(294)	(447)	(280)
Writedowns	(4,319)	(1,382)	(338)
Balance at end of year	$17,571	$14,652	$5,067

Allowance for Loan Losses

 Management has established a systematic methodology for evaluating the adequacy of the Company’s allowance for loan losses.  The methodology is set forth in a formal policy and considers all loans in the portfolio. Specific allowances are established for certain individual loans that management considers impaired. The remainder of the portfolio is segmented into groups of loans with similar risk characteristics for evaluation and analysis.  In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower, the term of the loan, general economic conditions, and in the case of a secured loan, the quality of the collateral.  We increase our allowance for loan losses by charging provisions for loan losses against our current period income.  Management’s periodic evaluation of the adequacy of the allowance is consistently applied and is based on our past loan loss experience, particular risks inherent in the different kinds of lending that we engage in, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions, and other relevant internal and external factors that affect loan collectability.

At December 31, 2011, we had an allowance for loan losses of $11.7 million compared to $11.9 million at December 31, 2010.  Management believes that the current allowance meets the requirement for losses on loans that management considers to be impaired, for known losses, and for risks inherent in the remaining loan portfolios.  Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the determinations. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon their examination.

Table 15 below sets forth the breakdown of the allowance for loan losses by loan category at December 31 for the five years indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

Table 15 - Allocation of the Allowance for Loan Losses
(Dollars in thousands)
	At and for the Year Ended December 31
	2011		2010		2009		2008		2007
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans

One-to-four family residential	$500	20.6%	$500	18.2%	$250	14.8%	$275	13.5%	$250	14.0%
Multifamily residential	150	2.7%	200	3.2%	200	4.2%	225	3.7%	200	3.5%
Construction	800	2.8%	1,000	2.8%	1,775	3.7%	1,500	11.4%	900	16.2%
Nonresidential real estate	6,163	50.3%	5,724	51.5%	3,964	51.7%	3,026	47.7%	2,494	45.6%
Commercial business	2,000	6.7%	2,500	6.5%	1,000	6.3%	1,250	5.5%	1,000	6.0%
Consumer	2,100	16.9%	2,000	17.8%	2,000	19.3%	1,750	18.2%	1,300	14.7%
Total	$11,713	100.0%	$11,924	100.0%	$9,189	100.0%	$8,026	100.0%	$6,144	100.0%

Table 16 presents the changes in the allowance for loan losses over the past five years.

Table 16 - Summary of Loan Loss and Recovery Experience
(Dollars in thousands)
	At and for the Year Ended December 31
	2011	2010	2009	2008	2007

Allowances for loan losses at beginning of period	$11,924	$9,189	$8,026	$6,144	$5,764

Loan chargeoffs:
One-to-four family residential	(1,180)	(324)	(1)	(185)	(1)
Construction	(42)	(482)	(1,352)	(203)	-
Nonresidential real estate	(9,111)	(8,260)	(6,115)	(319)	(309)
Commercial business	(974)	(682)	(235)	(586)	(861)
Consumer	(544)	(2,044)	(2,268)	(167)	(83)
Total loan chargeoffs	(11,851)	(11,792)	(9,971)	(1,460)	(1,254)

Loan recoveries:
One-to-four family residential	17	4	-	-	-
Construction	250	48	-	-	-
Nonresidential real estate	410	364	137	11	-
Commercial business	171	4	10	46	296
Consumer	107	57	7	10	48
Total loan recoveries	955	477	154	67	344

Net loan chargeoffs	(10,896)	(11,315)	(9,817)	(1,393)	(910)

Provision for loan losses	10,685	14,050	10,980	3,275	1,290

Allowance for loan losses at end of period	$11,713	$11,924	$9,189	$8,026	$6,144

Ratios:
Allowance for loan losses to non-covered loans	2.04%	2.02%	1.51%	1.28%	1.10%
Net chargeoffs to average non-covered loans	1.88%	1.88%	1.58%	0.23%	0.17%

FDIC Loss Share Receivable. The FDIC loss share receivable relates to agreements with the FDIC, whereby the FDIC has agreed to reimburse to the Company 80% of the losses related to covered loans and other real estate that the Company assumed in the acquisition of a failed bank.  This loss share receivable is measured separately from the loan portfolio and other real estate because it is not contractually embedded in the loans and is not transferable with the loans should the Company choose to dispose of them.  The carrying value of this receivable is the present value of the estimated amount of loan and other real estate losses covered by the agreements multiplied by the FDIC reimbursement percentage.

Table 17 presents the changes in the FDIC loss share receivable for the twelve months ended December 31, 2011 and 2010.

Table 17 - FDIC Loss Share Rollforward
(Dollars in thousands)
	2011	2010

Balance at beginning of period	$24,848	$-
Additional FDIC loss share receivable from acquisitions	19,922	36,301
Increase in expected losses on indemnified assets	2,295	2,184
Claimable (gains) losses on OREO covered under loss share agreements	2,285	(14)
Reimbursable expenses claimed	810	318
Accretion of discounts and premiums, net	(2,946)	(2,597)
Receipt of payments from FDIC	(8,593)	(12,035)
Other	310	691
Balance at end of period	$38,931	$24,848

Deposits

The Company offers a wide array of deposit products for small businesses and consumers including demand deposit accounts, money market deposit accounts, savings accounts, and time deposits.  During 2011, the Company’s total deposits increased by $25.3 million from $850.8 million at December 31, 2010, to $876.1 million at December 31, 2011.  This increase in deposits was largely fueled by the $96.7 million in deposits assumed by New Horizons Bank during the second quarter of 2011.  Excluding the New Horizons Bank deposits, interest-bearing and non-interest bearing demand deposits, or checking accounts, increased by $33.3 million, or 13.7%, to $287.5 million at December 31, 2011.  Management is committed to increasing demand deposit accounts and building new and enhancing existing customer relationships through improving technology, expanding its branch network and focused marketing efforts. The Company continues to focus on promoting our remote deposit capture, which gives our commercial customers the ability to make deposits of checks remotely without physically visiting a branch office.  This allows our commercial sales force the opportunity to solicit business from commercial customers that may not be located near an existing branch office. During 2011, money market deposit accounts increased by $12.7 million, or 8.9%, to $155.2 million at December 31, 2011.  This growth was partly due to $7.7 million of deposits assumed from New Horizons Bank.  The remaining increase was partly due to consumers moving money from other financial institutions and brokerage accounts due to concerns about the safety of their principal.  Also, some consumers rolled their maturing time deposits into these accounts because they provide a higher degree of liquidity and provide a competitive interest rate.  Savings accounts increased by $3.5 million, or 20.8%, to $20.5 million.  This increase was partly due to the $1.1 million of savings accounts assumed from New Horizons Bank.  Time deposits decreased $35.6 million, or 7.9%, to $412.8 million at December 31, 2011.  In addition, the Bank assumed $38.5 million of time deposits from New Horizons Bank.  Excluding these assumed deposits, then Company’s time deposits decreased by $74.1 million.  This decrease was primarily due to the low level of short-term interest rates in 2011, which made alternative investments more attractive to customers.  While management is committed to growing its deposit base from within the Company’s market area, we are focused on building relationships and we generally do not offer premium interest rates on time deposits to customers that do not have a banking relationship with our Company.  From time to time, brokered time deposits may be used as an additional source of liquidity as needed.  However, historically we have not needed to solicit such brokered relationships and as of December 31, 2011, we had no brokered time deposits.

Table 18 below summarizes the deposit portfolio composition for the past three year periods ended December 31.

Table 18 - Deposit Portfolio Composition
(Dollars in thousands)
	2011		2010		2009
	Amount	% of Total Deposits	Amount	% of Total Deposits	Amount	% of Total Deposits
Noninterest-bearing demand	$88,077	10.1%	$70,389	8.3%	$45,830	7.5%
Interest-bearing demand	199,390	22.8%	172,414	20.3%	113,564	18.6%
Money market deposit	155,228	17.7%	142,538	16.8%	118,687	19.5%
Savings	20,542	2.3%	17,004	2.0%	10,584	1.7%
Time deposits < $100,000	239,381	27.3%	253,812	29.7%	204,167	33.6%
Time deposits > $100,000	173,438	19.8%	194,632	22.9%	116,513	19.1%
Total deposits	$876,056	100.0%	$850,789	100.0%	$609,345	100.0%

Table 19 below provides a maturity distribution for all time deposits over $100,000 as of December 31.

Table 19 - Maturity of Time Deposits Over $100,000
(Dollars in thousands)
	2011	2010	% Change
Within three months	$40,670	$49,996	-18.7%
After three months through six months	38,936	36,799	5.8%
After six months through twelve months	53,446	59,342	-9.9%
After twelve months	40,386	48,495	-16.7%
Total	$173,438	$194,632	-10.9%

Borrowed Money

The Company’s borrowed money includes advances from the FHLB, repurchase agreements and subordinated debt.  During 2011 our borrowed money decreased by $7.1 million from $85.8 million at December 31, 2010, to $78.7 million at December 31, 2011.  This decrease was primarily due to normal maturities during the period. The Company plans to use excess liquidity to repay these borrowings as they mature.  From time to time additional borrowed money may be used to fund additional loan growth, or to purchase investment securities.  Table 20 summarizes the balance and average rate for borrowed money at December 31 for the past three years.

Table 20 - Borrowed Money
(Dollars in thousands)
	2011		2010		2009
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
FHLB Advances	$60,688	3.78%	$67,782	3.64%	$56,165	3.80%
Repurchase Agreements	18,000	3.28%	18,000	3.28%	26,000	3.38%
Total Borrowed Money	$78,688	3.66%	$85,782	3.56%	$82,165	3.67%

Borrowed money provides an additional source of funding for the Company to cover new loan growth, repay maturing deposits, purchase investment securities, or other operating purposes. The Company’s borrowed money includes unsecured federal funds lines of credit with correspondent banks, secured lines of credit with the Federal Home Loan Bank of Atlanta, reverse repurchase agreements with other financial institutions and subordinated debt.  The interest rates on borrowed money ranged from 1.15% to 4.77% in 2011 and 2010 and ranged from 0.62% to 6.25% in 2009.  The highest outstanding balance at any month-end for borrowed money was $85.8 million in 2011, $110.6 million in 2010, and $120.1 million in 2009.  The average outstanding balance for FHLB advances was $62.8 million, $69.4 million and $58.8 million for 2011, 2010 and 2009, respectively.  The average outstanding balance for repurchase agreements was $18.0 million, $21.7 million, and $26.0 million for 2011, 2010, and 2009, respectively.

Capital Resources at December 31, 2011 and 2010

Funding for future growth is largely dependent upon the earnings of the Company and its subsidiaries.  At December 31, 2011, the Company had a capital-to-assets ratio of 8.6%.  As such, the Company fully expects to be able to meet future capital needs caused by growth and expansion as well as regulatory requirements.

Shareholders’ Equity.  Total shareholders’ equity decreased by $784,000 from $93.4 million at December 31, 2010, to $92.7 million at December 31, 2011.  This decrease was primarily due to the $1.4 million in cash dividends paid on preferred and common stock and the $584,000 accretion of the unamortized discount on preferred stock.  These decreases were partly offset by net income of $241,000 during 2011.

Bank Regulatory Capital.  OCC regulations require savings banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio and an 8% risk-based capital ratio.  At December 31, 2011, Citizens South Bank’s capital exceeded all applicable requirements. Under prompt corrective action regulations, the OCC is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank is placed in one of the following five categories based on the bank’s capital: 1) well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital); 2) adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital); 3) undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital); 4) significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and 5) critically undercapitalized (less than 2% tangible capital). As shown in Table 21 below, Citizens South Bank met the criteria for being considered “well-capitalized” at December 31, 2011 and 2010.

Table 21 - Regulatory Capital Requirements
		At December 31
	Well Capitalized	2011	2010
Leverage capital	5.00%	9.44%	9.74%
Tier 1 risk-based	6.00%	14.35%	15.54%
Total risk-based	10.00%	15.60%	16.80%

Preferred Stock. On September 22, 2011, Citizens South Banking Corporation entered into a Securities Purchase Agreement with the Secretary of the Treasury, pursuant to which the Company issued and sold to the Treasury 20,500 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C (Series C Preferred Stock), having a liquidation preference of $1,000 per share (the Liquidation Amount), for aggregate proceeds of $20,500,000.    The Securities Purchase Agreement was entered into, and the Series C Preferred Stock was issued, pursuant to the Treasury’s SBLF, as established under the Small Business Jobs Act of 2010.

The Company’s rights and obligations with respect to the Series C Preferred Stock are set forth in the Securities Purchase Agreement and the Certificate of Designation to its Certificate of Incorporation filed by the Company with the Secretary State of the State of Delaware on September 6, 2011, and as amended on September 19, 2011 (collectively referred to as the Certificate of Designation).  Those rights and obligations are summarized below.

The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate, which is calculated on the aggregate Liquidation Amount, was initially set at 4.84% per annum based upon the level of Qualified Small Business Lending, or “QSBL” (as defined in the Certificate of Designation) by the Company’s wholly owned subsidiary Citizens South Bank.  The dividend rate for future dividend periods will be set based upon the “Percentage Change in QSBL” (as defined in the Certificate of Designation) between each dividend period and the “Baseline” QSBL level.  Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods and from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases.  The Company may only declare and pay dividends on its common stock (or any other equity securities junior to the Series C Preferred Stock) if it has declared and paid dividends for the current dividend period on the Series C Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.

The Company may redeem the shares of Series C Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the Liquidation Amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the Company’s primary federal banking regulator.

The Series C Preferred Stock was issued in a private placement exempt from registration pursuant to the Securities Act of 1933, as amended.  As part of the Securities Purchase Agreement, the Company has granted the Treasury (and any successor) holder certain rights to require the Series C Preferred Stock to be registered for resale under the Securities Act of 1933, as amended.

As a result of the Company’s participation in SBLF, the Company redeemed all 20,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Series A Preferred Stock) it sold to the Treasury on December 12, 2008, in connection with the Treasury’s Capital Purchase Program.  The Company paid $20.6 million to the Treasury to redeem the Series A Preferred Stock, which includes the original investment of $20.5 million, plus accrued dividends.

Liquidity at December 31, 2011

The objectives of the Company’s liquidity management policy include providing adequate funds to meet the cash needs of both borrowers and depositors, to provide for the on-going operations of the Company, and to capitalize on opportunities for expansion.  Liquidity management addresses the Company’s ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.  The primary sources of internally generated funds are principal and interest payments on loans receivable, increases in local deposits, cash flows generated from operations, and cash flows generated by investments.  If the Company requires funds beyond its internal funding capabilities, it may rely upon external sources of funds such as brokered deposits and borrowings, including FHLB advances.  At December 31, 2011, the Bank had approximately $103.1 million in additional borrowings available from its line of credit from the FHLB.  The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member of the FHLB, we are required to own capital stock in the FHLB and we are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met. Advances are made pursuant to several different credit programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit.  In addition, the Bank maintains a $16 million unsecured Fed funds line of credit with Pacific Coast Bankers Bank and a $6 million unsecured Fed funds line of credit with CenterState Bank of Florida. As of December 31, 2011, the balance on both of the Fed funds lines of credit was $0. The Company may also solicit brokered deposits for providing funds for asset growth.

Off-Balance Sheet Arrangements

In the normal course of business, various commitments are outstanding that are not reflected in the Company’s consolidated financial statements.  Commitments to extend credit and undisbursed advances on customer lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  The funding of these commitments and previously approved undisbursed lines of credit could affect the Company’s liquidity position.  The Company does not have any special purpose entities or other similar forms of off-balance sheet financing.

Table 22 details the Company’s off-balance sheet commitments at December 31, 2011 and December 31, 2010.

Table 22 - Commitments
(Dollars in thousands)
	2011	2010

Loan commitments:
Residential mortgage loans	$24,484	$14,530

Unused lines of credit:
Residential Construction	$7,390	$5,868
Commercial Real Estate	18,593	6,505
Commercial Business	9,558	8,775
Consumer	74,930	76,015
Total unused lines of credit	$110,471	$97,163

Undisbursed Construction Loan Proceeds	$1,200	$524

Contractual Obligations.  Under existing contractual obligations, the Company will be required to make payments in future periods.  The Company expects that a portion of the deposits will not be renewed upon maturity.  If there is a higher than normal level of time deposits that are not renewed at maturity, then the Company may experience a decrease in liquidity.  This may result in the Company offering higher than market interest rates to maintain deposits, which would increase interest expense.  Transaction deposit accounts with indeterminate maturities have been classified as having payments due in one year or less. Table 23 following this discussion presents aggregated information about payments due under such contractual obligations at December 31, 2011.

Table 23 - Contractual Obligations
(Dollars in thousands)
	Total	Less Than 1 year	Over 1 Year to 3 Years	Over 3 years to 5 Years	After 5 Years
Deposits	$876,056	$780,688	$82,807	$12,561	$-
Securities sold under repurchase agreements	9,787	9,787	-	-	-
Borrowings	78,688	17,954	18,734	42,000	-
Subordinated debt	15,464	-	-	-	15,464
Leases	5,690	641	797	837	3,415
Total contractual cash obligations	$979,995	$809,070	$102,338	$55,398	$18,879

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation.  Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial in nature.  As a result, interest rates have a more significant impact on the Company’s performance than the effect of inflation.  Interest rates do not necessarily change in the same magnitude as the price of goods and services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates.  The risk of loss can be reflected in diminished market values and/or reduced net interest income in future periods.  The Company’s most significant form of market risk is interest rate risk, as the majority of the Company’s assets and liabilities are sensitive to changes in interest rates.  The structure of the Company’s loan and deposit portfolios is such that significant changes in interest rates could adversely impact net interest income.  The Company does not maintain a trading account, nor is it subject to currency exchange risk or commodity price risk.  The Company’s Asset/Liability Committee (ALCO) is responsible for monitoring and managing exposure to interest rate risk. The Company’s ALCO monitors the Company’s level of interest rate sensitivity and ensures that the level of sensitivity of the Company’s net portfolio value is maintained within limits established by the Board of Directors. Through such management, the ALCO seeks to reduce the vulnerability of the Company’s operations to changes in interest rates. During the past year, the ALCO utilized the following strategies to manage interest rate risk: 1) emphasizing the origination and retention of short-term commercial business loans and nonresidential mortgage loans; 2) emphasizing the origination of adjustable-rate home equity lines of credit; 3) emphasizing the origination and retention of adjustable-rate one-to-four family residential mortgage loans; 4) originating most new fixed-rate mortgage loans as a broker for a third party; and 5) focusing on growing the Company’s core deposit portfolio.

The OCC requires the computation of amounts by which the net present value of the Bank’s cash flow from assets, liabilities, and off balance sheet items (the Bank’s net portfolio value, or NPV) and the net interest income (NII) of the Bank would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on a bank’s NPV and NII from instantaneous and permanent one hundred- to three hundred-basis point increases and decreases in market interest rates.  Table 24, which follows this discussion, presents the Bank’s projected change in NPV and NII at December 31, 2011, as calculated by an independent third party, based upon information provided by the Bank.  This table also details the Bank’s level of sensitivity, given a hypothetical, immediate, and sustained change in interest rates from + 300 basis points to – 300 basis points, and its range of acceptable sensitivity established by the Board of Directors.

Table 24 - Interest Rate Risk
(Dollars in thousands)
	Estimated Theoretical Net Interest Income		Estimated Theoretical Net Portfolio Value
Hypothetical, Immediate and Sustained Changes in Interest Rates	Amount	% Change	Amount	% Change

300 basis point rise	$27,094	-5.32%	$118,316	-4.30%
200 basis point rise	27,343	-4.45%	120,674	-2.39%
100 basis point rise	27,714	-3.16%	122,626	-0.81%
No change	28,617	0.00%	123,632	0.00%
100 basis point decline	27,464	-4.03%	123,665	0.03%
200 basis point decline	26,149	-8.62%	133,683	8.13%
300 basis point decline	25,480	-10.96%	151,171	22.28%

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement.  Modeling changes in NPV require the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the NPV presented in Table 24 above assumes that the composition of the interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV on Table 24 provides an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and will differ from actual results.

As of March 31, 2012, there have been no material changes to the Company’s asset/liability management strategies or interest rate position that were described above as of December 31, 2011.

OTHER INFORMATION

Citizens South adopted ASU 2011-5, Comprehensive Income, as of January 1, 2012, which required a separate statement of Comprehensive Income that follows the Statement of Operations. As this standard requires retrospective application, we are including the impact of the adoption of this accounting principle below to reflect retrospective application for each of the years for the three-year period ended December 31, 2011, as those financial statements are incorporated by reference into the registration statement of which this Joint Proxy Statement/Prospectus forms a part.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/LOSS (unaudited)

	Three Months Ended		For the Year Ended
	March 31,		December 31,
	2012	2011	2011	2010	2009
(Dollars in thousands)

Net income (loss)	$(2,140)	$(891)	$241	$8,639	$(30,007)

Other comprehensive income (loss):
Investment securities, available for sale:
Unrealized holding gains arising during period	135	49	615	806	1,674
Tax expense	(52)	(19)	(238)	(311)	(645)
Reclassification for realized gains included in net income	(664)	-	(111)	(349)	(2,198)
Tax benefit	256	-	43	135	847
Other comprehensive income (loss)	(325)	30	309	281	(322)
Total comprehensive loss	$(2,465)	$(861)	$550	$8,920	$(30,329)

MANAGEMENT FOLLOWING THE MERGER

Effective upon completion of the merger, Park Sterling will appoint to the Park Sterling board of directors Kim S. Price and Ben R. Rudisill, II, each of whom currently serves on the Citizens South board of directors. Brief descriptions of the business experience of each of Messrs. Price and Rudisill are set forth below.

Kim S. Price. Mr. Price, age 56, is the President and Chief Executive Officer of Citizens South Banking Corporation and Citizens South Bank, and has served in these positions since August 1997.  Through his experience in managing the operations and employees of Citizens South, and his knowledge of Citizens South’s business, history, organization and executive management, Mr. Price will provide the Park Sterling board of directors with tremendous insight into the effective integration of the Citizens South operations. In addition, Mr. Price will be able to provide valuable guidance regarding merger activities, government and community relations, interactions with industry group and professional associations and business development efforts.

Ben R. Rudisill, II. Mr. Rudisill, age 68, is the President of Rudisill Enterprises, Inc., a beverage distributor and food broker, and has served in that position since 1976.  Mr. Rudisill served as Vice Chairman of the Citizens South board of directors from January 1998 to May 2012, when he became Chairman, and as Chairman of the Citizens South Bank board of directors since May 2009.  Mr. Rudisill’s business experience gives him extensive insights into the customers who live in Citizens South’s market areas and economic developments affecting the communities in which Citizens South operates. In addition, through his tenure on the Citizens South board of directors, Mr. Rudisill has developed knowledge of Citizens South’s business, history, organization and executive management, which, together with his personal understanding of many of the markets that Citizens South serves, will be a significant resource as Park Sterling integrates the Citizens South operations.

Information regarding the current directors and executive officers of Park Sterling, each of whom will continue to serve as a director and/or and executive officer of Park Sterling after completion of the merger, can be found in Park Sterling’s definitive proxy statement for its 2012 annual meeting of shareholders. See “Where You Can Find More Information.”

TRANSACTIONS WITH RELATED PERSONS AND
CERTAIN CONTROL PERSONS OF CITIZENS SOUTH

Federal law and regulation generally requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features.  Although federal regulations permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees, Citizens South Bank does not provide loans to executive officers and directors on preferential terms when compared to persons who are not affiliated with Citizens South Bank, and, at December 31, 2011, all of such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Citizens South Bank, and did not involve more than the normal risk of repayment or present other unfavorable features.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from:  (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director.  There are several exceptions to this general prohibition, one of which is applicable to Citizens South.  Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act.  All loans to Citizens South’s directors and officers are made in conformity with the Federal Reserve Act and the Federal Reserve Board Regulation O.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS
AND CERTAIN BENEFICIAL OWNERS OF CITIZENS SOUTH

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the beneficial ownership determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of Citizens South common stock as of June 30, 2012 by those persons known to Citizens South to be the beneficial owners of more than five percent of Citizens South’s common stock, based solely on the most recent Schedule 13D and 13G reports filed with the SEC and the information contained in those filings. The nature of beneficial ownership of the shares included is presented in the notes following the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class

Mendon Capital Advisors Corp. (2) 150 Allens Creek Road Rochester, New York 14618	1,145,149	9.95%

Wellington Management Company, LLP (3) 280 Congress Street Boston, Massachusetts 02210-1039	1,129,483	9.82%

Manulife Financial Corporation (4) 200 Bloor Street East Toronto, Ontario, Canada M4W 1E5	978,792	8.51%

(1)
“Beneficial Ownership” for purposes of the table is determined according to the meaning of applicable securities regulations and based on a review of reports filed with the SEC pursuant to Section 13(d) of the Exchange Act.

(2)	Based upon a Schedule 13G/A filed with the SEC on February 13, 2012.

(3)
Based upon a Schedule 13G filed with the SEC on February 14, 2011. Wellington Management Company, LLP (Wellington Management), in its capacity as an investment adviser, may be deemed to have beneficial ownership of 1,129,483 shares of common stock that are owned by numerous investment advisor clients, none of which is known to have such interest with respect to more than 5% of the class of shares. Wellington Management is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

(4)
Based upon a Schedule 13G filed with the SEC on February 11, 2011. Manulife Financial Corporation, in its capacity as a parent holding company or control person, may be deemed to have beneficial ownership of 978,792 shares of common stock that are owned by its indirect, wholly-owned subsidiary, Manulife Asset Management (US) LLC, in its capacity as an investment advisory located in Boston, Massachusetts, of which shares John Hancock Regional Bank Fund, in its capacity as a registered investment company under the Investment Company Act of 1940, located in Boston, Massachusetts, owns directly 635,611 shares.

Directors and Executive Officers

The following table sets forth information with respect to the beneficial ownership of Citizens South common stock as of June 30, 2012 by each director and named executive officer of Citizens South, and of such directors and all executive officers of Citizens South, as a group.  Except as otherwise indicated, the persons named in the table have sole voting and investment power over the shares included in the table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	(1)	Percent of Class

Ben R. Rudisill, II	142,074	(2)	1.23%
Richard K. Craig	11,615	(3)	*
Eugene R. Matthews, II	148,489	(4)	1.29%
Kim S. Price	330,417	(5)	2.84%
James J. Fuller	63,547	(2)	*
Gary F. Hoskins	156,370	(6)	1.35%
Paul L. Teem, Jr.	226,270	(7)	1.96%
Daniel M. Boyd, IV	70,235	(8)	*
J. Stephen Huffstetler	75,316	(9)	*
Kimberly G. Cooke	24,726	(10)	*
Ira M. Flowe, Jr.	24,799	(11)	*
Patricia T. Kahle	12,322	(12)	*
Anthony N. Stancil	5,150	(13)	*
Frank W. Ix	5,000	(14)	*
All directors and executive officers as a group (15 persons)	1,507,344 (15)	(16)	12.59%

*	Less than 1%

(1)
Unless otherwise indicated, each person effectively exercises sole (or shared with spouse) voting and dispositive power as to the shares reported.  All shares reflect adjustment for the stock dividend distributed on November 15, 2010.

(2)	Includes 26,156 shares that may be acquired pursuant to presently exercisable stock options.

(3)	Includes 2,940 shares that may be acquired pursuant to presently exercisable stock options.

(4)
Includes 26,156 shares that may be acquired pursuant to presently exercisable stock options, 32,295 shares owned by a charitable foundation of which Mr. Matthews serves as President and as a director, plus 23,457 shares owned by two limited liability companies of which Mr. Matthews has a minority ownership.

(5)	Includes 134,400 shares that may be acquired pursuant to presently exercisable stock options.

(6)	Includes 54,729 shares that may be acquired pursuant to presently exercisable stock options.

(7)	Includes 67,326 shares that may be acquired pursuant to presently exercisable stock options.

(8)	Includes 37,926 shares that may be acquired pursuant to presently exercisable stock options.

(9)	Includes 25,326 shares that may be acquired pursuant to presently exercisable stock options.

(10)	Includes 12,571 shares that may be acquired pursuant to presently exercisable stock options.

(11)	Includes 12,201 shares that may be acquired pursuant to presently exercisable stock options.

(12)	Includes 4,326 shares that may be acquired pursuant to presently exercisable stock options.

(13)	Includes 4,200 shares that may be acquired pursuant to presently exercisable stock options.

(14)	Includes 2,000 shares that may be acquired pursuant to presently exercisable stock options.

(15)
Includes 211,014 shares (which includes 26,744 shares that may be acquired pursuant to presently exercisable stock options) held by a director whose term expired at Citizens South’s 2012 annual meeting of stockholders and who retired from the Citizens South board of directors at that meeting, but who executed a support agreement in which he agreed to vote his shares of Citizens South common stock in favor of the merger and against an alternative business combination and not sell or transfer any shares of Citizens South common stock.

(16)
Includes 228,699 shares held indirectly by executive officers in Citizens South-sponsored qualified retirement plans, which consists of 135,597 shares allocated to the accounts of executive officers under Citizens South’s 401(k) plan and excludes the remaining 244,460 shares owned by Citizens South’s 401(k) plan for the benefit of employees, and 93,102 shares allocated to the accounts of executive officers under the Citizens South ESOP and excludes the remaining 311,591 shares owned by the Citizens South ESOP for the benefit of employees.  Under the terms of the Citizens South 401(k) plan and the Citizens South ESOP, shares of common stock allocated to the accounts of employees are voted in accordance with the instructions of the respective employees.  Unallocated shares in the Citizens South ESOP are voted by the trustee in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated shares, unless its fiduciary duty requires otherwise.  Also includes 463,157 shares that may be acquired pursuant to presently exercisable stock options held by directors and executive officers.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Park Sterling and Citizens South and have been prepared to illustrate the effects of the merger involving Park Sterling and Citizens South under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Citizens South, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of Citizens South’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information combines the historical financial information of Park Sterling and Citizens South as of and for the three-month period ended March 31, 2012 and for the year ended December 31, 2011, and has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and Citizens South, in the case of Park Sterling, included in reports previously filed with the SEC and incorporated into this Joint Proxy Statement/Prospectus by reference and, in the case of Citizens South, which are included in this Joint Proxy Statement/Prospectus beginning on page F-1. See “Where You Can Find More Information.”

The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if the merger had been consummated on March 31, 2012.  The unaudited pro forma consolidated statements of income dated for the three months ended March 31, 2012 and for the year ended December 31, 2011 give effect to the merger as if the merger had been consummated on January 1, 2011.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, asset dispositions and/or other balance sheet restructuring activities and share repurchases among other factors.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed.  Adjustments may include, but not be limited to, changes in (i) Citizens South’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Park Sterling’s stock varies from the assumed $4.50 per share, the closing stock price on May 11, 2012, the last trading day before the execution of the merger agreement; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Standards (SFAS) No. 141(R) (ASC Topic 805) (ASC Topic 805), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, but retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

ASC Topic 805 revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date that was required under prior accounting guidance. Under ASC Topic 805 all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. ASC Topic 805 requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC Topic 420 as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

ASC Topic 805 also retains the accounting guidance for identifying and recognizing intangible assets separately from goodwill. However, ASC Topic 805’s scope is broader than that of prior accounting guidance, which applied to only business combinations in which control was obtained by transferring consideration. The application of ASC Topic 805 was considered in arriving at the unaudited pro forma results in the tables provided below, including the tabular presentation immediately below, which cross-references the required disclosures under ASC Topic 805.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Balance Sheet
 as of March 31, 2012

(Dollars in thousands, except per share data)
	Historical
	Park Sterling Corporation	Citizens South Banking Corporation	Pro Forma before Adjustments	3/31/2012 Pro Forma Adjustments		Pro Forma after Adjustments
ASSETS
Cash and due from banks	$18,016	$12,724	$30,740	$-		$30,740
Interest-earning balances at banks	15,567	102,698	118,265	(24,163)	A	85,729
				(8,373)	A
Federal funds sold	20,085	-	20,085	-		20,085
Investment securities available-for-sale, at fair value	232,464	20,947	253,411	-		253,411
Investment securities held-to-maturity, at amortized cost	-	100,464	100,464	1,762	B	102,226
Nonmarketable equity securities	8,510	5,067	13,577	-		13,577
Loans held for sale	8,055	4,666	12,721	-		12,721
Loans	727,862	728,525	1,456,387	26,157	C	1,425,522
				(59,682)	C
				2,660	C
Allowance for loan losses	(9,556)	(11,583)	(21,139)	11,583	D	(9,556)
Net loans	718,306	716,942	1,435,248	(19,282)		1,415,966

Premises and equipment, net	24,371	25,671	50,042	3,556	E	53,598
Accrued interest receivable	2,604	2,577	5,181	-		5,181
Other real estate owned	16,674	21,352	38,026	-		38,026
Bank-owned life insurance	26,456	18,554	45,010	-		45,010
FDIC loss share receivable	-	30,448	30,448	5,376	F	35,824
Goodwill	649	-	649	10,204	G	10,853
Intangible assets	3,920	1,251	5,171	(1,251)	H	8,679
				4,759	H
Deferred tax asset	30,143	3,523	33,666	1,148	I	38,117
				3,303	A
Other assets	4,931	6,931	11,862	-		11,862

Total assets	$1,130,751	$1,073,815	$2,204,566	$(22,961)		$2,181,605

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$148,929	$97,437	$246,366	$-		$246,366
Interest-bearing	707,508	775,209	1,482,717	(128)	J	1,484,141
				1,552	J
Total deposits	856,437	872,646	1,729,083	1,424		1,730,507

Short-term borrowings	852	9,919	10,771	-		10,771
Long-term borrowings	55,000	78,697	133,697	(267)	K	138,521
				5,091	K
Subordinated debt	12,396	15,464	27,860	(9,278)	L	18,582
Accrued interest payable	299	843	1,142	-		1,142
Accrued expenses and other liabilities	12,951	6,236	19,187	1,010	M	20,197
Total liabilities	937,935	983,805	1,921,740	(2,020)		1,919,720

Shareholders' equity:
Preferred stock	-	20,500	20,500	-		20,500
Common stock	32,644	124	32,768	(124)	N	44,564
				11,920	N
Additional paid-in capital	172,873	63,941	236,814	(63,941)	N	209,522
				41,719	N
				(5,070)	A
Retained earnings / (accumulated deficit)	(16,137)	5,477	(10,660)	(5,477)	N	(16,137)
Accumulated other comprehensive income	3,436	(32)	3,404	32	N	3,436
Total shareholders' equity	192,816	90,010	282,826	(20,941)		261,885

Total liabilities and shareholders' equity	$1,130,751	$1,073,815	$2,204,566	$(22,961)		$2,181,605

Number of common shares outstanding	32,643,627	11,506,324		11,919,746		44,563,373

Total book value per share	$6.01	$6.04				$5.42

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Statements of Income
 For the Three Months Ended March 31, 2012
(Dollars in thousands, except per share data)
	Historical
	Park Sterling Corporation	Citizens South Banking Corporation	Pro Forma before Adjustments	Pro Forma Adjustments		Pro Forma after Adjustments
Interest income
Loans, including fees	$12,110	$9,646	$21,756	$(900)	O	$21,491
				635	O
Taxable investment securities	1,084	736	1,820	(86)	P	1,734
Tax-exempt investment securities	185	38	223	-		223
Federal funds sold and other	18	49	67	-		67
Total interest income	13,397	10,469	23,866	(351)		23,515

Interest expense
Deposits	1,147	1,236	2,383	(273)	Q	2,110
Short-term borrowings	3	8	11	-		11
Long-term borrowings	161	669	830	(283)	R	547
Subordinated debt	367	103	470	97	S	567
Total interest expense	1,678	2,016	3,694	(459)		3,235
Net interest income	11,719	8,453	20,172	108		20,280

Provision for loan losses	123	6,300	6,423	-	T	6,423
Net interest income after provision for loan losses	11,596	2,153	13,749	108		13,857

Noninterest income
Service charges on deposit accounts	314	1,055	1,369	-		1,369
Income on fiduciary activities	540	-	540	-		540
Commissions from sales of mutual funds	59	86	145	-		145
Gain on sale of securities available-for-sale	-	664	664	-		664
Mortgage banking income	461	317	778	-		778
Income from bank-owned life insurance	259	184	443	-		443
Other noninterest income	322	551	873	-		873
Total noninterest income	1,955	2,857	4,812	-		4,812

Noninterest expense
Salaries and employee benefits	6,124	3,846	9,970	-		9,970
Occupancy and equipment	820	908	1,728	20	U	1,748
Amortization of intangible assets	102	122	224	119	V	221
				(122)	V
Deposit charges and FDIC insurance	291	418	709	-		709
Other real estate owned expense	522	1,607	2,129	-		2,129
Other noninterest expense	3,144	1,921	5,065	-		5,065
Total noninterest expense	11,003	8,822	19,825	17		19,842

Income (loss) before income taxes	2,548	(3,812)	(1,264)	91		(1,173)

Income tax expense (benefit)	825	(1,672)	(847)	36	W	(811)

Net income (loss)	$1,723	$(2,140)	$(417)	$55		$(362)

Dividends on preferred stock	-	122	122	-		122

Net income (loss) allocable to common shareholders	$1,723	$(2,262)	$(539)	$55		$(484)

Other comprehensive income (loss)	556	(325)	231	-		231

Comprehensive income (loss)	$2,279	$(2,587)	$(308)	$55		$(253)

Earnings per common share	$0.05	$(0.20)				$(0.01)
Diluted earnings per common share	$0.05	$(0.20)				$(0.01)
Average common shares outstanding	32,075,367	11,469,525		11,919,746		43,995,113
Diluted average common shares outstanding	32,075,398	11,469,525		11,919,746		43,995,144

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)
Pro Forma Condensed Consolidated Statements of Income
 For the Year Ended December 31, 2011
(Dollars in thousands, except per share data)
	Historical
	Park Sterling Corporation	Citizens South Banking Corporation	Pro Forma before Adjustments	Pro Forma Adjustments		Pro Forma after Adjustments
Interest income
Loans, including fees	$21,776	$40,158	$61,934	$(3,600)	O	$60,874
				2,540	O
Taxable investment securities	2,883	3,412	6,295	(344)	P	5,951
Tax-exempt investment securities	716	304	1,020	-		1,020
Federal funds sold and other	189	202	391	-		391
Total interest income	25,564	44,076	69,640	(1,404)		68,236

Interest expense
Deposits	4,754	7,128	11,882	(694)	Q	11,188
Short-term borrowings	3	60	63	-		63
Long-term borrowings	557	3,022	3,579	(1,003)	R	2,576
Subordinated debt	855	328	1,183	388	S	1,571
Total interest expense	6,169	10,538	16,707	(1,309)		15,398
Net interest income	19,395	33,538	52,933	(95)		52,838

Provision for loan losses	9,385	10,685	20,070	-	T	20,070
Net interest income after provision for loan losses	10,010	22,853	32,863	(95)		32,768

Noninterest income
Service charges on deposit accounts	315	4,154	4,469	-		4,469
Income on fiduciary activities	418	-	418	-		418
Commissions from sales of mutual funds	29	267	296	-		296
Gain on sale of securities available-for-sale	20	111	131	-		131
Mortgage banking income	297	2,155	2,452	-		2,452
Income from bank-owned life insurance	248	777	1,025	-		1,025
Other noninterest income	320	4,219	4,539	-		4,539
Total noninterest income	1,647	11,683	13,330	-		13,330

Noninterest expense
Salaries and employee benefits	14,778	15,000	29,778	-		29,778
Occupancy and equipment	1,588	3,421	5,009	80	U	5,089
Amortization of intangible assets	68	538	606	476	V	598
				(484)	V
Deposit charges and FDIC insurance	733	1,535	2,268	-		2,268
Other real estate owned expense	829	5,963	6,792	-		6,792
Other noninterest expense	6,964	8,540	15,504	-		15,504
Total noninterest expense	24,960	34,997	59,957	72		60,029

Income (loss) before income taxes	(13,303)	(461)	(13,764)	(167)		(13,931)

Income tax expense (benefit)	(4,944)	(702)	(5,646)	(66)	W	(5,712)

Net income (loss)	$(8,359)	$241	$(8,118)	$(101)		$(8,219)

Dividends on preferred stock	-	1,526	1,526	-		1,526

Net income (loss) allocable to common shareholders	$(8,359)	$(1,285)	$(9,644)	$(101)		$(9,745)

Other comprehensive income (loss)	3,818	309	4,127	-		4,127

Comprehensive income (loss)	$(4,541)	$(976)	$(5,517)	$(101)		$(5,618)

Earnings per common share	$(0.29)	$(0.11)				$(0.24)
Diluted earnings per common share	$(0.29)	$(0.11)				$(0.24)
Average common shares outstanding	28,723,647	11,459,046		11,919,746		40,643,393
Diluted average common shares outstanding	28,723,647	11,459,046		11,919,746		40,643,393

* See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting.  Balance sheet data is presented as of March 31, 2012 and assumes the merger involving Park Sterling and Citizens South was completed on that date.  Income statement data is presented to give effect to the merger as if it had occurred on January 1, 2011. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger been consummated at the beginning of the period presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the fourth quarter of 2012, provides that the merger consideration to be paid by Park Sterling will be approximately 70% in shares of Park Sterling common stock and approximately 30% in cash, and is subject to satisfaction of customary closing conditions, including Park Sterling and Citizens South shareholder approval and regulatory approvals.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of Citizens South at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Citizens South’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of Citizens South as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Citizens South’s stockholders’ equity including results of operations from April 1, 2012 through the date the merger is completed or Park Sterling’s stock price will also change the amount of goodwill recorded.

Note 2 – Accounting Policies and Financial Statement Classifications

The accounting policies of both Park Sterling and Citizens South are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined. There are currently no material transactions between Park Sterling and Citizens South in relation to the unaudited pro forma condensed combined financial information.

Note 3 – Merger-Related Charges

In connection with the merger, the plan to integrate Park Sterling’s and Citizens South’s operations is still being developed. The total merger-related costs have been preliminarily estimated to be approximately $8.4 million ($5.1 million after tax) and are included in the unaudited pro forma condensed consolidated balance sheet in accordance with disclosure guidelines. These estimates are based on current managerial assumptions regarding the operations and activities of the combined companies. The specific details of these plans will continue to be refined over the next several months as business units and functional areas from Park Sterling and Citizens South work together to finalize their operating models. This effort is designed to assess the two companies’ product offerings, organizational structure, operating platforms information technology, distribution network, operating policies and procedures, employee benefit plans, supply chain methodologies, and service contracts to determine optimum strategies to serve customers and realize cost savings. Management is unable to determine the exact period over which merger costs will be recognized until this integration planning is completed. However, management does not anticipate realizing at completion of the merger the full $8.4 million in merger costs ($5.1 million after tax) estimated above and included in the Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2012. The following table provides a breakdown of the estimated merger-related charges by type, including management’s estimate of merger-related charges that may be realized through the first quarter after completion of the merger.

(Dollars in thousands)	Estimated Merger-Related Charges
	Total	Actual Through March 31, 2012	Remaining	Estimated Timing of Recognition

Employee-Related Expense	$3,711	$-	$3,711	Within 12-18 months of merger consummation

Technology and Operations Integration	1,153	-	1,153	Within 6 months of merger consummation

Legal and Professional Fees	1,085	-	1,085	Within 12 months of merger consummation

Investment Banking Fees	1,745	-	1,745	At merger consummation

Other Merger-Related Expenses	679	-	679	Within 12 months of merger consummation

	$8,373	$-	$8,373

Note 4 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

Balance Sheet Adjustments
A
Cash was adjusted to reflect the payment of cash merger consideration of an estimated $24.2 million and estimated merger-related expenses of $8.4 million ($5.1 million after tax and offset by a reduction in additional paid-in capital). As discussed in Note 3, management does not anticipate realizing at completion of the merger the full $8.4 million.

B	Investments held-to-maturity were adjusted to reflect the current market value of those securities.

C
Loans, including covered loans, were adjusted a net $30.9 million which reflects the write-off of the Citizens South fair value mark of $26.1 million (debit) related to the reimbursement by the FDIC of a percentage of the losses related to loans and other real estate that Citizens South acquired in FDIC-assisted acquisitions in 2011 and 2010, the estimated credit portion of the fair value adjustment of $59.7 million (credit) and the estimated fair value based upon current interest rates for similar loans of $2.7 million (debit). Park Sterling identified $57.0 million in net preliminary estimated fair value adjustments to Citizens South’s loan portfolio during due diligence. Both the estimated credit and interest portions of the mark are required under ASC Topic 805. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

The interest rate portion of the fair value adjustment ($2.7 million) was determined by comparing the pricing on Citizens South’s existing loan exposures to current market benchmarks. Exposures were analyzed based on loan type, risk rating and maturity. This adjustment will be amortized into income over the estimated lives of these loans. Estimated amortization in the pro forma was determined using the sum-of-the-years-digits method, which approximates the level yield method.

The credit portion of the fair value adjustment ($59.7 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by Park Sterling during due diligence. The scope of this due diligence, which was conducted as of March 31, 2012, included approximately $746.1 million in total loans, of which $275.9 million, or 37%, were evaluated through individual file reviews, $328.4 million, or 44%, through quantitative modeling and $141.8 million, or 19%, through extrapolation of findings from the individual file reviews and quantitative modeling. Individual file reviews included evaluation of factors such as a borrower’s balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. Quantitative modeling included evaluation of roll rate analysis and estimates of probability of default and loss given default.  Both approaches represent Park Sterling’s judgment regarding the potential credit losses in Citizens South’s loan portfolio based upon assumptions regarding potential migration of Citizens South’s loan portfolio in future periods and assumptions regarding potential disposition strategies for problem assets.

During due diligence, Park Sterling engaged a third-party advisor to evaluate the consumer and residential mortgage portfolio and third-party contractors to assist Park Sterling personnel with the evaluation of the commercial real estate and C&I portfolios. As part of this due diligence, loans were initially segregated and evaluated by loan type. Within each loan type, loans were further segregated and evaluated by performance characteristics such as loan grade and payment status (i.e., 30 days past due, 60 to 89 days past due, 90 plus days past due, nonaccrual). Through this evaluation, approximately $118.2 million of loans were estimated to be purchased credit-impaired (loans for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments).  A breakdown of the estimated FDIC covered, purchased credit-impaired and purchased performing loans by loan type, as well as the credit mark allocation, is shown in the tables below. These values represent the loan balances as recorded in Citizens South’s loan system and exclude any loan marks or other adjustments.

(Dollars in thousands)
	FDIC Covered	Purchased Credit- Impaired	Purchased Performing	Total Loans

Commercial & industrial	$6,444	$1,761	$42,190	$50,395
Commercial real estate - owner-occupied	24,039	21,948	90,035	136,022
Commercial real estate - investor income producing	65,217	53,325	86,261	204,803
Construction & development	33,436	28,715	39,539	101,690
Residential mortgage	35,352	11,657	103,545	150,554
Home equity lines of credit	6,964	271	86,709	93,944
Other consumer	3,420	504	4,757	8,681

	$174,872	$118,181	$453,036	$746,089

(Dollars in thousands)	Credit Mark Allocation
	$	% of Total Credit Mark

FDIC Covered	$31,427	57%
Purchased Credit-Impaired	18,414	25%
Purchased Performing	9,841	18%

	$59,682	100%

The $118.2 million of loans estimated to be purchased credit-impaired fall within the scope of ASC 310-30, which provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments. The estimated annual contractually required interest payments on these purchased credit-impaired loans total $6.4 million, none of which is expected to be collected.

The final determination of whether any of the acquired loans, including FDIC-covered loans, are to be accounted for as purchased credit-impaired under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis. The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans. The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. Park Sterling has engaged a third-party advisor to assist in its implementation. Final determination of which acquired loans will be evaluated individually for accretion and impairment testing purposes, which loans will be segregated into pools, how many pools will be created and how such segregation will occur will be determined at merger consummation.

The estimate of contractual cash flows resulting from Park Sterling’s due diligence, including both the estimated interest rate portion and credit portion of the total $59.7 million fair value adjustment, differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized.  When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method.  Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.

D	Citizens South’s existing allowance for loan losses was eliminated to reflect accounting guidance.

E	Premises and equipment were adjusted by $3.6 million to reflect estimated fair value adjustments for real property.

F
The FDIC loss share receivable was adjusted to reflect the percentage of the loan fair value mark, as outlined in the agreement with the FDIC, which is reimbursable. Subject to FDIC approval on the transfer of the receivable, the FDIC will reimburse Park Sterling a percentage of the losses related to loans and other real estate that Citizens South in the acquisitions New Horizons Bank in April 2011 and Bank of Hiawassee in March 2010. This loss share receivable is measured separately from the loan portfolio and other real estate because it is not contractually embedded in the loans. The carrying value of this receivable is determined as of the balance sheet date presented by multiplying the estimated amount of loan and other real estate losses covered by the agreements by the FDIC reimbursement percentage.

G
As described in Note 5 – Preliminary Acquisition Accounting Allocation in the accompanying notes, based on management’s estimates of adjustments to reflect assets acquired and liabilities assumed at fair value, the aggregate purchase price to be paid by Park Sterling, assuming a price per share of Park Sterling common stock of $4.50 (the closing stock price on May 11, 2012, the last trading day before the execution of the merger agreement), will result in approximately $10.2 million in preliminary goodwill in connection with the merger. Management believes this estimated goodwill appropriately reflects the potential contribution of Citizens South to the Park Sterling franchise as a strong business and cultural fit that also advances Park Sterling’s objective of building a regional banking franchise in the Carolinas and Virginia and complements Park Sterling’s organic growth initiatives in the Charlotte-Gastonia-Rock Hill MSA, provides an attractive source of core deposits and expands Park Sterling’s current product mix by adding attractive wealth management, residential mortgage, retail banking and cash management capabilities. See “The Merger—Park Sterling’s Reasons for the Merger and Recommendation of the Park Sterling Board of Directors” beginning on page 68 of this Joint Proxy Statement/Prospectus for a discussion of the material factors considered by the Park Sterling board of directors in connection with its evaluation of the merger.

H
Intangible assets were adjusted by a net $3.5 million to reflect the write-off of Citizens South’s historical intangible asset of $1.3 million and to establish an identifiable intangible of $4.8 million for an estimated core deposit intangible.

I
Estimated deferred tax asset arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments of assets and liabilities. Estimated deferred taxes were calculated at the estimated consolidated statutory tax rate of 37.5%.

J
Time deposits were adjusted by a net $1.4 million credit to reflect the write-off of Citizens South’s historical time deposit adjustment of $0.1 million and to establish a new fair value adjustment on deposits at current market rates for similar products of $1.4 million. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion in the pro forma was computed using the sum-of-the-years-digits method, which approximates the level yield method.

K
Long-term borrowings were adjusted by a net $4.8 million credit to reflect the write-off of Citizens South’s historical pre-payment penalty of $0.3 million and to establish a new fair value adjustment of borrowings at current interest rates for similar borrowings of $5.1 million. This adjustment will be accreted into income over the estimated life of the borrowings. Estimated accretion was determined using the straight-line method over the remaining life of each borrowing.

L
Subordinated debt was adjusted by an estimated $9.3 million debit for a fair value adjustment at current interest rates for similar debt. This adjustment will be amortized into income over the estimated life of the debt. Estimated amortization was determined using the straight-line method over the remaining life of the borrowing.

M
Other liabilities were adjusted by $1.0 million to reflect the estimated fair market value adjustment for certain unfavorable leases. This adjustment will be amortized into income over the remaining life of the lease. Estimated accretion was determined using the straight-line method.

N
Shareholders equity was adjusted by a net $20.9 million to reflect (i) an estimated $53.6 million credit for the equity component of merger consideration; (ii) an estimated $69.5 million debit to eliminate historical stockholders’ equity of Citizens South pursuant to ASC 805; and (iii) the estimated net merger-related expenses of $5.1 million described in A above. Historic stockholders’ equity has been eliminated and consolidated shareholders’ equity has been adjusted to reflect Park Sterling’s estimated capitalization of Citizens South.  The pro forma adjustments reflect that 70% of the total number of shares of Citizens South common stock outstanding at the closing to be exchanged for 1.4799 of a share of Park Sterling common stock and the remaining 30% of the outstanding shares will be exchanged for cash at a price of $7.00 per share.  Based on these assumptions, the pro forma adjustments reflect the issuance of approximately 11,919,746 shares of Park Sterling common stock with an aggregate value of $53.6 million.

Income Statement Adjustments

O
Interest income from loans has been adjusted to estimate the loss of income from the write-off of Citizens South’s loan mark and the amortization of the new interest rate mark (debit) and the accretion of the acquisition accounting adjustment related to the credit mark (credit). The estimated amortization period will be the estimated lives of the loans (average life 7.6 years) and will be accreted into income using the effective yield method.

P	Interest income from taxable investment securities has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current fair value of securities.

Q	Interest expense from deposits has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

R	Interest expense from long-term borrowings has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

S	Interest expense from subordinated debt has been adjusted to estimate the accretion of the acquisition accounting adjustment related to current interest rates.

T
The provision for loan losses of $10.7 million for the year ended December 31, 2011 and $6.3 million for the three months ended March 31, 2012 represents the historical provisions for Citizens South for the twelve-month and three-month periods then ended, respectively. Management expects that future provision expense related to Citizens South’s loan portfolio will be less than last year’s results given that loans will be recorded at fair market value, taking into consideration estimated remaining loss content as discussed in Note B above, at the time of the merger. Any provision expense (or loss accruals) recognized after the merger closes shall reflect only those losses incurred by Park Sterling after acquisition, rather than losses either incurred by Citizens South or estimated by Park Sterling as described above.  For loans subject to ASC 310-30, any such loss accrual would represent the subsequent decrease, if any, in the estimate of cash flows expected to be collected from such loans after acquisition.

U
Occupancy and equipment expense has been adjusted to estimate the amortization expense of the fair value adjustments for real property offset by the accretion of the fair value adjustments for certain unfavorable leases.

V
Intangible amortization expense has been adjusted to estimate the amortization of incremental identifiable intangible assets recognized (debit) and the elimination of amortization on existing Citizens South intangibles (credit).

W	Income-tax expense reflects adjustment to estimated consolidated effective tax rate of 39.45%.

Note 5 – Preliminary Acquisition Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 11,919,746 shares of Park Sterling common stock totaling approximately $53.6 million as well as cash consideration of approximately $24.2 million. The merger will be accounted for using the acquisition method of accounting; accordingly Park Sterling’s cost to acquire Citizens South will be allocated to the assets (including identifiable intangible assets) and liabilities of Citizens South at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in thousands, except per share data)
	March 31, 2012

Pro Forma purchase price
Citizens South common stock	11,506,324
Closing price per share of Park Sterling common stock (1)	$4.50

70% Stock consideration
Citizens South common stock		8,054,427
Exchange ratio		1.4799
Total shares of Park Sterling stock exchanged	$53,639	11,919,746

30% Cash consideration at $7.00 per share	$24,163
Total pro forma purchase price	$77,802
Preliminary allocation of the pro forma purchase price
Citizens South stockholders' equity	90,010
Less preferred stock to be reissued	(20,500)
Citizens South intangible assets	(1,251)

Adjustments to reflect assets acquired and liabilities assumed at fair value:
Investments held to maturity	1,762
Loans	(30,865)
Allowance for loan losses	11,583
Premises and equipment, net	3,556
FDIC Receivable	5,376
Intangible assets	4,759
Deferred taxes	1,148
Deposits	(1,424)
Long-term borrowings	(4,824)
Subordinated debt	9,278
Accrued expenses and other liabilities	(1,010)
Fair value of net assets acquired	67,598
Preliminary pro forma goodwill resulting from the merger	$10,204

(1) Assumed closing price as of May 11, 2012, the last trading day before execution of the merger agreement.

Note 6 – Pro Forma Capital Ratios

The following table sets forth pro forma capital ratios for the combined company based upon the unaudited pro forma condensed combined financial information as of March 31, 2012:

	As of March 31, 2012		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Risk-Based Capital Ratio	$233,695	15.67%	$119,279	8.00%	$149,099	10.00%

Tier 1 Capital Ratio	217,244	14.57%	59,640	4.00%	89,459	6.00%

Tier 1 Leverage Ratio	217,244	10.22%	85,592	4.00%	106,989	5.00%

LEGAL MATTERS

The validity of the Park Sterling common stock to be issued in connection with the merger will be passed upon for Park Sterling by McGuireWoods. McGuireWoods, on behalf of Park Sterling, and Luse Gorman Pomerenk & Schick, P.C., on behalf of Citizens South, will also opine as to certain federal income-tax consequences of the merger.

EXPERTS
Park Sterling

The consolidated financial statements of Park Sterling Corporation and its subsidiary as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been audited by Dixon Hughes Goodman LLP, an independent registered public accounting firm, as indicated in its related audit reports, and, together with management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated in this Joint Proxy Statement/Prospectus by reference to Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2011, in reliance upon the reports of Dixon Hughes Goodman LLP and upon the authority of such firm as experts in accounting and auditing.

Citizens South

The consolidated financial statements of Citizens South Corporation and its subsidiary as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 in this Joint Proxy Statement/Prospectus, have been audited by Cherry, Bekaert & Holland, L.L.P., an independent registered public accounting firm, as indicated in its related audit reports, and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Joint Proxy Statement/Prospectus addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. In connection with the Park Sterling and Citizens South special meetings, some brokers may be “householding” proxy materials. As a result, those brokers may deliver only one copy of this Joint Proxy Statement/Prospectus to shareholders residing at the same address, unless contrary instructions have been received from the applicable shareholders.

If you would prefer to receive a separate Joint Proxy Statement/Prospectus, please contact the company whose shares you hold at their address identified below. Each of Park Sterling and Citizens South will promptly deliver, upon oral or written request, a separate copy of this Joint Proxy Statement/Prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Park Sterling Corporation, Attention: Stephen A. Arnall, Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, telephone: (704) 716-2134 or to Citizens South Banking Corporation, Attention: Paul L. Teem, Jr., Secretary, at 519 South New Hope Road, Gastonia, North Carolina 28054-4040, telephone: (704) 868-5200.

FUTURE SHAREHOLDER PROPOSALS

Park Sterling

Park Sterling held its 2012 annual meeting of shareholders on May 30, 2012. Park Sterling’s bylaws, which are incorporated herein by reference as Exhibit 3.2, require that Park Sterling be furnished with written notice with respect to shareholder proposals to be brought before a meeting of shareholders. The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in Park Sterling’s proxy statement for its 2013 annual meeting of shareholders is December 17, 2012.  In addition, a shareholder proposal to be submitted at the 2013 annual meeting of shareholders (but not required to be included in Park Sterling’s proxy statement), including nominations for election to the Park Sterling board of directors, must comply with Article II, Section 13 or Article III, Section 7, as applicable, of Park Sterling’s bylaws. These provisions require that a shareholder give written notice to Park Sterling’s Secretary at 1043 East Morehead Street, Suite 201, Charlotte, North Carolina 28204, at least 60 but not more than 90 days before the first anniversary of the preceding year’s annual meeting. Consequently, any shareholder proposal to be submitted at the 2013 annual meeting of shareholders (but not required to be included in Park Sterling’s proxy statement) will not be considered timely unless the notice required Park Sterling’s bylaws is delivered to the Park Sterling Secretary not later than the close of business on March 31, 2013 and not earlier than the close of business on March 1, 2013.

Citizens South

Citizens South held its 2012 annual meeting of stockholders on May 14, 2012. It is not expected that Citizens South will hold an annual meeting of stockholders for 2013 unless the merger is not completed. In order to be eligible for inclusion in Citizens South’s proxy materials for the 2013 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Citizens South’s executive office, 519 South New Hope Road, Gastonia, North Carolina 28054-4040, no later than December 11, 2012.

Citizens South’s bylaws provide an advance notice procedure for certain business, or nominations to the Citizens South board of directors, to be brought before an annual meeting. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the Citizens South board of directors, the stockholder must give written notice to the Secretary of Citizens South not less than 90 days before the date fixed for such meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The notice must include the stockholder’s name, record address and number of shares owned by the stockholder, describe briefly the proposed business, the reasons for bringing the business before the annual meeting and any material interest of the stockholder in the proposed business.

The date on which the 2013 annual meeting of stockholders of Citizens South would be expected to be held is May 13, 2013. Accordingly, advance written notice of business or nominations to the Citizens South board of directors to be brought before the 2013 annual meeting of stockholders must be given to Citizens South no later than February 13, 2013.  If notice is received after February 13, 2013, it will be considered untimely, and Citizens South will not be required to present the matter at the meeting, if held.

OTHER MATTERS

As of the date of this Joint Proxy Statement/Prospectus, neither the Park Sterling board of directors nor the Citizens South board of directors knows of any matters that will be presented for consideration at either the Park Sterling special meeting or the Citizens South special meeting other than as described in this Joint Proxy Statement/Prospectus. If any other matters come before either the Park Sterling special meeting or the Citizens South special meeting, or any adjournment or postponement thereof, and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Park Sterling has filed with the SEC a registration statement under the Securities Act that registers the distribution to Citizens South stockholders of the shares of Park Sterling common stock to be issued in connection with the merger. This Joint Proxy Statement/Prospectus is a part of that registration statement. The registration statement, including the Joint Proxy Statement/Prospectus and the attached exhibits, contains additional relevant information about Park Sterling and Park Sterling common stock. The rules and regulations of the SEC allow Park Sterling to omit certain information included in the registration statement from this Joint Proxy Statement/Prospectus.

Park Sterling and Citizens South file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any materials that Park Sterling and Citizens South file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (www.sec.gov) that contains the reports, proxy statements and other information that Park Sterling and Citizens South file electronically with the SEC.

You may obtain copies of the documents that Park Sterling files with the SEC, free of charge, by going to the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or by written or oral request to Stephen A. Arnall, Secretary, at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, telephone: (704) 716-2134. You may obtain copies of the documents that Citizens South files with the SEC, free of charge, by going to the Investor Relations section of Citizens South’s website (www.citizenssouth.com) or by written or oral request to Paul L. Teem, Jr., Secretary, at 519 South New Hope Road, Gastonia, North Carolina 28054-4040, telephone: (704) 868-5200.

The web addresses of the SEC, Park Sterling and Citizens South are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this Joint Proxy Statement/Prospectus and you should not consider information contained on those websites to be part of this Joint Proxy Statement/Prospectus or any supplement thereto.

The SEC allows Park Sterling to incorporate by reference information in this Joint Proxy Statement/Prospectus. This means that Park Sterling can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be a part of this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus incorporates by reference the documents listed below that Park Sterling has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Park Sterling, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed March 14, 2012.

•	Definitive Proxy Statement on Schedule 14A filed April 16, 2012.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 filed May 10, 2012.

•	Current Reports on Form 8-K filed February 2, 2012, February 10, 2012, May 1, 2012, May 14, 2012, May 17, 2012, May 30, 2012 , June 1, 2012 and July 26, 2012 and on Form 8-K/A filed July 3, 2012.

•
The description of Park Sterling’s common stock that is contained in Park Sterling’s Current Report on Form 8-K filed January 13, 2011, or any other amendment or report filed for the purpose of updating such description.

In addition, Park Sterling incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the Park Sterling special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this Joint Proxy Statement/Prospectus, effective as of the date such documents are filed.

In the event of conflicting information in this Joint Proxy Statement/Prospectus in comparison to any document incorporated by reference into this Joint Proxy Statement/Prospectus, or among documents incorporated by reference, the information in the latest filed document controls. You should not assume that the information incorporated by reference into this Joint Proxy Statement/Prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this Joint Proxy Statement/Prospectus to Park Sterling shareholders or Citizens South stockholders nor the issuance by Park Sterling of shares of Park Sterling common stock pursuant to the merger will create any implication to the contrary.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31, 2012	December 31, 2011	*
(Dollars in thousands, except share and per share data)	(unaudited)

ASSETS
Cash and cash equivalents:
Cash and due from banks	$12,724	$13,296
Interest bearing deposits	102,698	75,048
Cash and cash equivalents	115,422	88,344
Investment securities available for sale, at fair value (amortized cost of $20,999 and $51,659 at March 31, 2012 and December 31, 2011, respectively)	20,947	52,136
Investment securities held to maturity, at amortized cost (fair value of $102,226 and $98,115 at March 31, 2012, and December 31, 2011, respectively)	100,464	95,763
Federal Home Loan Bank stock, at cost	5,067	5,067
Presold loans in process of settlement	4,666	2,146
Loans:
Covered by FDIC loss-share agreements	148,833	159,688
Not covered by FDIC loss-share agreements	579,692	574,100
Loans, net of deferred fees and costs	728,525	733,788
Allowance for loan losses	(11,583)	(11,713)
Loans, net	716,942	722,075
Other real estate owned	21,352	17,571
Premises and equipment, net	25,671	25,888
FDIC loss share receivable	30,448	38,931
Accrued interest receivable	2,577	2,773
Bank-owned life insurance	18,554	18,978
Intangible assets	1,251	1,373
Other assets	10,454	9,415
Total assets	$1,073,815	$1,080,460

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$872,646	$876,056
Securities sold under repurchase agreements	9,919	9,787
Borrowed money	78,697	78,688
Subordinated debt	15,464	15,464
Other liabilities	7,079	7,806
Total liabilities	983,805	987,801

Shareholders' Equity
Preferred stock, $0.01 par value, Authorized: 1,000,000 shares;
Issued and outstanding: 20,500 shares	20,500	20,500
Common stock, $0.01 par value, Authorized: 20,000,000 shares;
Issued: 11,561,464 shares; Outstanding: 11,506,324 shares at	124	124
March 31, 2012 and December 31, 2011
Additional paid-in-capital	63,941	63,888
Retained earnings, substantially restricted	5,477	7,854
Accumulated other comprehensive income (loss)	(32)	293
Total shareholders' equity	90,010	92,659
Total liabilities and shareholders' equity	$1,073,815	$1,080,460

* Derived from audited consolidated financial statements

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
	Three Months Ended March 31,
	2012	2011
(Dollars in thousands, except per share data)

Interest Income:
Interest and fees on loans	$9,646	$9,461
Investment securities:
Taxable interest income	736	790
Tax-exempt interest income	38	69
Other interest income	49	67
Total interest income	10,469	10,387
Interest Expense:
Deposits	1,236	2,002
Repurchase agreements	8	18
Borrowed money	669	763
Subordinated debt	103	72
Total interest expense	2,016	2,855

Net interest income	8,453	7,532
Provision for loan losses	6,300	3,000
Net interest income after provision for loan losses	2,153	4,532
Noninterest Income:
Service charges on deposit accounts	1,055	957
Mortgage banking income	317	237
Commissions on sales of financial products	86	67
Income from bank-owned life insurance	184	182
Loss from acquisition	-	(255)
Gain on sale of investments, available for sale	664	-
Gain (loss) on sale of other assets	(138)	12
Other	551	278
Total noninterest income	2,719	1,478
Noninterest Expense:
Compensation and benefits	3,846	3,648
Occupancy and equipment	908	828
Data processing and other technology	255	183
Professional services	275	253
Advertising and business development	68	54
Loan collection and other expenses	251	290
Deposit insurance	418	334
Amortization of intangible assets	122	139
Office supplies	60	70
Telephone and communications	106	97
Other real estate owned valuation adjustments	1,000	509
Other real estate owned expenses	469	364
Acquisition and integration expenses	-	45
Other	906	858
Total noninterest expense	8,684	7,672

Loss before income tax benefit	(3,812)	(1,662)
Income tax benefit	(1,672)	(771)
Net loss	(2,140)	(891)
Dividends on preferred stock	122	256

Net loss allocable to common shareholders	$(2,262)	$(1,147)

Loss per common share - basic	$(0.20)	$(0.10)
Loss per common share - diluted	(0.20)	(0.10)

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
	Three Months Ended March 31,
	2012	2011
(Dollars in thousands)

Net loss	$(2,140)	$(891)

Other comprehensive income (loss):
Investment securities, available for sale:
Unrealized holding gains arising during period	135	49
Tax expense	(52)	(19)
Reclassification for realized gains included in net income	(664)	-
Tax benefit	256	-
Other comprehensive income (loss)	(325)	30
Total comprehensive loss	$(2,465)	$(861)

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)
	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings, Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
(Dollars in thousands)

Balances, January 1, 2011	$20,672	$124	$63,000	$9,663	$(16)	$93,443

Net loss	-	-	-	(891)	-	(891)
Other comprehensive income, net of tax	-	-	-	-	30	30
Accretion of discount on preferred stock	20	-	-	(20)	-	-
Allocation from shares purchased with loan to ESOP	-	-	11	-	-	11
Vesting of Recognition and Retention Plan ("RRP")	-	-	25	-	-	25
Stock-based compensation	-	-	28	-	-	28
Cash dividends on preferred stock, net of accretion	-	-	-	(256)	-	(256)
Cash dividends on common stock	-	-	-	(114)	-	(114)
						-
Balances, March 31, 2011	$20,692	$124	$63,064	$8,382	$14	$92,276

Balances, January 1, 2012	$20,500	$124	$63,888	$7,854	$293	$92,659

Net loss	-	-	-	(2,140)	-	(2,140)
Other comprehensive loss, net of tax	-	-	-	-	(325)	(325)
Allocation from shares purchased with loan to ESOP	-	-	9	-	-	9
Vesting of RRP	-	-	20	-	-	20
Stock-based compensation	-	-	24	-	-	24
Cash dividends on preferred stock	-	-	-	(122)	-	(122)
Cash dividends on common stock	-	-	-	(115)	-	(115)
						-
Balances, March 31, 2012	$20,500	$124	$63,941	$5,477	$(32)	$90,010

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
	Three Months Ended March 31,
	2012	2011
(Dollars in thousands)

Cash flows from operating activities:
Net loss	$(2,140)	$(891)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for loan losses	6,300	3,000
Depreciation of premises and equipment	327	322
Loss on acquisition	-	255
Gain on sale of investment securities available for sale	(664)	-
(Gain) loss on sale of other real estate owned and repossessed assets	138	(12)
Valuation adjustment on other real estate owned	1,000	509
Net purchase accounting adjustments	(8,812)	(2,562)
Net (increase) decrease in presold loans in process of settlement	(2,520)	2,779
Deferred loan origination fees	52	60
Amortization of intangible assets	122	139
Allocation of shares to the ESOP	9	11
Stock-based compensation expense	24	28
Vesting of shares issued for the RRP	20	25
Decrease in accrued interest receivable	195	172
(Increase) decrease in other assets	8,059	(6,020)
Decrease in other liabilities	(725)	(1,379)
Net cash provided by (used in) operating activities	1,385	(3,564)

Cash flows from investing activities:
Net (increase) decrease in loans made to customers	(378)	11,438
Proceeds from sales of investment securities available for sale	35,520	1,065
Proceeds from sales of other real estate owned	3,064	2,347
Proceeds from maturities/issuer calls of investment securities available for sale	4,115	2,175
Proceeds from maturities/issuer calls of investment securities held to maturity	8,337	3,103
Purchases of investment securities available for sale	(8,311)	-
Purchases of investment securities held to maturity	(13,038)	(48,714)
Purchases of premises and equipment	(110)	(125)
Net cash provided by (used in) investment activities	29,199	(28,711)

Cash flows from financing activities:
Net decrease in deposits	(3,514)	(17,653)
Dividends paid to common stockholders	(115)	(114)
Dividends paid to preferred stockholders	(122)	(256)
Net increase (decrease) in borrowed money and repurchase agreements	141	(3,032)
Increase in advances from borrowers for insurance and taxes	104	188
Net cash used in financing activities	(3,506)	(20,867)

Net increase (decrease) in cash and cash equivalents	27,078	(53,142)
Cash and cash equivalents at beginning of year	88,344	120,899
Cash and cash equivalents at end of year	$115,422	$67,757

Supplemental non-cash investing activity:
Foreclosed loans transferred to other real estate owned	$7,971	$4,956

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  In management’s opinion, the accompanying unaudited consolidated financial statements reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the interim financial statements as of and for the three-month periods ended March 31, 2012 and 2011, and have been included as required by Regulation S-X Rule 10-01. They do not include all of the information and footnotes required by such accounting principles for complete financial statements, and therefore should be read in conjunction with the audited consolidated financial statements and accompanying footnotes in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The accompanying unaudited consolidated financial statements include management estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  The more significant estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, other-than-temporary impairments on securities, and the fair value of acquired loans.  Actual results could differ from those estimates.

The accompanying unaudited consolidated financial statements include the accounts of Citizens South Banking Corporation, its wholly-owned subsidiary, Citizens South Bank, and the Bank’s wholly-owned subsidiaries, Citizens South Financial Services, Inc. and Citizens Properties, LLC.  All significant intercompany accounts and transactions have been eliminated in consolidation. Certain of the prior year amounts have been reclassified to conform to current year presentation.  Such reclassifications were immaterial to the financial statements. Results for the three-month period ended March 31, 2012, are not necessarily indicative of the results that may be expected for future periods, including the year ending December 31, 2012.

Note 2 - Recent Accounting Pronouncements

A summary of the accounting policies followed by the Company may be found in Note 1 – Organization and Summary of Significant Accounting Policies in the 2011 Annual Report on Form 10-K filed with the SEC.  Updates to the significant accounting policies are reported in the Company’s quarterly reports filed with the SEC on Form 10-Q as new or revised accounting pronouncements are made. The following paragraphs update that information for the first quarter of 2012.

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-11 “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities.” ASU 2011-11 requires an entity to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Retrospective disclosure is required for all comparative periods presented. The Company does not expect an impact on its financial condition or results of operations.

Several other new accounting standards became effective during the periods presented or will be effective subsequent to March 31, 2012. None of these new standards had or is expected to have a material impact on the Company’s consolidated financial statements.

Note 3 – Earnings per Common Share

The Company has presented both basic and diluted earnings per common share (“EPS”).  Basic EPS is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period, without considering any dilutive items.  Diluted EPS is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding for the period and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury method.

The potential common stock of the Company includes stock options and unvested shares issued for the Recognition and Retention Plan (“RRP”) granted to various directors and officers of the Bank and unexercised warrants issued to the U.S. Treasury. Due to the net loss during the respective first quarter periods, all for both periods were excluded from the calculation of diluted earnings per share.  The Company excluded 720,270 outstanding options for the three-month period ended March 31, 2012, and 777,313 outstanding options for the three-month period ended March 31, 2011.  In addition, the exercise price of all of these options exceeded the average closing price of the shares of common stock during the respective period and, accordingly would have been anti-dilutive and therefore excluded from the diluted EPS calculation. At March 31, 2011, all of the 450,314 warrants had an exercise price which was in excess of the market value of the stock, so no warrants were included in the calculation of diluted earnings per share for this period since they would have also been anti-dilutive.  There were no warrants outstanding at March 31, 2012.

The following is a reconciliation of the diluted earnings per share calculation for the three-month periods ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands, except per share amounts)

Net loss allocable to common shareholders	$(2,262)	$(1,147)
Weighted average number of shares outstanding	11,469,525	11,454,919

Basic loss per common share	$(0.20)	$(0.10)

Net loss allocable to common shareholders	$(2,262)	$(1,147)
Weighted average number of shares outstanding	11,469,525	11,454,919
Incremental shares from assumed exercise of stock options and warrants	-	-
Weighted average number of shares outstanding - diluted	11,469,525	11,454,919

Diluted loss per common share	$(0.20)	$(0.10)

Note 4 – Investment Securities

The following is a summary of the investment securities portfolio by major classification:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
March 31, 2012
Available for sale:
Municipal bonds	$3,032	$7	$-	$3,039
Mortgage-backed securities	16,316	70	63	16,323
Other securities	1,651	35	101	1,585
Subtotal	20,999	112	164	20,947

Held to maturity:
U.S. Treasury obligations	$9,977	$40	$-	$10,017
U.S. Government Agency obligations	28,991	17	172	28,836
Municipal bonds	3,286	25	-	3,311
Mortgage-backed securities	49,173	2,106	-	51,279
SBA securities	5,037	-	49	4,988
Other securities	4,000	-	205	3,795
Subtotal	100,464	2,188	426	102,226

Total	$121,463	$2,300	$590	$123,173

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2011
Available for sale:
U.S. Government Agency obligations	$7,168	$73	$-	$7,241
Municipal bonds	6,578	133	-	6,711
Mortgage-backed securities	35,170	330	8	35,492
SBA securities	1,255	71	-	1,326
Other securities	1,488	44	166	1,366
Subtotal	51,659	651	174	52,136

Held to maturity:
U.S. Treasury obligations	$9,972	$61	$-	$10,033
U.S. Government Agency obligations	25,989	74	4	26,059
Municipal bonds	3,300	99	-	3,399
Mortgage-backed securities	52,502	2,277	-	54,779
Other securities	4,000	-	155	3,845
Subtotal	95,763	2,511	159	98,115

Total	$147,422	$3,162	$333	$150,251

The following table sets forth the amount of the fair values and unrealized losses of the investment securities by investment types segregated between those that have been in a continuous unrealized-loss position for less than twelve months and those investments that have been in a continuous unrealized-loss position for more than twelve months at March 31, 2012 and December 31, 2011.  At March 31, 2012, the unrealized losses related to ten U.S Government Agency obligations, three mortgage-backed securities, four corporate bonds and two equity securities.  Of these 19 securities, four have been in a continuous unrealized-loss position for more than 12 months.  At December 31, 2011, the unrealized losses related to one U.S. Government Agency obligation, six mortgage-backed securities and six other securities.  Of these 13 securities, five have been in a continuous unrealized-loss position for more than 12 months.  As of March 31, 2012, and December 31, 2011, management concluded that the unrealized losses presented above were temporary in nature since the unrealized losses were attributable to changes in interest rates and not a deterioration of the credit quality of the issuers.  Also, the Company has the intent and ability to hold these investment securities until maturity or until such unrealized losses are eliminated.

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
March 31, 2012
Available for sale:
Mortgage-backed securities	$8,263	$63	$-	$-	$8,263	$63
Other securities	230	28	29	73	259	101
Subtotal	8,493	91	29	73	8,522	164

Held to maturity:
U.S. Govt. Agency obligations	$18,824	$172	$-	$-	$18,824	$172
SBA Securities	4,988	49	-	-	4,988	49
Other securities	892	108	2,903	97	3,795	205
Subtotal	24,704	329	2,903	97	27,607	426

Total	$33,197	$420	$2,932	$170	$36,129	$590

December 31, 2011
Available for sale:
Mortgage-backed securities	$4,619	$8	$88	$-	$4,707	$8
Other securities	165	93	29	73	194	166
Subtotal	4,784	101	117	73	4,901	174

Held to maturity:
U.S. Government Agency obligations	$1,996	$4	$-	$-	$1,996	$4
Other securities	997	3	2,848	152	3,845	155
Subtotal	2,993	7	2,848	152	5,841	159
Total	$7,777	$108	$2,965	$225	$10,742	$333

From time to time the Company will pledge investment securities as collateral to secure public deposits and for other purposes as required or allowed by law.  The amortized cost of these pledged investment securities was $80.0 million at March 31, 2012 and $82.1 million at December 31, 2011.

Note 5 - Loans

The Company makes various business and consumer loans in the normal course of business.  A brief description of these types of loans is as follows:

One-to-four family residential – This portfolio primarily consists of loans secured by residential properties located in the Company’s normal lending area.  These are amortizing loans with either fixed or adjustable rates for terms of 10 to 30 years, including conventional and jumbo loans.  These loans generally have an original loan-to-value ratio (“LTV”) of 80% or less.  Those loans with an initial LTV of more than 80% typically have private mortgage insurance to protect the Company.  This type of loan has historically possessed a lower than average level of loss to the Company.

Multifamily residential – This portfolio is moderately seasoned and is generally secured by multifamily residential properties in the Company’s normal lending area.  These loans generally have an initial LTV of 75% and an initial debt service coverage ratio of 1.2x to 1.0x.  This Company has not experienced any significant losses in this loan portfolio over the past 24 months.

Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downturn.  These loans are generally located in the Company’s normal lending area and were originated with an initial LTV of 80%.  Approximately 60% of these loans are secured by residential properties and 40% are secured by commercial properties.  This loan portfolio has historically possessed a lower than average loss history compared to the Company’s entire loan portfolio.

Commercial land and residential development – These categories include raw undeveloped land and developed residential lots held by builders and developers.  Generally, the initial LTV for raw land was 65% and the initial LTV for developed lots was 90%.  Given the significant decline in value for both developed and undeveloped land due to reduced demand, these loan portfolios possess a much higher level of risk compared to other loan categories.  These portfolios have experienced the highest level of losses for the Company over the past 24 months.

Other commercial real estate – This portfolio consists of nonresidential improved real estate which includes churches, shopping centers, office buildings, etc.  These loans typically have an initial LTV of 75% and an initial debt service ratio of 1.2x to 1.0x.  Approximately 40% of this portfolio is secured by owner-occupied nonresidential properties.  These properties are generally located in the Company’s normal lending area.  Decreased rental income due to the economic slowdown has caused some deterioration in values.   However, this loan portfolio has historically possessed a lower than average loss history compared to the Company’s entire loan portfolio.

Consumer real estate – This category includes home equity lines of credit (“HELOCs”) and loans secured by residential lots purchased by consumers.  The HELOCs generally have an adjustable rate tied to prime rate and a term of 15 years.  The HELOCs initially had an LTV of up to 85%.  The residential lot loans typically have a term of five years or less and were made at an initial LTV of up to 90%.  Many of these properties have declined in value over the past several years.  The portfolio of consumer lot loans has experienced a higher than average level of loan losses over the past 24 months.  However, the portfolio of HELOCs has experienced a lower than average level of loan losses over the past 24 months.

Commercial business – This category includes loans to small and medium-sized businesses that are not secured by real estate.  These loans are typically secured by accounts receivable, inventory, equipment, etc.  These loans are typically granted to local businesses that have a strong track record of profitability and performance.  This category of loans incurred slightly lower than average losses for the Company over the past 24 months.

Other consumer - These loans are either unsecured or secured by automobiles, marketable securities, etc.  They are generally granted to local customers that have an established banking relationship with our Bank.  The loss history for this category of loans has been lower than the Company average over the past 24 months.

The following is a summary of loans outstanding by category at the periods presented:

	March 31, 2012			December 31, 2011
	Loans covered by FDIC loss share agreements	Loans not covered by FDIC loss share agreements	Total	Loans covered by FDIC loss share agreements	Loans not covered by FDIC loss share agreements	Total
	(Dollars in thousands)

Real estate:
One-to-four family residential	$31,998	$115,418	$147,416	$34,641	$116,859	$151,500
Multifamily residential	2,893	16,977	19,870	2,926	16,759	19,685
Construction	34	18,517	18,551	1,255	19,602	20,857
Commercial land	12,242	23,378	35,620	13,670	28,122	41,792
Residential development	7,999	12,218	20,217	8,095	16,444	24,539
Owner occupied commercial real estate	20,125	106,798	126,923	20,027	95,990	116,017
Non-owner occupied commercial real estate	53,872	135,523	189,395	56,285	129,993	186,278
Consumer real estate	10,682	101,019	111,701	11,148	103,521	114,669
Total real estate	139,845	529,848	669,693	148,047	527,290	675,337
Commercial business	5,767	43,878	49,645	7,866	41,161	49,027
Other consumer	3,221	5,966	9,187	3,775	5,649	9,424
Total loans	$148,833	$579,692	728,525	$159,688	$574,100	733,788
Less: Allowance for loan losses			11,583			11,713
Total net loans			$716,942			$722,075

The Company, through its normal lending activity, originates substantially all of its loans to borrowers that are located in the Piedmont (central) Region of North and South Carolina and the North Georgia Region. The Company also has presold loans in process of settlement which totaled $4.7 million at March 31, 2012, and $2.1 million at December 31, 2011.  These presold loans in process of settlement were not included in the table above.

As of March 31, 2012, the Company had $148.8 million in loans covered by FDIC loss-share agreements as a result of the acquisition of loans from Bank of Hiawassee and New Horizons Bank in separate FDIC-assisted transactions (referred to as “covered loans”).  The loans acquired in the Bank of Hiawassee transaction in March 2010 are covered by two loss-share agreements between the FDIC and the Bank, which afford the Bank significant protection against future loan losses.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses up to $102 million and 95% of net loan losses that exceed $102 million.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans and five years for losses and eight years on recoveries on nonresidential loans. At acquisition, the Bank recorded an estimated receivable from the FDIC in the amount of $36.3 million, which represented the discounted value of the FDIC’s estimated portion of the expected future loan losses.  New loans made after the acquisition date are not covered by the FDIC loss-share agreements. These covered loans totaled $108.5 million at March 31, 2012.

In April 2011 the Company acquired New Horizons Bank in an FDIC-assisted transaction.  As part of this transaction, the Company acquired $49.3 million in loans at fair value. Of the acquired loans, $47.4 million are covered by two loss-share agreements between the FDIC and the Bank.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses and qualified expenses.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans and five years for losses and eight years on recoveries on nonresidential loans. At acquisition, the Bank recorded an estimated receivable from the FDIC in the amount of $19.9 million, which represented the discounted value of the FDIC’s estimated portion of the expected future loan losses.  The remaining $1.9 million in loans acquired in the New Horizons Bank transaction were not covered by FDIC loss-share agreements.  As such, any losses incurred on these non-covered loans will be the sole responsibility of the Bank. New loans made after the acquisition date are not covered by the FDIC loss-share agreements. These covered loans totaled $40.3 million at March 31, 2012.

A portion of the fair value discount on the acquired loans has an accretable yield associated with those loans that is accreted into interest income over the estimated remaining life of the loans.  The remaining nonaccretable difference represents cash flows not expected to be collected.  The changes in the accretable yield and the carrying amounts of the covered loans for the three months ended March 31, 2012 and 2011 are presented in the following table.

	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
	Net Accretable Yield	Carrying Amount	Net Amortizable Premium	Carrying Amount
	(in thousands)		(in thousands)

Balance at beginning of period	$220	$159,688	$(1,050)	$147,576
Additions due to acquisition	-	-	-	-
Reductions from payments and foreclosures, net	210	(10,502)	-	(9,825)
(Accretion)/Amortization	(353)	(353)	7	7
Balance at end of period	$77	$148,833	$(1,043)	$137,758

Note 6 – Credit Quality of Loans

Loan Payment Status.  The following tables present an aging analysis of the Company’s past due loans by loan category at March 31, 2012 and December 31, 2011.

March 31, 2012	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due and Accruing	Nonaccrual	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or More and Accruing
(Dollars in thousands)

Not covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$1,036	$754	$-	$2,698	$4,488	$110,930	$115,418	$-
Multifamily residential	-	-	-	-	-	16,977	16,977	-
Construction	-	-	-	-	-	18,517	18,517	-
Commercial land	592	111	-	3,852	4,555	18,823	23,378	-
Residential development	-	182	-	3,742	3,924	8,294	12,218	-
Other commercial real estate	1,780	256	-	8,924	10,960	231,361	242,321	-
Consumer real estate	572	48	-	1,710	2,330	98,689	101,019	-
Total real estate	3,980	1,351	-	20,926	26,257	503,591	529,848	-
Commercial business	22	-	-	1,086	1,108	42,770	43,878	-
Other consumer	1	8	-	40	49	5,917	5,966	-
Total	$4,003	$1,359	$-	$22,052	$27,414	$552,278	$579,692	$-

Covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$345	$130	$166	$9,289	$9,930	$22,068	$31,998	$167
Multifamily residential	-	-	-	216	216	2,677	2,893	-
Construction	-	-	-	-	-	34	34	-
Commercial land	-	-	-	5,874	5,874	6,368	12,242	-
Residential development	189	87	75	4,420	4,771	3,228	7,999	77
Other commercial real estate	476	1,223	-	17,479	19,178	54,819	73,997	-
Consumer real estate	93	66	-	588	747	9,935	10,682	-
Total real estate	1,103	1,506	241	37,866	40,716	99,129	139,845	244
Commercial business	53	-	216	1,666	1,935	3,832	5,767	218
Other consumer	60	4	-	593	657	2,564	3,221	-
Total	$1,216	$1,510	$457	$40,125	$43,308	$105,525	$148,833	$462

Total at March 31, 2012:
Real estate:
One-to-four family residential	$1,381	$884	$166	$11,987	$14,418	$132,998	$147,416	$167
Multifamily residential	-	-	-	216	216	19,654	19,870	-
Construction	-	-	-	-	-	18,551	18,551	-
Commercial land	592	111	-	9,726	10,429	25,191	35,620	-
Residential development	189	269	75	8,162	8,695	11,522	20,217	77
Other commercial real estate	2,256	1,479	-	26,403	30,138	286,180	316,318	-
Consumer real estate	665	114	-	2,298	3,077	108,624	111,701	-
Total real estate	5,083	2,857	241	58,792	66,973	602,720	669,693	244
Commercial business	75	-	216	2,752	3,043	46,602	49,645	218
Other consumer	61	12	-	633	706	8,481	9,187	-
Total	$5,219	$2,869	$457	$62,177	$70,722	$657,803	$728,525	$462

December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due and Accruing	Nonaccrual	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or More and Accruing
(Dollars in thousands)

Not covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$80	$1,634	$-	$2,407	$4,121	$112,738	$116,859	$-
Multifamily residential	-	-	-	-	-	16,759	16,759	-
Construction	-	93	-	-	93	19,509	19,602	-
Commercial land	-	-	-	2,631	2,631	25,491	28,122	-
Residential development	-	-	-	6,474	6,474	9,970	16,444	-
Other commercial real estate	81	1,873	-	4,173	6,127	219,856	225,983	-
Consumer real estate	761	388	335	2,543	4,027	99,494	103,521	338
Total real estate	922	3,988	335	18,228	23,473	503,817	527,290	338
Commercial business	7	-	-	168	175	40,986	41,161	-
Other consumer	13	3	-	80	96	5,553	5,649	-
Total	$942	$3,991	$335	$18,476	$23,744	$550,356	$574,100	$338

Covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$1,530	$2,220	$215	$8,441	$12,406	$22,235	$34,641	$219
Multifamily residential	-	-	-	216	216	2,710	2,926	-
Construction	-	-	-	1,191	1,191	64	1,255	-
Commercial land	140	11	10	6,704	6,865	6,805	13,670	11
Residential development	-	-	-	4,578	4,578	3,517	8,095	-
Other commercial real estate	351	466	495	17,454	18,766	57,546	76,312	511
Consumer real estate	236	15	-	634	885	10,263	11,148	-
Total real estate	2,257	2,712	720	39,218	44,907	103,140	148,047	741
Commercial business	90	39	23	3,484	3,636	4,230	7,866	24
Other consumer	141	133	57	554	885	2,890	3,775	58
Total	$2,488	$2,884	$800	$43,256	$49,428	$110,260	$159,688	$823

Total at December 31, 2011:
Real estate:
One-to-four family residential	$1,610	$3,854	$215	$10,848	$16,527	$134,973	$151,500	$219
Multifamily residential	-	-	-	216	216	19,469	19,685	-
Construction	-	93	-	1,191	1,284	19,573	20,857	-
Commercial land	140	11	10	9,335	9,496	32,296	41,792	11
Residential development	-	-	-	11,052	11,052	13,487	24,539	-
Other commercial real estate	432	2,339	495	21,627	24,893	277,402	302,295	511
Consumer real estate	997	403	335	3,177	4,912	109,757	114,669	338
Total real estate	3,179	6,700	1,055	57,446	68,380	606,957	675,337	1,079
Commercial business	97	39	23	3,652	3,811	45,216	49,027	24
Other consumer	154	136	57	634	981	8,443	9,424	58
Total	$3,430	$6,875	$1,135	$61,732	$73,172	$660,616	$733,788	$1,161

Troubled Debt Restructurings.  The Company adopted the amendments in Accounting Standards Update (“ASU”) No. 2011-02 Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, during the quarter ended September 30, 2011, and has reassessed all restructurings that occurred on or after the beginning of the 2011 fiscal year for identification as troubled debt restructurings (“TDRs”). The Company identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology (ASC 450-20). Upon identifying the reassessed receivables as TDRs, the Company also identified them as impaired under the new guidance in ASC 310-10-35. The amendments in ASU No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first interim period of adoption for the Company, the recorded investment in the receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35 was $1.3 million (310-40-65-1(b)), and there was no allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss (310-40-65-1(b)).

The modification or restructuring of a debt constitutes a TDR if we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrowers that we would not otherwise consider. Some examples of modifications are described below:

Rate modification – A modification in which only the interest rate is changed.

Term modification – A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest only modification – A modification in which the loan is converted to interest only payments for a period of time.

Debt Reduction Modification – A modification in which a portion of the debt is reduced.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Transfer of Assets Modification – A modification in which a transfer of assets has occurred to partially satisfy debt, including foreclosure and repossession.

Combination Modification – Any other type of modification, including the use of multiple categories above.

The following tables present the Bank’s loans classified as TDRs by loan type as of March 31, 2012 and December 31, 2011:

	March 31, 2012
	Accrual Status	Non-accrual Status	Total Contracts	Total TDRs
	(Dollars in thousands)

One-to-four family residential	$12	$-	$1	$12
Commercial land	884	685	3	1,569
Residential development	-	143	1	143
Consumer real estate	3,927	3,347	24	7,274
Commercial business	-	921	1	921
Total	$4,823	$5,096	$30	$9,919

	December 31, 2011
	Accrual Status	Non-accrual Status	Total Contracts	Total TDRs
	(Dollars in thousands)

One-to-four family residential	$12	$-	1	$12
Commercial land	195	89	2	284
Residential development	633	-	2	633
Other commercial real estate	6,955	1,159	24	8,114
Total	$7,795	$1,248	$29	$9,043

The following tables present newly restructured loans that occurred during the three months ended March 31, 2012 and March 31, 2011, respectively:

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Total Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Total Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
(Dollars in thousands)

Interest only modification:
Commercial real estate	-	-	-	1	145	145
Subtotal	-	$-	$-	1	$145	$145

Term modification:
Commercial business	-	-	-	2	17	17
Subtotal	-	$-	$-	2	$17	$17

Debt reduction modification:
Commercial land	2	$2,357	$1,366	-	$-	$-
Subtotal	2	$2,357	$1,366	-	$-	$-

Total	2	$2,357	$1,366	3	$162	$162

All TDRs are not automatically placed on nonaccrual status.  Generally, those TDRs that are placed on non-accrual status may return to accrual status when the borrower has sustained repayment performance in accordance with the modified terms.  The number of payments needed to meet these criteria varies from loan to loan.  However, as a general rule, most non-accrual loans should be able to return to accrual status after the payment of six consecutive regular scheduled payments. During the three month period ended March 31, 2012, there were no payment defaults on any TDRs.  During the 12 month period ended December 31, 2011, there was one payment default on a residential TDR.  The collateral for this residential loan was acquired through foreclosure and was sold during the third quarter of 2011.  The loan had an original principal balance of $1.1 million and the resulting loss from disposition of the collateral was approximately $335,000.

Also, in the normal course of business, the Company will make loan restructurings or modifications to borrowers for reasons unrelated to the borrower’s financial condition.  These restructurings or modifications are made based on the prevailing interest rates and terms offered to other borrowers for similar types of loans at the time of the modification. These types of debt restructurings or loan modifications would not be considered troubled debt restructurings.

Impaired Loans.  The Company evaluates impairment of its non-covered residential mortgage and consumer loans on a collective basis, while non-covered commercial and construction loans are evaluated individually for impairment.  The Company identifies a non-covered loan as impaired when it is probable that principal and interest will not be collected when due according to the contractual terms of the loan agreement.  Specific allowances or principal write-downs are established for certain individual non-covered loans that management considers impaired.  The remainder of the portfolio of non-covered loans is segmented into groups of loans with similar risk characteristics for evaluation and analysis.

The following table details the Company’s impaired loans at March 31, 2012 and December 31, 2011:

	Recorded Investment	Unpaid Principal Balance	Principal Write-down	Net Principal Balance	Related Allowance
	(Dollars in thousands)

March 31, 2012
One-to-four family residential	$3,171	$3,581	$545	$3,036	$-
Commercial land	4,018	5,052	1,200	3,852	-
Residential development	4,537	6,492	2,186	4,306	-
Commercial real estate - office	8,603	9,632	1,134	8,498	-
Commercial real estate - residential rental	4,151	5,501	1,472	4,029	-
Commercial real estate - owner-occupied	3,693	4,394	797	3,597	-
Commercial real estate - other	639	790	170	620	-
Consumer real estate	2,304	3,363	1,240	2,123	-
Commercial business	1,137	1,670	551	1,119	-
Other consumer	47	45	-	45	-
Total impaired loans	$32,300	$40,520	$9,295	$31,225	$-

December 31, 2011
One-to-four family residential	$2,781	$2,739	$-	$2,739	$-
Commercial land	3,062	4,523	1,697	2,826	-
Residential development	8,428	10,173	1,911	8,262	-
Commercial real estate - office	6,322	7,573	1,268	6,305	-
Commercial real estate - residential rental	4,076	4,808	779	4,029	-
Commercial real estate - other	2,426	2,945	622	2,323	-
Consumer real estate	2,689	2,801	171	2,630	-
Commercial business	169	169	-	169	-
Other consumer	89	90	1	89	-
Total impaired loans	$30,042	$35,821	$6,449	$29,372	$-

Loan Classification. We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  We analyze loans individually by classifying the loans as to credit risk.  This analysis is performed on at least a quarterly basis.  We use the following definitions for risk ratings: Special Mention - Loans classified as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of our credit position at some future date. Substandard -  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified have one or more well-defined weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Doubtful -  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.  Loss – Loans classified as loss are considered to be completely uncollectable and as a result the loans have been completely written-off the books of the Company. Loans not meeting the criteria above as part of the above described process are considered to be Pass rated loans.   The Company’s portfolio of FDIC-covered loans was considered to be Pass rated loans at March 31, 2012 and December 31, 2011, as the loans were marked to fair value at acquisition and have FDIC loss-share agreements to cover at least 80% of any future losses.

As of March 31, 2012 and December 31, 2011, the risk category of loans is as follows:

		Criticized Loans
March 31, 2012	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)

Real estate:
One-to-four family residential	$143,058	$726	$3,632	$-	$147,416
Multifamily residential	19,343	527	-	-	19,870
Construction	18,551	-	-	-	18,551
Commercial land	27,833	1,168	6,619	-	35,620
Residential development	14,117	894	5,206	-	20,217
Other commercial real estate	279,073	24,435	12,810	-	316,318
Consumer land	16,977	202	904	-	18,083
Home equity lines of credit	91,151	738	1,729	-	93,618
Total real estate	610,103	28,690	30,900	-	669,693
Commercial business	48,212	248	1,185	-	49,645
Other consumer	8,957	168	61	1	9,187
Total loans	$667,272	$29,106	$32,146	$1	$728,525

		Criticized Loans
December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)

Real estate:
One-to-four family residential	$149,013	$562	$1,925	$-	$151,500
Multifamily residential	19,685	-	-	-	19,685
Construction	20,857	-	-	-	20,857
Commercial land	30,202	8,600	2,990	-	41,792
Residential development	15,806	1,037	7,696	-	24,539
Other commercial real estate	269,970	19,925	12,400	-	302,295
Consumer land	17,356	458	1,560	-	19,374
Home equity lines of credit	92,752	790	1,753	-	95,295
Total real estate	615,641	31,372	28,324	-	675,337
Commercial business	48,477	254	296	-	49,027
Other consumer	9,147	170	107	-	9,424
Total loans	$673,265	$31,796	$28,727	$-	$733,788

Note 7 - Allowance for Loan Losses

The Company has established a systematic methodology for determining the allowance for loan losses.  This methodology is set forth in a formal policy and considers all non-covered loans in the portfolio.  Loans totaling $148.8 million that were covered under the FDIC loss-share agreements were not included in the Company’s evaluation of the adequacy of loan loss allowances since potential losses are covered up to at least 80% by the FDIC.  These covered loans were recorded at their estimated fair value at the time of the acquisition.  Management’s periodic evaluation of the allowance is consistently applied and based on inherent losses in the portfolio, past loan loss experience, risks inherent in the different types of loans, the estimated value of any underlying collateral, current economic conditions, the borrower’s financial position, and other relevant internal and external factors that may affect loan collectability. The allowance for loan losses is increased by charging provisions for loan losses against income.  As of March 31, 2012, the allowance for loan losses was $11.6 million, or 2.0% of total non-covered loans.  Management believes that this amount meets the requirement for losses that are inherent in the non-covered loan portfolio.  Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

A reconciliation of the allowance for loan losses is as follows:

	Three Months Ended March 31,
	2012	2011
	(Dollars in thousands)

Balance - Beginning of period	$11,713	$11,924
Charge-offs:
One-to-four family residential	(899)	(825)
Construction	-	(36)
Commercial land	(90)	(899)
Residential development	(2,492)	(1,054)
Other commercial real estate	(1,381)	(16)
Consumer real estate	(1,730)	(56)
Commercial business	-	(153)
Other consumer	(11)	(13)
Total charge-offs	(6,603)	(3,052)
Recoveries:
One-to-four family residential	33	3
Construction	-	50
Commercial land	-	-
Residential development	57	-
Other commercial real estate	78	-
Consumer real estate	2	7
Commercial business	2	3
Other consumer	1	71
Total recoveries	173	134
Provision for loan losses	6,300	3,000
Balance - End of period	$11,583	$12,006

The following tables present a disaggregated analysis of the activity in the allowance for loan losses and loan balances for non-covered loans for the three months ended March 31, 2012 and March 31, 2011.

(Dollars in thousands)	One-to-four family residential	Multifamily residential	Construction	Commercial land	Residential development	Other commercial real estate	Consumer real estate	Commercial business	Other consumer	Total

March 31, 2012
Allowance for loan losses:
Balance - January 1, 2012	$500	$150	$800	$2,334	$1,999	$1,830	$1,600	$2,000	$500	$11,713
Charge-offs	(899)	-	-	(90)	(2,492)	(1,381)	(1,730)	-	(11)	(6,603)
Recoveries	33	-	-	-	57	78	2	2	1	173
Provision	900	-	(150)	100	2,500	1,400	1,500	-	50	6,300
Balance - March 31, 2012	$534	$150	$650	$2,344	$2,064	$1,927	$1,372	$2,002	$540	$11,583

Loans individually evaluated for impairment	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loans collectively evaluated for impairment	$534	$150	$650	$2,344	$2,064	$1,927	$1,372	$2,002	$540	$11,583

Loans:
Loans individually evaluated for impairment	$3,036	$-	$-	$3,852	$4,306	$16,744	$2,123	$1,119	$45	$31,225
Loans collectively evaluated for impairment	112,382	16,977	18,517	19,526	7,912	225,577	98,896	42,759	5,921	548,467
Total non-covered loans	$115,418	$16,977	$18,517	$23,378	$12,218	$242,321	$101,019	$43,878	$5,966	$579,692

(Dollars in thousands)	One-to-four family residential	Multifamily residential	Construction	Commercial land	Residential development	Other commercial real estate	Consumer real estate	Commercial business	Other consumer	Total

March 31, 2011
Allowance for loan losses:
Balance - January 1, 2011	$500	$200	$1,000	$2,163	$2,000	$1,561	$1,500	$2,500	$500	$11,924
Charge-offs	(825)	-	(36)	(899)	(1,054)	(16)	(56)	(153)	(13)	(3,052)
Recoveries	3	-	50	-	-	-	7	3	71	134
Provision	850	-	-	750	1,050	100	100	150	-	3,000
Balance - March 31, 2011	$528	$200	$1,014	$2,014	$1,996	$1,645	$1,551	$2,500	$558	$12,006

Loans individually evaluated for impairment	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loans collectively evaluated for impairment	$528	$200	$1,014	$2,014	$1,996	$1,645	$1,551	$2,500	$558	$12,006

Loans:
Loans individually evaluated for impairment	$630	$-	$225	$3,857	$5,180	$7,551	$151	$-	$-	$17,594
Loans collectively evaluated for impairment	108,732	20,291	18,758	31,239	18,051	226,692	106,220	34,020	5,300	569,303
Total non-covered loans	$109,362	$20,291	$18,983	$35,096	$23,231	$234,243	$106,371	$34,020	$5,300	$586,897

Note 8 – FDIC Loss Share Receivable

The following table details changes in the loss share receivable from the FDIC for the three months ended March 31, 2012 and March 31, 2011.

	Three Months Ended March 31,
	2012	2011
	(in thousands)

Balance at beginning of period	$38,931	$24,848
Increase in expected losses on indemnified assets	996	1,222
Claimable net losses on OREO covered under loss share agreements	789	183
Reimbursable expenses claimed	507	125
Accretion of discounts and premiums, net	(917)	(717)
Receipt of payments from FDIC	(9,858)	(142)
Other	-	92
Balance at end of period	$30,448	$25,611

Note 9 – Deposits

Deposit balances and average rates are detailed by category in the following table for the respective periods:

	March 31, 2012		December 31, 2011
	Amount	Average Rate	Amount	Average Rate
(Dollars in thousands)

Noninterest-bearing demand	$97,437	0.00%	$88,077	0.00%
Interest-bearing demand	200,675	0.21%	199,390	0.41%
Money market deposit	155,599	0.31%	155,228	0.52%
Savings accounts	22,147	0.16%	20,542	0.17%
Time deposits	396,788	1.00%	412,819	1.26%
Total deposits	$872,646	0.64%	$876,056	0.81%

Note 10 – Preferred Stock

On September 22, 2011, the Company entered into a Securities Purchase Agreement with the Secretary of the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued and sold to the Treasury 20,500 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”), having a liquidation preference of $1,000 per share, for aggregate proceeds of $20,500,000.    The Securities Purchase Agreement was entered into, and the Series C Preferred Stock was issued, pursuant to the Treasury’s Small Business Lending Fund program (“SBLF”), as established under the Small Business Jobs Act of 2010.   The Company’s rights and obligations with respect to the Series C Preferred Stock are set forth in the Securities Purchase Agreement and the Certificate of Designation to its Certificate of Incorporation filed by the Company with the Secretary State of the State of Delaware. The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly.  The dividend rate was initially set at 4.84% per annum based upon the initial level of qualified small business lending (“QSBL”) by the Bank.  The dividend rate for future dividend periods will be set based upon the percentage change in the QSBL between each dividend period and the baseline QSBL level.  This dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  The current dividend rate is 1.3%.  If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  Prior to that time the dividend rate decreases as the level of the Bank’s QSBL increases.  Also, the Company may redeem the shares of Series C Preferred Stock, in whole or in part, at any time subject to prior approval by the Company’s primary federal banking regulator.

As a result of the Company’s participation in SBLF, the Company redeemed all 20,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A it sold to the Treasury on December 12, 2008, in connection with the Treasury’s Capital Purchase Program.  The Company paid $20.6 million to the Treasury to redeem the Series A Preferred Stock, which includes the original investment of $20.5 million, plus accrued dividends.

Note 11 – Commitments

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  These commitments represent no more than normal lending risk that the Bank commits to its borrowers and management believes that these commitments can be funded through normal operations.

Commitments to extend credit at the respective periods are detailed in the following table.

	March 31, 2012	December 31, 2011
(Dollars in thousands)

Loan commitments
Residential mortgage loans	$13,068	$24,484
Total loan commitments	$13,068	$24,484

Unused lines of credit
Residential construction	$7,562	$7,390
Commercial real estate	17,865	18,593
Commercial business	11,801	9,558
Consumer	75,115	74,930
Total unused lines of credit	$112,343	$110,471

Undisbursed Construction Loan Proceeds	$795	$1,200

Note 12 – Fair Value Measurements

The Company records certain assets at fair value. The Company has not elected the fair value option for liabilities.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  Fair value measurements are also utilized to determine the initial value of certain assets, to perform impairment assessments, and for disclosure purposes.  The Company uses quoted market prices and observable inputs to the maximum extent possible when measuring fair value.  In the absence of quoted market prices, various valuation techniques are utilized to measure fair value.  When possible, observable market data for identical or similar financial instruments are used in the valuation.  When market data is not available, fair value is determined using valuation models that incorporate management’s estimates of the assumptions a market participant would use in pricing the asset or liability.

Fair value measurements are classified within one of three levels based on the observability of the inputs used to determine fair value, as follows:

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument.  Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques that incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument, or valuations that require significant management judgment or estimation.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Investment securities available for sale and rabbi trusts are recorded at fair value on a recurring basis.  Additionally, the Company records at fair value other assets on a nonrecurring basis, including presold loans in process of settlement, impaired loans, and other real estate owned.  These nonrecurring fair value adjustments typically involve the application of lower of cost or market accounting for these other assets.

Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset and other factors.  Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.  Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.  The following is a description of valuation methodologies used for assets recorded at fair value. The determination of where an instrument falls in the hierarchy requires significant judgment.

Financial Instruments on a Recurring Basis:

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a recurring basis:

Investment Securities – Investment securities, available for sale, are recorded at fair value on at least a monthly basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions.  Level 1 fair value is used for those securities traded on an active exchange, U.S. Treasury securities that are traded by brokers or dealers in an active over-the-counter market, and money market funds.  Level 2 securities include mortgage-backed securities issued by government-sponsored enterprises, municipal bonds, and corporate debt securities.  These Level 2 securities are valued using an independent third party.  This independent third party uses multiple pricing vendors and matrix pricing methods developed in accordance with the Securities Industry and Financial Markets Association’s industry-standard methods.  Level 3 investment securities include equity securities that are not traded on an active exchange, investments in closely held subsidiaries, and asset-backed securities traded in less liquid markets.

The table below presents the balance of assets at March 31, 2012 and December 31, 2011 measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2012
Investment securities, available for sale:
Municipal bonds	$-	$2,839	$200	$3,039
Mortgage-backed bonds	-	16,323	-	16,323
Equity securities	-	-	1,585	1,585
Total	$-	$19,162	$1,785	$20,947

December 31, 2011
Investment securities, available for sale:
U.S. Government Agency obligations	$-	$7,241	$-	$7,241
Municipal bonds	-	6,511	200	6,711
Mortgage-backed bonds	-	35,492	-	35,492
SBA securities	-	1,326	-	1,326
Equity securities	-	-	1,366	1,366
Total	$-	$50,570	$1,566	$52,136

The changes in Level 3 assets measured at fair value on a recurring basis for the quarter ended March 31, 2012 and March 31, 2011 are shown in the following table:

	2012	2011
	(Dollars in thousands)
Beginning balance, January 1	$1,567	$3,023
Total gains included in:
Other comprehensive income	55	26
Sales	-	(1,065)
Transfers in	163	-
Ending balance, March 31	$1,785	$1,984

The 2012 purchases totaling $163,000 represents capital calls for two Small Business Investment Company investments. The 2011 sales totaling $1,065,000 represents the sale of corporate bonds that were not traded on an active exchange.

Financial Instruments on a Non-recurring Basis:

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a non-recurring basis:

Investment Securities – Investment securities, held to maturity, are recorded at amortized cost.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions.  Level 1 fair value is used for those securities traded on an active exchange, U.S. Treasury securities that are traded by brokers or dealers in an active over-the-counter market, and money market funds.  Level 2 securities include mortgage-backed securities issued by government-sponsored enterprises, municipal bonds, and corporate debt securities.  These Level 2 securities are valued using an independent third party.  This independent third party uses multiple pricing vendors and matrix pricing methods developed in accordance with the Securities Industry and Financial Markets Association’s industry-standard methods.  Level 3 investment securities include equity securities that are not traded on an active exchange, investments in closely held subsidiaries, and asset-backed securities traded in less liquid markets.

Presold Loans in Process of Settlement - The Company does not record all loans at fair value on a recurring basis.  However, loans that have been presold and are in the process of settlement are recorded at their fair value.  These presold loans are recorded as nonrecurring Level 2 since there is a firm commitment by a qualified third party to purchase the loans within a 90 day period.

Impaired Loans - Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered to be impaired. Once a loan is identified as being impaired, management measures the impairment in accordance with ASC 310-10-35.  The fair value of impaired loans is estimated using one of several methods, including collateral value, market price and discounted cash flows. When the fair value of the collateral was based on an observable market price, the Company recorded the impaired loan as nonrecurring Level 2. When an observable market price was not available or when management made assumptions that impact the fair value of the collateral, such as estimated disposition or holding costs, the Company recorded the impaired loan as nonrecurring Level 3. Management has determined that the fair value of the Company’s impaired loans used Level 3 methodology.  For substantially all of the Company’s impaired loans as of March 31, 2012 and December 31, 2011, the valuation methodology utilized by the Company was collateral based measurements such as a real estate appraisal and the discount to reflect current market conditions and ultimately collectability ranged from 0% to 20% for each of the respective periods.

Other Real Estate Owned - Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an observable market price is not available, or when management makes assumptions that impact the fair value of the collateral, such as estimated disposition or holding costs, the Company records the other real estate owned as nonrecurring Level 3. For substantially all of the Company’s foreclosed assets as of March 31, 2012 and December 31, 2011, the valuation methodology utilized by the Company was collateral based measurements such as a real estate appraisal and the discount to reflect current market conditions ranged from 0% to 20% for each of the respective periods.

The table below presents the balance of assets at March 31, 2012 and December 31, 2011 measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2012
Investment securities, held to maturity
U.S. Treasury obligations	$10,017	$-	$-	$10,017
U.S. Government Agency obligations	-	28,836	-	28,836
Municipal bonds	-	3,311	-	3,311
Mortgage-backed bonds	-	51,279	-	51,279
SBA securities	-	4,988	-	4,988
Corporate bonds	-	3,795	-	3,795
Presold loans in process of settlement	-	4,666	-	4,666
Impaired loans	-	-	31,225	31,225
Other real estate owned	-	-	21,352	21,352
Total	$10,017	$96,875	$52,577	$159,469

December 31, 2011
Investment securities, held to maturity
U.S. Treasury obligations	$10,033	$-	$-	$10,033
U.S. Government Agency obligations	-	26,059	-	26,059
Municipal bonds	-	3,399	-	3,399
Mortgage-backed bonds	-	54,779	-	54,779
Corporate bonds	-	3,845	-	3,845
Presold loans in process of settlement	-	2,146	-	2,146
Impaired loans	-	-	29,372	29,372
Other real estate owned	-	-	17,571	17,571
Total	$10,033	$90,228	$46,943	$147,204

Note 13 - Fair Value of Financial Instruments

Estimated fair values of financial instruments have been estimated by the Company using the provisions of ASC Topic 825, Financial Instruments “ASC 825”, which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.  ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.  The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and noninterest-bearing deposits - The carrying amounts reported in the balance sheets for cash and noninterest-bearing deposits approximate the fair value of those assets.

Interest-earning bank balances - The carrying amounts reported in the balance sheets for interest-earning deposits approximate the fair value of those assets.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on readily available pricing sources for market transactions involving comparable types of investments in active markets.

Federal Home Loan Bank stock - The fair values for FHLB stock are its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company, in order to be a member of the FHLB, is required to maintain a minimum investment.

Presold loans in process of settlement – The fair values of presold loans in process of settlement are its carrying value since these loans have a firm commitment to be purchased by an independent third party.

Loans receivable, net - The fair values for fixed rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit ratings for the same remaining maturities. The fair value of variable rate loans that reprice frequently is based on the carrying value.  The resulting fair value for fixed and variable rate loans is adjusted for the allowance for loan losses.

FDIC loss share receivable - The fair values for the FDIC indemnification asset are estimated based on discounted future cash flows using current discount rates.

Accrued interest receivable and Accrued interest payable - The carrying values of accrued interest receivable and accrued interest payable are assumed to approximate fair value.

Bank-owned life insurance - The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Demand deposits, money market accounts and savings accounts - The fair values of demand deposits, money market accounts and savings accounts are equal to the amount payable on demand at the reporting date.

Time deposits – The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these accounts to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under repurchase agreements - The fair values of securities sold under repurchase agreements are equal to the carrying value due to the short-term nature of these instruments.

Borrowed Money - The fair values for borrowed money are estimated based on discounted future cash flows using current discount rates for similar borrowings.

Subordinated debt - The fair values for subordinated debt are estimated based on a broker indication of fair value at the respective dates.

At March 31, 2012 and December 31, 2011, the Company had outstanding unfunded commitments to extend credit offered in the normal course of business.  Fair values of these commitments are based on fees currently charged for similar instruments.  At March 31, 2012 and December 31, 2011, the carrying amounts and fair values of these off-balance sheet financial instruments were considered immaterial.

The carrying amounts and estimated fair values of financial instruments at the respective dates were as follows:

	March 31, 2012		December 31, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and noninterest-bearing deposits	$12,724	$12,724	$13,296	$13,296
Interest-earning bank balances	102,698	102,698	75,048	75,048
Investment securities	121,411	123,173	147,899	150,251
Federal Home Loan Bank stock	5,067	5,067	5,067	5,067
Presold loans in process of settlement	4,666	4,666	2,146	2,146
Loans receivable, net	716,942	731,783	722,075	735,685
FDIC loss share receivable	30,448	30,448	38,931	38,931
Accrued interest receivable	2,577	2,577	2,773	2,773
Bank-owned life insurance	18,554	18,554	18,978	18,978

Financial liabilities:
Demand deposits	$298,112	$298,112	$287,466	$287,466
Money market accounts	155,599	155,599	155,229	155,229
Savings accounts	22,147	22,147	20,542	20,542
Time deposits	396,788	399,009	412,819	415,145
Securities sold under repurchase agreements	9,919	9,919	9,787	9,787
Borrowed money	78,697	86,795	78,688	87,697
Subordinated debt	15,464	7,732	15,464	7,732
Accrued interest payable	843	843	981	981

Note 14 – Subsequent Events

The Company has evaluated subsequent events for accounting and disclosure purposes through the date the financial statements are issued.

Merger with Park Sterling Corporation.  On May 14, 2012, the Company announced the signing of a definitive merger agreement with Park Sterling Corporation (“Park Sterling”) under which Park Sterling will acquire Citizens South for a total value of approximately $77.8 million, excluding the exchange of $20.5 million in preferred stock issued to the United States Department of the Treasury in connection with Citizens South’s participation in the Small Business Lending Fund.  The merger agreement has been unanimously approved by the board of directors of each company. Closing of the transaction, which is expected to occur in the fourth quarter of 2012, is subject to customary conditions, including approval by Citizens South’s stockholders, approval by Park Sterling’s shareholders and receipt of regulatory approval. Under the terms of the merger agreement, Citizens South stockholders will have the right to receive either $7.00 in cash or 1.4799 Park Sterling shares for each Citizens South share they hold, subject to the limitation that the total consideration will consist of 30.0% in cash and 70.0% in Park Sterling shares. Those Citizens South shares exchanged for stock will convert to Park Sterling shares in what is intended to be a tax-free exchange. Cash will also be paid in lieu of fractional shares. The transaction value at the time of the proposed merger may change due to potential fluctuations in the price of Park Sterling stock.

Dividend Declaration.  On April 23, 2012, the Board of Directors of the Company approved and declared a regular cash dividend of one cent ($0.01) per share of common stock to shareholders of record as of May 7, 2012, payable on May 14, 2012. The Company has paid cash dividends in each of the 56 quarters since the Company’s conversion to public ownership.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Citizens South Banking Corporation
Gastonia, North Carolina

We have audited the accompanying consolidated statements of financial condition of Citizens South Banking Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011.  The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens South Banking Corporation and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
/s/ Cherry, Bekaert & Holland, L.L.P.

Gastonia, North Carolina
March 30, 2012

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
(Dollars in thousands, except share and per share data)

ASSETS
Cash and cash equivalents:
Cash and due from banks	$13,296	$15,110
Interest bearing deposits	75,048	105,789
Cash and cash equivalents	88,344	120,899
Investment securities available for sale, at fair value (amortized cost of $51,659 and $74,335 at December 31, 2011 and December 31, 2010, respectively)	52,136	74,308
Investment securities held to maturity, at amortized cost (fair value of $98,115 and $37,278 at December 31, 2011, and December 31, 2010, respectively)	95,763	37,278
Federal Home Loan Bank stock, at cost	5,067	5,715
Presold loans in process of settlement	2,146	4,034
Loans:
Covered by FDIC loss-share agreements	159,688	147,576
Not covered by FDIC loss-share agreements	574,100	588,934
Loans, net of deferred fees and costs	733,788	736,510
Allowance for loan losses	(11,713)	(11,924)
Loans, net	722,075	724,586
Other real estate owned	17,571	14,652
Premises and equipment, net	25,888	23,785
FDIC loss share receivable	38,931	24,848
Accrued interest receivable	2,773	3,001
Bank-owned life insurance	18,978	18,230
Intangible assets	1,373	1,690
Other assets	9,415	11,461
Total assets	$1,080,460	$1,064,487

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$876,056	$850,789
Securities sold under repurchase agreements	9,787	9,432
Borrowed money	78,688	85,782
Subordinated debt	15,464	15,464
Other liabilities	7,806	9,577
Total liabilities	987,801	971,044

Shareholders' Equity
Preferred stock, $0.01 par value, Authorized: 1,000,000 shares; Issued and outstanding: 20,500 shares	20,500	20,672
Common stock, $0.01 par value, Authorized: 20,000,000 shares; Issued: 12,393,126 shares; Outstanding: 11,506,324 shares at December 31, 2011, and 11,508,750 shares at December 31, 2010	124	124
Additional paid-in-capital	63,888	63,000
Retained earnings, substantially restricted	7,854	9,663
Accumulated other comprehensive income (loss)	293	(16)
Total shareholders' equity	92,659	93,443
Total liabilities and shareholders' equity	$1,080,460	$1,064,487

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011, 2010, and 2009

	2011	2010	2009
(Dollars in thousands, except per share data)

Interest Income:
Interest and fees on loans	$40,158	$40,540	$33,676
Investment securities:
Taxable interest income	3,412	2,517	3,397
Tax-exempt interest income	304	544	1,127
Other interest income	202	314	100
Total interest income	44,076	43,915	38,300
Interest Expense:
Deposits	7,128	10,262	11,918
Securities sold under repurchase agreements	60	107	178
Borrowed money	3,022	3,395	3,487
Subordinated debt	328	914	943
Total interest expense	10,538	14,678	16,526

Net interest income	33,538	29,237	21,774
Provision for loan losses	10,685	14,050	10,980
Net interest income after provision for loan losses	22,853	15,187	10,794
Noninterest Income:
Service charges on deposit accounts	4,154	3,932	3,256
Mortgage banking income	1,255	1,525	1,202
Commissions on sales of financial products	267	426	191
Income from bank-owned life insurance	777	832	770
Gain from acquisition	4,140	19,679	-
Gain on sale of investments, available for sale	111	349	2,198
Loss on sale of other assets	(342)	(490)	(285)
Other	979	883	640
Total noninterest income	11,341	27,136	7,972
Noninterest Expense:
Compensation and benefits	15,000	13,598	9,818
Occupancy and equipment	3,421	3,302	2,571
Data processing and other technology	1,063	927	672
Professional services	1,003	981	1,059
Advertising and business development	320	333	365
Loan collection and other expenses	1,361	447	238
Deposit insurance	1,535	1,326	1,076
Office supplies	248	240	142
Telephone and communications	442	406	274
Other real estate owned valuation adjustments	4,319	1,382	338
Other real estate owned expenses	1,302	993	341
Amortization of intangible assets	538	517	314
Impairment of investment securities	-	435	754
Impairment of goodwill	-	-	29,641
Acquisition and integration expenses	792	1,064	-
Other	3,311	3,384	2,669
Total noninterest expense	34,655	29,335	50,272

Income (loss) before income tax expense (benefit)	(461)	12,988	(31,506)
Income tax expense (benefit)	(702)	4,349	(1,499)
Net income (loss)	241	8,639	(30,007)
Dividends and accretion of discount on preferred stock	1,526	1,025	1,034

Net income (loss) available to common shareholders	$(1,285)	$7,614	$(31,041)

Earnings (loss) per common share - basic	$(0.11)	$0.78	$(4.19)
Earnings (loss) per common share - diluted	(0.11)	0.78	(4.19)

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2011, 2010, and 2009

				Retained	Accumulated
			Additional	Earnings,	Other	Total
	Preferred	Common	Paid-in	Substantially	Comprehensive	Shareholders'
	Stock	Stock	Capital	Restricted	Income (Loss)	Equity
(Dollars in thousands, except share and per share data)

Balances, January 1, 2009	$20,507	$91	$48,008	$36,089	$25	$104,720

Comprehensive results:
Net loss	-	-	-	(30,007)	-	(30,007)
Other comprehensive results, net of tax	-	-	-	-	(322)	(322)
Accretion of discount on preferred stock	82	-	-	(82)	-	-
Allocation from shares purchased with loan to ESOP	-	-	63	-	-	63
Vesting of Recognition and Retention Plan ("RRP")	-	-	331	-	-	331
Stock-based compensation	-	-	106	-	-	106
Stock options exercised	-	-	20	(20)	-	-
Cash dividends on preferred stock, net of accretion	-	-	-	(1,034)	-	(1,034)
Cash dividends on common stock	-	-	-	(1,535)	-	(1,535)
						-
Balances, December 31, 2009	$20,589	$91	$48,528	$3,411	$(297)	$72,322

Net income	-	-	-	8,639	-	8,639
Other comprehensive results, net of tax	-	-	-	-	281	281
Issuance of 1,490,400 shares of common stock	-	33	14,007	-	-	14,040
Accretion of discount on preferred stock	83	-	-	(83)	-	-
Allocation from shares purchased with loan to ESOP	-	-	50	-	-	50
Vesting of RRP	-	-	316	-	-	316
Stock-based compensation	-	-	99	-	-	99
Cash dividends on preferred stock, net of accretion	-	-	-	(1,025)	-	(1,025)
Cash dividends on common stock	-	-	-	(1,279)	-	(1,279)
						-
Balances, December 31, 2010	$20,672	$124	$63,000	$9,663	$(16)	$93,443

Comprehensive income:
Net income	-	-	-	241	-	241
Other comprehensive results, net of tax	-	-	-	-	309	309
Redemption of 20,500 shares of preferred stock issued to the U.S. Treasury under the Capital Purchase Program, a part of the Troubled Asset Relief Program ("TARP")	(20,500)	-	-	-	-	(20,500)
Issuance of 20,500 shares of preferred stock issued to the U.S. Treasury under the Small Business Lending Fund ("SBLF")	20,500	-	-	-	-	20,500
Accretion of discount on preferred stock	68	-	-	(68)	-	-
Repurchase of warrants	(240)	-	599	-	-	359
Allocation from shares purchased with loan to ESOP	-	-	35	-	-	35
Issuance of shares under RRP	-	-	(10)	-	-	(10)
Vesting of RRP	-	-	163	-	-	163
Stock-based compensation	-	-	101	-	-	101
Cash dividends on preferred stock, net of accretion	-	-	-	(1,526)	-	(1,526)
Cash dividends on common stock	-	-	-	(456)	-	(456)
						-
Balances, December 31, 2011	$20,500	$124	$63,888	$7,854	$293	$92,659

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011, 2010, and 2009

	2011	2010	2009
(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$241	$8,639	$(30,007)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	10,685	14,050	10,980
Depreciation of premises and equipment	1,244	1,254	1,026
Goodwill impairment charge	-	-	29,641
Impairment of securities	-	435	754
Deferred income tax expense (benefit)	(2,232)	4,058	(1,273)
Gain on acquisition	(4,140)	(19,679)	-
Gain on sale of investment securities available for sale	(111)	(349)	(2,198)
Loss on sale of other real estate owned	294	447	280
Loss on sale of other assets	48	43	5
Valuation adjustment on other real estate owned	4,319	1,382	338
Net purchase accounting adjustments	13,384	20,299	-
Net (increase) decrease in loans available for sale	1,888	(4,034)	-
Deferred loan origination fees	232	81	41
Amortization of intangible assets	538	517	314
Allocation of shares to the ESOP	35	50	63
Stock-based compensation expense	101	99	106
Vesting of shares issued for the RRP	153	316	331
Decrease in accrued interest receivable	527	610	179
(Increase) decrease in other assets	10,564	(4,216)	(8,397)
Decrease in other liabilities	(3,343)	(1,425)	(3,399)
Net cash provided by (used in) operating activities	34,427	22,577	(1,216)

Cash flows from investing activities:
Net decrease in loans made to customers	10,984	25,203	6,630
Proceeds from sales of investment securities available for sale	10,111	43,302	69,349
Proceeds from sales of premises and equipment	-	1	815
Proceeds from sales of other real estate owned	15,328	5,955	2,418
Proceeds from maturities/issuer calls of investment securities available for sale	22,378	12,198	23,352
Proceeds from maturities/issuer calls of investment securities held to maturity	14,637	43,874	36
Purchases of investment securities available for sale	-	(56,139)	(33,591)
Purchases of investment securities held to maturity	(73,122)	(48,773)	(32,415)
Net cash received in acquisition	18,951	95,058	-
Redemption of FHLB stock	1,075	682	644
Purchases of premises and equipment	(3,315)	(9,396)	(445)
Net cash provided by investment activities	17,027	111,965	36,793

Cash flows from financing activities:
Net increase (decrease) in deposits	(71,460)	(51,109)	27,857
Dividends paid to common stockholders	(456)	(1,279)	(1,535)
Dividends paid and accretion of discount on preferred stock	(1,526)	(1,025)	(1,034)
Repurchase of warrants on preferred stock	359	-	-
Issuance of common stock	-	14,040	-
Net decrease in borrowed money and repurchase agreements	(10,954)	(27,504)	(17,766)
Increase in advances from borrowers for insurance and taxes	28	54	24
Net cash provided by (used in) financing activities	(84,009)	(66,823)	7,546

Net increase (decrease) in cash and cash equivalents	(32,555)	67,719	43,123
Cash and cash equivalents at beginning of year	120,899	53,180	10,057
Cash and cash equivalents at end of year	$88,344	$120,899	$53,180

Supplemental non-cash investing activity:
Foreclosed loans transferred to other real estate owned	$16,486	$16,293	$5,502

See accompanying notes to consolidated financial statements.

CITIZENS SOUTH BANKING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and Summary of Significant Accounting Policies

Organization - Citizens South Banking Corporation (also referred to as the “Company”, the “Registrant”, “We”, “Us”, or “Our”) is a Delaware corporation that owns all of the outstanding shares of common stock of Citizens South Bank (the “Bank”). The shares of common stock of the Company trade on the Nasdaq Global Market under the ticker symbol “CSBC.”  The Company’s principal business activities are overseeing and directing the business of the Bank. The Company’s assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank, and investment securities.  The Company became the holding company for the Bank in 2002, in connection with the mutual-to-stock conversion of Citizens South Holdings, MHC, the mutual holding company of Citizens South Banking Corporation, a federal corporation, formerly named Gaston Federal Bancorp, Inc., which was originally formed in 1998 for the purpose of acting as the holding company for the Bank.

Citizens South Bank, which was chartered in 1904, is a federally chartered savings bank headquartered in Gastonia, North Carolina.  The Bank’s principal business activity is offering FDIC-insured deposits to local customers through its 21 branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential and nonresidential real estate loans, construction loans, commercial business loans, consumer loans and investment securities.  The Bank also acts as a broker in both the origination of loans secured by one-to-four family dwellings and in the sale of uninsured financial products. The Bank’s results of operations are heavily dependent on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. The Bank’s results of operations are heavily dependent on net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings.  Results of operations are also materially affected by the Bank’s provision for loan losses, noninterest income, and noninterest expense.  Noninterest income primarily consists of fee income generated from deposit accounts, mortgage banking fees, commissions earned from the sale of uninsured investment products, increases in the cash value of bank-owned life insurance policies, net gains from the sale of assets and other noninterest income items.  The Bank’s noninterest expense primarily consists of compensation and employee benefits, occupancy expense, professional services, advertising, deposit insurance, loan collection expenses, other real estate owned value adjustments and expenses, amortization of intangible assets, impairment of investments, and other noninterest expenses.  Results of operations are also significantly affected by local economic and competitive conditions, changes in interest rates, and actions of regulatory and governmental authorities. The Bank has two subsidiaries, Citizens South Financial Services, Inc. and Citizens Properties, LLC. Citizens South Financial Services, Inc. primarily owns stock in a title insurance agency which is used by the Bank for certain real estate transactions.  Citizens Properties, LLC was formed in January 2012 for the purpose of holding title to certain real estate that was acquired by the Bank through foreclosure.

The Company operates 21 full-service branch offices in the North Carolina Counties of Gaston (7), Union (3), Rowan (2), Mecklenburg (1), and Iredell (2), the South Carolina County of York (1) and the Georgia Counties of Fannin (1), Union (1), Gilmer (1) and Towns (2).  The Company’s corporate headquarters is located at 519 South New Hope Road in Gastonia, North Carolina.

Consolidation – The accompanying consolidated financial statements include the accounts of Citizens South Banking Corporation, its wholly-owned subsidiary, Citizens South Bank, and the Bank’s wholly-owned subsidiaries, Citizens South Financial Services, Inc. and Citizens Properties, LLC.  All significant intercompany accounts and transactions have been eliminated in consolidation. Certain of the prior year amounts have been reclassified to conform to current year presentation.  Such reclassifications are immaterial to the financial statements.

Use of Estimates – The consolidated financial statements are prepared in accordance with GAAP which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  The more significant estimates that are particularly susceptible to change in the near future relate to the calculation of the allowance for loan losses, the determination of other-than-temporary impairment on investment securities and the estimate of the fair value of assets acquired in FDIC-assisted transactions, including loans, other real estate owned and FDIC loss-share receivable.  Actual results could differ from those estimates.

Business Combinations and Method of Accounting for Loans Acquired -  The Company accounts for its acquisitions under FASB ASC Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. There is no allowance for loan losses related to the acquired loans recorded on the acquisition date because the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, Fair Value Measurements and Disclosures, exclusive of the loss share agreements with the FDIC. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of expected principal, interest and other cash flows.

Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality, found in FASB ASC Topic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality, formerly American Institute of Certified Public Accountants (“AICPA”) Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer , and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. The Company considers expected prepayments and estimates the amount and timing of expected principal, interest and other cash flows for each loan or pool of loans meeting the criteria above, and determines the excess of the loan’s scheduled contractual principal and contractual interest payments over all cash flows expected to be collected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan’s or pool’s cash flows expected to be collected over the fair value for the loan or pool of loans, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

Subsequent to the acquisition date, FASB ASC Topic 310-30 requires that increases in cash flows expected to be received in excess of the Company’s initial estimates are to be reclassified from nonaccretable difference to accretable yield and are to then be accreted into interest income on a level-yield basis over the remaining life of the loan. Decreases in cash flows expected to be collected are to be recognized as impairment through the provision for loan losses. For acquired loans subject to a loss sharing agreement with the FDIC, the FDIC indemnification asset will be adjusted prospectively in a similar, consistent manner with increases and decreases in expected cash flows.  However, the Company’s methodology does not conform to FASB ASC Topic 310-30 in that adjustments to both the nonaccretable difference and in some cases the accretable yield, have been based upon actual cash flows since acquisition versus expected cash flows. With regards to the Company’s loans acquired from the Bank of Hiawassee that are subject to FASB ASC Topic 310-30, management has determined that actual cash flows have been materially consistent with the expected cash flows as of the acquisition date and that as of December 31, 2011 the nonaccretable difference allocable to the remaining loans in this acquired portfolio represents a materially correct proxy for the difference between remaining contractual cash flows and expected future cash flows. With regards to the Company’s loans acquired from New Horizons Bank in April 2011 that are subject to FASB ASC Topic 310-30, no events have occurred since the acquisition date through December 31, 2011 that cause management to believe that the initial expected future cash flows have changed materially. Based upon these considerations as well as managements continued evaluation of the performance of both acquired loan portfolios, management has determined that its’ current methodology does not provide a materially different result than that which would be expected had the guidance in FASB ASC Topic 310-30 been adhered to.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, amounts due from banks, short-term interest-bearing deposits, and federal funds sold.  Generally, federal funds are purchased and sold for one-day periods.

Investment Securities – Investment securities are classified in one of three categories on the date of purchase as follows: 1) available for sale; 2) held to maturity; or 3) trading.   Investment securities classified as available for sale are carried at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of consolidated shareholders’ equity and as an item of other comprehensive income.  Investment securities classified as held to maturity are carried at book value. The Company did not classify any securities as trading at December 31, 2011 or 2010.  Purchases and sales of securities are recorded on a trade-date basis.  Gains and losses are recognized on a trade-date basis at the time of the sale using the specific identification method.  Declines in the fair value of individual securities below their cost that are considered “other-than-temporary” result in write-downs of the individual securities to their fair value. The related write-downs are included in the consolidated earnings of the Company. Amortization of premiums and accretion of discounts are included in interest income over the life of the related security, or in the case of mortgage-backed and related securities, the estimated life of the security.  Additional details may be found later in this Report under Note 4 – Investment Securities.

Loans - Loans that management has the intent and ability to hold for the foreseeable future are carried at their principal balance adjusted for any deferred loan fees or expenses. Interest income is earned on the level yield method based on the daily outstanding balance.  Generally, loans are classified as nonaccrual, and the accrual of interest is discontinued, when the contractual payment of principal and interest has become 90 days past due or when, in management’s judgment, principal or interest is not collectible in accordance with the terms of the obligation.  Cash receipts on nonaccrual loans are applied to principal.  The accrual of interest resumes when the loan returns to performing status.  The Company evaluates impairment of its residential mortgage and consumer loans on a collective basis.  Commercial loans are considered to be impaired when, based on current information, it is probable that the Company will not collect all amounts when due in accordance with the contractual terms of the loan agreement.  Management monitors internally generated reports, including past due reports, payment histories, criticized asset reports, which include loans with historical payment problems or borrowers in troubled industries, as well as other sources of information, such as borrower financial statements, the value of the collateral, etc., to identify impaired loans.  Discounted cash flow analysis or the estimated fair value of collateral are used in determining the fair value of impaired loans.  When the ultimate collectability of the principal balance of an impaired loan is in doubt, cash receipts are applied to principal.  The Company had presold loans in process of settlement of $2.1 million at December 31, 2011 and $4.0 million at December 31, 2010. Additional details may be found later in this Report under Note 5 – Loans.

Impaired Loans – Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected to come from the sale of the collateral. Collateral values are estimated using Level 3 inputs based on observable market data. During 2011 and 2010, certain impaired loans were identified and reported at fair value through a direct write-down against the principal balance.  Future interest income on impaired loans will be recognized only if the loan is not in excess of 90 days delinquent and the loan is not on nonaccrual status.  Payments received on those loans that are on nonaccrual status will be applied directly to principal and no income will be recognized until the loan has been repaid or has been placed back on accrual status.  Additional details may be found later in this Report under Note 6 – Credit Quality of Loans.

Concentrations of Credit Risk – The Company makes loans to individuals as well as small and medium sized businesses primarily in the Company’s normal lending area which includes the North Carolina Counties of Gaston, Rowan, Union, Mecklenburg, Cabarrus, Lincoln, Cleveland, and Iredell Counties, along with York County in South Carolina and the Georgia Counties of Fannin, Union and Towns.  The Company has a diversified loan portfolio, and the borrowers’ ability to repay their loans is not dependent upon any specific economic segment.  A large portion of the Company’s loans are secured by real estate in our normal lending area.  As a result, significant decreases in real estate values in the Company’s normal lending area could increase loan losses and have an adverse effect on future earnings.

Allowance for Loan Losses - Management has established a systematic methodology for evaluating the adequacy of the Company’s allowance for loan losses.  The methodology is set forth in a formal policy and considers all loans in the portfolio. Specific allowances are established for certain individual loans that management considers impaired. The remainder of the portfolio is segmented into groups of loans with similar risk characteristics for evaluation and analysis.  In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower, the term of the loan, general economic conditions, and in the case of a secured loan, the quality of the collateral.  We increase our allowance for loan losses by charging the provisions for loan losses against our current period income.  Management’s periodic evaluation of the adequacy of the allowance is consistently applied and is based on our past loan loss experience, particular risks inherent in the different kinds of lending that we engage in, adverse situations that may affect the borrower’s ability to repay the debt, the estimated value of any underlying collateral, current economic conditions, as well as other relevant internal and external factors that could impact loan collectability.  The evaluation of the allowance for loan losses is inherently subjective.  As such, if factors, such as economic conditions, differ substantially from the assumptions, then future adjustments to the allowance for loan losses may be necessary. Additional details may be found in later in this Report under Note 7 – Allowance for Loan Losses.

FDIC Loss Share Receivable – The FDIC loss share receivable relates to agreements with the FDIC, whereby the FDIC has agreed to reimburse to the Company a percentage of the losses related to loans and other real estate that the Company assumed in the acquisition of a failed bank.  This loss share receivable is measured separately from the loan portfolio and other real estate because it is not contractually embedded in the loans and is not transferable with the loans should the Company choose to dispose of them.  The carrying value of this receivable is determined at each period end by multiplying the estimated amount of loan and other real estate losses covered by the agreements by the FDIC reimbursement percentage. Additional details may be found in later in this Report under Note 8 – FDIC Loss Share Receivable.

Other Real Estate Owned – Other real estate owned (“OREO”) is comprised of real estate properties acquired in partial or total satisfaction of problem loans.  OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses.  Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations.  Gains and losses realized from the sale of other real estate owned are included in current operations. Additional details may be found in later in this Report under Note 9 – Other Real Estate Owned.

Premises and Equipment – Premises and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are computed over the estimated useful lives of the assets (from three to 40 years) based on the straight-line method.  Maintenance and repairs are charged to operations in the period incurred.  Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the lease term.  Gains and losses on dispositions of fixed assets are included in current operations.  Additional details may be found in later in this Report under Note 10 – Premises and Equipment.

Bank-owned life insurance – The Company has purchased life insurance on certain key employees and directors.  These policies are recorded at their cash surrender value.  Income generated from polices is recorded as noninterest income.

Goodwill and Other Intangible Assets – Goodwill represents the cost in excess of fair value of net assets acquired in transactions accounted for as purchases.  In accordance with accounting guidelines, goodwill is not amortized over an estimated useful life, but rather is tested annually for impairment.  Performing a goodwill impairment test is a two-step process.  In performing the first step, the Company estimates the fair value of the reporting unit (which was determined to be the Company) using a market value approach that utilizes the Company’s current stock price as the primary indicator of fair market value.  As of December 31, 2009, the results of the first step indicated that the fair value of the Company was less than the book value of the Company.  As such, the Company performed the second step of the goodwill impairment test.  The results of the second step indicated that the goodwill was fully impaired and had a fair value of $0.  The primary determining factors in the determination of the goodwill impairment was the relatively low stock price of the Company and the resulting low market valuation.  These factors were largely attributed to the low market-wide valuations for financial institutions which impacted the Company’s market valuation.  The goodwill impairment was a non-cash expense and did not impact future operating performance.

In accordance with accounting guidelines, the Company’s core deposit intangible is amortized over its estimated useful life of eight years on an accelerated basis. Additional details may be found in later in this Report under Note 11 – Intangible Assets.

Income Taxes – Provisions for income taxes are based on amounts reported in the consolidated statements of income, excluding non-taxable income, and including changes in deferred income taxes.  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.  Amounts provided for deferred income taxes relate primarily to differences between tax and financial reporting for unrealized gains and losses on securities available-for-sale, allowances for loan losses, depreciation, and deferred compensation.  Additional details may be found in later in this Report under Note 16 – Income Taxes.

Income and Expenses – The Company uses the accrual method of accounting for all material income and expense items.  Loan origination fees received and direct costs incurred are deferred and amortized to interest income over the contractual lives of the loans, using the level yield method.  Current period expenses, such as advertising costs, are expensed as incurred.

Stock-Based Compensation – The Company offers a stock-based compensation incentive program which includes certain officers and directors.  Under this program, the Company may grant stock options for a fixed number of shares with an exercise price equal to the market value of the stock at the date of grant.   The fair value of each option is then estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:  2011 - dividend yield of 0.82%, expected volatility of 50%, a risk-free interest rate of 2.08%, and expected lives of six years for the options; 2010 - dividend yield of 2.9%, expected volatility of 47%, a risk-free interest rate of 2.1%, and expected lives of six years for the options.  Based on these assumptions, the Company recognized compensation expense totaling $101,000 for the year ended December 31, 2011, and $99,000 for the year ended December 31, 2010, for its stock-based compensation program.

Earnings per Share – The Company has presented both basic and diluted earnings per common share (“EPS”).  Basic EPS is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period, without considering any dilutive items.  Diluted EPS is calculated by dividing net income (loss) available to common shareholders by the sum of the weighted average number of common shares outstanding for the period and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury method.

The potential common stock of the Company includes stock options and unvested shares issued for the Recognition and Retention Plan granted to various directors and officers. At December 31, 2011, the Company excluded all of the 739,302 outstanding options from the calculation of diluted earnings per share since these options had a strike price in excess of the market value of the stock at December 31, 2011.  Also, at December 31, 2010, the Company excluded 753,925 of 861,180 outstanding options from the calculation of diluted earnings per share and at December 31, 2009, the Company excluded 795,967 of 798,079 outstanding options from the calculation of diluted earnings per share.  These outstanding options were excluded in 2010 and 2009 because the options had a strike price that was in excess of the market value of the stock at December 31 of each of the respective years.  The following is a summary of the computation of basic and diluted earnings per share calculation for the years ended December 31:

	2011	2010	2009
(Dollars in thousands, except per share amounts)

Net income (loss) available to common shareholders	$(1,285)	$7,614	$(31,041)
Weighted average number of shares outstanding	11,495,866	9,811,701	7,507,903
Less: Unallocated ESOP shares	(36,820)	(69,371)	(97,211)
Weighted average number of shares outstanding for EPS	11,459,046	9,742,330	7,410,692

Basic earnings (loss) per share	$(0.11)	$0.78	$(4.19)

Net income (loss) available to common shareholders	$(1,285)	$7,614	$(31,041)
Weighted average number of shares outstanding for EPS	11,459,046	9,742,330	7,410,692
Incremental shares from assumed exercise of stock options and restricted stock	-	-	-
Weighted average number of shares outstanding - diluted	11,459,046	9,742,330	7,410,692

Diluted earnings (loss) per share	$(0.11)	$0.78	$(4.19)

Comprehensive Income (Loss) – Comprehensive income (loss) is the change in the Company’s equity during the period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company’s other comprehensive income (loss) and accumulated other comprehensive income (loss) are comprised of unrealized gains and losses on certain investments. Information concerning the Company’s other comprehensive income (loss) for the years ended December 31 is as follows:

	2011	2010	2009
(Dollars in thousands)

Net income (loss)	$241	$8,639	$(30,007)
Other comprehensive income (loss):
Investment securities, available for sale:
Unrealized holding gains arising during period	615	806	1,674
Tax expense	(237)	(311)	(645)
Reclassification for realized gains included in net income	(111)	(349)	(2,198)
Tax benefit	43	135	847
Other comprehensive income (loss)	309	281	(322)
Total comprehensive income (loss)	$550	$8,920	$(30,329)

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In January 2011, the FASB issued guidance on the “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20 (“ASU 2010-20”).” The provisions of this guidance require the disclosure of more granular information on the nature and extent of troubled debt restructurings and their effect on the allowance for loan and lease losses. The amendments in this guidance defer the effective date related to these disclosures, enabling creditors to provide such disclosures after the FASB completes their project clarifying the guidance for determining what constitutes a troubled debt restructuring. As the provisions of this Accounting Standards Update “ASU” only defer the effective date of disclosure requirements related to troubled debt restructurings, the adoption of this ASU had no impact on the Company’s statements of income and condition. The deferred requirements of ASU 2010-20 were adopted by the Company in the third quarter of 2011. The adoption of the requirements has resulted in additional disclosures related to its troubled debt restructured loans in Note 6 of the Consolidated Financial Statements.

In April 2011, the FASB issued guidance regarding “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.” The provisions of this new standard provide additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant, prohibiting creditors from using the borrower’s effective rate test to evaluate whether a concession has been granted to the borrower, and adding factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in the standard also ends the FASB’s deferral of the additional disclosures about troubled debt restructurings as required by previously released standards. The provisions of this guidance are effective for the Company’s reporting periods ending September 30, 2011 and after and are retrospective to January 1, 2011. The adoption of the standard did not have a material impact on the Company’s statements of income and financial condition; however, adoption of this guidance did result in an increase in troubled debt restructured loans.

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU is intended to improve financial reporting of repurchase agreements (“repos”) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity.  In a typical repo transaction, an entity transfers financial assets to a counterparty in exchange for cash with an agreement for the counterparty to return the same or equivalent financial assets for a fixed price in the future. FASB ACS Topic 860, Transfers and Servicing, prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repo agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets.  The amendments to the Codification in this ASU are intended to improve the accounting for these transactions by removing from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The guidance in the ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The Company is currently in the process of evaluating the impact that this ASU may have on the consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the International Accounting Standards Board (the “Boards”) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  The amendments to the FASB ASC in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Management does not believe the guidance will have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB ASC to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company has adopted the standard and the adoption of ASU 2011-05 did not have an impact on the Company’s financial condition, results of operations, or cash flows.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company has determined that the adoption of this ASU will not have a material effect on its consolidated financial statements, given that the Company has no recorded goodwill at December 2011.

Several other new accounting standards became effective during the periods presented or will be effective subsequent to December 31, 2011. None of these new standards had or is expected to have a material impact on the Company’s consolidated financial statements.

Note 2 - Participation in the Small Business Lending Fund

On September 22, 2011, Citizens South Banking Corporation entered into a Securities Purchase Agreement with the Secretary of the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued and sold to the Treasury 20,500 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”), having a liquidation preference of $1,000 per share (the “Liquidation Amount”), for aggregate proceeds of $20.5 million.    The Securities Purchase Agreement was entered into, and the Series C Preferred Stock was issued, pursuant to the Treasury’s Small Business Lending Fund program (“SBLF”), as established under the Small Business Jobs Act of 2010.   The Company’s rights and obligations with respect to the Series C Preferred Stock are set forth in the Securities Purchase Agreement and the Certificate of Designation to its Certificate of Incorporation filed by the Company with the Secretary State of the State of Delaware on September 6, 2011, and as amended on September 19, 2011 (collectively referred to as the “Certificate of Designation”).  Those rights and obligations are summarized below.

The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011.  The dividend rate, which is calculated on the aggregate Liquidation Amount, was initially set at 4.84% per annum based upon the current level of “Qualified Small Business Lending”, or “QSBL” (as defined in the Certificate of Designation) by the Company’s wholly owned subsidiary Citizens South Bank.  The dividend rate for future dividend periods will be set based upon the “Percentage Change in QSBL” (as defined in the Certificate of Designation) between each dividend period and the “Baseline” QSBL level.  Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods and from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases.  As of December 31, 2011, the dividend rate was 3.30%. The Company may only declare and pay dividends on its common stock if it has declared and paid dividends for the current dividend period on the Series C Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.  The Company may redeem the shares of Series C Preferred Stock, in whole or in part, at any time at a redemption price equal to the sum of the Liquidation Amount per share and the per-share amount of any unpaid dividends for the then-current period, subject to any required prior approval by the Company’s primary federal banking regulator. The Series C Preferred Stock was issued in a private placement exempt from registration pursuant to the Securities Act of 1933, as amended.  As part of the Securities Purchase Agreement, the Company has granted the Treasury certain rights to require the Series C Preferred Stock to be registered for resale under the Securities Act of 1933, as amended.

As a result of the Company’s participation in SBLF, the Company redeemed all 20,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A it sold to the Treasury on December 12, 2008, in connection with the Treasury’s Capital Purchase Program.  The Company paid $20.6 million to the Treasury to redeem the Series A Preferred Stock, which includes the original investment of $20.5 million, plus accrued dividends.

Note 3 – FDIC-Assisted Acquisitions

New Horizons Bank, East Ellijay, GA

On April 15, 2011, the Bank entered into a purchase and assumption agreement (the “Agreement”) with the FDIC, as receiver for New Horizons Bank, to acquire substantially all of the assets and assume substantially all of the liabilities of New Horizons Bank (“NHB”) from the FDIC, as receiver. NHB was established in 2004 and operated from one location in East Ellijay, Georgia.  The NHB office, which is located on the Highway 515 corridor in the north Georgia area, now operates under the name of Citizens South Bank.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC 805, “Business Combinations.”  Both the purchased assets and assumed liabilities were recorded at their respective acquisition date fair values.  Determining the fair value of assets and liabilities, especially nonperforming loans and foreclosed properties, is a difficult process and involves significant judgment regarding estimates and assumptions used to calculate estimated fair values. Management engaged an experienced independent third party to assist in determining the fair value of these financial instruments.  These fair value determinations are considered preliminary and may be adjusted for a period of one year after the acquisition as relevant information becomes available regarding the estimated fair value on the date of acquisition. After applying purchase accounting adjustments to the acquired assets and liabilities, the Company recognized an initial $4.4 million pre-tax gain from the acquisition which was included as a component of noninterest income.

In connection with the acquisition, the Bank entered into two loss-sharing agreements with the FDIC that covered approximately $69.3 million of the $71.2 million of loans that were acquired from the FDIC (the “covered loans”) and all of the $11.4 million of OREO that was acquired from the FDIC (collectively referred to as “covered assets”).  The amount of the covered assets represents the legal balance of the assets prior to any fair value adjustments.  One loss-share agreement covers certain residential loans and OREO for a period of ten years.  The other loss-share agreement covers all remaining covered assets for a period of five years.  Pursuant to the terms of the loss-share agreements, the FDIC is obligated to reimburse the Bank for 80% of all eligible losses, which begins with the first dollar of loss occurred, and certain collection and disposition expenses with respect to covered assets. The Bank has a corresponding obligation to reimburse the FDIC for 80% of eligible recoveries with respect to covered assets for a period of ten years for residential properties and eight years for all other covered assets.  The Banks recorded an estimated receivable from the FDIC in the amount of $19.9 million, which represents the discounted value of the FDIC’s estimated portion of future loan losses.  Any losses incurred on the $1.9 million in loans not covered under shared-loss agreements will be the sole responsibility of the Bank. New loans made after the acquisition date are not covered by the FDIC loss-share agreements.

A statement of net assets received from the FDIC in the New Horizons Bank transaction, including the fair value adjustments and resulting gain are presented in the following table.

	As Recorded by New Horizons Bank	Fair Value Adjustments		As Recorded by the Company
(Dollars in thousands)

Assets Acquired
Cash and due from banks	$7,913	$-		$7,913
Investment securities, available for sale	9,703	-		9,703
Loans	71,210	(21,950)	(a)	49,260
FDIC indemnification asset	-	19,922	(b)	19,922
Other real estate owned	11,422	(5,211)	(c)	6,211
Core deposit intangible	-	221	(d)	221
Other assets	1,123	-		1,123
Total assets acquired	$101,371	$(7,018)		$94,353

Liabilities Assumed
Deposits	$96,216	$414	(c)	$96,630
Borrowings	4,005	212	(c)	4,217
Deferred tax liabilities	-	1,694	(e)	1,694
Other liabilities	151	261	(c)	412
Total liabilities assumed	$100,372	$2,581		$102,953

Excess of assets acquired over liabilities assumed	999	(9,599)		(8,600)
Less: Net asset discount received from FDIC	(12,299)
Cash received from FDIC at closing	11,300			11,300

Total gain recorded				$2,700

Explanation of Fair Value Adjustments:

a.           The fair value adjustment on loans represents the estimated amount of future loan losses expected in the New Horizons Bank loan portfolio at the acquisition date.  This estimate was based on a review of a sample of the acquired loan files, a review of various appraisal reports and other relevant local real estate market data, and discussions with loan officers and other personnel familiar with the local market.

b.           The FDIC indemnification asset represents the estimated funds to be received from the FDIC under the loss share agreements discounted back to the acquisition date.

c.           These fair value adjustments represent the amount necessary to write down NHB’s book value to its estimated fair value at the acquisition date based on market information available at the time of the acquisition.

d.           The core deposit intangible represents the estimated fair value of NHB’s core deposits based on an evaluation prepared by an experienced independent third party. This core deposit intangible is being amortized over an eight year period on an accelerated basis.

e.           The deferred tax liability represents 38.55% of the amount of the initial $4.4 million acquisition date gain.

The operating results of the Company for the year ended December 31, 2011, include the operating results of the acquired assets and assumed liabilities from New Horizons Bank.  Due primarily to the significant amount of fair value adjustments and the outstanding FDIC loss share agreements that are in place, historical results of New Horizons Bank are not believed to be relevant to the Company’s results.  Therefore, no pro forma financial information is presented on this acquisition.

Bank of Hiawassee, Hiawassee, GA

On March 19, 2010, Citizens South Bank, the Bank entered into a purchase and assumption agreement with the FDIC, as receiver for Bank of Hiawassee, to acquire substantially all of the assets and assume substantially all of the liabilities of Bank of Hiawassee (the “acquisition”).  The Bank of Hiawassee was a Georgia state-chartered bank headquartered in Hiawassee, Georgia, and operated five full-service offices in the North Georgia area.  This acquisition extended the Bank’s geographic footprint outside of the Charlotte metropolitan area, providing geographic diversification for future loan and deposit growth.

The acquisition was accounted for under the purchase method of accounting in accordance with ASC 805, “Business Combinations.”  Both the purchased assets and assumed liabilities were recorded at their respective acquisition date fair values.  Determining the fair value of assets and liabilities, especially nonperforming loans and foreclosed properties, is a difficult process and involves significant judgment regarding estimates and assumptions used to calculate estimated fair values. Management engaged an experienced independent third party to assist in determining the fair value of these financial instruments.  After applying purchase accounting adjustments to the acquired assets and liabilities, the Company recognized an initial $18.7 million pre-tax gain from the acquisition which was included as a component of noninterest income.   This amount was later adjusted to $19.7 million.

The acquired loans, also referred to as “covered loans,” are covered by two loss-share agreements between the FDIC and the Bank, which afford the Bank significant protection against future loan losses.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses up to $102 million and 95% of net loan losses that exceed $102 million.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans, five years for losses on all other loans and eight years for recoveries on all other loans. The Bank recorded an estimated receivable from the FDIC in the amount of $36.3 million, which represents the discounted value of the FDIC’s estimated portion of the expected future loan losses.  New loans made after the acquisition date are not covered by the FDIC loss-share agreements.

A statement of net assets received from the FDIC in the Bank of Hiawassee transaction, including the fair value adjustments and resulting gain are presented in the following table.

	As Recorded by Bank of Hiawassee	Fair Value Adjustments		As Recorded by the Company
(Dollars in thousands)

Assets Acquired
Cash and due from banks	$28,658	$-		$28,658
Investment securities, available for sale	22,309	-		22,309
Loans	229,909	(46,702)	(a)	183,207
FDIC indemnification asset	-	36,301	(b)	36,301
Other real estate owned	1,159	(83)	(c)	1,076
Core deposit intangible	-	1,637	(d)	1,637
Other assets	3,741	-		3,741
Total assets acquired	$285,776	$(8,847)		$276,929

Liabilities Assumed
Deposits	$291,451	$768	(c)	$292,219
Borrowings	30,000	1,582	(c)	31,582
Deferred tax liabilities	-	7,222	(e)	7,222
Other liabilities	(423)	1,218	(c)	795
Total liabilities assumed	$321,028	$10,790		$331,818
Excess of assets acquired over liabilities assumed	(35,252)	(19,637)		(54,889)
Less: Net asset discount received from FDIC	(31,148)
Cash received from FDIC at closing	66,400			66,400

Total gain recorded				$11,511

Explanation of Fair Value Adjustments:

a.           The fair value adjustment on loans represents the estimated amount of future loan losses expected in the Bank of Hiawassee loan portfolio at the acquisition date.  This estimate was based on a review of a sample of the acquired loan files, a review of various appraisal reports and other relevant local real estate market data, and discussions with loan officers and other personnel familiar with the local market.

b.           The FDIC indemnification asset represents the estimated funds to be received from the FDIC under the loss share agreements discounted back to the acquisition date.

c.           These fair value adjustments represent the estimated amount necessary to write down Bank of Hiawassee’s book value to its estimated fair value at the acquisition date based on market information available at the time of the acquisition.

d.           The core deposit intangible represents the estimated fair value of the Bank of Hiawassee’s core deposits based on an evaluation prepared by an experienced independent third party. This core deposit intangible is being amortized over an eight year period on an accelerated basis.

e.           The deferred tax liability represents 38.55% of the amount of the initial $18.7 million acquisition date gain.

The operating results of the Company for the year ended December 31, 2011, include the operating results of the acquired assets and assumed liabilities from Bank of Hiawassee.  Due primarily to the significant amount of fair value adjustments and the outstanding FDIC loss share agreements that are in place, historical results of Bank of Hiawassee are not believed to be relevant to the Company’s results.  Therefore, no pro forma financial information is presented on this acquisition.

Note 4 – Investment Securities

The following is a summary of the investment securities portfolio by major classification:

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Amortized Cost	Gains	Losses	Fair Value
(Dollars in thousands)

2011
Available for sale:
U.S. Government Agency obligations	$7,168	$73	$-	$7,241
Municipal bonds	6,578	133	-	6,711
Mortgage-backed securities	35,170	330	8	35,492
SBA securities	1,255	71	-	1,326
Other securities	1,488	44	166	1,366
Subtotal	51,659	651	174	52,136

Held to maturity:
U.S. Treasury obligations	9,972	61	-	10,033
U.S. Government Agency obligations	25,989	74	4	26,059
Municipal bonds	3,300	99	-	3,399
Mortgage-backed securities	52,502	2,277	-	54,779
Other securities	4,000	-	155	3,845
Subtotal	95,763	2,511	159	98,115

Total at December 31, 2011	$147,422	$3,162	$333	$150,251

2010
Available for sale:
U.S. Government Agency obligations	$19,297	$23	$122	$19,198
Municipal bonds	11,602	40	128	11,514
Mortgage-backed securities	40,655	293	175	40,773
Other securities	2,781	110	68	2,823
Subtotal	74,335	466	493	74,308

Held to maturity:
U.S. Treasury obligations	9,955	-	38	9,917
U.S. Government Agency obligations	8,509	4	129	8,384
Mortgage-backed securities	14,814	641	37	15,418
Other securities	4,000	-	81	3,919
Subtotal	37,278	645	285	37,638

Total at December 31, 2010	$111,613	$1,111	$778	$111,946

The book values and estimated fair values of investment securities available for sale and held to maturity at December 31, 2011, by contractual maturity, are shown in the following table.  Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Book Value	Estimated Fair Value
(Dollars in thousands)

Available for sale:
Due in one year or less	$10,301	$10,359
Due after one year through five years	25,296	25,567
Due after five years through ten years	7,679	7,837
Due after ten years	6,908	7,064
Equities	1,475	1,309
Total	$51,659	$52,136

Held to Maturity:
Due in one year or less	$16,414	$16,709
Due after one year through five years	38,436	38,932
Due after five years through ten years	28,663	29,068
Due after ten years	12,250	13,406
Total	$95,763	$98,115

The following tables set forth the amount of the unrealized losses and fair values of the investment securities by investment types segregated between those that have been in a continuous unrealized-loss position for less than twelve months and those investments that have been in a continuous unrealized-loss position for more than twelve months at December 31, 2011 and December 31, 2010.  At December 31, 2011, the unrealized losses related to one U.S. Government Agency obligation, six mortgage-backed securities, and six other securities.  Of these 13 securities, five had been in a continuous-loss position for more than 12 months.  At December 31, 2010, the unrealized losses related to two U.S. Treasury obligations, ten U.S. Government Agency obligations, fifteen municipal bonds, seven mortgage-backed securities, and six other securities.  Of these 40 securities, three had been in a continuous-loss position for more than 12 months.  As of December 31, 2011, and December 31, 2010, management concluded that the unrealized losses presented above were temporary in nature since the unrealized losses were attributable to changes in interest rates and not a deterioration of the credit quality of the issuers.  The Company does not have the intent to sell securities in a temporary loss position at December 31, 2011, and it is not more likely than not that the Company will be required to sell the securities before anticipated recovery.

	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
(Dollars in thousands)

2011
Available for sale:
Mortgage-backed securities	$4,619	$8	$88	$-	$4,707	$8
Other securities	165	93	29	73	194	166
Subtotal	4,784	101	117	73	4,901	174

Held to maturity:
U.S. Government Agency obligations	1,996	4	-	-	1,996	4
Other securities	997	3	2,848	152	3,845	155
Subtotal	2,993	7	2,848	152	5,841	159

Total at December 30, 2011	$7,777	$108	$2,965	$225	$10,742	$333

2010
Available for sale:
U.S. Government Agency obligations	$18,113	$122	$-	$-	$18,113	$122
Municipals bonds	8,376	128	-	-	8,376	128
Mortgage-backed securities	9,395	174	108	1	9,503	175
Other securities	-	-	104	68	104	68
Subtotal	35,884	424	212	69	36,096	493

Held to maturity:
U.S. Treasury obligations	9,917	38	-	-	9,917	38
U.S. Government Agency obligations	5,881	129	-	-	5,881	129
Mortgage-backed securities	3,049	37	-	-	3,049	37
Other securities	3,919	81	-	-	3,919	81
Subtotal	22,766	285	-	-	22,766	285

Total at December 30, 2010	$58,650	$709	$212	$69	$58,862	$778

From time to time the Company will pledge investment securities as collateral to secure public deposits and for other purposes as required or allowed by law.  The amortized cost of these pledged investment securities was $82.1 million at December 31, 2011, and $68.9 million at December 31, 2010.

Note 5 - Loans

The Company makes various business and consumer loans in the normal course of business.  A brief description of these types of loans is as follows:

One-to-four family residential – This portfolio primarily consists of loans secured by properties in the Company’s normal lending area.  The Company originates fixed and adjustable rate loans for terms of 10 to 30 years, including conventional and jumbo loans.  These loans generally have an original loan-to-value ratio (“LTV”) of 80% or less.  Those loans with an initial LTV of more than 80% typically have private mortgage insurance to protect the Bank.  This type of loan has historically possessed a lower than average level of loss to the Bank compared to the total loan portfolio.

Multifamily residential – This portfolio is moderately seasoned and is generally secured by properties in the Bank’s normal lending area.  These loans generally have an initial LTV of 75% and an initial debt service coverage ratio of 1.2x to 1.0x.  This Bank has not experienced any significant losses in this loan portfolio over the past 24 months.

Construction – This portfolio has decreased significantly over the past several years as fewer construction loans have been made during the economic downturn.  These loans are located in the Company’s normal lending area and had an initial LTV of 80%.  Approximately 57% of these loans are secured by residential properties and 43% are secured by commercial properties.  This type of loan has historically possessed a lower than average level of loss to the Bank.

Commercial land and residential development – These categories include raw undeveloped land and developed residential lots held by builders and developers.  Generally, the initial LTV for raw land is 65% and the initial LTV for developed lots is 90%.  Given the significant decline in value for both developed and undeveloped land due to reduced demand, these loan portfolios have historically possessed a much higher level of risk compared to other loan categories.

Other commercial real estate – This portfolio consists of nonresidential improved real estate which includes churches, shopping centers, office buildings, etc.  These loans typically have an initial LTV of 75% and an initial debt service ratio of 1.2x to 1.0x.  These properties are generally located in the Company’s normal lending area.  Decreased rental income due to the economic slowdown has caused some deterioration in values.  However, this loan portfolio has historically possessed a slightly lower than average loss history compared to the Bank’s entire loan portfolio.

Consumer real estate – This category includes home equity lines of credit (“HELOCs”) and loans secured by residential lots purchased by consumers.  The HELOCs generally had an adjustable rate tied to prime rate and a term of 15 years.  The HELOCs initially had an LTV of up to 85%.  The residential lot loans typically have a term of five years or less and are made at an initial LTV of up to 90%.  Many of these properties have declined in value over the past several years.  However, the loss history for these types of loans has been slightly lower than average compared to the Bank’s entire loan portfolio.

Commercial business – These loans include loans to businesses that are not secured by real estate.  These loans are typically secured by accounts receivable, inventory, equipment, etc.  Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.  This category of loans incurred slightly higher than average losses over the past 24 months for the Bank’s entire loan portfolio.

Other consumer - These loans are either unsecured or secured by automobiles, marketable securities, etc.  They are generally granted to local customers that have a banking relationship with our Bank.  The loss history for this category of loans has been slightly lower than the Bank average over the past 24 months.

The following is a summary of loans outstanding by category at the periods presented:

	December 31, 2011			December 31, 2010
	Loans covered by FDIC-loss share agreements	Loans not covered by FDIC-loss share agreements	Total	Loans covered by FDIC-loss share agreements	Loans not covered by FDIC-loss share agreements	Total
(Dollars in thousands)

Real estate:
One-to-four family residential	$34,641	$116,859	$151,500	$32,755	$101,014	$133,769
Multifamily residential	2,926	16,759	19,685	2,993	20,674	23,667
Construction	1,255	19,602	20,857	207	20,214	20,421
Commercial land	13,670	28,122	41,792	21,599	37,802	59,401
Residential development	8,095	16,444	24,539	8,239	25,085	33,324
Other commercial real estate	76,312	225,983	302,295	52,117	234,483	286,600
Consumer real estate	11,148	103,521	114,669	8,827	109,194	118,021
Total real estate	148,047	527,290	675,337	126,737	548,466	675,203
Commercial business	7,866	41,161	49,027	13,060	34,993	48,053
Other consumer	3,775	5,649	9,424	7,779	5,475	13,254
Total loans	$159,688	$574,100	733,788	$147,576	$588,934	736,510
Less: Allowance for loan losses			11,713			11,924
Total net loans			$722,075			$724,586

The Company, through its normal lending activity, originates substantially all of its loans to borrowers that are located in the Piedmont (central) Region of North and South Carolina and the North Georgia Region. The Company also has presold loans in process of settlement which totaled $2.1 million at December 31, 2011, and $4.0 million at December 31, 2010.  These presold loans in process of settlement were not included in the table above.

As of December 31, 2011, the Company had $159.7 million in loans covered by FDIC loss-share agreements as a result of the acquisition of loans from Bank of Hiawassee and New Horizons Bank in separate FDIC-assisted transactions (referred to as “covered loans”).  The loans acquired in the Bank of Hiawassee transaction in March 2010 are covered by two loss-share agreements between the FDIC and the Bank, which afford the Bank significant protection against future loan losses.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses up to $102 million and 95% of net loan losses that exceed $102 million.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans and five years for losses and eight years on recoveries on nonresidential loans. At acquisition, the Bank recorded an estimated receivable from the FDIC in the amount of $36.3 million, which represented the discounted value of the FDIC’s estimated portion of the expected future loan losses.  New loans made after the acquisition date are not covered by the FDIC loss-share agreements. These covered loans totaled $118.5 million at December 31, 2011.

In April 2011 the Company acquired New Horizons Bank in an FDIC-assisted transaction.  As part of this transaction, the Company acquired $49.3 million in loans at fair value. Of the acquired loans, $47.6 million are covered by two loss-share agreements between the FDIC and the Bank.  Under these loss-share agreements, the FDIC will cover 80% of net loan losses and qualified expenses.  The term of the loss-share agreements is ten years for losses and recoveries on residential real estate loans and five years for losses and eight years on recoveries on nonresidential loans. At acquisition, the Bank recorded an estimated receivable from the FDIC in the amount of $19.9 million, which represented the discounted value of the FDIC’s estimated portion of the expected future loan losses.  The remaining $1.6 million in loans acquired in the New Horizons Bank transaction were not covered by FDIC loss-share agreements.  As such, any losses incurred on these non-covered loans will be the sole responsibility of the Bank. New loans made after the acquisition date are not covered by the FDIC loss-share agreements. These covered loans totaled $41.2 million at December 31, 2011.

A portion of the fair value discount on the acquired loans has an accretable yield associated with those loans that is accreted into interest income over the estimated remaining life of the loans.  The remaining nonaccretable difference represents cash flows not expected to be collected.  The changes in the accretable yield and the carrying amounts of the covered loans for the twelve-month periods ended December 31, 2011 and 2010 are presented in the following table.

	2011		2010
	Accretable Yield	Carrying Amount	Accretable Yield	Carrying Amount
(Dollars in thousands)

Balance at beginning of period	$1,050	$147,576	$-	$-
Changes due to acquisition	(1,813)	49,260	759	183,207
Reductions from payments and foreclosures, net	(286)	(37,977)	-	(35,922)
Accretion	829	829	291	291
Balance at end of period	$(220)	$159,688	$1,050	$147,576

Directors, executive officers, and associates of such persons are customers of and had transactions with the Bank in the ordinary course of business.  As a matter of policy, these loans and lines of credit are approved by the Board of Directors and are made with interest rates, terms, and collateral requirements available to the general public.  The aggregate amounts of these loans were $3.9 million and $8.0 million at December 31, 2011 and 2010, respectively.  During the year ended December 31, 2011, new loans of $143,000 were made and payments totaled $3.9 million.  During the year ended December 31, 2010, new loans of $128,000 were made and payments totaled $2.5 million.

Note 6 – Credit Quality of Loans

Loan Payment Status.  The following tables present an aging analysis of the Company’s loans by category for 1) loans not covered by FDIC loss-share agreements, 2) loans covered by FDIC loss-share agreements and 3) total loans at December 31, 2011.

December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due and Accruing	Nonaccrual	Total Past Due	Current	Total Loans	Recorded Investment 90 Days or More and Accruing
(Dollars in thousands)

Not covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$80	$1,634	$-	$2,407	$4,121	$112,738	$116,859	$-
Multifamily residential	-	-	-	-	-	16,759	16,759	-
Construction	-	93	-	-	93	19,509	19,602	-
Commercial land	-	-	-	2,631	2,631	25,491	28,122	-
Residential development	-	-	-	6,474	6,474	9,970	16,444	-
Other commercial real estate	81	1,873	-	4,173	6,127	219,856	225,983	-
Consumer real estate	761	388	335	2,543	4,027	99,494	103,521	338
Total real estate	922	3,988	335	18,228	23,473	503,817	527,290	338
Commercial business	7	-	-	168	175	40,986	41,161	-
Other consumer	13	3	-	80	96	5,553	5,649	-
Total	$942	$3,991	$335	$18,476	$23,744	$550,356	$574,100	$338

Covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$1,530	$2,220	$215	$8,441	$12,406	$22,235	$34,641	$219
Multifamily residential	-	-	-	216	216	2,710	2,926	-
Construction	-	-	-	1,191	1,191	64	1,255	-
Commercial land	140	11	10	6,704	6,865	6,805	13,670	11
Residential development	-	-	-	4,578	4,578	3,517	8,095	-
Other commercial real estate	351	466	495	17,454	18,766	57,546	76,312	511
Consumer real estate	236	15	-	634	885	10,263	11,148	-
Total real estate	2,257	2,712	720	39,218	44,907	103,140	148,047	741
Commercial business	90	39	23	3,484	3,636	4,230	7,866	24
Other consumer	141	133	57	554	885	2,890	3,775	58
Total	$2,488	$2,884	$800	$43,256	$49,428	$110,260	$159,688	$823

Total at December 31, 2011:
Real estate:
One-to-four family residential	$1,610	$3,854	$215	$10,848	$16,527	$134,973	$151,500	$219
Multifamily residential	-	-	-	216	216	19,469	19,685	-
Construction	-	93	-	1,191	1,284	19,573	20,857	-
Commercial land	140	11	10	9,335	9,496	32,296	41,792	11
Residential development	-	-	-	11,052	11,052	13,487	24,539	-
Other commercial real estate	432	2,339	495	21,627	24,893	277,402	302,295	511
Consumer real estate	997	403	335	3,177	4,912	109,757	114,669	338
Total real estate	3,179	6,700	1,055	57,446	68,380	606,957	675,337	1,079
Commercial business	97	39	23	3,652	3,811	45,216	49,027	24
Other consumer	154	136	57	634	981	8,443	9,424	58
Total	$3,430	$6,875	$1,135	$61,732	$73,172	$660,616	$733,788	$1,161

The following tables present an aging analysis of the Company’s loans by category for 1) loans not covered by FDIC loss-share agreements, 2) loans covered by FDIC loss-share agreements and 3) total loans at December 31, 2010.

December 31, 2010	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due and Accruing	Nonaccrual	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
(Dollars in thousands)

Not covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$-	$1,299	$-	$1,864	$3,163	$107,901	$111,064	$-
Multifamily residential	-	-	-	-	-	19,496	19,496	-
Construction	240	391	-	14	645	9,517	10,162	-
Commercial land	1,200	1,531	-	-	2,731	57,527	60,258	-
Residential development	1,892	909	2,000	559	5,360	-	5,360	2,027
Other commercial real estate	2,089	3,079	-	9,161	14,329	218,601	232,930	-
Consumer real estate	628	419	-	2,513	3,560	105,634	109,194	-
Total real estate	6,049	7,628	2,000	14,111	29,788	518,676	548,464	2,027
Commercial business	61	-	-	287	348	34,645	34,993	-
Other consumer	15	35	-	16	66	5,411	5,477	-
Total	$6,125	$7,663	$2,000	$14,414	$30,202	$558,732	588,934	$2,027

Covered by FDIC loss-share agreements:
Real estate:
One-to-four family residential	$1,512	$461	$-	$3,468	$5,441	$27,314	$32,755	$-
Multifamily residential	-	-	-	-	-	2,993	2,993	-
Construction	-	-	-	49	49	158	207	-
Commercial land	24	525	-	6,338	6,887	19,385	26,272	-
Residential development	-	-	-	3,565	3,565	-	3,565	-
Other commercial real estate	1,213	877	472	9,471	12,033	40,084	52,117	482
Consumer real estate	51	-	37	213	301	8,526	8,827	37
Total real estate	2,800	1,863	509	23,104	28,276	98,460	126,736	519
Commercial business	175	201	17	1,051	1,444	11,616	13,060	18
Other consumer	524	204	-	861	1,589	6,191	7,780	-
Total loans covered by FDIC loss-share agreements	$3,499	$2,268	$526	$25,016	$31,309	$116,267	$147,576	$537

Total at December 31, 2010:
Real estate:
One-to-four family residential	$1,512	$1,760	$-	$5,332	$8,604	$135,215	$143,819	$-
Multifamily residential	-	-	-	-	-	22,489	22,489	-
Construction	240	391	-	63	694	9,675	10,369	-
Commercial land	1,224	2,056	-	6,338	9,618	76,912	86,530	-
Residential development	1,892	909	2,000	4,124	8,925	-	8,925	2,027
Other commercial real estate	3,302	3,956	472	18,632	26,362	258,685	285,047	482
Consumer real estate	679	419	37	2,726	3,861	114,160	118,021	37
Total real estate	8,849	9,491	2,509	37,215	58,064	617,136	675,200	2,546
Commercial business	236	201	17	1,338	1,792	46,261	48,053	18
Other consumer	539	239	-	877	1,655	11,602	13,257	-
Total loans	$9,624	$9,931	$2,526	$39,430	$61,511	$674,999	$736,510	$2,564

Impaired Loans.  The Company evaluates impairment of its non-covered residential mortgage and consumer loans on a collective basis, while non-covered commercial and construction loans are evaluated individually for impairment.  The Company identifies a non-covered loan as impaired when it is probable that principal and interest will not be collected according to the contractual terms of the loan agreement.  Specific allowances or principal write-downs are established for certain individual non-covered loans that management considers impaired.  The remainder of the portfolio of non-covered loans is segmented into groups of loans with similar risk characteristics for evaluation and analysis.

The following table details the Company’s non-covered impaired loans at December 31, 2011 and 2010:

	Recorded Investment	Unpaid Principal Balance	Principal Write-down	Net Principal Balance	Specific Allowance
(Dollars in thousands)

December 31, 2011
One-to-four family residential	$2,781	$2,739	$-	$2,739	$-
Commercial land	3,062	4,523	1,697	2,826	-
Residential development	8,428	10,173	1,911	8,262	-
Commercial real estate - office	6,322	7,573	1,268	6,305	-
Commercial real estate - residential rental	4,076	4,808	779	4,029	-
Commercial real estate - other	2,426	2,945	622	2,323	-
Consumer real estate	2,689	2,801	171	2,630	-
Commercial business	169	169	-	169	-
Other consumer	89	90	1	89	-
Total	$30,042	$35,821	$6,449	$29,372	$-

December 31, 2010
One-to-four family residential	$2,668	$2,828	$200	$2,628	$-
Construction	14	14		14	-
Commercial land	4,702	5,312	773	4,539	-
Residential development	6,792	8,556	1,389	6,751	416
Commercial real estate - office	4,836	5,356	540	4,816	-
Commercial real estate - residential rental	2,085	2,085	-	2,085	-
Commercial real estate - retail	1,863	4,009	2,186	1,823	-
Commercial real estate - other	983	1,254	298	956	-
Consumer real estate	2,544	3,001	487	2,514	-
Commercial business	-	-	-	287	-
Other consumer	-	-	-	16	-
Total	$26,487	$32,415	$5,873	$26,429	$416

Loan Classification. We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debts such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  We analyze loans individually by classifying the loans as to credit risk.  This analysis is performed on at least a quarterly basis.  We use the following definitions for risk ratings: Special Mention - Loans designated as special mention have a potential weakness that deserves management’s close attention.  If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of our credit position at some future date. Substandard -  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  Loans so classified have one or more well-defined weaknesses that jeopardize the liquidation of the debt.  They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Doubtful -  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable and improbable.  Loans not meeting the criteria above as part of the above described process are considered to be Pass rated loans.   The Company’s portfolio of FDIC-covered loans was considered to be Pass rated loans at December 31, 2011 and December 31, 2010, as the loans were marked to fair value at acquisition and have FDIC loss-share agreements to cover at least 80% of any future losses.

As of December 31, 2011 and 2010, the risk category of loans by type is as follows:

		Criticized Loans
	Pass	Special Mention	Substandard	Doubtful	Total Outstanding
(Dollars in thousands)

December 31, 2011

Real estate:
One-to-four family residential	$149,013	$562	$1,925	$-	$151,500
Multifamily residential	19,685	-	-	-	19,685
Construction	20,857	-	-	-	20,857
Commercial land	30,202	8,600	2,990	-	41,792
Residential development	15,806	1,037	7,696	-	24,539
Other commercial real estate	269,970	19,925	12,400	-	302,295
Consumer land	17,356	458	1,560	-	19,374
Home equity lines of credit	92,752	790	1,753	-	95,295
Total real estate	615,641	31,372	28,324	-	675,337
Commercial business	48,477	254	296	-	49,027
Other consumer	9,147	170	107	-	9,424
Total loans	$673,265	$31,796	$28,727	$-	$733,788

December 31, 2010

Real estate:
One-to-four family residential	$131,072	$1,167	$1,530	$-	$133,769
Multifamily residential	23,394	273	-	-	23,667
Construction	18,488	1,933	-	-	20,421
Commercial land	46,455	5,138	7,733	75	59,401
Residential development	19,650	5,395	8,279	-	33,324
Other commercial real estate	257,769	7,882	20,949	-	286,600
Consumer land	13,153	1,327	2,815	81	17,376
Home equity lines of credit	99,883	-	708	54	100,645
Total real estate	609,864	23,115	42,014	210	675,203
Commercial business	47,423	376	254	-	48,053
Other consumer	11,200	-	2,054	-	13,254
Total loans	$668,487	$23,491	$44,322	$210	$736,510

Troubled Debt Restructurings.  The Company adopted the amendments in ASU No. 2011-02, during the current period ended September 30, 2011, and has reassessed all restructurings that occurred on or after the beginning of the current fiscal year for identification as TDRs. The Company identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology (ASC 450-20). Upon identifying the reassessed receivables as TDRs, the Company also identified them as impaired under the new guidance in ASC 310-10-35. The amendments in ASU No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first interim period of adoption for the Company, the recorded investment in the receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35 was $1.3 million (310-40-65-1(b)), and there was no allowance for credit losses associated with those receivables, on the basis of a current evaluation of loss (310-40-65-1(b)).

The modification or restructuring of a debt constitutes a TDR if we, for economic or legal reasons related to the borrower’s financial difficulties, grant a concession to the borrowers that we would not otherwise consider. Some examples of modifications are described below:

Rate modification – A modification in which only the interest rate is changed.

Term modification – A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest only modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Debt Reduction Modification – A modification in which a portion of the debt is reduced.

Transfer of Assets Modification – A modification in which a transfer of assets has occurred to partially satisfy debt, including foreclosure and repossession.

Combination Modification – Any other type of modification, including the use of multiple categories above.

The following tables present the Bank’s loans classified as TDRs by loan type at December 31, 2011 and December 31, 2010:

	Accrual Status	Non-accrual Status	Total Contracts	Total TDRs
(Dollars in thousands)

December 31, 2011:
One-to-four family residential	$12	$-	1	$12
Commercial land	195	89	2	284
Residential development	633	-	2	633
Other commercial real estate	6,955	1,159	24	8,114
Total	$7,795	$1,248	29	$9,043

December 31, 2010:
One-to-four family residential	$-	$1,084	1	$1,084
Commercial land	-	471	1	471
Other commercial real estate	1,882	2,163	13	4,045
Other consumer	17	-	1	17
Total	$1,899	$3,718	16	$5,617

The following table presents newly restructured loans that occurred during the twelve months ended December 31, 2011 and 2010:

	December 31, 2011			December 31, 2010
	Total Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment	Total Number of Contracts	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
(Dollars in thousands)

Below market interest rate:
Commercial land	1	$195	$195	-	$-	$-
Residential development	2	633	633	-	-	-
Commercial real estate	5	1,612	1,612	3	695	695
Subtotal	8	$2,440	$2,440	3	$695	$695

Extended payment terms:
Residential real estate	1	$12	$12	-	$-	$-
Commercial land	-	-	-	1	471	471
Commercial real estate	6	2,170	2,170	6	853	853
Consumer	-	-	-	1	17	17
Subtotal	7	$2,182	$2,182	8	$1,341	$1,341

Principal payment reduction:
Commercial real estate	3	$1,851	$1,341	-	$-	$-
Subtotal	3	$1,851	$1,341	-	$-	$-

Total	18	$6,473	$5,963	11	$2,036	$2,036

All TDRs are not automatically placed on nonaccrual status.  Generally, those TDRs that are placed on non-accrual status may return to accrual status when the borrower has sustained repayment performance in accordance with the modified terms.  The number of payments needed to meet these criteria varies from loan to loan.  However, as a general rule, most non-accrual loans should be able to return to accrual status after the payment of six consecutive regular scheduled payments.

During the year ended December 31, 2011, there was one payment default on a residential TDR.  The collateral for this residential loan was acquired through foreclosure and was sold during the third quarter of 2011.  The loan had an original principal balance of $1.1 million and the resulting loss from the disposition of the collateral was approximately $335,000.  There were no payment defaults of any restructured loans during the year ended December 31, 2010.

Also, in the normal course of business, the Company will make loan restructurings or modifications to borrowers for reasons unrelated to the borrower’s financial condition.  These restructurings or modifications are made based on the prevailing interest rates and terms offered to other borrowers for similar types of loans at the time of the modification. These types of debt restructurings or loan modifications would not be considered troubled debt restructurings.

Note 7 - Allowance for Loan Losses

The Company has established a systematic methodology for determining the allowance for loan losses.  This methodology is set forth in a formal policy and considers all non-covered loans in the portfolio.  Loans totaling $159.7 million that were covered under the FDIC loss-share agreements were not included in the Company’s evaluation of the adequacy of loan loss allowances since potential losses are covered up to at least 80% by the FDIC.  These covered loans were recorded at their estimated fair value at the time of the acquisition.  Management’s periodic evaluation of the allowance is consistently applied and based on inherent losses in the portfolio, past loan loss experience, risks inherent in the different types of loans, the estimated value of any underlying collateral, current economic conditions, the borrower’s financial position, and other relevant internal and external factors that may affect loan collectability. The allowance for loan losses is increased by charging provisions for loan losses against income.  As of December 31, 2011, the allowance for loan losses was $11.7 million, or 2.04% of total non-covered loans.  Management believes that this amount meets the requirement for losses on loans that management considers to be impaired, for known losses, and for losses inherent in the remaining non-covered loan portfolio.  Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be significantly adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

A reconciliation of the allowance for loan losses is as follows:

	2011	2010	2009
(Dollars in thousands)

Balance at beginning of year	$11,924	$9,189	$8,026
Loans charged-off:
One-to-four residential	(1,180)	(324)	(1)
Construction	(42)	(482)	(1,352)
Commercial land	(2,895)	(2,337)	(3,172)
Residential development	(2,826)	(1,041)	(967)
Other commercial real estate	(3,390)	(4,882)	(1,976)
Consumer real estate	(479)	(1,860)	(2,143)
Commercial business	(974)	(682)	(235)
Other consumer	(65)	(184)	(125)
Total loan charge-offs	(11,851)	(11,792)	(9,971)
Recoveries on loans previously charged-off:
One-to-four residential	17	4	-
Construction	250	48	-
Commercial land	66	-	135
Residential development	85	-	-
Other commercial real estate	259	364	2
Consumer real estate	93	30	-
Commercial business	171	4	10
Other consumer	14	27	7
Total loan recoveries	955	477	154
Provision for loan losses	10,685	14,050	10,980
Balance at end of year	$11,713	$11,924	$9,189

The following tables present a disaggregated analysis of the activity in the allowance for loan losses and loan balances for non-covered loans for the twelve months ended December 31, 2011 and 2010.

	One-to-four family residential	Multifamily residential	Construction	Commercial land	Residential development	Other commercial real estate	Consumer real estate	Commercial business	Other consumer	Total
(Dollars in thousands)

December 31, 2011
Allowance for loan losses:
Balance - January 1, 2011	$500	$200	$1,000	$2,163	$2,000	$1,561	$1,500	$2,500	$500	$11,924
Loan charge-offs	(1,180)	-	(42)	(2,895)	(2,826)	(3,390)	(479)	(974)	(65)	(11,851)
Loan recoveries	17	-	250	66	85	259	93	171	14	955
Provision for loan losses	1,163	(50)	(408)	3,000	2,740	3,400	486	303	51	10,685
Balance - December 31, 2011	$500	$150	$800	$2,334	$1,999	$1,830	$1,600	$2,000	$500	$11,713

Loans individually evaluated for impairment	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Loans collectively evaluated for impairment	$500	$150	$800	$2,334	$1,999	$1,830	$1,600	$2,000	$500	$11,713

Loans:
Loans individually evaluated for impairment	$1,526	$-	$-	$2,388	$4,014	$10,431	$439	$1	$34	$18,833
Loans collectively evaluated for impairment	116,859	16,759	19,602	26,632	12,256	218,180	103,486	41,161	5,649	560,584
Total non-covered loans	$118,385	$16,759	$19,602	$29,020	$16,270	$228,611	$103,925	$41,162	$5,683	$579,417

	One-to-four family residential	Multifamily residential	Construction	Commercial land	Residential development	Other commercial real estate	Consumer real estate	Commercial business	Other consumer	Total
(Dollars in thousands)

December 31, 2010
Allowance for loan losses:
Balance - January 1, 2010	$250	$200	$1,775	$1,000	$1,000	$1,964	$1,500	$1,000	$500	$9,189
Loan charge-offs	(324)	-	(482)	(2,337)	(1,041)	(4,882)	(1,860)	(682)	(184)	(11,792)
Loan recoveries	4	-	48	-	-	364	30	4	27	477
Provision for loan losses	570	-	(341)	3,500	2,041	4,115	1,830	2,178	157	14,050
Balance - December 31, 2010	$500	$200	$1,000	$2,163	$2,000	$1,561	$1,500	$2,500	$500	$11,924

Loans individually evaluated for impairment	$-	$-	$-	$-	$416	$-	$-	$-	$-	$416
Loans collectively evaluated for impairment	$500	$200	$1,000	$2,163	$2,000	$1,561	$1,500	$2,500	$500	$11,924

Loans:
Loans individually evaluated for impairment	$764	$-	$-	$2,630	$6,192	$6,123	$205	$-	$-	$15,914
Loans collectively evaluated for impairment	100,250	20,674	20,214	35,173	18,894	228,358	108,989	34,993	5,475	573,020
Total non-covered loans	$101,014	$20,674	$20,214	$37,803	$25,086	$234,481	$109,194	$34,993	$5,475	$588,934

Note 8 – FDIC Loss Share Receivable

The following table provides changes in the loss share receivable from the FDIC for the twelve months ended December 31, 2011 and 2010.

	2011	2010
(Dollars in thousands)

Balance at beginning of period	$24,848	$-
Additional FDIC loss share receivable from acquisitions	19,922	36,301
Increase in expected losses on indemnified assets	2,295	2,184
Claimable (gains) losses on OREO covered under loss share agreements	2,285	(14)
Reimbursable expenses claimed	810	318
Accretion of discounts and premiums, net	(2,946)	(2,597)
Receipt of payments from FDIC	(8,593)	(12,035)
Other	310	691
Balance at end of period	$38,931	$24,848

Note 9 – Other Real Estate Owned

The following table details the other real estate owned (“OREO”) by property type at December 31 for the past two years.

	2011	2010
(Dollars in thousands)

Non-covered OREO:
Residential properties	$1,737	$1,389
Undeveloped land and residential lots	6,577	5,367
Other commercial real estate	622	894
OREO covered by FDIC loss share agreements	8,635	7,002
Other real estate owned	$17,571	$14,652

A reconciliation of OREO for the past two years is as follows:

	2011	2010
(Dollars in thousands)

Balance at beginning of year	$14,652	$5,067
Additions to other real estate owned:
Acquisition of other real estate owned	6,374	1,076
New foreclosed properties	16,486	16,293
Reductions of other real estate owned:
Sales proceeds	(15,328)	(5,955)
Loss on sale of other real estate owned	(294)	(447)
Writedowns	(4,319)	(1,382)
Balance at end of year	$17,571	$14,652

Note 10 – Premises and Equipment

Premises and equipment at December 31 are summarized below.

	2011	2010
(Dollars in thousands)

Land	$7,676	$6,023
Buildings	21,283	20,103
Leasehold improvements	342	344
Land improvements	463	387
Furniture and equipment	6,661	6,274
Premises and equipment, gross	36,425	33,131
Less: Accumulated depreciation	(10,537)	(9,346)
Premises and equipment, net	$25,888	$23,785

Note 11 – Intangible Assets

The following is a summary of intangible assets at December 31, 2011 and 2010.

	2011	2010
(Dollars in thousands)

Core deposit intangible	$6,628	$6,404
Less: Accumulated amortization	(5,255)	(4,714)
Intangible assets, net	$1,373	$1,690

Amortization expense for intangible assets subject to amortization was $538,000, $517,000, and $314,000 for the twelve months ended December 31, 2011, 2010 and 2009, respectively.  Estimated amortization expense for the next five succeeding years is as follows:

2012	$440,000
2013	318,000
2014	226,000
2015	175,000
2016	122,000

Note 12 – Deposits

The Company’s deposit balances and weighted average interest rates at December 31 are detailed by category as follows for the past two years:

	2011		2010
	Amount	Average Rate	Amount	Average Rate
(Dollars in thousands)

Noninterest-bearing demand	$88,077	-	$70,389	-
Interest-bearing demand	199,390	0.41%	172,414	0.81%
Money market deposit	155,228	0.52%	142,538	1.00%
Savings	20,542	0.17%	17,004	0.24%
Time deposits	412,819	1.26%	448,444	1.78%
Total deposits	$876,056	0.81%	$850,789	1.28%

Contractual maturities of time deposits at December 31 for the past two years are as follows:

	2011	2010
(Dollars in thousands)

Under 1 year	$317,451	$326,087
Over 1 year to 2 years	69,283	113,103
Over 2 years to 3 years	13,524	3,279
Over 3 years to 4 years	4,900	3,079
Over 4 years	7,661	2,896
Total time deposits	$412,819	$448,444

Time deposits in excess of $100,000 totaled $173.4 million and $194.7 million at December 31, 2011 and 2010, respectively.  Interest paid on deposits and other borrowings was $10.9 million, $14.9 million, and $17.6 million for the years ending December 31, 2011, 2010 and 2009, respectively.

Directors, executive officers, and associates of such persons are customers of and have had transactions with the Bank in the ordinary course of business.  Included in such transactions are deposit accounts, all of which were made under normal terms.  The aggregate amount of these deposit accounts was $6.3 million and $7.5 million at December 31, 2011 and 2010, respectively.

Note 13 – Borrowed Money

As of December 31, 2011, the Company had $60.7 million in advances from the FHLB of Atlanta that were obtained pursuant to a line of credit.  These advances are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest.  The total amount available on the line of credit is approximately $163 million.  The unused portion of the line of credit available to the Company at December 31, 2011, was approximately $103 million.  These advances had interest rates ranging from 1.15% to 4.77% during 2011 and 2010.  Interest rates on certain FHLB convertible advances may be reset on certain dates at the option of the FHLB in accordance with the terms of the note.  The Bank has the option of repaying the outstanding advance or converting the interest rate from a fixed rate to a floating rate at the time the advance is called by the FHLB.  These convertible advances totaled $15.0 million at December 31, 2011, and $20.0 million at December 31, 2010.

The Company also had $18.0 million in repurchase agreements (“repos”) from JP Morgan Chase Bank, NA (“JP Morgan”) and Citigroup Global Markets, Inc. (“Citigroup”) at December 31, 2011.  These borrowings are collateralized by various U.S. Government agency investment securities in an amount equal to at least 105% of the outstanding amount of the repurchase agreement.   The Company had $3.0 million in repos from JP Morgan and $15.0 million from Citigroup.  The interest rates on these repos range from 2.99% to 3.66%.  Three repos totaling $13.0 million have fixed rates and fixed maturities.  The remaining repo, which totaled $5.0 million, may be called at the option of the issuer in accordance of the terms of the agreement.

A summary of the Company’s borrowed money balances and average interest rates for the periods ended December 31, 2011 and 2010 is as follows:

	2011		2010
	Balance	Average Rate	Balance	Average Rate
(Dollars in thousands)

FHLB Advances	$60,688	3.78%	$67,782	3.64%
Repurchase Agreements	18,000	3.28%	18,000	3.28%
Total Borrowed Money	$78,688	3.66%	$85,782	3.56%

Maturities of borrowed money at December 31 are as follows:

	2011	2010
(Dollars in thousands)

Borrowed money due:

Less than one year	$17,907	$1,972
1 to 2 years	12,781	17,814
2 to 3 years	3,000	12,996
3 to 4 years	3,000	3,000
4 to 5 years	-	3,000
5 to 10 years	42,000	47,000

Total borrowed money	$78,688	$85,782

Note 14 – Subordinated Debt

On October 28, 2005, CSBC Statutory Trust I issued an aggregate of $15,000,000 in trust preferred securities, liquidation amount $1,000 per security. The Preferred Securities mature on December 15, 2035, but may be redeemed beginning December 15, 2010, if the Company exercises its right to redeem the Debentures, as described below. The Preferred Securities require quarterly distributions by the Trust to the holders of the Preferred Securities, initially at a fixed rate of 6.095% per annum through the interest payment date in December 2010, and thereafter at a variable rate of three-month LIBOR plus 1.57% per annum, reset quarterly. Distributions are cumulative and will accrue from the date of original issuance but may be deferred for a period of up to twenty consecutive quarterly interest payment periods if the Company exercises its right under the Indenture to defer the payment of interest on the Debentures, as described below.   In accordance with ASC 810, formerly referred to as FIN No. 46(R), “Consolidation of Variable Interest Entities”, the trust is not consolidated with the financial statements of the Company.

The proceeds from the sale of the Preferred Securities received by the Trust, combined with the proceeds of $464,000 received by the Trust from the issuance of common securities (the “Common Securities”) by the Trust to the Company, were used to purchase $15,464,000 in principal amount of unsecured junior subordinated deferrable interest debentures (the “Debentures”) of the Company, issued pursuant to the Indenture.

The issuance of the Preferred Securities and the Common Securities are provided for in the Trust Agreement dated October 28, 2005, by and among the Trustee, the Company, and the administrative trustees of the Trust. The administrative trustees are the President and Chief Executive Officer, Executive Vice President and Secretary, and Executive Vice President and Chief Financial Officer.

The Debentures mature on December 15, 2035, but the Company may at its option redeem the Debentures, in whole or in part, beginning on December 15, 2010, in accordance with the provisions of the Indenture. The Debentures bear interest at a fixed rate equal to 6.095% per annum through the interest payment date in December 2010, and thereafter at a variable rate, reset quarterly, of three-month LIBOR plus 1.57% per annum. Interest is cumulative and will accrue from the date of original issuance. However, so long as there is no event of default, interest payments may be deferred by the Company at its option at any time for a period of up to twenty consecutive quarterly interest payment periods, but not beyond December 15, 2035 (each such extended interest payment period, an “Extension Period”). No interest shall be due and payable during an Extension Period, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear additional interest at an annual rate equal to the interest rate in effect for each Extension Period. Furthermore, during any Extension Period, the Company may not declare or pay any dividends on its capital stock, which includes its Common Stock, nor make any payment or redeem debt securities that rank pari passu with the Debentures.  The Company has not deferred any interest payments on the Debentures as of December 31, 2010.

The Debentures may be redeemed at par at the option of the Company beginning on December 15, 2010. The Trust will be required to redeem a like amount of Preferred Securities if the Company exercises its right to redeem all or a portion of the Debentures.

Either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding Debentures may declare the principal amount of, and all accrued interest on, all the Debentures to be due and payable immediately, or if the holders of the Debentures fail to make such declaration, the holders of at least a majority in aggregate liquidation amount of the Preferred Securities outstanding shall have a right to make such declaration, if an Event of Default occurs. An Event of Default generally includes a default in payment of any interest for 30 days, a default in payment upon maturity, a default in performance, or breach of any covenant or representation, bankruptcy or insolvency of the Company or liquidation or dissolution of the Trust. Any holder of the Preferred Securities has the right, upon the occurrence of an Event of Default related to payment of interest of principal, to institute suit directly against the Company for enforcement of payment to such holder of principal of and any premium and interest, including additional interest, on the Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities held by such holder.

Note 15 – Preferred Stock

On September 22, 2011, the Company entered into a Securities Purchase Agreement with the Secretary of the United States Department of the Treasury (“Treasury”), pursuant to which the Company issued and sold to the Treasury 20,500 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”), having a liquidation preference of $1,000 per share, for aggregate proceeds of $20,500,000.    The Securities Purchase Agreement was entered into, and the Series C Preferred Stock was issued, pursuant to the Treasury’s Small Business Lending Fund program (“SBLF”), as established under the Small Business Jobs Act of 2010.   The Company’s rights and obligations with respect to the Series C Preferred Stock are set forth in the Securities Purchase Agreement and the Certificate of Designation to its Certificate of Incorporation filed by the Company with the Secretary State of the State of Delaware. The Series C Preferred Stock is entitled to receive non-cumulative dividends payable quarterly.  The dividend rate was initially set at 4.84% per annum based upon the initial level of qualified small business lending (“QSBL”) by the Bank.  The dividend rate for future dividend periods will be set based upon the percentage change in the QSBL between each dividend period and the baseline QSBL level.  This dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, from 1% per annum to 7% per annum for the eleventh through the first half of the nineteenth dividend periods.  The current dividend rate is 3.30%.  If the Series C Preferred Stock remains outstanding for more than four-and-one-half years, the dividend rate will be fixed at 9%.  Prior to that time the dividend rate decreases as the level of the Bank’s QSBL increases.  Also, the Company may redeem the shares of Series C Preferred Stock, in whole or in part, at any time subject to prior approval by the Company’s primary federal banking regulator.

As a result of the Company’s participation in SBLF, the Company redeemed all 20,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A it sold to the Treasury on December 12, 2008, in connection with the Treasury’s Capital Purchase Program.  The Company paid $20.6 million to the Treasury to redeem the Series A Preferred Stock, which includes the original investment of $20.5 million, plus accrued dividends.

Note 16 – Income Taxes

	2011	2010	2009
(Dollars in thousands)

Currently payable:
Federal	$1,151	$226	$(189)
State	379	65	(37)
Total current	1,530	291	(226)

Deferred:
Federal	(1,785)	3,308	(1,080)
State	(447)	750	(193)
Total deferred	(2,232)	4,058	(1,273)

Total income taxes	$(702)	$4,349	$(1,499)

	2011	2010	2009
(Dollars in thousands)

Federal income taxes at statutory rate	$(676)	$4,067	$(11,063)

Effect of federal tax exempt interest	(223)	(326)	(475)
State income taxes, net of federal benefit	(45)	538	(152)
Non deductible preferred dividends	320	349	351
Goodwill impairment	-	-	10,078
Non deductible merger expenses	95	-	-
Increase in cash value of life insurance	(228)	(259)	(238)
Other	55	(20)	-
	$(702)	$4,349	$(1,499)

Effective tax rate	35.3%	36.3%	4.6%

		2011	2010
(Dollars in thousands)

Deferred tax assets:
Deferred compensation		$1,316	$1,179
Unrealized (gain) loss on securities available for sale		(169)	12
Allowance for loan losses		4,116	4,334
Alternative minimum tax credits		306	272
Capital loss carryforward		47	27
Other		5,423	2,984
Gross deferred tax assets		11,039	8,808

Deferred tax liabilities:
Excess carrying value of assets acquired over tax basis		742	526
FDIC assisted book gain		7,106	7,065
Deferred loan fees		(60)	33
Other		4	2
Gross deferred tax liabilities		7,792	7,626

Net deferred tax asset		$3,247	$1,182

Note 17 – Commitments

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  These commitments represent no more than normal lending risk that the Bank commits to its borrowers and management believes that these commitments can be funded through normal operations.

Commitments to extend credit at December 31, 2011 and 2010 are detailed below:

	2011	2010
(Dollars in thousands)

Loan commitments
Residential mortgage loans	$24,704	$14,530
Total loan commitments	$24,704	$14,530

Unused lines of credit
Residential construction	$7,390	$5,868
Commercial real estate	18,593	6,505
Commercial business	9,558	8,775
Consumer	74,930	76,015
Total unused lines of credit	$110,471	$97,163

Undisbursed Construction Loan Proceeds	$1,200	$524

Note 18 – Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain commitments as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

The Bank is required to maintain: tangible capital of at least 1.5% of adjusted total assets; core capital of at least 4.0% of adjusted total assets; and total capital of at least 8.0% of risk weighted assets.  The Bank’s primary regulator confirmed that the Bank was in the “well-capitalized” category as of the most recent regulatory examination, and management is not aware of any events that have occurred since that would have changed its classification.  The Bank’s regulatory capital ratios and regulatory requirements are presented in the following table.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)

As of December 31, 2011:
Total risk-based capital (to risk-weighted assets)	$111,508	15.60%	$57,184	8.00%	$71,481	10.00%
Tier 1 capital (to risk-weighted assets)	102,539	14.35%	28,592	4.00%	42,888	6.00%
Tier 1 capital (to adjusted total assets)	102,539	9.44%	43,433	4.00%	54,292	5.00%
Tangible capital (to adjusted total assets)	102,539	9.44%	16,287	1.50%	32,575	3.00%

As of December 31, 2010:
Total risk-based capital (to risk-weighted assets)	$111,623	16.80%	$53,139	8.00%	$66,424	10.00%
Tier 1 capital (to risk-weighted assets)	103,233	15.54%	26,570	4.00%	39,855	6.00%
Tier 1 capital (to adjusted total assets)	103,233	9.74%	42,383	4.00%	52,979	5.00%
Tangible capital (to adjusted total assets)	103,233	9.74%	15,894	1.50%	31,787	3.00%

On May 23, 2002, Citizens South Holdings, MHC approved a Plan of Conversion and Reorganization.  As a result of the conversion, the Bank established a memo liquidation account in an amount equal to its equity at the time of the Conversion of approximately $44 million for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion.  In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.  As a result, retained earnings are substantially restricted at December 31, 2011 and 2010.

Note 19 – Employee Benefits

Employee 401(k) Savings Plan – The Bank provides supplemental benefits to substantially all employees through a 401(k) savings plan. Eligible participants may contribute up to 75% of eligible compensation.  Prior to 2009 the Bank provided matching contributions of 50% of employee contributions up to 6% of eligible compensation.  Total expense relating to the employer match on the 401(k) savings plan was $76,000, $0, and $44,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The reason for the decrease in 2010 was that the Board of Directors suspended the employer match for the 401(k) savings plan effective March 1, 2009.  In 2011, the Board of Directors partially reinstated the employer match to provide for matching contributions of 25% of employee contributions up to 6% of eligible compensation beginning April 1, 2011.  Participants will vest in the employer matching contributions allocated to their respective accounts over a period not to exceed three years. The amount of the employer match to the 401(k) savings plan will be evaluated by the Compensation Committee and the Board of Directors on an on-going basis.

Employee Stock Ownership Plan - The Bank established an Employee Stock Ownership Plan (“ESOP”) in 1998.  The ESOP is a tax-qualified retirement plan designed to invest primarily in the Company’s common stock.  All full-time employees of the Bank who have completed one year of service with the Bank are eligible to participate in the ESOP.  The ESOP utilized funds borrowed from the Company totaling $1.7 million, to purchase approximately 8%, or 380,038 shares of the Company’s common stock (adjusted for stock splits and stock dividends) issued in the 1998 Conversion.  The ESOP utilized funds borrowed from the Company totaling $1.1 million to purchase 110,457 additional shares of the Company’s common stock issued in the 2002 Conversion.  The loans to the ESOP will be primarily repaid with contributions from the Bank to the ESOP over a period not to exceed 15 years for each loan.  Under the terms of the ESOP, the Bank makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due.  The interest rate on each of the loans is based on the Bank’s prime rate at the end of each calendar year. The 1998 loan had an outstanding balance of $113,000 with an interest rate of 3.25% at December 31, 2011 and a balance of $225,000 with an interest rate of 3.25% at December 31, 2010, respectively.  The 2002 loan had an outstanding balance of $351,000 with an interest rate of 3.25% at December 31, 2011 and a balance of $421,000 with an interest rate of 3.25% at December 31, 2010.  Unallocated shares, totaling 49,572 shares at December 31, 2011, are excluded for the calculation of earnings per share.

Shares purchased with the loan proceeds are held in a suspense account by the third-party trustee of the plan for future allocation among participants as the loan is repaid.  Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan.  The number of shares released to participants will be determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year’s payment.  Participants will vest in the shares allocated to their respective accounts over a period not to exceed three years.  Any forfeited shares are allocated to the then-remaining participants in the same proportion as contributions.  As of December 31, 2011, 441,000 shares have been allocated to participants and 49,572 shares remain unallocated.  The fair value of the 49,572 unallocated shares was $173,502 based on the closing price of $3.50 at December 31, 2011.  The Company recognizes compensation expense attributable to the ESOP ratably over the fiscal year based upon the estimated number of ESOP shares to be allocated each December 31st.  The Company recognized $41,000, $48,000, and $51,000 as compensation expense in the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

The trustee for the ESOP must vote all allocated shares held in the ESOP trust in accordance with the instructions of the participants.  Unallocated shares held by the ESOP trust are voted by the trustee in a manner calculated to most accurately reflect the results of the allocated ESOP shares voted, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended.

Nonqualified Deferred Compensation – The Bank maintains nonqualified deferred compensation and supplemental retirement plans for certain of the Company’s directors and executive officers of the Bank. Total expense for all of these plans was $615,000 for the year ended December 31, 2011, $426,000 for the year ended December 31, 2010, and $513,000 for the year ended December 31, 2009.

The Bank also adopted nonqualified deferred compensation plans for key employees and directors of Citizens Bank, a wholly-owned subsidiary of Innes Street Financial Corporation, which was acquired by the Company on December 31, 2001.  The deferred assets related to these plans are maintained in rabbi trusts, which are included in other assets of the Company.  The assets are accounted for at market value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“ASC 320”) with the resulting gains or losses in value recorded in income.  The corresponding change in fair value of the deferred compensation obligation is recorded as compensation expense.  As a result, there is no impact on net income as a result of this benefit.

2003 Recognition and Retention Plan (“2003 RRP”) – On October 23, 2003 the Company’s stockholders approved the Citizens South Banking Corporation 2003 Recognition and Retention Plan that provided for the issuance of a total of 220,917 shares (adjusted for stock dividends) to be granted to certain directors and officers.  On November 3, 2003, grants of 206,388 shares of restricted stock were made under the 2003 RRP.  All of these shares vested over a seven-year period commencing on the date of the award, at the rate of 30% on November 3, 2003, 10% on January 2, 2004, 10% on November 3, 2005, and 10% per year on November 3 of each year thereafter.  Adjusted for stock dividends, the fair market value of the restricted stock at the time of the grant was $14.32 per share.  During 2011, 4,765 restricted shares vested, 525 shares were forfeited and 525 shares were granted from the 2003 RRP.  No shares remained unissued and available for grants under the 2003 RRP.  Total expense for the 2003 RRP amounted to $163,000 in 2011, $342,000 in 2010, and $331,000 in 2009.

1999 Stock Option Plan - On April 12, 1999, the Company’s stockholders approved the Citizens South Bank 1999 Stock Option Plan that provided the issuance of 475,047 options (adjusted for stock splits and stock dividends) for directors and officers to purchase the Company’s common stock, of which 1,481 option shares remain outstanding, of which 590 are vested and 891 are not vested.  During 2011, there were no incentive options granted, no reload options issued, no options exercised, 295 shares vested, and 211 shares were forfeited but are expired.  No incentive option grants have been made under the 1999 Stock Option Plan since March 16, 2009, and no options remain unissued and available for grants under the 1999 Stock Option Plan because the Plan expired on April 12, 2009.

2003 Stock Option Plan – On October 23, 2003, the Company’s stockholders approved the Citizens South Banking Corporation 2003 Stock Option Plan that provided for the issuance of 552,294 options (adjusted for stock dividends) for directors and officers to purchase the Company’s common stock.  During 2011, there were no incentive options granted, no reload options issued, no options exercised, and 27,300 options were forfeited. At December 31, 2011, 33,698 options remained unissued and available for grants under the 2003 Stock Option Plan.

2008 Equity Incentive Plan – On May 12, 2008, the Company’s stockholders approved the Citizens South Banking Corporation 2008 Equity Incentive Plan that provided for a total of 315,000 shares (adjusted for stock dividends) of common stock available for award pursuant to grants of incentive stock options, non-statutory stock options, and restricted stock awards.  Under the plan, no more than 105,000 shares may be issued as restricted stock awards and all shares may be issued as incentive stock options.  During 2011, there were 6,300 restricted shares forfeited, 19,075 restricted shares vested, and 6,300 restricted shares granted with cliff vesting on February 19, 2013.  During 2011, there were also 10,000 incentive stock options granted which vest in five equal annual installments, 10,500 stock options were forfeited, and no options were exercised.  At December 31, 2011, 18,875 incentive option shares remained unissued and available for grants under the 2008 Equity Incentive Plan, of which no shares may be issued as restricted stock awards and 18,875 shares may be issued as incentive stock options.

The following is a summary of stock option activity and related information for the years ended December 31, 2011, 2010 and 2009.  All balances have been adjusted for a 5% stock dividend paid on November 15, 2010.

	2011		2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	769,938	$11.97	738,038	$12.25	922,024	$11.51
Granted	10,000	4.80	36,625	4.92	2,217	4.75
Exercised	-	-	-	-	(24,702)	5.33
Forfeited	(40,636)	12.16	(4,725)	7.62	(12,600)	12.92
Expired	-	-	-	-	(148,901)	8.68
Outstanding at December 31	739,302	11.85	769,938	11.97	738,038	12.25
Exercisable at December 31	638,802	12.76	623,021	13.17	584,722	13.47
Weighted average fair value of options granted during the year		$2.19		$1.83		$1.65

Exercise prices for options outstanding ranged from $4.50 to $14.32 at December 31, 2011 and December 31, 2010, adjusted for stock dividends.  The weighted average remaining contractual life of those options was approximately two years at December 31, 2011, and three years at December 31, 2010.

Note 20 – Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.  The Company has not elected the fair value option for liabilities.  Investment securities, available for sale, are recorded at fair value on a recurring basis.  Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and other real estate owned.  These nonrecurring fair value adjustments typically involve the application of lower of cost or market accounting for these other assets.

In accordance with ASC 825-10, when measuring fair value, the Company uses valuation techniques that are appropriate and consistently applied.  A fair value hierarchy is used based on the markets in which the assets are traded and the reliability of the assumptions used to determine the fair value.  These levels are as follows:

Level 1:	Inputs to the valuation methodology are based on quoted prices in active markets for identical instruments.

Level 2:	Inputs to the valuation methodology are derived from readily available pricing sources for market transactions involving similar types of instruments in active markets.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset and other factors.  Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.  Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.  The following is a description of valuation methodologies used for assets recorded at fair value. The determination of where an instrument falls in the hierarchy requires significant judgment.

Investment Securities – Investment securities available for sale are recorded at fair value on at least a monthly basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions.  Level 1 fair value is used for those securities traded on an active exchange, U.S. Treasury securities that are traded by brokers or dealers in an active over-the-counter market, and money market funds.  Level 2 securities include mortgage-backed securities issued by government-sponsored enterprises, municipal bonds, and corporate debt securities.  These Level 2 securities are valued using an independent third party.  This independent third party uses multiple pricing vendors and matrix pricing methods developed in accordance with the Securities Industry and Financial Markets Association’s industry-standard methods.  Level 3 investment securities include equity securities that are not traded on an active exchange, investments in closely held subsidiaries, and asset-backed securities traded in less liquid markets. The $258,000 of transfers into Level 3 investment securities during 2011 include equity securities that were pledged as collateral on a loan that defaulted.  A reconciliation of the Company’s Level 3 securities for the twelve months ended December 31, 2011 and 2010 is shown in the following table:

	2011	2010
(Dollars in thousands)

Beginning balance, January 1	$3,023	$2,941
Total net gains (losses) for the year included in:
Net income	-	35
Other comprehensive income	(163)	399
Purchases, sales, issuances and settlements, net	(1,551)	83
Impairments	-	(435)
Transfers in and/or out of Level 3	258	-
Ending balance, December 31	$1,567	$3,023

Loans - The Company does not record loans at fair value on a recurring basis.  However, from time to time, a loan is considered impaired and a specific allowance is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as being impaired, management measures the impairment in accordance with ASC 310-10-35.  The fair value of impaired loans is estimated using one of several methods, including collateral value, market price and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011 and December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with ASC 825-10, impaired loans where an allowance was established based on the fair value of collateral required classification in the fair value hierarchy. When the fair value of the collateral was based on an observable market price, the Company recorded the impaired loan as nonrecurring Level 2. When an observable market price was not available or when management made assumptions that impact the fair value of the collateral, such as estimated disposition or holding costs, the Company recorded the impaired loan as nonrecurring Level 3.

Other Real Estate Owned – Other real estate owned (“OREO”) is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, OREO is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the OREO as nonrecurring Level 2. When an observable market price is not available, or when management makes assumptions that impact the fair value of the collateral, such as estimated disposition or holding costs, the Company records the OREO as nonrecurring Level 3.

Assets Recorded at Fair Value on a Recurring Basis:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2011
Investment securities, available for sale	$-	$94,196	$1,567	$95,763
Investment securities, rabbi trusts	-	213	-	213

December 31, 2010
Investment securities, available for sale	$-	$71,285	$3,023	$74,308
Investment securities, rabbi trusts	-	731	-	731

Assets Recorded at Fair Value on a Nonrecurring Basis:

December 31, 2011
Presold loans in process of settlement	$-	$2,146	$-	$2,146
Impaired loans	-	-	29,654	29,654
Other real estate owned	-	-	17,571	17,571

December 31, 2010
Presold loans in process of settlement	$-	$4,034	$-	$4,034
Impaired loans	-	-	26,429	26,429
Other real estate owned	-	-	14,652	14,652

Note 21 - Fair Value of Financial Instruments

Estimated fair values of financial instruments have been estimated by the Company using the provisions of ASC Topic 825, Financial Instruments “ASC 825”, which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.  ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.  The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and noninterest-bearing deposits - The carrying amounts reported in the balance sheets for cash and noninterest-bearing deposits approximate the fair value of those assets.

Interest-earning deposits - The carrying amounts reported in the balance sheets for interest-earning deposits approximate the fair value of those assets.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on readily available pricing sources for market transactions involving comparable types of investments in active markets.

Federal Home Loan Bank stock - The fair values for FHLB stock are its carrying value since this is the amount for which it could be redeemed. There is no active market for this stock and the Company, in order to be a member of the FHLB, is required to maintain a minimum investment.

Presold loans in process of settlement – The fair values of presold loans in process of settlement are its carrying value since these loans have a firm commitment to be purchased by an independent third party.

Loans receivable, net - The fair values for fixed rate loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms and credit ratings for the same remaining maturities. The fair value of variable rate loans that reprice frequently is based on the carrying value.  The resulting fair value for fixed and variable rate loans is adjusted for the allowance for loan losses.

FDIC indemnification asset - The fair values for the FDIC indemnification asset are estimated based on discounted future cash flows using current discount rates.

Accrued interest receivable and Accrued interest payable - The carrying values of accrued interest receivable and accrued interest payable are assumed to approximate fair value.

Bank-owned life insurance - The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Demand deposits, money market accounts and savings - The fair values of demand deposits, money market accounts and savings accounts are equal to the amount payable on demand at the reporting date.

Time deposits – The fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these accounts to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under repurchase agreements - The fair values of securities sold under repurchase agreements are equal to the carrying value due to the short-term nature of these instruments.

Borrowed Money - The fair values for borrowed money are estimated based on discounted future cash flows using current discount rates for similar borrowings.

Subordinated debt - The fair values for subordinated debt are estimated based on a broker indication of fair value at the respective dates.

At December 31, 2011 and December 31, 2010, the Company had outstanding unfunded commitments to extend credit offered in the normal course of business.  Fair values of these commitments are based on fees currently charged for similar instruments.  At December 31, 2011 and December 31, 2010, the carrying amounts and fair values of these off-balance sheet financial instruments were considered immaterial.

The carrying amounts and estimated fair values of financial instruments at the respective dates were as follows:

	2011		2010
(Dollars in thousands)	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:
Cash and non-interest bearing deposits	$13,296	$13,296	$15,110	$15,110
Interest-earning bank balances	75,048	75,048	105,789	105,789
Investment securities	147,899	150,251	111,586	111,946
Federal Home Loan Bank stock	5,067	5,067	5,715	5,715
Presold loans in process of settlement	2,146	2,146	4,034	4,034
Loans receivable, net	722,075	735,685	724,586	739,295
FDIC loss share receivable	38,931	38,931	24,848	24,848
Accrued interest receivable	2,773	2,773	3,001	3,001
Bank-owned life insurance	18,978	18,978	18,230	18,230

Financial Liabilities:
Demand deposits	$287,466	$287,466	$242,470	$242,470
Money market accounts	155,229	155,229	142,538	142,538
Savings accounts	20,542	20,542	17,004	17,004
Time deposits	412,819	415,145	448,444	451,853
Securities sold under repurchase agreements	9,787	9,787	9,432	9,432
Borrowed money	78,688	87,697	85,782	109,092
Subordinated debt	15,464	7,732	15,464	6,959
Accrued interest payable	981	981	1,263	1,263

Note 22 – Subsequent Events

Dividend Declaration.  On January 23, 2012, the Board of Directors of the Company approved and declared a regular cash dividend of one cent ($0.01) per share of common stock to shareholders of record as of February 3, 2012, payable on February 17, 2012. The Company has paid cash dividends in each of the 55 quarters since the Company’s conversion to public ownership.

Note 23 – Parent Only Financial Information

Condensed Statements of Financial Condition

	2011	2010
(Dollars in thousands)

Assets

Cash and cash equivalents	$2,131	$1,901
Investment securities, available for sale	263	1,369
Investment in subsidiary	104,771	104,759
Other assets	1,423	1,689

Total assets	$108,588	$109,718

Liabilities and Shareholders' Equity

Liabilities	$15,929	$16,275
Shareholders' equity	92,659	93,443

Total liabilities and shareholders' equity	$108,588	$109,718

Condensed Statements of Operations

	2011	2010	2009
(Dollars in thousands)

Interest income	$28	$148	$233
Interest expense	(328)	(914)	(952)
Other noninterest income	-	35	54
Other noninterest expense	(959)	(1,625)	(1,366)
Loss before income taxes and earnings from subsidiaries	(1,259)	(2,356)	(2,031)
Income tax benefit	488	926	794
Loss before earnings from subsidiaries	(771)	(1,430)	(1,237)
Equity in undistributed earnings (loss) of subsidiaries	1,012	10,069	(28,770)
Net income (loss)	241	8,639	(30,007)
Dividends and accretion of discount on preferred stock	(1,526)	(1,025)	(1,034)
Net income (loss) available to common shareholders	$(1,285)	$7,614	$(31,041)

Condensed Statements of Cash Flows

	2011	2010	2009
(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$241	$8,639	$(30,007)
Adjustments to reconcile net income to net cash used in operating activities:
Gain on sale of investments	-	(35)	(54)
Impairment of investment securities	-	435	52
Equity in undistributed earnings (losses) of subsidiaries	(1,012)	(10,069)	28,770
Allocation of shares to ESOP	35	50	63
Stock option expense	101	99	106
Vesting of shares issued for the RRP	153	316	331
Increase (decrease) in other operating liabilities	(69)	(1,154)	129

Net cash used in operating activities	(551)	(1,719)	(610)

Cash flows from investing activities:
Proceeds from the sale of investments	1,101	517	983
Maturities and prepayments of investments	-	-	111
Purchase of investment securities	-	-	(1,500)

Net cash provided by investing activities	1,101	517	(406)

Cash flows from financing activities:
Issuance of common stock	-	14,040	-
Contributed capital to bank subsidiary	-	(11,088)	-
Dividends received from bank subsidiary	1,304	-	-
Repurchase of warrants on preferred stock	359	-	-
Dividends and accretion of discount on preferred stock	(1,526)	(1,025)	(1,034)
Dividends to common stockholders	(457)	(1,279)	(1,535)

Net cash provided by (used in) financing activities	(320)	648	(2,569)

Net increase (decrease) in cash and cash equivalents	230	(554)	(3,585)
Cash and cash equivalents, beginning of year	1,901	2,455	6,040
Cash and cash equivalents, end of year	$2,131	$1,901	$2,455

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

CITIZENS SOUTH BANKING CORPORATION

AND

PARK STERLING CORPORATION

DATED AS OF MAY 13, 2012

A - i

(continued)

3.15	Investment Securities and Commodities	31
3.16	Loan Portfolio	31
3.17	Property	32
3.18	Intellectual Property	33
3.19	Environmental Liability	33
3.20	Leases	34
3.21	Securitizations	34
3.22	State Takeover Laws	34
3.23	Reorganization; Approvals	34
3.24	Opinion	34
3.25	Target Information	34
3.26	SBLF Dividend Rate	34
3.27	Support Agreements	35
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER	35
4.1	Corporate Organization	35
4.2	Capitalization	36
4.3	Authority; No Violation	37
4.4	Consents and Approvals	37
4.5	Reports; Regulatory Matters	38
4.6	Financial Statements	39
4.7	Broker’s Fees	40
4.8	Absence of Certain Changes or Events	40
4.9	Legal Proceedings	40
4.10	Taxes and Tax Returns	41
4.11	Compliance with Applicable Law	41
4.12	Reorganization; Approvals	41
4.13	Risk Management Instruments	41
4.14	Investment Securities and Commodities	42
4.15	Loan Portfolio	42
4.16	Environmental Liability	43

A - ii

(continued)

4.17	Aggregate Cash Consideration	43
4.18	Buyer Information	43
ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	43
5.1	Conduct of Target’s Business Before the Effective Time	43
5.2	Target Forbearances	44
5.3	Buyer Forbearances	47
ARTICLE VI	ADDITIONAL AGREEMENTS	47
6.1	Regulatory Matters	47
6.2	Access to Information; Confidentiality	48
6.3	Shareholder Approval	50
6.4	The Nasdaq Global Market Listing	51
6.5	Employee Matters	51
6.6	Indemnification; Directors’ and Officers’ Insurance.	54
6.7	Additional Agreements	55
6.8	Advice of Changes	55
6.9	No Solicitation	55
6.10	Buyer’s Board	58
6.11	[Reserved.]	59
6.12	Reasonable Best Efforts; Cooperation	59
6.13	Section 16 Matters	59
6.14	Certain Buyer Commitments	59
6.15	Buyer Change in Recommendation	60
6.16	FDIC Agreement	60
ARTICLE VII	CONDITIONS PRECEDENT	60
7.1	Conditions to Each Party’s Obligation To Effect the Merger	60
7.2	Conditions to Obligations of Buyer	61
7.3	Conditions to Obligations of Target	62
ARTICLE VIII	TERMINATION AND AMENDMENT	63
8.1	Termination	63
8.2	Effect of Termination	64

A - iii

(continued)

8.3	Fees and Expenses	64
8.4	Amendment	66
8.5	Extension; Waiver	66
ARTICLE IX	GENERAL PROVISIONS	66
9.1	Closing	66
9.2	Standard	67
9.3	Nonsurvival of Representations, Warranties and Agreements	67
9.4	Notices	67
9.5	Interpretation	68
9.6	Counterparts	68
9.7	Entire Agreement	68
9.8	Governing Law; Jurisdiction	69
9.9	Publicity	69
9.10	Assignment; Third-Party Beneficiaries	69
9.11	Enforcement	70

A - iv

Defined Term	Section
Adverse Recommendation Change	6.9(b)
Agreement	Preamble
Alternative Proposal	6.9(a)
Alternative Transaction	6.9(d)
Appraisal Provisions	1.4(g)
Available Target Stock Plan Shares	1.6(e)
Bank Merger	1.10
Benefit Plan	9.10(b)
Buyer	Preamble
Buyer Articles	4.1(b)
Buyer Board	4.3(a)
Buyer Bylaws	4.1(b)
Buyer Capitalization Date	4.2(a)
Buyer Common Stock	1.4(a)
Buyer Confidentiality Agreement	6.2(b)
Buyer Disclosure Schedule	Art. IV
Buyer Loan	4.15(a)
Buyer Preferred Stock	4.2(a)
Buyer Regulatory Agreement	4.5(b)
Buyer Requisite Shareholder Approval	4.3(a)
Buyer Requisite Regulatory Approvals	7.2(d)
Buyer SBLF Preferred Stock	1.4(f)
Buyer SEC Reports	4.5(c)
Buyer Shareholder Meeting	6.3(b)
Buyer Stock Plans	4.2(a)
Buyer Subsidiary	3.1(c)
Cash Consideration	1.4(c)
Cash Conversion Number	1.4(c)
Cash Election	1.4(c)
Cash Election Shares	1.4(c)
Cash Shortfall Number	1.5(a)
CERCLA	3.19
Certificate	1.4(d)
Claim	6.6(a)
Closing	9.1
Closing Date	9.1
COBRA	3.11(c)
Code	Recitals
Confidentiality Agreement	6.2(b)
Converted Restricted Stock Award	1.6(c)
Converted Stock Option	1.6(b)
Covered Employees	6.5(a)
Delaware Certificate of Merger	1.2

A - v

Defined Term	Section
Derivative Transactions	3.14(a)
DGCL	1.1(a)
Dissenting Shareholder	1.4(g)
Dissenting Shares	1.4(g)
Effective Time	1.2
Election	2.1(a)
Election Deadline	2.1(c)
Election Form	2.1(b)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
ESOP	3.11(s)
Exchange Act	3.5(c)
Exchange Agent	2.1(b)
Exchange Agent Agreement	2.1(b)
Exchange Fund	2.2
Exchange Ratio	1.4(c)
Expense Reimbursement	8.3(b)
FDIC	3.1(b)
Federal Reserve Board	3.4
Form S-4	3.4
Fund	6.14
GAAP	3.1(c)
Governmental Entity	3.4
Grant Date	3.2(e)
Hiawassee Loss-Share Agreement	3.13(c)
HOLA	3.1(b)
Holder	2.1
HSR Act	3.4
Indemnified Parties	6.6(a)
Injunction	7.1(d)
Insurance Amount	6.6(c)
Intellectual Property	3.18
IRS	3.10(a)
knowledge	9.5
Leased Properties	3.17
Letter of Transmittal	2.1(b)
Liens	3.2(b)
Loans	3.16(a)
LTCI Plan	6.5(d)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals

A - vi

Defined Term	Section
Merger Consideration	1.4(c)
NCBCA	1.1(a)
New Horizons Loss-Share Agreement	3.13(c)
Non-Election	2.1(b)
Non-Election Shares	1.4(c)
North Carolina Articles of Merger	1.2
OCC	3.4
Owned Properties	3.17
Party	Preamble
Permitted Encumbrances	3.17
Per Share Amount	1.4(c)
person	9.5
Policies, Practices and Procedures	3.15(b)
Preferred Certificate	1.4(f)
Property Lease	3.20
Proxy Statement	3.4
Real Property	3.17
Regulatory Agencies	3.5(a)
Representative	2.1(b)
Sarbanes-Oxley Act	3.5(c)
SEC	3.4
Section 409(A)	3.11(m)
Securities Act	3.2(a)
Severance Agreement	6.5(f)
SRO	3.4
Stock Consideration	1.4(c)
Stock Election	1.4(c)
Stock Election Shares	1.4(c)
Stock Shortfall Number	1.5(b)
Subsidiary	3.1(c)
Superior Proposal	6.9(d)
Surrender Instructions	2.1(b)
Surviving Corporation	Recitals
Target	Preamble
Target Bank	3.1(b)
Target Benefit Plan	3.11(a)
Target Board	3.3(a)
Target Bylaws	3.1(b)
Target Capitalization Date	3.2(a)
Target Certificate	3.1(b)
Target Common Stock	1.4(b)
Target Contract	3.13(a)
Target Disclosure Schedule	Art. III

A - vii

Defined Term	Section
Target Expense Reimbursement	8.3(c)
Target Preferred Stock	3.2(a)
Target Regulatory Agreement	3.5(b)
Target Requisite Regulatory Approvals	7.3(d)
Target Requisite Shareholder Approval	3.3(a)
Target Restricted Stock	1.6(c)
Target Restricted Stock Award	1.6(c)
Target SBLF Preferred Stock	1.4(f)
Target SEC Reports	3.5(c)
Target Shareholder Meeting	6.3(a)
Target Stock Option	1.6(b)
Target Stock Plan	1.6(a)
Target Subsidiary	3.1(c)
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)
Treasury	7.2(i)
Trust Account Common Shares	1.4(b)
Trustee	6.3(d)
Voting Debt	3.2(a)

A - viii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of May 13, 2012 (this “Agreement”), by and between Citizens South Banking Corporation, a Delaware corporation (“Target”), and Park Sterling Corporation, a North Carolina corporation (“Buyer”).  Each of Buyer and Target are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Target and Buyer have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Target will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Buyer (the “Merger”), so that Buyer is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”) and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
THE MERGER

1.1           The Merger.

(a)         Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”) and the Delaware General Corporation Law (“DGCL”), at the Effective Time Target shall merge with and into Buyer.  Buyer shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of North Carolina.  As of the Effective Time, the separate corporate existence of Target shall cease.

(b)         Buyer may at any time change the method of effecting the combination (including by providing for the merger of Target and a wholly owned subsidiary of Buyer) if and to the extent Buyer deems such change to be desirable; provided, however, that no such change shall (i) alter or change the amount, value or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Target’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either Party pursuant to this Agreement or (iii) likely materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2           Effective Time.  The Merger shall become effective as set forth in the articles of merger that shall be filed with the North Carolina Secretary of State (the “North Carolina Articles of Merger”) and the certificate of merger that shall be filed with the Delaware Secretary of State (the “Delaware Certificate of Merger”) on the Closing Date.  The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the North Carolina Articles of Merger and the Delaware Certificate of Merger.

1.3           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 55-11-06 of the NCBCA and Section 252 of the DGCL.

1.4           Conversion of Target Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target or the holder of any of the following securities:

(a)         Each share of common stock, par value $1.00 per share, of Buyer (the “Buyer Common Stock”) issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b)         All shares of common stock, par value $0.01 per share, of Target issued and outstanding immediately before the Effective Time (the “Target Common Stock”) that are owned, directly or indirectly, by Target or Buyer (other than shares of Target Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”)) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Buyer and no other consideration shall be delivered in exchange therefor.

(c)         Subject to Sections 1.4(e) and 1.5, each share of Target Common Stock, except for shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1, into the right to receive the following consideration, without interest:

(i)         for each share of Target Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”) or with respect to which the Exchange Agent has made an allocation of the right to receive Buyer Common Stock under Section 1.5, that number of fully paid and nonassessable shares of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); the “Exchange Ratio” shall equal 1.4799;

(ii)        for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Cash Election”), or with respect to which the Exchange Agent has made an allocation of the right to receive cash under Section 1.5, an amount in cash equal to the Per Share Amount (the “Cash Consideration”) (collectively, the “Cash Election Shares”) (the Cash Consideration together with the Stock Consideration shall be referred to as the “Merger Consideration”); or

(iii)       for each share of Target Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), such Stock Consideration or Cash Consideration, each as is determined in accordance with Section 1.5.

(iv)       Notwithstanding anything in this Agreement to the contrary, the total number of shares of Target Common Stock to be converted to Cash Consideration (the “Cash Conversion Number”) shall be equal to the product of (x) 30% and (y) the number of shares of Target Common Stock issued and outstanding immediately before the Effective Time (excluding any shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares)), rounded down to the nearest whole share.

(v)        “Per Share Amount” means $7.00.

(d)         All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (and, in the case of any fractional shares, cash in lieu thereof), into which the shares of Target Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Target Common Stock become entitled in accordance with Section 2.3(c).

(e)         If, between the date hereof and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f)         Each share of Senior Non-Cumulative Perpetual Preferred Stock, Series C, par value $0.01 per share, of Target (“Target SBLF Preferred Stock”) issued and outstanding immediately before the Effective Time shall be converted into the right to receive a share of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of Buyer (“Buyer SBLF Preferred Stock”). All of the shares of Target SBLF Preferred Stock converted into the right to receive Buyer Preferred Stock pursuant to this Article I shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target SBLF Preferred Stock (each, a “Preferred Certificate”) shall thereafter represent only the right to receive the Buyer SBLF Preferred Stock, into which the shares of Target SBLF Preferred Stock represented by such Preferred Certificate have been converted pursuant to this Section 1.4, as well as any dividends to which holders of Target SBLF Preferred Stock become entitled in accordance with the terms of the Target SBLF Preferred Stock.  Upon surrender to Buyer of the Preferred Certificate(s) following the Effective Time, Buyer shall issue to the holder of such Preferred Certificate(s) one or more certificate(s) representing the shares of Buyer SBLF Preferred Stock into which the shares of Target SBLF Preferred Stock represented by such Preferred Certificate(s) have been converted pursuant to the Merger.

(g)         Notwithstanding anything in this Agreement to the contrary, any shares of Target Common Stock that are outstanding immediately before the Effective Time and that are held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Target Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Target Common Stock, to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration, but shall have the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Shareholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Shareholder’s shares of Target Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such Dissenting Shareholder shall have made a timely Cash Election or Stock Election under this Agreement. If any Dissenting Shareholder shall have so failed to perfect or has effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger after the Election Deadline, each of such Dissenting Shareholder’s shares of Target Common Stock shall thereupon be deemed to have been converted into, and to have become, as of the Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Buyer in its sole discretion.  Shares of Target Common Stock held by a Dissenting Shareholder that has not withdrawn its demand for appraisal, failed to perfect or has otherwise lost its right of appraisal, in any case pursuant to the DGCL (“Dissenting Shares”) shall be considered Cash Election Shares for purposes of the proration set forth in Section 1.5; provided, however, that Dissenting Shares shall not be converted into the right to receive Stock Consideration as a result of the proration procedures set forth in Section 1.5.  Target shall give Buyer prompt notice of any demands for appraisal of shares of Target Common Stock received by Target, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Buyer the opportunity to participate in all negotiations and proceedings with respect thereto. Target shall not, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands.

1.5           Proration.  Within five business days after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among the holders of Target Common Stock of rights to receive Buyer Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(a)         Cash Oversubscribed.  If the number of Cash Election Shares (including any Dissenting Shares) exceeds the Cash Conversion Number (the amount by which the number of Cash Election Shares exceeds the Cash Conversion Number being referred to herein as the “Cash Shortfall Number”), then:

(i)         all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration, and

(ii)        each holder of Cash Election Shares (other than holders of Dissenting Shares) shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the Cash Shortfall Number and the denominator of which is the total number of Cash Election Shares less the number of Dissenting Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

(b)         Cash Undersubscribed.  If the number of Cash Election Shares (including any Dissenting Shares) is less than the Cash Conversion Number (the amount by which the number of Cash Election Shares is less than the Cash Conversion Number being referred to herein as the “Stock Shortfall Number”), then:

(i)         all Cash Election Shares (including Dissenting Shares) shall be converted into the right to receive the Cash Consideration,

(ii)        if the Stock Shortfall Number is less than or equal to the number of Non-Election Shares, all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Non-Election Shares shall receive (1) the Cash Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Stock Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(iii)       if the Stock Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares shall receive (1) the Cash Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Stock Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Stock Election Shares and (2) the Stock Consideration in respect of the remaining number of such holder’s Stock Election Shares.

(c)         Cash Subscriptions Sufficient.  If the number of Cash Election Shares (including any Dissenting Shares) is equal to the Cash Conversion Number, then subparagraphs (a) and (b) above shall not apply and all Cash Election Shares (including Dissenting Shares) shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration.

1.6           Stock Options and Other Stock-Based Awards.

(a)         Unless otherwise noted, the provisions of this Section 1.6 pertain to all plans sponsored by Target under which options and other stock-based amounts are awarded, including Target’s 2008 Equity Incentive Plan, 2003 Stock Option Plan, 2003 Recognition and Retention Plan and 1999 Stock Option Plan, all as amended, and the award agreements thereunder (collectively, the “Target Stock Plan”); provided, however, that any accelerated vesting performed pursuant to this Section 1.6 shall only be performed if required by the terms of the Target Stock Plan as in effect on the date hereof without any further action by Target.

(b)         Each stock option issued under a Target Stock Plan (a “Target Stock Option”) or pursuant to any individual equity compensation award agreement, whether vested or unvested, that is outstanding and unexercised immediately before the Effective Time will cease, at the Effective Time, to represent a right to acquire shares of Target Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Target Stock Option, into an option to purchase Buyer Common Stock (a “Converted Stock Option”), on the same terms and conditions as were applicable under such Target Stock Option (but subject to and taking into account any required acceleration of vesting of such Target Stock Option pursuant to the terms of the Target Stock Plan as in effect on the date hereof without any further action by Target).  The number of shares of Buyer Common Stock subject to each such Converted Stock Option will be equal to the number of shares of Target Common Stock subject to the applicable Target Stock Option multiplied by the Exchange Ratio, rounded down to the nearest whole share of Buyer Common Stock, and such Converted Stock Option will have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price specified in the applicable Target Stock Option divided by the Exchange Ratio, consistent with the requirements of Section 424(a) of the Code or Treasury Regulation Section 1.409A-1(b)(5)(v)(D), as applicable.

(c)         At the Effective Time, if the terms of the Target Stock Plan or the Target Restricted Stock Award so provide, each share of restricted Target Common Stock issued pursuant to the Target Stock Plan (“Target Restricted Stock”) that is outstanding immediately before the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Target Common Stock that was formerly Target Restricted Stock shall be entitled to receive the Merger Consideration in accordance with Section 1.4; provided, however, that, upon the lapsing of restrictions with respect to each share of Target Restricted Stock, Target shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of such restrictions.  At the Effective Time, each award of Target Restricted Stock granted under the Target Stock Plan or pursuant to any individual equity compensation award agreement (a “Target Restricted Stock Award”) that is outstanding immediately before the Effective Time and that does not become vested pursuant to the preceding sentence will cease, at the Effective Time, to represent a right with respect to shares of Target Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Target Restricted Stock Award, to shares of Buyer Common Stock (each, a “Converted Restricted Stock Award”), on the same terms and conditions as were applicable under the Target Restricted Stock Award. The number of shares of Buyer Common Stock subject to each such Converted Restricted Stock Award will equal the number of shares of Target Common Stock subject to the applicable Target Restricted Stock Award multiplied by the Exchange Ratio, rounded to the nearest whole share of Buyer Common Stock.

(d)         At the Effective Time, Buyer will assume all the obligations of Target under the Target Stock Plan, each outstanding Converted Stock Option and Converted Restricted Stock Award and any agreements evidencing the grants thereof.  As soon as practicable after the Effective Time, Buyer will deliver to the holders of Converted Stock Options and Converted Restricted Stock Awards any required notices setting forth such holders’ rights pursuant to the relevant Target Stock Plan and award documents and stating that such Converted Stock Options and Converted Restricted Stock Awards have been assumed by Buyer and will continue in effect on the same terms and conditions, subject to the adjustments required by this Section 1.6 after giving effect to the Merger and the terms of the relevant Target Stock Plan or individual agreements pursuant to which such awards were granted.

(e)         Following the Effective Time, Buyer may in its discretion maintain the Target Stock Plan in accordance with Nasdaq rules, except that (i) all equity or equity-based awards issued by Buyer pursuant to the Target Stock Plan following the Effective Time will be awards in respect of Buyer Common Stock, (ii) all references to Target (other than any references relating to a “change in control,” “change of control” or terms of similar import of Target) in each Target Stock Plan and in each award agreement thereunder will be deemed to refer to Buyer, unless Buyer determines otherwise, and (iii) the number of shares of Buyer Common Stock available for future issuance pursuant to each Target Stock Plan following the Effective Time (the “Available Target Stock Plan Shares”) will equal the number of shares of Target Common Stock so available immediately before the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole share of Buyer Common Stock.

(f)         Before the Effective Time, Target shall take all necessary action for the adjustment of Target Stock Options and Target Restricted Stock Awards under this Section 1.6.  Before the Effective Time, Buyer shall reserve for future issuance a number of shares of Buyer Common Stock at least equal to the number of shares of Buyer Common Stock that will be subject to Converted Stock Options and Converted Restricted Stock Awards as a result of the actions contemplated by this Section 1.6, plus the number of Available Target Stock Plan Shares in the event that Buyer maintains the Target Stock Plans as contemplated by Section 1.6(d).  As soon as practicable following the Effective Time, Buyer will file a registration statement on Form S-8 (or other applicable form) with respect to the shares of Buyer Common Stock subject to such Converted Stock Options and Converted Restricted Stock Awards and will maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options and Converted Restricted Stock Awards remain outstanding.

1.7           Articles of Incorporation of Buyer.  At the Effective Time, the Buyer Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8           Bylaws of Buyer.  At the Effective Time, the Buyer Bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9           Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10         Bank Merger.  As soon as practicable following the Effective Time, it is anticipated that Target Bank will merge with and into and Buyer’s bank subsidiary (the “Bank Merger”). Pursuant to the Bank Merger, the separate corporate existence of Target Bank shall cease and Buyer’s bank subsidiary shall be the surviving corporation and continue its corporate existence under the laws of the state of North Carolina.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

2.1           Election Procedures.  Each holder of record of shares of Target Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a)         Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (each, an “Election”) (i) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)         Before the Effective Time, Buyer shall appoint First-Citizens Bank &  Trust Company, pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent (the “Exchange Agent”) hereunder.  Buyer shall prepare an election form and other appropriate and customary transmittal materials, including a Letter of Transmittal and Surrender Instruction (each defined below), in a form reasonably acceptable to Target  (the “Election Form”), which shall be mailed no more than 40 business days and no less than 20 business days before the anticipated Effective Time or on such earlier date as Target and Buyer shall mutually agree to each Holder as of five business days before the date of such mailing.  Each Election Form shall permit such Holder, subject to the allocation and election procedures set forth in this Section 2.1, to (i) elect to receive the Cash Consideration for all of the shares of Target Common Stock held by such Holder in accordance with Section 1.4(c), (ii) elect to receive the Stock Consideration for all of such shares in accordance with Section 1.4(c), (iii) elect to receive the Stock Consideration for a part of such Holder’s Target Common Stock and the Cash Consideration for the remaining part of such Holder’s Target Common Stock or (iv) indicate that such Holder has no preference as to the receipt of cash or Buyer Common Stock for such shares (a “Non-Election”).  A Holder who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided, that each such Election Form covers all of the shares of Target Common Stock held by such Representative for a particular beneficial owner.  Any shares of Target Common Stock with respect to which the Holder thereof has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.  As used in this Agreement, “Letter of Transmittal” means a letter of transmittal to the Exchange Agent, which shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and which shall specify that delivery of Certificate(s) shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of such Certificate(s) (or customary affidavits of loss in lieu of such Certificate(s) and indemnification regarding the loss or destruction of such Certificate(s)). As used in this Agreement, “Surrender Instructions” means instructions for use in surrendering Certificate(s) (or customary affidavits of loss in lieu of such Certificates and indemnification regarding the loss or destruction of such Certificates) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which the holder is entitled pursuant to Section 2.3(c).

(c)         To be effective, a properly completed Election Form shall be submitted to the Exchange Agent no later than 5:00 p.m., Charlotte, North Carolina time, on the later of (i) the date of the Target Shareholder Meeting or (ii) the date that Buyer and Target agree is as near as practicable to five business days before the anticipated Effective Time (or such other time and date as Buyer and Target may mutually agree as set forth in the Election Form) (the “Election Deadline”).  Buyer shall use all reasonable efforts to make available as promptly as possible an Election Form to any Holder who requests such Election Form following the initial mailing of the Election Forms and before the Election Deadline.  Target shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.  An Election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  If a Holder either (x) does not submit a properly completed Election Form in a timely fashion or (y) revokes its Election Form before the Election Deadline (without later submitting a properly completed Election Form before the Election Deadline), the shares of Target Common Stock held by such Holder shall be designated as Non-Election Shares.  Any Holder may revoke or change his or her Election by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or before the Election Deadline.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any Election, modification or revocation is received and whether any such Election, modification or revocation has been properly made.

2.2           Deposit of Merger Consideration.  At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent (a) certificates or evidence of Buyer shares in book-entry form representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (b) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Buyer shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

2.3           Delivery of Merger Consideration.

(a)         As soon as reasonably practicable after the date the Exchange Agent has effected the allocation of Merger Consideration pursuant to Section 1.5, but in no event later than five business days after such date, the Exchange Agent shall mail to each holder of record of Certificate(s) that immediately before the Effective Time represented outstanding shares of Target Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor pursuant to Section 2.3(f) a Letter of Transmittal and Surrender Instructions; provided, however, that the foregoing shall not apply with respect to any holder of record of Certificate(s) who, before the Election Deadline, surrendered to the Exchange Agent such Certificate(s), accompanied by a properly completed Letter of Transmittal.

(b)         Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Target Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Target Common Stock represented by its Certificate or Certificates.  Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)         No dividends or other distributions, if any, payable with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Buyer Common Stock represented thereby, in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore payable with respect to the whole shares of Buyer Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, payable with respect to shares of Buyer Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Buyer Common Stock issuable with respect to such Certificate.

(d)         In the event of a transfer of ownership of a Certificate representing Target Common Stock that is not registered in the stock transfer records of Target, the proper amount of cash and/or shares of Buyer Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Target Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Buyer that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Buyer) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock otherwise payable pursuant to this Agreement to any holder of Target Common Stock such amounts as the Exchange Agent or Buyer, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment.  To the extent the amounts are so withheld by the Exchange Agent or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Target Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Buyer, as the case may be.

(e)         After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately before the Effective Time other than to settle transfers of Target Common Stock that occurred before the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f)         Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer.  In lieu of the issuance of any such fractional share, Buyer shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Per Share Amount by (ii) the fraction of a share (after taking into account all shares of Target Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Buyer Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g)         Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be paid to Buyer; provided, however, that Buyer shall comply with any applicable state escheat laws related to any such unclaimed portion of the Exchange Fund.  In such event, any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Buyer with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, Target, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)         If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Buyer before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Target’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Target) and (iii) for purposes of the Target Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule, Target hereby represents and warrants to Buyer as follows:

3.1           Corporate Organization.

(a)         Target is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Target has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)         Target is duly registered as a savings and loan holding company under the Home Owners Loan Act, as amended (the “HOLA”).  True, complete and correct copies of the Certificate of Incorporation of Target, as amended (the “Target Certificate”), and the Bylaws of Target (the “Target Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Buyer.  Target Bank (“Target Bank”) is a savings bank duly organized, validly existing and in good standing under federal law. The deposits of Target Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection  therewith have been paid when due.  Target Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.

(c)         Each of Target’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Target Subsidiary, copies of which have previously been made available to Buyer, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Target Subsidiary” and “Buyer Subsidiary” shall mean any direct or indirect Subsidiary of Target or Buyer, respectively.

3.2           Capitalization.

(a)         The authorized capital stock of Target consists of 20,000,000 shares of Target Common Stock, of which, as of the date of this Agreement (the “Target Capitalization Date”), 11,506,324 shares were issued and outstanding, including 529,513 shares of Target Restricted Stock (of which 67,403 are unvested), and 1,000,000 shares of preferred stock, $0.01 par value (the “Target Preferred Stock”), of which, as of the Target Capitalization Date, 20,500 shares were issued and outstanding.  As of the Target Capitalization Date, no shares of Target Common Stock or Target Preferred Stock were reserved for issuance, except for 715,775 shares of Target Common Stock underlying options currently outstanding and 71,100 shares of Target Common Stock available in connection with future grants of stock options, in each case reserved for issuance pursuant to the Target Stock Plan. All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Target having the right to vote on any matters on which its shareholders may vote (“Voting Debt”) are issued or outstanding.  As of the date of this Agreement, except (i) pursuant to this Agreement or (ii) with respect to the Target Stock Plan as set forth herein, Target does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Target Common Stock, Target Preferred Stock, Voting Debt or any other equity securities of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock, Target Preferred Stock, Voting Debt or other equity securities of Target.  As of the date of this Agreement, and except as set forth in Section 3.2(a) of the Target Disclosure Schedule, there are no contractual obligations of Target or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Target or any equity security of Target or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Target or its Subsidiaries or (ii) pursuant to which Target or any of its Subsidiaries is or could be required to register shares of Target capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).  Other than as set forth on Section 3.2(a) of the Target Disclosure Schedule, no options or other equity-based awards are outstanding as of the Target Capitalization Date.  Except as set forth on Section 3.2(a) of the Target Disclosure Schedule or in the Target SEC Reports, since December 31, 2011 through the date hereof, Target has not issued or repurchased any shares of Target Common Stock, Voting Debt or other equity securities of Target.

(b)         Section 3.2(b) of the Target Disclosure Schedule sets forth each Subsidiary of Target.  All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Target are owned by Target, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Target Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)         Section 3.2(c) of the Target Disclosure Schedule sets forth Target’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Target, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d)         Section 3.2(d) of the Target Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Target Common Stock issued under the Target Stock Plan, the number of shares of Target Common Stock subject to outstanding awards granted under the Target Stock Plan and the number of shares of Target Common Stock reserved for future issuance under the Target Stock Plan; (ii) all outstanding awards granted under the Target Stock Plan, indicating with respect to each such award the name of the holder thereof, the number of shares of Target Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Target Common Stock subject to such warrant and the exercise price thereof.  Target has provided to Buyer complete and accurate copy of the Target Stock Plan and the forms of all award agreements related thereto and copies of all warrants.  No person holds any option to purchase Target Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Target or any of its Subsidiaries other than the Target Stock Plan.

(e)         (i)  Each Target Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Target Stock Option was duly authorized no later than the date on which the grant of such Target Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Target Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered, (iii) each such grant was made in accordance with the terms of the applicable Target Stock Plan and all other applicable laws, (iv) the per share exercise price of each Target Stock Option was not less than the fair market value of a share of Target Common Stock on the applicable Grant Date and (v) each such grant was properly accounted for in all material respects in accordance with GAAP in Target’s financial statements.  All grants of Target Stock Options were registered under the Securities Act or qualified on the Grant Date for exemption from registration under the Securities Act and other applicable laws (including state “blue sky” laws).

3.3           Authority; No Violation.

(a)         Target has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Target (the “Target Board”).  The Target Board has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Target and its shareholders, has adopted resolutions approving this Agreement and the transactions contemplated hereby, has directed that the Agreement be submitted to Target’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Target’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.  Except for the approval of this Agreement by the affirmative vote of the holders of the majority of the outstanding shares of Target Common Stock entitled to vote at such meeting (the “Target Requisite Shareholder Approval”), no other corporate proceedings on the part of Target are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligation of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity whether applied in a court of law or a court of equity).

(b)         Neither the execution and delivery of this Agreement by Target nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions of this Agreement, will (i) violate any provision of the Target Certificate or the Target Bylaws or (ii) assuming that the Target Requisite Shareholder Approval and the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Target, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4           Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, receipt of approvals or no objections from, and the expiration of waiting periods required by, any agency or department of any federal or state government having supervisory jurisdiction over the parties and the transactions contemplated by this Agreement, including the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, the Office of the Comptroller of the Currency (“OCC”) and the Office of the Commissioner of Banks of the State of North Carolina, (b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the Buyer Shareholder Meeting and the Target Shareholder Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Proxy Statement will be included as a joint proxy statement/prospectus, and declaration of effectiveness of the Form S-4 under the Securities Act, (c) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA, the Delaware Certificate of Merger pursuant to the DGCL and Articles of Combination with the OCC pursuant to the HOLA, (d) receipt of any approvals, nonobjections or declarations of effectiveness (if any) required by the Federal Reserve Board and/or the OCC with respect to the Form S-4, the Proxy Statement and related proxy solicitation materials, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules and regulations of The Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, and (f) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, no consents or approvals of or filings or registrations with any federal or state court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) are necessary in connection with the consummation by Target of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger.  No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Target of this Agreement.

3.5           Reports; Regulatory Matters.

(a)         Target and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Office of Thrift Supervision, (iv) the OCC, (v) any state insurance commission or other state regulatory authority, (vi) any foreign regulatory authority, (vii) any SRO and (viii) the SEC (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2009, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Target and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2009 or has pending any proceeding, enforcement action or, to the knowledge of Target, investigation into the business, disclosures or operations of Target or any of its Subsidiaries. Target and its Subsidiaries have complied in all material respects with, and there is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Target or any of its Subsidiaries.

(b)         Except as set forth on Section 3.5(b) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2009 a recipient of any supervisory letter from, or since January 1, 2009 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated savings and loan holding companies or their subsidiaries (each item in this sentence, a “Target Regulatory Agreement”), nor has Target or any of its Subsidiaries been advised since January 1, 2009 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.  To the knowledge of Target, there has not been any event or occurrence since January 1, 2009 that would result in a determination that Target Bank is not “well capitalized” as a matter of U.S. federal banking law.

(c)         Each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Target since January 1, 2009, pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and before the date of this Agreement (the “Target SEC Reports”), at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Target SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  Target’s principal executive officer and principal financial officer have made the certifications required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Target nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

3.6           Financial Statements.

(a)         The financial statements of Target and its Subsidiaries included (or incorporated by reference) in the Target SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Target and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Cherry, Bekaert & Holland, L.L.P. has served as independent registered public accountant for Target for all periods covered in the Target SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)         Neither Target nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Target included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 or (iii) liabilities incurred since December 31, 2011 in connection with this Agreement and the transactions contemplated hereby.

(c)         Since December 31, 2011, (i) through the date hereof, neither Target nor any of its Subsidiaries nor, to the knowledge of the officers of Target, any director, officer, employee, auditor, accountant or representative of Target or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Target or any of its Subsidiaries, whether or not employed by Target or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the Target Board or any committee thereof or to any director or officer of Target.

3.7           Broker’s Fees.  Neither Target nor any Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Target Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Buyer.

3.8           Absence of Certain Changes or Events.

(a)         Except as set forth in the Target SEC Reports, since December 31, 2011, no event has occurred that has had or is reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Target. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Buyer, Target or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such Party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (D) the direct effects of negotiating, entering into and compliance with this Agreement, or fees and expenses incurred in connection with negotiating, entering into and compliance with this Agreement, or actions or omissions taken with the prior written consent of the other party, on the operating performance of Target and its Subsidiaries), or (E) changes in the value of a securities or loan portfolio, or any change in the value of deposits, borrowings or loan servicing rights resulting from a change in interest rates generally, or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement.

(b)         Since December 31, 2011 through and including the date of this Agreement, Target and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c)         Except as set forth on Section 3.8(c) of the Target Disclosure Schedule, since December 31, 2011, neither Target nor any of its Subsidiaries has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2011, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Target Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Target Common Stock, any restricted, performance or fully vested shares of Target Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Target or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Target Benefit Plan, except as required by applicable laws or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

3.9           Legal Proceedings.

(a)         Except as disclosed on Section 3.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Target’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement, including the Bank Merger. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Target Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b)         There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Target, any of its Subsidiaries or the assets of Target or any of its Subsidiaries.

3.10         Taxes and Tax Returns.

(a)         Each of Target and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against.  Target and its Subsidiaries are not subject to examination or audit by the Internal Revenue Service (“IRS”).  There are no material disputes pending, or claims asserted, for Taxes or assessments upon Target or any of its Subsidiaries for which Target does not have reserves that are adequate under GAAP. Neither Target nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Target and its Subsidiaries). Within the past five years, neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Target nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  Neither Target nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(b)         As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c)         As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Target or any of its Subsidiaries.

3.11         Employee Matters.

(a)         Section 3.11(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Target or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by Target or any of its ERISA Affiliates or to which Target or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Target Benefit Plans”).  For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes Target or any of its Subsidiaries.  No other Target Benefit Plan exists.

(b)         With respect to each Target Benefit Plan, Target has made available to Buyer true, complete and correct copies of the following (as applicable):  (i) the written document evidencing such Target Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) any summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; and (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Target Benefit Plan.

(c)         With respect to each Target Benefit Plan and except as set forth on Section 3.11(c) of the Target Disclosure Schedule:

(i)         each Target Benefit Plan is being and has been administered in all material respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Target Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Target Benefit Plan, and each Target Benefit Plan;

(ii)        each Target Benefit Plan that is intended to be “qualified” under Section 401 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of Target, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such Target Benefit Plan;

(iii)       either an application for a new determination letter was filed by the end of such Target Benefit Plan’s applicable remedial amendment cycle (as determined in accordance with applicable IRS guidance) or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(iv)       each Target Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Target Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) a summary of the liabilities of any accrued liability under such plan and (C) an analysis of the cash surrender value of the insurance funding such plan.  Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v)         no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Target’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Target Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Target (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Target Benefit Plans;

(vi)        all contributions, premiums and other payments required to be made with respect to any Target Benefit Plan have been made on or before their due dates under applicable law and the terms of such Target Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Target Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Target included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2011;

(vii)       no Target Benefit Plan is under, and Target (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii)      no Target Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Target Benefit Plan that is funded in whole or in part through an insurance policy, neither Target (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix)        all reports and disclosures relating to each Target Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Target Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x)         neither the execution, delivery or performance of this Agreement by Target nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Target to make a larger contribution to, or pay greater benefits or provide other rights under, any Target Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Target Benefit Plan or (C) conflict with the terms of any Target Benefit Plan;

(xi)        all obligations of Target, each Subsidiary and ERISA Affiliate and each fiduciary under each Target Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii)       to the knowledge of Target, Target and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each Target Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii)      the Target Benefit Plan does not provide for any gross-up payment associated with any Taxes.

(d)         No Target Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively and neither Target nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan.  Neither Target nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Target Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Target or any of its Subsidiaries or ERISA Affiliates.

(e)         Except as disclosed on Section 3.11(e) of the Target Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f)         Neither Target, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the knowledge of Target, any trustee or administrator of any Target Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA.  All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Target Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA.  Target and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Target Benefit Plans.

(g)         No payment made or to be made in respect of any employee or former employee of Target or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h)         With respect to Target and each of its Subsidiaries:

(i)         Neither Target nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Target or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Target, threatened and neither Target nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(ii)        Neither Target nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii)       Each of Target and its Subsidiaries are, and since January 1, 2009 have been, in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees.

(iv)        Neither Target nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v)         To the knowledge of Target, no executive of Target or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi)        Section 3.11(h)(vi) of the Target Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Target and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; target or expected bonus; and Target’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i)         Section 3.11(i) of the Target Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, nonsolicitation, noninterference, nondisclosure and similar agreements between Target or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Buyer.  Each of the agreements set forth on Section 3.11(i) of the Target Disclosure Schedule is valid and binding and in full force and effect.

(j)         Except as disclosed in Section 3.11(j) of the Target Disclosure Schedule (which shall contain the actuarial present value of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Target nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k)         Neither Target nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l)          Any individual who performs services for Target or any of Target’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Target or any of Target’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Target Benefit Plan purposes.

(m)        (i) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since January 1, 2005 in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Target nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Target Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Target Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1(a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Target Benefit Plan to Section 409A.

(n)         Neither Target or any of Target’s Subsidiaries nor any of their ERISA Affiliates, any officer or, to Target’s knowledge, employee thereof has made any written, or to Target’s knowledge, oral, promises or commitments to any employee, director, officer or other service provider, whether legally binding or not, to create any additional plan, agreement or arrangement, or to modify or change in any material way any existing Target Benefit Plan.  No event, condition or circumstance exists that would prevent the amendment or termination of any Target Benefit Plan other than the satisfaction of any applicable legal requirements, including the giving of notice, and any such termination would not result in any cost or other liability.

(o)         Target has complied in all material respects with all applicable requirements of the U.S. Treasury Department’s Troubled Asset Relief Program (including the terms of any equity purchase agreement between Target and its affiliates and the U.S. Treasury  Department) relating to the compensation of its executives, directors, employees and other service providers.

(p)         Buyer and Target have entered into a separate waiver and settlement agreement, consulting agreement and noncompetition agreement with Kim S. Price in the forms set forth in Section 3.11(p) of the Target Disclosure Schedule.

(q)         Buyer and Target have entered into an employment agreement with each of Daniel M. Boyd IV, Ira McDonald Flowe, Jr., Stephen Huffstetler and Anthony Newton Stancil in the forms set forth in Section 3.11(q) of the Target Disclosure Schedule.

(r)         Target and each of Daniel M. Boyd, IV and Stephen Huffstetler have entered into an amendment to their respective salary continuation agreements in the forms set forth in Section 3.11(r) of the Target Disclosure Schedule.

(s)         With respect to the Citizens South Bank Employee Stock Ownership Plan (the “ESOP”):

(i)         The ESOP has been operated and administered at all times in compliance in all material respects with its terms and with the provisions of applicable Law, including applicable provisions of ERISA and the Code. Since its inception, the ESOP is intended to be qualified under Section 401(a) of the Code and is intended to be exempt from tax under Section 501(a) of the Code, and the ESOP has intended to be qualified as a valid “employee stock ownership plan” (within the meaning of Sections 409 and 4975(e)(7) of the Code) and there has been no act or omission that would reasonably be expected to adversely affect the tax-qualified status of the ESOP, the tax-exempt status of the trust under the ESOP or the validity of the ESOP as an employee stock ownership plan (within the meaning of Sections 409 and 4975(e)(7) of the Code).

(ii)        Except as set forth in Section 3.11(s) of the Target Disclosure Schedule, (A) there are no loans or other extensions of credit between the ESOP and any other person; (B) there are no shares of Target Common Stock held in the ESOP that have not been allocated to the accounts of participants or beneficiaries of the ESOP; and (C) all contributions to the ESOP due with respect to periods ending on or prior to the Closing have been timely made and all such contributions that are not yet due shall have been made prior to the Closing. Each ESOP loan that is set forth in the Disclosure Schedule satisfies the requirements of an exempt loan within the meaning of Section 4975(d)(3) and Treasury Regulation Section 54.4975-7(b).

(iii)       (A) The ESOP’s conversion of shares pursuant to this Agreement into the right to receive, and the ESOP’s receipt of, Merger Consideration (1) will not result in a violation of ERISA, the Code or any other law applicable to the ESOP, including a violation of Section 406 or Section 407 of ERISA or Section 4975 of the Code, (2) will not result in a violation of any agreement to which the ESOP is a party or is otherwise bound, and (3) will not result in the imposition of any excise Tax on any person, including, any excise Tax under Section 4975 or Section 4978 of the Code, and (B) in accordance with the terms of the ESOP documents and applicable law, voting rights with respect to allocated shares held by the ESOP are required to be passed through to participants in or beneficiaries of the ESOP with regard to approval of the Merger.

(iv)      There is no action or audit pending or threatened, concerning any matter with respect to the ESOP relevant as to whether any representation set forth in this Section 3.11(s) was, has or will at any time become inaccurate, and no trustee or other fiduciary of the ESOP has made any assertion with respect to the ESOP contrary to, or inconsistent with the accuracy of, any such representation.

3.12         Compliance with Applicable Law.

(a)         Target and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Target or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Target nor any Target Subsidiary acts as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b)         Since the enactment of the Sarbanes-Oxley Act, Target has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Global Market.  Section 3.12(b) of the Target Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Target or entities controlled by officers and directors of Target who have outstanding loans from Target or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

3.13         Certain Contracts.

(a)         Except as disclosed on Section 3.13(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Buyer, Target, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Target or any Subsidiary thereof, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Target SEC Reports filed before the date hereof, (iv) that materially restricts the conduct of any line of business by Target or, to the knowledge of Target, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) as to any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Target Disclosure Schedule, is referred to as a “Target Contract,” and neither Target nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Target Contract by any of the other parties thereto.

(b)         (i) Each Target Contract is valid and binding on Target or its applicable Subsidiary and is in full force and effect, (ii) Target and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Target Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Target or any of its Subsidiaries under any such Target Contract.

(c)         With respect to that certain Purchase and Assumption Agreement dated as of March 19, 2010, by and among the FDIC, Receiver of Bank of Hiawassee, Hiawassee, Georgia, Target Bank and the FDIC, acting in its corporate capacity, (including the Single Family Shared-Loss Agreement and the Commercial and Other Assets Shared-Loss Agreement exhibits thereto) (the “Hiawassee Loss-Share Agreement”) and that certain Purchase and Assumption Agreement dated as of April 15, 2011, by and among the FDIC, Receiver of New Horizons Bank, East Ellijay, Georgia, Target Bank and the FDIC, acting in its corporate capacity, (including the Single Family Shared-Loss Agreement and the Commercial and Other Assets Shared-Loss Agreement exhibits thereto) (the New Horizons Loss-Share Agreement”), (i) each such Target Contract is valid and binding on Target or its applicable Subsidiary and is in full force and effect, (ii) Target and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each such Target Contract, (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Target or any of its Subsidiaries under either such Target Contract, (iv) neither Target nor any Target Subsidiary has taken any action, or omitted to take any action, that would permit FDIC to terminate the loss-sharing arrangement thereunder or reduce the losses for which FDIC will be responsible and (v) the FDIC has made the requested loss-sharing payments permitted to be made to Target or its applicable Subsidiary under each such Target Contract and has not notified Target or Target Bank of any intention not to do so.

3.14         Risk Management Instruments.

(a)         “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b)         All Derivative Transactions, whether entered into for the account of Target or any of its Subsidiaries or for the account of a customer of Target or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Target and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Target or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Target and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Target’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15         Investment Securities and Commodities.

(a)         Except as would not reasonably be expected to have a Material Adverse Effect on Target, each of Target and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries. Such securities and commodities are valued on the books of Target in accordance with GAAP in all material respects.

(b)         Target and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Target believes are prudent and reasonable in the context of such businesses. Before the date hereof, Target has made available to Buyer in writing the material Policies, Practices and Procedures.

3.16         Loan Portfolio.

(a)         Section 3.16(a) of the Target Disclosure Schedule sets forth, as of March 31, 2012 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Target or its Subsidiaries (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by Target as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of Target or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b)         Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to Buyer and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by Target or its Subsidiaries, and all such Loans purchased by Target or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and at the Effective Time will be, free and clear of any Lien, except to the extent such loans are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries, and Target or its Subsidiaries have complied in all material respects, and at the Effective Time will have complied in all material respects, with all laws and regulations relating to such Loans.

(c)         Except as disclosed in the Target SEC Reports, since December 31, 2011, none of Target’s bank Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Target and its Subsidiaries on a consolidated basis; to Target’s knowledge and in light of each of the Target Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the financial statements included in the Target SEC Reports were, on the respective filing dates, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such filing date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

3.17         Property.  Target or one of its Subsidiaries (a) has fee simple title to all the properties and assets reflected in the latest audited balance sheet included in such Target SEC Reports as being owned by Target or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Target on the date hereof or otherwise materially impair business operations at such properties, as conducted by Target on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used by Target on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Target SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever encumbering Target’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Target or one of its Subsidiaries or, to Target’s knowledge, the lessor.  The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted.  There are no pending or, to the knowledge of Target, threatened condemnation proceedings against the Real Property (except with respect to properties that have been obtained through foreclosure or by deed-in-lieu of foreclosure).  Target and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Real Property (except with respect to properties that have been obtained through foreclosure or by deed-in-lieu of foreclosure), including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Target currently maintains insurance on all its property, including the Real Property, in amounts, scope and coverage reasonably necessary for its operations.  Target has not received any notice of termination, nonrenewal or premium adjustment for such policies.

3.18         Intellectual Property.  Target and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted.  The use of any Intellectual Property by Target and its Subsidiaries does not, to the knowledge of Target, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Target or any Subsidiary acquired the right to use any Intellectual Property.  To Target’s knowledge, no person is challenging, infringing on or otherwise violating any right of Target or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Target or its Subsidiaries.  Neither Target nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Target and its Subsidiaries and, to Target’s knowledge, no Intellectual Property owned and/or licensed by Target or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.  For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.19         Environmental Liability.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Target or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, (“CERCLA”), pending or, to Target’s knowledge, threatened against Target or any of its Subsidiaries.  To the knowledge of Target, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Target or any of its Subsidiaries.  Neither Target nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

3.20         Leases.  Section 3.20 of the Target Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $50,000 to which Target or any Subsidiary is a party and (b) a list of each parcel of real property leased by Target or any of its Subsidiaries together with the current annual rent (each, a “Property Lease”).  Each Property Lease is valid and binding on Target or its applicable Subsidiary and is in full force and effect.  Target and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Property Lease.  Neither Target nor any of its Subsidiaries is in material default under any Property Lease.

3.21         Securitizations.  Target is not a party to any agreement securitizing any of its assets.

3.22         State Takeover Laws.  The Target Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

3.23         Reorganization; Approvals.  As of the date of this Agreement, Target (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.24         Opinion.  Before the execution of this Agreement, the Target Board has received an opinion from Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Target from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25         Target Information.  The information relating to Target and its Subsidiaries that is provided by Target or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Target will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26         SBLF Dividend Rate.  Based upon Target’s current level of qualified small business lending, its dividend rate on the Target SBLF Preferred Stock is 1.3%.

3.27         Support Agreements.  Each member of the Target Board has executed and delivered to Buyer a Support Agreement in the form attached as Exhibit A.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer to Target before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Buyer’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such time has had or would be reasonably likely to have a Material Adverse Effect on Buyer) and (iii) for purposes of the Buyer Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule, Buyer hereby represents and warrants to Target as follows:

4.1           Corporate Organization.

(a)         Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina.  Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b)         Buyer is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”) and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Target.

(c)         Each Buyer Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposits of Buyer’s bank Subsidiary are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Buyer’s bank Subsidiary is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.

4.2           Capitalization.

(a)         The authorized capital stock of Buyer consists of 200,000,000 shares of Buyer Common Stock, of which, as of the date hereof (the “Buyer Capitalization Date”), 32,706,627 shares were issued and outstanding (of which 631,260 shares are unvested shares of restricted stock), and 5,000,000 shares of preferred stock, no par value (the “Buyer Preferred Stock”), of which, as of the Buyer Capitalization Date, no shares were issued and outstanding.  As of the Buyer Capitalization Date, no shares of Buyer Common Stock or Buyer Preferred Stock were reserved for issuance, except for 2,145,189 shares of Buyer Common Stock underlying options currently outstanding and 320,675 shares of Buyer Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to employee and director stock plans of Buyer in effect as of the date of this Agreement (the “Buyer Stock Plans”).  All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  As of the date of this Agreement, no Voting Debt of Buyer is issued or outstanding. As of the Buyer Capitalization Date, except pursuant to this Agreement and the Buyer Stock Plans, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or other equity securities of Buyer.  Assuming the Buyer Requisite Shareholder Approval is obtained, the shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)         Section 4.2(b) of the Buyer Disclosure Schedule sets forth each Subsidiary of Buyer. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Buyer are owned by Buyer, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No such Buyer Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3           Authority; No Violation.

(a)         Buyer has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Buyer (the “Buyer Board”).  The Buyer Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Buyer and its shareholders, has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Buyer’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Buyer’s shareholders vote in favor of the adoption and approval of this Agreement. Except for the approval of this Agreement by the affirmative vote of the holders of the majority of the outstanding shares of Buyer Common Stock entitled to vote at such meeting (the “Buyer Requisite Shareholder Approval”), no other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Target) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity whether applied in a court of law or a court of equity).

(b)         Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the terms or provisions of this Agreement, will (i) violate any provision of the Buyer Articles or the Buyer Bylaws or (ii) assuming that the Buyer Requisite Shareholder Approval and the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Buyer, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4           Consents and Approvals.  Except for (a) the filing of applications and notices, as applicable, receipt of approvals or no objections from, and the expiration of waiting periods required by, any agency or department of any federal or state government having supervisory jurisdiction over the parties and the transactions contemplated by this Agreement, including the Federal Reserve Board, the FDIC, the OCC and the Office of the Commissioner of Banks of the State of North Carolina, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (c) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA the Delaware Certificate of Merger pursuant to the DGCL and Articles of Combination with the OCC, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules and regulations of The Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, (e) notices or filings under the HSR Act, if any, and (f) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement and approval of listing of such Buyer Common Stock on The Nasdaq Global Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Buyer of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Buyer of this Agreement and the Bank Merger.

4.5           Reports; Regulatory Matters.

(a)         Except as set forth on Section 4.5 of the Buyer Disclosure Schedule, Buyer and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2009, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Buyer and its Subsidiaries, or as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2009 or has pending any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries.  Buyer and its Subsidiaries have complied in all material respects with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries.

(b)         Except as disclosed in the Buyer SEC Reports, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2009 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2009 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised since January 1, 2009 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement. To the knowledge of Buyer, there has not been any event or occurrence since January 1, 2009 that would result in a determination that Buyer’s bank Subsidiary is not “well capitalized” as a matter of U.S. federal banking law.

(c)         Each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC or FDIC by Buyer or its Subsidiaries, as applicable, pursuant to the Securities Act or the Exchange Act and before the date of this Agreement (the “Buyer SEC Reports”), at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Buyer SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto.  Buyer’s principal executive officer and principal financial officer have made the certifications required under Section 302 or 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing.  For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.  Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Buyer nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

4.6           Financial Statements.

(a)         The financial statements of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable, included (or incorporated by reference) in the Buyer SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Buyer and its Subsidiaries, or Buyer’s bank Subsidiary, as applicable, for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC or the FDIC, as applicable, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Dixon Hughes Goodman LLP has served as independent registered public accountant for Buyer or its bank Subsidiary, as applicable, for all periods covered in the Buyer SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)         Neither Buyer nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer included in its Annual Report on Form 10-K for the year ended December 31, 2011 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011 or in connection with this Agreement and the transactions contemplated hereby.

(c)         Since December 31, 2011, (i) through the date hereof, neither Buyer nor any of its Subsidiaries nor, to the knowledge of the officers of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Board of Directors of Buyer or any committee thereof or to any director or officer of Buyer.

4.7           Broker’s Fees.  Neither Buyer nor any Buyer Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Buyer Disclosure Schedule.

4.8           Absence of Certain Changes or Events.

(a)         Since December 31, 2011, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Buyer.

(b)         Since December 31, 2011 through and including the date of this Agreement, Buyer and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

4.9           Legal Proceedings.

(a)         Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Buyer’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement, including the Bank Merger.

(b)         There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries.

4.10         Taxes and Tax Returns.  Each of Buyer and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against.  There are no material disputes pending, or claims asserted, for Taxes or assessments upon Buyer or any of its Subsidiaries for which Buyer does not have reserves that are adequate under GAAP.

4.11         Compliance with Applicable Law.

(a)         Buyer and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Buyer or any of its Subsidiaries.

(b)         Since the enactment of the Sarbanes-Oxley Act, to the extent required by applicable law, Buyer or its bank Subsidiary has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Global Market.

4.12         Reorganization; Approvals.  As of the date of this Agreement, Buyer (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13         Risk Management Instruments.  All Derivative Transactions, whether entered into for the account of Buyer or any of its Subsidiaries or for the account of a customer of Buyer or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Buyer and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Buyer or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Buyer and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Buyer’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.14         Investment Securities and Commodities.

(a)         Except as would not reasonably be expected to have a Material Adverse Effect on Buyer, each of Buyer and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities and commodities are valued on the books of Buyer in accordance with GAAP in all material respects.

(b)         Buyer and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with the Policies, Practices and Procedures that Buyer believes are prudent and reasonable in the context of such businesses. Before the date hereof, Buyer has made available to Target in writing the material Policies, Practices and Procedures.

4.15         Loan Portfolio.

(a)         Each loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Buyer or its Subsidiaries (each, a “Buyer Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Buyer Loans originated by Buyer or its Subsidiaries, and all such Buyer Loans purchased by Buyer or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Buyer Loans (and any related guarantees) and payments due thereunder are, and at the Effective Time will be, free and clear of any Lien, except to the extent such loans are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries, and Buyer or its Subsidiaries have complied in all material respects, and at the Effective Time will have complied in all material respects, with all laws and regulations relating to such Buyer Loans.

(b)         Except as disclosed in the Buyer SEC Reports, since December 31, 2011, none of Buyer’s bank Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Buyer and its Subsidiaries on a consolidated basis; to Buyer’s knowledge and in light of each of the Buyer Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the financial statements included in the Buyer SEC Reports were, on the respective filing dates, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such filing date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

4.16         Environmental Liability.  There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Buyer or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including CERCLA, pending or, to Buyer’s knowledge, threatened against Buyer or any of its Subsidiaries.  To the knowledge of Buyer, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Buyer or any of its Subsidiaries.  Neither Buyer nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

4.17         Aggregate Cash Consideration.  Buyer has available to it sufficient funds to deliver the aggregate Cash Consideration.

4.18         Buyer Information.  The information relating to Buyer and its Subsidiaries that is provided by Buyer or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The portions of the Proxy Statement relating to Buyer and other portions within the reasonable control of Buyer will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1          Conduct of Target’s Business Before the Effective Time.  Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of Buyer, (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Target shall, and shall cause each Target Subsidiary, to:

(a)         conduct its business in the ordinary course in all material respects;

(b)         use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees; and

(c)         take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Target or Buyer to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2          Target Forbearances.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Target shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(a)         other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank, purchases of brokered certificates of deposit, sales of certificates of deposit and entering into repurchase agreements);

(b)

(i)         adjust, split, combine or reclassify any of its capital stock;

(ii)        make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (A) dividends paid by any of the Subsidiaries of Target to Target or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Target Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the vesting of restricted shares of Target Common Stock (or settlement of other equity-based awards in respect of Target Common Stock granted under a Target Stock Plan), in each case in accordance with past practice and the terms of the applicable Target Stock Plan and related award agreements, (C) payment of dividends on the Target Preferred Stock and (D) payment of quarterly cash dividends, not to exceed $0.01 per share, on the Target Common Stock at times consistent with current Target practice.

(iii)       grant any stock options, restricted shares or other equity-based award with respect to shares of Target Common Stock under the Target Stock Plan, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)       issue any additional shares of capital stock or other securities except pursuant to the settlement of equity-based awards previously granted under the Target Stock Plan;

(c)         other than in the ordinary course of business consistent with past practice, hire or terminate any employees or independent contractors, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(d)         make any loan or extension of credit in an amount in excess of $4,500,000 or make, renew or amend any loan or extension of credit outside of the ordinary course of business and consistent with past practice;

(e)         except as required by applicable law or the terms of any Target Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Target, except for normal increases made in the ordinary course of business consistent with past practice, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Target Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Target Benefit Plan; (v) amend, alter or modify any warrant or other equity-based right to purchase any capital stock or other equity interests in Target or any securities exchangeable for or convertible into the same or other Target Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Target Benefit Plan;

(f)         sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(g)         enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(h)         other than securities purchases made in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(i)         take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j)         amend the Target Certificate or Target Bylaws, or otherwise take any action to exempt any person (other than Buyer or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(k)         other than in prior consultation with Buyer, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l)         commence or settle any claim, action or proceeding where the amount in dispute is in excess of $50,000 or subjecting Target or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(m)       take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(n)        implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(o)        file or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(p)        except for transactions in the ordinary course of business consistent with past practice, terminate, or waive any material provision of any Target Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material contract (other than leases), other than normal renewals of contracts other than leases without material adverse changes of terms;

(q)        amend, extend or renew any real property lease;

(r)         take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby; or

(s)        agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3          Buyer Forbearances.  Except as expressly permitted by this Agreement or with the prior written consent of Target, which consent shall not be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Buyer shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Buyer Articles or the Buyer Bylaws in a manner that would adversely affect the shareholders of Target or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or any Governmental Entity required for the consummation of the transactions contemplated by this Agreement; or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3 (it being understood that Buyer’s pursuit, negotiation and consummation of other acquisitions shall not violate this Section 5.3).

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1          Regulatory Matters.

(a)        Buyer and Target shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a joint proxy statement/prospectus.  Each of Buyer and Target shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 and shall provide the other with copies of all correspondence with the SEC. Each of Buyer and Target shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Buyer and Target (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other.  Each of Buyer and Target shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter mail or deliver the Proxy Statement to their respective shareholders.  Buyer shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Common Stock as may be reasonably requested in connection with any such action.

(b)        The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities.  Target and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Target or Buyer, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable.  The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.  Notwithstanding the foregoing, nothing contained herein shall be deemed to require Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Target) on either Buyer or Target (a “Materially Burdensome Regulatory Condition”).

(c)        Each of Buyer and Target shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, Target or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d)        Each of Buyer and Target shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Buyer Requisite Regulatory Approval or Target Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

6.2          Access to Information; Confidentiality.

(a)        Upon reasonable notice and subject to applicable laws relating to the confidentiality of information and the exchange of information, each of Target and Buyer shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request (in the case of a request by Target, information concerning Buyer that is reasonably related to the prospective value of Buyer Common Stock, the satisfaction by Buyer of the conditions to Closing set forth in Sections 7.3(a) and (b) or to Buyer’s ability to consummate the transactions contemplated hereby).  Neither Target nor Buyer, nor any of their Subsidiaries, shall be required to provide access to or to disclose information (x) where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement or (y) regarding an Acquisition Proposal that is not required to be disclosed to the other Party pursuant to Section 6.9.  The Parties shall make appropriate and reasonable substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)        Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all nonpublic and confidential information received from the other Party (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Merger) in connection with this Agreement or the Merger  and use such information solely to evaluate the Merger, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Merger (in which case the receiving Party shall advise the other party before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Party before making the disclosure unless prohibited by law).

All information and materials provided by Target pursuant to or in connection with this Agreement or the transactions contemplated hereby shall be subject to the provisions of the Confidentiality Agreement entered into between Target, as disclosing party, and Buyer dated April 2, 2012 (the “Confidentiality Agreement”).  All information and materials provided by Buyer pursuant to or in connection with this Agreement or the transactions contemplated hereby shall be subject to the provisions of the Confidentiality Agreement entered into between Buyer, as disclosing party, and Target dated April 2, 2012 (the “Buyer Confidentiality Agreement”).

(c)        No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3          Shareholder Approval.

(a)        Target shall call a meeting of its shareholders to be held as soon as reasonably practicable after the effectiveness of the Form S-4 under the Securities Act for the purpose of obtaining the Target Requisite Shareholder Approval (including any meeting that occurs after any adjournment or postponement, the “Target Shareholder Meeting”), on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable.  The Target Board shall use its reasonable best efforts to obtain from its shareholders the Target Requisite Shareholder Approval, including by recommending that its shareholders vote in favor of this Agreement, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement.  Target shall submit this Agreement to its shareholders at the Target Shareholder Meeting even if the Target Board shall have withdrawn, modified or qualified its recommendation.  The Target Board has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Target’s shareholders for their consideration.

(b)        Buyer shall call a meeting of its shareholders to be held as soon as reasonably practicable after the effectiveness of the Form S-4 under the Securities Act for the purpose of obtaining the Buyer Requisite Shareholder Approval (including any meeting that occurs after any adjournment or postponement, the “Buyer Shareholder Meeting”), and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable.  Buyer shall submit this Agreement to its shareholders at the Buyer Shareholder Meeting even if the Buyer Board shall have withdrawn, modified or qualified its recommendation. The Buyer Board shall use its reasonable best efforts to obtain the Buyer Requisite Shareholder Approval, including by recommending that its shareholders vote in favor of this Agreement, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. The Buyer Board has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Buyer’s shareholders for their consideration.

(c)        Each of Buyer and Target shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Target or Buyer or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

(d)        With respect to the ESOP, the Trustee of the ESOP (the “Trustee”) shall solicit participants in and beneficiaries of the ESOP to direct the Trustee as to the voting of shares held in their respective accounts under the ESOP in accordance with the terms of the ESOP documents and applicable law and the Trustee shall recommend to the ESOP participants in the Proxy Statement that such participants and beneficiaries direct the Trustee with respect to the shares allocated to their respective accounts under the ESOP to vote.

6.4          The Nasdaq Global Market Listing.  Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, before the Effective Time.

6.5          Employee Matters.

(a)        All individuals employed by, or on an authorized leave of absence from, Target or any of its Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of Buyer and its affiliates as of the Effective Time.  Following the Effective Time, Buyer shall, or shall cause its applicable Subsidiaries to, integrate the Covered Employees into Buyer’s benefit plans as quickly as practicable.  Until such integration occurs, Buyer shall maintain the Target Benefit Plans set forth on Schedule 6.5(a) and the Covered Employees participation therein.  Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an amendment of any particular Target Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.5, (iii) limit the right of Buyer or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require Buyer or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination or (iv) obligate Target, Buyer or any of their respective Subsidiaries to (A) maintain any particular Target Benefit Plan or (B) retain the employment of any particular Covered Employee.

(b)        No coverage of any of the Covered Employees or their dependents shall terminate under any of Target’s health and welfare plans prior to the time such Covered Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Buyer and its Subsidiaries and their dependents and, consequently, no Covered Employees shall experience a gap in coverage.  Covered Employees who become covered under health plans, programs and benefits of Buyer or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under Target’s health plan for the plan year in which coverage commences under Buyer’s health plan and shall not be subject to any preexisting conditions under any such plans.  Terminated Target employees and qualified beneficiaries will have the right to continued coverage under group health plans of Buyer in accordance with COBRA.

(c)        Covered Employees shall not receive prior service credit for benefit accrual purposes under any of Buyer’s compensation and benefit plans, programs or policies, except for Buyer’s vacation and sick leave programs.  Covered Employees will receive credit for service with Buyer for purposes of vesting and determination of eligibility to participate in Buyer’s 401(k) plan.  Buyer shall take all necessary and appropriate actions to allow the Covered Employees to participate in the Buyer’s 401(k) Plan as soon as practicable following the Effective Time.  If such participation is expected to occur on the first day following the Effective Time, at Buyer’s request (with reasonable advance notice), Target shall take all necessary and appropriate actions to cause Target’s 401(k) plan to be frozen as to future contributions effective immediately prior to the Effective Time.  If requested in writing by Buyer, Target will also take all necessary steps to terminate Target’s 401(k) plan immediately prior to the Effective Time.

Subject to the occurrence of the Effective Time, the ESOP shall be terminated. All shares of Target Common Stock held by the ESOP shall be converted into the right to receive the Merger Consideration, all outstanding indebtedness of the ESOP shall be repaid, and the balance of the shares and any other assets remaining in the ESOP not allocated to a participant’s account shall be allocated as provided in the ESOP and, at Buyer’s discretion, one half (50%) of the ESOP assets shall be distributed to the ESOP participants as soon as practicable following the Effective Time, and the remaining assets shall be distributed.  Prior to the Effective Time, Target shall take all such actions as are reasonably necessary (determined in consultation with Buyer) in order to submit the application for favorable determination letter in advance of the Effective Time, and following the Effective Time, Buyer shall use all reasonable efforts in good faith to obtain such favorable determination letter as promptly as possible (including making such changes to the ESOP and the proposed allocations as may be required by the IRS as a condition to its issuance of a favorable determination letter). Target shall adopt amendments to the ESOP to be effective immediately after the Effective Time to: (i) bring, as necessary, the ESOP into compliance with the current tax qualification requirements of the Code; (ii) fully vest all accounts; (iii) prohibit new participants from admission to the ESOP; and (iv) permit the ESOP to pay all fees and expenses of the ESOP trust, resulting from the continued existence of the ESOP, to the extent permitted by ERISA and the Code.  Target and, following the Effective Time, Buyer, will adopt such other amendments to the ESOP necessary to effect the provisions of this Section 6.5(c).

(d)        Buyer agrees to maintain Target’s Long-Term Care Insurance Plan (“LTCI Plan”) for directors David W. Hoyle, Sr., Ben R. Rudisill, II, Eugene R. Matthews, II, James J. Fuller, Richard K. Craig and Kim S. Price and retired director Charles D. Massey until all of the participants have received their full benefits under the LTCI Plan and Buyer agrees that it will not terminate, modify, amend or freeze such LTCI Plan prior to such time, unless required by applicable law.  Target shall be permitted to pay the annual premiums due under LTCI Plan prior to the Effective Time, but shall not be permitted to pay all remaining premiums due thereunder without Buyer’s prior written consent, not to be unreasonably withheld.  Buyer agrees to maintain Target’s Split Dollar Agreements, and the underlying insurance policies, for Kim S. Price, Gary F. Hoskins, Paul L. Teem, Jr., Mark A. Carswell, II, Daniel M. Boyd IV and Stephen J. Huffstetler and former employees Vance Burton Brinson, Jr. and Michael Robert Maguire that are set forth on Schedule 3.11(a) of the Target Disclosure Schedule until all of the individual’s beneficiaries have received their death benefit under the Split Dollar Agreements and Buyer agrees that it will not terminate, modify, amend or freeze any of the Split Dollar Agreements prior to such time, unless required by applicable law.

(e)        Buyer and Target may mutually agree to make retention bonus payments to such employees and officers of Target in such amounts and to such persons as they shall mutually agree for the purpose of encouraging such employees and officers to continue in the employ of Target until the Effective Time, or for a reasonable period of time following the Effective Time.

(f)         If a Covered Employee who is not party to an agreement with Buyer, Target or any of their Subsidiaries that provides for payments in connection with termination of employment or a change in control (each, a “Severance Agreement”) (i) is terminated by Buyer or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position as the result of an organizational or business restructuring or the integration of Target or any of its Subsidiaries with Buyer or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of Buyer’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of Buyer’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, in any case or both cases, during the period beginning at the Effective Time and ending six months following the Effective Time, such Covered Employee shall (after signing a customary release) be entitled to receive severance pay in the form of continued payment of his or her base salary or base weekly wage rate (as in effect at the time of termination) for a number of weeks equal to the product of (x) two and (y) the Covered Employee’s completed years of service with Target, Buyer or their Subsidiaries (as applicable); provided, however, that the Covered Employee shall be entitled to no less than four weeks and no more than 16 weeks of continued payment of his or her base salary or base weekly wage rate, as applicable.  For purposes of this Section 6.5, “year of service” shall mean each 12-consecutive-month period of employment, commencing from the most recent employment or hire date.

Target shall, and shall cause its Subsidiaries to, take whatever action is necessary to terminate any and all severance arrangements and to ensure that it and Buyer have no other liability for any other severance payments (other than those under Severance Agreements (each of which Target represents are disclosed on Section 3.11(e) of the Target Disclosure Schedule), as set forth in this Section 6.5(f) and agreements disclosed in Section 3.11(i) of the Target Disclosure Schedule); provided, that such termination or payment does not trigger tax liability under Section 409A of the Code. Target shall cooperate with Buyer to effectuate the foregoing, including Buyer’s compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section 6.5(f) shall be construed or interpreted to limit or modify in any way Buyer’s at-will employment policy.

(g)        Subject to the restrictions of Section 409A of the Code and applicable law, at Buyer’s request (which request shall be made no less than 15 days before the Effective Time), Target shall take any and all actions required (including the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate any or all Target Benefit Plans immediately before the Effective Time, and, if requested by Buyer, to implement any such actions; provided, that such termination or payment does not trigger tax liability under Section 409A of the Code. Following the Effective Time, Buyer agrees that it will not terminate any deferred compensation plans if the termination or payment under such deferred compensation plan will trigger tax liability under Section 409A of the Code.

(h)        Buyer agrees to comply with the contractual terms of all change in control agreements, severance agreements, deferred compensation agreements and split dollar agreements that Target has with its current and former employees and current and former directors and that are have been identified in Schedule 3.11(e) of the Target Disclosure Schedule, except to the extent any such agreements shall be superseded or terminated at the Effective Time or following the Effective Time with the written consent of the affected parties, as applicable.

6.6           Indemnification; Directors’ and Officers’ Insurance.

(a)         In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of Target or any of its Subsidiaries or who is or was serving at the request of Target or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of its Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto.  All rights to indemnification, including advancement of expenses, and exculpation from liabilities for acts or omissions occurring at or before the Effective Time now existing in favor of any Indemnified Party as provided in their respective certificate of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth on Section 6.6(a) of the Target Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the Effective Time or taken at the request of Buyer pursuant to Section 6.7, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Surviving Corporation.

(b)         From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Target or any Subsidiary of Target, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Buyer pursuant to Section 6.7.

(c)         Buyer shall cause the individuals serving as officers and directors of Target or any of its Subsidiaries immediately before the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policies maintained by Target or its Subsidiaries (provided, that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Buyer be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by Target or its Subsidiaries (which current amount is set forth on Section 6.6(c) of the Target Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided, further, that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

(d)         The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7           Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Buyer, on the one hand, and a Subsidiary of Target, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Party to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

6.8           Advice of Changes.  Each of Buyer and Target shall promptly advise the other of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b)  that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.9           No Solicitation.

(a)         None of Target, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transaction involving Target or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) enter into any agreement regarding any Alternative Transaction or (iv) render a rights agreement inapplicable to an Alternative Proposal or the transactions contemplated thereby.  Target shall, and shall cause each of the Subsidiaries and representatives of Target and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Proposal, (B) at Buyer’s request, request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Alternative Proposal to which it or any of its Subsidiaries is a party, and shall enforce the provisions of any such agreement.  Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by Target’s shareholders, (1) Target receives an unsolicited written Alternative Proposal that the Target Board believes in good faith to be bona fide, (2) such Alternative Proposal was not the result of a violation of this Section 6.9, (3) the Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (4) the Target Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Target may (and may authorize its Subsidiaries and representatives to) (x) furnish nonpublic information regarding Target and its Subsidiaries to the person making such Alternative Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Target than, those contained in the Confidentiality Agreement (provided, that any nonpublic information provided to any person given such access shall have been previously provided to Buyer or shall be provided to Buyer before or concurrently with the time it is provided to such person), and (y) participate in discussions and negotiations with the person making such Alternative Proposal.

(b)         Except as provided otherwise below, neither the Target Board nor any committee thereof may (i)(A) withdraw (or modify or qualify in any manner adverse to Buyer) or refuse to recommend approval of this Agreement to Target’s shareholders or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (each such action set forth in this Section 6.9(b)(i) being referred to as an “Adverse Recommendation Change”), or (ii) cause or permit Target or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or is reasonably likely to lead to, any Alternative Proposal (other than a confidentiality agreement permitted by Section 6.9(a)).  Notwithstanding the foregoing, at any time before obtaining approval of the Merger by Target’s shareholders, the Target Board may, if the Target Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b), make an Adverse Recommendation Change; provided, that Target may not make any Adverse Recommendation Change in response to an Alternative Proposal unless (x) Target shall not have breached this Section 6.9 in any respect and (y):

(i)         The Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b);

(ii)        Target has given Buyer at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal); and

(iii)       Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused its representatives to negotiate, in good faith with Buyer during such notice period to the extent Buyer wishes to negotiate, to enable Buyer to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Buyer a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.9 with respect to such new written notice.

(c)         In addition to the obligations of Target under Sections 6.9(a) and (b), Target shall notify Buyer promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Target or any of its Subsidiaries or for access to the properties, books or records of Target or any Subsidiary by any person that informs the Target Board or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to Buyer shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting nonpublic information or access to the books and records of Target or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal.  Target shall keep Buyer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Target shall also promptly, and in any event within 24 hours, notify Buyer, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.9(a).

(d)         As used in this Agreement:

(i)         “Alternative Transaction” means any of (A) a transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Target Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Target or pursuant to a tender offer or exchange offer or otherwise, (B) a merger, share exchange, consolidation or other business combination involving Target (other than the Merger), (C) any transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Target and securities of the entity surviving any merger or business combination including any of Target’s Subsidiaries) of Target, or any of its Subsidiaries representing more than 15% of the fair market value of all the assets, deposits, net revenues or net income of Target and its Subsidiaries, taken as a whole, immediately before such transaction, or (D) any other consolidation, business combination, recapitalization or similar transaction involving Target or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Target Common Stock immediately before such transactions do not, in the aggregate, own at least 85% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Target Common Stock immediately before the consummation thereof.

(ii)        “Superior Proposal” means any unsolicited bona fide Alternative Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Target Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person (or group of persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Buyer in response to such proposal under Section 6.9(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(e)         Target shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of Target or its Subsidiaries are aware of the restrictions described in this Section 6.9 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.9 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or its Subsidiaries, at the direction or with the consent of Target or its Subsidiaries, shall be deemed to be a breach of this Section 6.9 by Target.

(f)         Nothing contained in this Section 6.9 shall prohibit Target or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.10         Buyer’s Board.  Buyer shall appoint Kim S. Price and Ben R. Rudisill, II to the Buyer Board and the board of directors of Buyer’s subsidiary bank (and Mr. Price as a vice chairman of such boards) for a period until the next annual meeting of the shareholders of Buyer following the Effective Date, and, subject to the good faith consideration by the Nominating and Governance Committee of the Buyer Board of the selection criteria set forth in its charter, such persons shall be nominated to sit for election by the shareholders to a regular term on Buyer’s board of directors at such annual meeting of shareholders and, if so elected, cause such persons to be appointed to the board of directors of Buyer’s bank subsidiary.  As a director of Buyer and Buyer’s bank subsidiary, Mr. Rudisill shall receive the same compensation as is paid to the other members of the boards of directors of Buyer and its bank subsidiary, respectively (exclusive of any stock or option awards made to the other members of such boards, before the Effective Date).

6.11         [Reserved.]

6.12         Reasonable Best Efforts; Cooperation.  Each of Target and Buyer agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

6.13         Section 16 Matters.  Before the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Target Common Stock or conversion of any derivative securities in respect of shares of Target Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.  Target agrees to promptly furnish to Buyer all requisite information necessary for Buyer to take the actions contemplated by this Section 6.13.

6.14         Certain Buyer Commitments.

(a)         Buyer shall use all reasonable efforts to donate to a newly established donor advised fund within the Community Foundation of Gaston County (the “Fund”) the aggregate amount of $500,000 payable over a 10-year period from the date hereof but otherwise on timing in Buyer’s sole discretion; provided, however, that Buyer shall use reasonable efforts to pay such aggregate amount over a 5-year period.  For the duration of the period over which such amount is paid, Buyer shall empower Kim S. Price, Eugene R. Matthews, II and Richard K. Craig, unless any such individual becomes ineligible to so serve, to facilitate, administer and recommend gift requests (it being understood that the parties intend such amounts to be used for the benefit of markets in which Target operates on the date hereof), subject to Buyer’s right to veto any proposed gift.  A person shall be ineligible to serve if such person dies, become permanently disabled, resigns, is no longer associated with Buyer for cause or serves as an officer or director of or consultant to any financial institution with whom Buyer competes.

(b)         Buyer shall use commercially reasonable efforts to maintain an operations center in Gastonia, North Carolina after the Effective Time.

6.15         Buyer Change in Recommendation.  Except as provided otherwise below, neither the Buyer Board nor any committee thereof may withdraw (or modify or qualify in any manner adverse to Target) or refuse to recommend approval of this Agreement to Buyer’s shareholders.    Notwithstanding the foregoing, at any time before obtaining approval of the Merger by Buyer’s shareholders, the Buyer Board may, if the Buyer Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, withdraw, modify or qualify or refuse to recommend approval of this Agreement to Buyer’s shareholders.

6.16         FDIC Agreement.  In connection with the consent to be obtained pursuant to Section 7.2(g), Target shall use its best efforts to obtain the written agreement of the FDIC to amend the Hiawassee Loss-Share Agreement such that (i) Buyer will not be prevented from selling 9% or more of its outstanding shares after the Effective Time and (ii) the transactions contemplated by this Agreement will not cause the loss of shared loss treatment for loans transferred under such agreement pursuant to Section 2.1(d) thereof.

ARTICLE VII
CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a)         Shareholder Approval.  The Buyer Requisite Shareholder Approval and the Target Requisite Shareholder Approval shall have been obtained.

(b)         The Nasdaq Global Market Listing.  The shares of Buyer Common Stock to be issued to the holders of Target Common Stock upon consummation of the Merger shall have been authorized for listing on The Nasdaq Global Market, subject to official notice of issuance.

(c)         Form S-4.  The Form S-4 shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)         No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement.

7.2           Conditions to Obligations of Buyer.  The obligation of Buyer to effect the Merger is also subject to the satisfaction, or waiver by Buyer, at or before the Effective Time, of the following conditions:

(a)         Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Target set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to the foregoing effect.

(b)         Performance of Obligations of Target.  Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time; and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to such effect.

(c)         Federal Tax Opinion.  Buyer shall have received the opinion of its counsel, McGuireWoods LLP, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.  In rendering such opinion, the counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d)         Regulatory Approvals.  All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Buyer Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e)         Target Benefit Plans.  Target shall have provided evidence reasonably satisfactory to Buyer that Target has taken all necessary and appropriate actions to amend, freeze and/or terminate any Target Benefit Plan or Plans as requested by Buyer pursuant to Section 6.5(c).

(f)         Resignations.  The directors of Target and its Subsidiaries immediately before the Effective Time shall have submitted their resignations to be effective as of the Effective Time.

(g)         Hiawassee Loss-Share Agreement.  Seller shall have obtained, in a form reasonably satisfactory to Buyer, the prior written consent of the FDIC, receiver for Bank of Hiawassee, Hiawassee, Georgia, for Buyer to assume the rights and obligations of Target Bank pursuant to the Hiawassee Loss-Share Agreement.

(h)         New Horizons Loss-Share Agreement.  Seller shall have obtained, in a form reasonably satisfactory to Buyer, the prior written consent of the FDIC, receiver for New Horizons Bank, East Ellijay, Georgia, to assume the rights and obligations of Target Bank pursuant to the New Horizons Loss-Share Agreement.

(i)         SBLF Preferred Stock. Buyer shall have received written evidence from the United States Department of the Treasury (the “Treasury”) reasonably satisfactory to Buyer that (i) the Merger will not be deemed to breach Annex C to the Securities Purchase Agreement, dated September 22, 2011, by and between the Treasury and Target, and (ii) the exchange of Target SBLF Preferred Stock for Buyer SBLF Preferred Stock with rights, preferences, privileges, voting powers, limitations and restrictions that are substantially identical to those of the Target SBLF Preferred Stock, as contemplated by this Agreement, would comply with the requirements of Section 7(d) of the Certificate of Designation for the Target SBLF Preferred Stock.

7.3           Conditions to Obligations of Target.  The obligation of Target to effect the Merger is also subject to the satisfaction or waiver by Target at or before the Effective Time of the following conditions:

(a)         Representations and Warranties.  Subject to the standard set forth in Section 9.2, the representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to the foregoing effect.

(b)         Performance of Obligations of Buyer.  Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to such effect.

(c)         Federal Tax Opinion.  Target shall have received the opinion of its counsel, Luse Gorman Pomerenk & Schick, P.C., in form and substance reasonably satisfactory to Target, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) except to the extent of any cash consideration received in the Merger and except with respect to cash received in lieu of fractional share interests in Buyer Common Stock, no gain or loss will be recognized by any of the holders of Target Common Stock in the Merger.  In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d)         Regulatory Approvals.  All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Target Requisite Regulatory Approvals”).

(e)         Deposit of Merger Consideration.  At or before the Effective Time, Buyer shall have deposited, or shall cause to be deposited, with the Exchange Agent, (i) certificates or evidence of Buyer shares in book-entry form representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall have instructed the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) the Exchange Fund, and Buyer shall have instructed the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1           Termination.  This Agreement may be terminated at any time before the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target or Buyer:

(a)         Mutual Consent.  By mutual consent of Target and Buyer in a written instrument, if the board of directors of each of Target and Buyer so determines by a vote of the majority of the members of its entire board of directors;

(b)         No Regulatory Approval.  By either Target or Buyer, if any Governmental Entity that must grant a Buyer Requisite Regulatory Approval or a Target Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c)         Delay.  By either Target or Buyer, if the Merger shall not have been consummated on or before March 31, 2013, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d)         Material Breach of Representation, Warranty or Covenant.  By either Buyer or Target (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Target, in the case of a termination by Buyer, or Buyer, in the case of a termination by Target, which breach, either individually or in the aggregate, would result in, if occurring or continuing at the Effective Time, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period; or

(e)         Failure to Recommend by Target.  By Buyer, if the Target Board shall have (i) failed to recommend in the Proxy Statement, without modification or qualification, the approval and adoption of this Agreement or (ii) in a manner adverse to Buyer, (A) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by the Target Board of this Agreement and/or the Merger to Target’s shareholders, (B) taken any public action or made any public statement in connection with the meeting of Target shareholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (C) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof.

(f)         Failure to Recommend by Buyer.  By Target, if the Buyer Board shall have (i) failed to recommend in the Proxy Statement, without modification or qualification, the approval and adoption of this Agreement or (ii) in a manner adverse to Buyer, (A) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by the Buyer Board of this Agreement and/or the Merger to Buyer’s shareholders, or (B) taken any public action or made any public statement in connection with the meeting of Buyer’s shareholders to be held pursuant to Section 6.3 inconsistent with such recommendation, whether or not permitted by the terms hereof.

(g)         Failure of Shareholder Approval.  By either Party, if there is a vote of the shareholders of Buyer or Target, as the case may be, and either the Buyer Requisite Shareholder Approval or the Target Requisite Shareholder Approval has not been obtained, unless the provisions of either Section 8.1(e) or Section 8.1(f) shall apply.

(h)         Acceptance of Superior Proposal.  By Target, if Target has received a Superior Proposal and Target’s Board of Directors has made a determination to accept such Superior Proposal.

The Party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other Party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination.  If either Target or Buyer terminates this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Target, Buyer, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.4, 9.7, 9.8 and 9.9 shall survive any termination of this Agreement and (ii) neither Target nor Buyer shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3           Fees and Expenses.

(a)         Except as set forth in Sections 8.3(b) and 8.3(c), and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Target and Buyer, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b)         Target shall pay to Buyer a termination fee in the amount of $3,000,000 (the “Termination Fee”) and the Expense Reimbursement in immediately available federal funds if:

(i)         (A) this Agreement is terminated by Buyer pursuant to Section 8.1(d); and (B)(1) before such termination, an Alternative Transaction with respect to Target was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received); and (2) within 12 months after such termination, (x) Target shall have entered into a definitive written agreement relating to an Alternative Transaction or (y) any Alternative Transaction shall have been consummated; or

(ii)        Target has terminated this Agreement pursuant to Section 8.1(h) or Buyer has terminated this Agreement pursuant to Section 8.1(e);

(iii)       after receiving an Alternative Proposal, (A) the Target Board does not take action to convene the Target Shareholder Meeting and (B) within 12 months after such receipt of such Alternative Proposal, (1) Target shall have entered into a definitive written agreement relating to an Alternative Transaction or (2) any Alternative Transaction shall have been consummated.

(iv)       The Termination Fee and the Expense Reimbursement must be paid no later than two business days following the event that triggers such payment described in Section 8.3(b)(i), (ii) or (iii).  Upon payment of the Termination Fee and the Expense Reimbursement, Target, its Subsidiaries and Target’s and its Subsidiaries’ respective officers, directors and employees shall have no further liability to Buyer at law or in equity with respect to such termination, or with respect to Target Board’s failure to take action to convene the Target Shareholder Meeting and/or recommend that Target shareholders adopt this Agreement.  For purposes of this Section 8.3(b), “Expense Reimbursement” means an amount in cash equal to Buyer’s out-of-pocket legal, due diligence and consulting expenses incurred in connection with the transactions contemplated by this Agreement, but in no event shall the Expense Reimbursement exceed $500,000.

(c)         Buyer shall pay to Target the Termination Fee and the Target Expense Reimbursement in immediately available federal funds if this Agreement shall have been terminated pursuant to Section 8.1(f).  The Termination Fee and the Target Expense Reimbursement must be paid no later than two business days following the event that triggers such payment.  Upon payment of the Termination Fee and the Target Expense Reimbursement, Buyer, its Subsidiaries and Buyer’s and its Subsidiaries’ respective officers, directors and employees shall have no further liability to Target at law or in equity with respect to such termination, or with respect to the Buyer Board’s failure to recommend that Buyer’s shareholders adopt this Agreement.  For purposes of this Section 8.3(c), “Target Expense Reimbursement” means an amount in cash equal to Target’s out-of-pocket legal, due diligence and consulting expenses incurred in connection with the transactions contemplated by this Agreement, but in no event shall the Target Expense Reimbursement exceed $500,000.

(d)         Target and Buyer acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer and Target would not enter into this Agreement.  Accordingly, if Target or Buyer fails to pay timely any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Buyer or Target commences a suit against the other Party that results in a judgment against the other Party for the amount payable to Buyer or Target pursuant to this Section 8.3, the other Party shall pay the Buyer’s or Target’s out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Termination Fee and the Expense Reimbursement and such costs and expenses at the prime rate (as published in The Wall Street Journal on the date of termination) plus 2%.

8.4           Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Buyer and Target, there may not be, without further approval of such shareholders, any amendment of this Agreement (other than as contemplated by this Agreement) that (a) alters or changes the amount or the form of the Merger Consideration to be delivered under this Agreement to the holders of Target Common Stock, if such alteration or change would adversely affect the holders of any security of Target, (b) alters or changes any term of the articles of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the holders of any security of Target, (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any securities of Target, or (d) by applicable law otherwise requiring the further approval of such shareholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.5           Extension; Waiver.  At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

9.1           Closing.  On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the Parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).  If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Buyer, then Buyer may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2           Standard.  No representation or warranty of Target contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Target, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Material Adverse Effect with respect to Target or Buyer, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties).  Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimus extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, in the case of Target, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Target, and Section 4.8(a), in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3           Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.5(e) and 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4           Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)           if to Target, to:

Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina  28054
Attention: Kim S. Price, President and Chief Executive Officer
Facsimile: (704)-852-5440

with a copy to:

Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:  John J. Gorman
Facsimile:  (202) 362-2902

and

(b)           if to Buyer, to:

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC  28204
Attention: James C. Cherry, Chief Executive Officer
Facsimile: (704) 716-2138

with a copy to:

McGuireWoods LLP
201 N. Tryon Street, Suite 3000
Charlotte, NC  28202
Attention: Chris Scheurer, Esq.
Facsimile: (704) 343-2300

9.5           Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.  For purposes of this Agreement, (a) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns) and (b) “knowledge” of any person that is not an individual means the actual knowledge (without investigation) of such person’s directors and senior executive officers.

9.6           Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

9.7           Entire Agreement.  This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Buyer Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement and the Buyer Confidentiality Agreement.

9.8           Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the internal laws of the State of North Carolina applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles.  The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlotte, North Carolina.  Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9           Publicity.  Neither Target nor Buyer shall, and neither Target nor Buyer shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Buyer, in the case of a proposed announcement by Target, or Target, in the case of a proposed announcement by Buyer; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of The Nasdaq Global Market.

9.10         Assignment; Third-Party Beneficiaries.

(a)         Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns.  Except as otherwise specifically provided in Sections 6.5(d), 6.5(g), 6.5(h) and 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties any rights or remedies under this Agreement.

(b)         No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”) unless this Agreement explicitly states that the provision “amends” or “creates” that Benefit Plan, and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan, unless that provision explicitly states that such enforcement rights are being conferred.  This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement.  If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively, thereby precluding it from having any effect.

9.11         Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, Target and Buyer have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

CITIZENS SOUTH BANKING CORPORATION

By:	/s/ Kim S. Price
Name: Kim S. Price
Title: President and Chief Executive Officer

PARK STERLING CORPORATION

By:	/s/ James C. Cherry
Name: James C. Cherry
Title: Chief Executive Officer

Signature Page to Merger Agreement

List of Schedules

Target Disclosure Schedule
Section 3.2(a)	Capitalization
Section 3.2(b)	Subsidiaries
Section 3.2(c)	Ownership Interests
Section 3.2(d)	Target Stock Plan and Warrants
Section 3.5(a)	Regulatory Matters
Section 3.7	Broker’s Fees
Section 3.8(c)	Absence of Certain Changes or Events
Section 3.9(a)	Legal Proceedings
Section 3.11(a)	Employee Matters
Section 3.11(c)	Target Benefit Plans
Section 3.11(c)(iv)	Employee Pension Benefit Plans
Section 3.11(c)(x)	Benefits/Rights/No Conflict
Section 3.11(c)(xiii)	Gross-up Payments
Section 3.11(e)	Payments
Section 3.11(h)(vi)	Employees
Section 3.11(i)	Noncompetition etc.
Section 3.11(j)	Actuarial Value; Health and Welfare Benefits
Section 3.11(p)	Waiver and Settlement Agreement, Consulting Agreement and Noncompetition Agreement with Kim S. Price
Section 3.11(q)	Employment Agreements with Daniel M. Boyd IV, Ira McDonald Flowe, Jr., Stephen Huffstetler and Anthony Newton Stancil
Section 3.11(r)	Amendments to Salary Continuation Agreements with Daniel M. Boyd, IV and Stephen Huffstetler
Section 3.12(s)(ii)	ESOP
Section 3.12(b)	Officer and Director Loans
Section 3.13(a)	Certain Contracts
Section 3.16	Loan Portfolio
Section 3.20	Leases
Section 6.6(a)	Indemnification Agreements
Section 6.6(c)	Directors’ and Officers’ Liability Insurance

Buyer Disclosure Schedule
Section 4.2(b)	Subsidiaries
Section 4.5	Reports; Regulatory Matters
Section 4.7	Broker’s Fees

Exhibit A

Form of Support Agreement

May __, 2012

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of Citizens South Banking Corporation, a Delaware corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement, the substantial opportunity costs that Buyer will incur in pursuing the Merger rather than other business opportunities, such as other strategic partnerships, and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses and forego such business opportunities, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1.          While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary course bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

            2.           While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) other than the Merger.

            3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief that may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

            7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

Print Name

Number of shares owned with sole voting authority:

Number of shares owned with shared voting authority:

Accepted and agreed to
as of the date first above written:

PARK STERLING CORPORATION

By: James C. Cherry
Its: Chief Executive Officer

Appendix B

Opinion of Keefe, Bruyette & Woods, Inc.

May 13, 2012

The Board of Directors
Citizens South Banking Corporation
519 South New Hope Road
Gastonia, North Carolina 28054

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Citizens South Banking Corporation (“CSBC”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of CSBC with and into Park Sterling Corporation (“PSTB”), pursuant to the Agreement and Plan of Reorganization, dated as of May 13, 2012 between CSBC and PSTB (the “Agreement”).  Pursuant to the terms of the Agreement, each outstanding share of CSBC common stock (“CSBC Common Stock”), par value $0.01 per share, not owned by CSBC or PSTB or by any of their respective wholly-owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and retired and converted into the right to receive either cash in the amount of $7.00 or 1.4799 shares of PSTB Common Stock, par value $1.00 per share, (the “Merger Consideration”), as more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc, has acted as financial advisor to CSBC.  As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, CSBC and PSTB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of CSBC and PSTB for our own account and for the accounts of our customers.  To the extent we have any such positions as of the date of this opinion it has been disclosed to CSBC.  We have in the past, and may in the future, provide investment banking and financial advisory services to PSTB and receive compensation for such services.  In addition, as compensation for acting as an underwriter in PSTB’s initial public offering in 2010, KBW may be entitled to additional compensation in the event the closing price of the PSTB Common Stock is in excess of 125% of the initial public offering price in the IPO of $6.50 (subject to adjustment) for a period of 30 consecutive calendar days.  We have acted exclusively for the Board of Directors of CSBC in rendering this fairness opinion and will receive a fee from CSBC for our services.  A portion of our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CSBC and PSTB and the Merger, including among other things, the following:  (i) the Agreement; (ii) the Annual report to stockholders and Annual Report on Form 10-K for the three years ended December 31, 2011 of CSBC and the Annual report to stockholders and Annual Report on Form 10-K for the two years ended December 31, 2011 of PSTB; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CSBC, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of PSTB and certain other communications from CSBC and PSTB to their respective stockholders; and (iv) other financial information concerning the businesses and operations of CSBC and PSTB furnished to us by CSBC and PSTB for purposes of our analysis.  We have also held discussions with senior management of CSBC and PSTB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.  In addition, we have compared certain financial and stock market information for CSBC and PSTB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy.  We have relied upon the management of CSBC and PSTB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for CSBC and PSTB are adequate to cover such losses.  In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of CSBC or PSTB, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following:  (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement with no additional payments or adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications of the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following:  (i) the historical and current financial position and results of operations of CSBC and PSTB; (ii) the assets and liabilities of CSBC and PSTB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies.  We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally.  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.  Our opinion does not address the underlying business decision of CSBC to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to CSBC.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the CSBC Common Stock of the Merger Consideration in the Merger.  We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of CSBC’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of CSBC in connection with the transaction.

In addition, this opinion does not in any manner address the prices at which the PSTB common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of CSBC should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of CSBC Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

Appendix C

Form of Director Support Agreement

May 13, 2012

Park Sterling Corporation
1043 E. Morehead Street
Suite 201
Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of Citizens South Banking Corporation, a Delaware corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”).  The consummation of the Merger pursuant to the Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Agreement, the substantial opportunity costs that Buyer will incur in pursuing the Merger rather than other business opportunities, such as other strategic partnerships, and to induce Buyer to consummate the transactions contemplated by the Agreement and to proceed to incur such expenses and forego such business opportunities, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1.           While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary course bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Agreement and the Merger and matters related thereto.

2.           While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Agreement) other than the Merger.

3.           The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4.           The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief that may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.           The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others.  In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

C-1

6.           This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

7.           As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this agreement as of the date first above written.

Very truly yours,

___________________________
[Name]

Number of shares owned with sole voting authority: _______________

Number of shares owned with shared voting authority: _______________

Accepted and agreed to as of
the date first above written:

PARK STERLING CORPORATION

___________________________
By: James C. Cherry
Its: Chief Executive Officer

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Appendix D

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.                   Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the NCBCA contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 55-8-51 of the NCBCA permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith, (ii) he reasonably believed (x) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation and (y) in all other cases his conduct was at least not opposed to the corporation’s best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. The above standard of conduct is determined by the disinterested members of the board of directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 55-8-55.

Sections 55-8-52 and 55-8-56 of the NCBCA require a corporation to indemnify a director or officer in the defense of any proceeding to which he was a party because of his capacity as a director or officer against reasonable expenses when he is wholly successful, on the merits or otherwise, in his defense, unless the articles of incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if the court determines that he is entitled to mandatory indemnification under Section 55-8-52, in which case the court shall also order the corporation to pay the reasonable expenses incurred to obtain court-ordered indemnification or if he is adjudged fairly and reasonably so entitled in view of all relevant circumstances under Section 55-8-54. Section 55-8-56 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent, consistent with public policy, as a director or as otherwise set forth in the corporation’s articles of incorporation or bylaws or by resolution of the board of directors or contract.

Section 55-8-57 of the NCBCA permits a corporation to provide for indemnification of directors, officers, employees or agents, in its articles of incorporation or bylaws or by contract or resolution, against liability in various proceedings and to purchase and maintain insurance policies on behalf of these individuals.

In accordance with the NCBCA, Article 11 of Park Sterling’s articles of incorporation provide for indemnification to the fullest extent permitted by the NCBCA of all persons it has the power to indemnify under the NCBCA. Such indemnification is not exclusive of rights to indemnification under any bylaw, shareholder or disinterested directors’ vote or otherwise. In addition, Park Sterling’s bylaws provide that Park Sterling shall, under certain circumstances, indemnify its directors, officers, employees or agents for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees), in any proceeding arising out of their status or activities as directors, officers, employees or agents, or as a director, officer, employee or agent of another corporation if serving at Park Sterling’s request, if the individual acted in a manner he or she believed in good faith to be in or not opposed to Park Sterling’s best interests and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, except that any indemnification in connection with a proceeding by or in Park Sterling’s right is limited to reasonable expenses incurred in connection with the proceeding. The above standard of conduct is determined by the disinterested members of the Park Sterling board of directors or a committee thereof, or special legal counsel or Park Sterling’s shareholders. Park Sterling’s bylaws further provide that Park Sterling will indemnify any of its directors, officers, employees or agents for reasonable expenses incurred by such person in connection with a proceeding to which such person is a party because he or she serves in such capacity, if such person is successful, on the merits or otherwise, in such proceeding. Pursuant to the bylaws and as authorized by statute, Park Sterling maintains insurance on behalf of its directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaws or otherwise. In addition, Park Sterling’s articles of incorporation prevent the recovery by Park Sterling or any of its shareholders of monetary damages against Park Sterling’s directors to the fullest extent permitted by the NCBCA.

The foregoing is only a general summary of certain aspects of the NCBCA and Park Sterling’s articles of incorporation and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the NCBCA, Article 11 of Park Sterling’s articles of incorporation and Article IX of Park Sterling’s bylaws.

Federal banking law, which is applicable to Park Sterling as a financial holding company and to Park Sterling Bank as an insured depository institution, limits the ability of Park Sterling and Park Sterling Bank to indemnify their directors and officers. Generally, subject to certain exceptions, neither Park Sterling nor Park Sterling Bank may make, or agree to make, indemnification payments to, or for the benefit of, an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action such person is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of the affairs of Park Sterling or Park Sterling Bank, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, Park Sterling or Park Sterling Bank, as applicable, may indemnify officers and directors only if their respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith and in a manner such person believed to be in the best interests of the institution, (ii) determines after investigation that making indemnification payments would not materially adversely affect safety and soundness of Park Sterling or Park Sterling Bank, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse Park Sterling or Park Sterling Bank, as the case may be, for any indemnity payments which turn out to be impermissible.

Item 21.              Exhibits and Financial Statement Schedules.

Exhibit Number		Description

2.1
Agreement and Plan of Reorganization and Share Exchange dated October 22, 2010 by and between Park Sterling Bank and Park Sterling, incorporated by reference to Exhibit 2.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

2.2
Agreement and Plan of Merger dated March 31, 2011 by and between Park Sterling Corporation and Community Capital Corporation, incorporated by reference to Exhibit 2.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed April 5, 2011

2.3	†
Agreement and Plan of Merger dated May 13, 2012 by and between Park Sterling Corporation and Citizens South Banking Corporation, incorporated by reference to Exhibit 2.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed May 17, 2012

3.1		Articles of Incorporation of Park Sterling, incorporated by reference to Exhibit 3.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

3.2		Bylaws of Park Sterling, incorporated by reference to Exhibit 3.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

4.1		Specimen Stock Certificate of Park Sterling, incorporated by reference to Exhibit 4.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

4.2		Form of 11% Subordinated Note, due June 30, 2019, incorporated by reference to Exhibit 4.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011

4.3
Notes Agency Agreement by and between Park Sterling Bank and First-Citizens Bank & Trust Company, dated June 29, 2009 in connection with the 11% Subordinated Notes due June 30, 2019, incorporated by reference to Exhibit 10.5 of Park Sterling Bank’s Registration Statement on Form 10 filed with the FDIC on April 26, 2010

4.4
Indenture dated as of June 15, 2006 between Park Sterling (as successor by merger to Community Capital Corporation) and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.2 of Community Capital Corporation’s Current Report on Form 8-K (File No. 000-18460) filed June 16, 2006

4.5		First Supplemental Indenture dated as of November 1, 2011 among Community Capital Corporation, Park Sterling and Wilmington Trust Company, as trustee

5.1	++	Opinion of McGuireWoods LLP regarding the validity of the securities being registered

8.1	++	Opinion of McGuireWoods LLP regarding certain U.S. tax aspects of the merger

8.2	++	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding certain U.S. tax aspects of the merger

10.1
Underwriting Agreement dated August 12, 2010 between Park Sterling Bank and Keefe, Bruyette & Woods, Inc. as representative of the several underwriters, incorporated by reference to Exhibit 1.1 of Park Sterling Bank’s Current Report on Form 8-K filed with the FDIC on August 18, 2010

10.2
Employment Agreement by and between James C. Cherry and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.1 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.3
Employment Agreement by and between Bryan F. Kennedy III and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.2 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.4
Employment Agreement by and between David L. Gaines and Park Sterling Bank effective August 18, 2010, incorporated by reference to Exhibit 10.3 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.5
Employment Agreement by and between Nancy J. Foster and Park Sterling Bank effective November 15, 2010, incorporated by reference to Exhibit 10.5 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011.*

10.6
Park Sterling Bank 2006 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 10.4 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.7
Park Sterling Bank 2006 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 10.5 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.8
Park Sterling Bank 2010 Employee Stock Option Plan and related form of award agreement, incorporated by reference to Exhibit 4.3 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.9
Park Sterling Bank 2010 Stock Option Plan for Directors and related form of award agreement, incorporated by reference to Exhibit 4.4 of Park Sterling’s Registration Statement on Form S-8 (Registration No. 333-172016) filed February 2, 2011*

10.10
Park Sterling Corporation Long-Term Incentive Plan and related form of award agreements incorporated by reference to Exhibit 10.8 of Park Sterling’s Current Report on Form 8-K (File No. 001-35032) filed January 13, 2011*

10.11
Form of Non-Employee Director Nonqualified Stock Option Award pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.12 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.12
Form of Employee Restricted Stock Award Agreement pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.13 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.13
Form of Non-Employee Director Nonqualified Stock Option Award pursuant to the Park Sterling Corporation Long-Term Incentive Plan, incorporated by reference to Exhibit 10.12 of Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011*

10.14
Amended and Restated Declaration of Trust dated as of June 15, 2006 among Park Sterling (as successor by merger to Community Capital Corporation), as sponsor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as institutional trustee, and the administrators named therein, incorporated by reference to Exhibit 10.50 of Community Capital Corporation’s Current Report on Form 8-K (File No. 000-18460) filed June 16, 2006

10.15
Guarantee Agreement dated as of June 15, 2006 between Park Sterling (as successor by merger to Community Capital Corporation), as guarantor, and Wilmington Trust Company, as guarantee trustee, incorporated by reference to Exhibit 10.51 of Community Capital Corporation’s Current Report on Form 8-K (File No. 000-18460) filed June 16, 2006

21.1		Subsidiaries of Park Sterling, incorporated by reference to Park Sterling’s Annual Report on Form 10-K (File No. 001-35032) filed March 31, 2011

23.1	++	Consent of McGuireWoods LLP (included in Exhibits 5.1 and 8.1)

23.2	++	Consent of Luse Gorman Pomerenk & Schick, P.C. (included in Exhibit 8.2)

23.3	++	Consent of Dixon Hughes Goodman LLP, independent registered public accounting firm of Park Sterling

23.4	++	Consent of Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm of Citizens South

23.5	++	Consent of Keefe, Bruyette & Woods, Inc.

24.1	+	Power of Attorney

99.1	++	Preliminary form of Park Sterling Proxy Card

99.2	++	Preliminary form of Citizens South Proxy Card

99.3	++	Consent of Kim S. Price

99.4	++	Consent of Ben R. Rudisill, II

†
The schedules (and similar attachments) in the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules (and similar attachments) is contained in the merger agreement. Park Sterling agrees to furnish a supplemental copy of any omitted schedule (or similar attachment) to the SEC upon request.

+	Previously filed.
++	Filed herewith.
*	Management contract or compensatory plan or arrangement.

Item 22.              Undertakings.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)           That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6)           That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)           To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)           To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on August 1, 2012.

PARK STERLING CORPORATION

By:	/s/ James C. Cherry
James C. Cherry
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 1 to registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ James C. Cherry
James C. Cherry Chief Executive Officer and Director (Principal Executive Officer)	August 1, 2012

/s/ David L. Gaines
David L. Gaines Chief Financial Officer (Principal Financial Officer)	August 1, 2012

/s/ Susan D. Sabo
Susan D. Sabo Chief Accounting Officer (Principal Accounting Officer)	August 1, 2012

*
Walter C. Ayers Director	August 1, 2012

*
Leslie M. Baker Jr. Chairman of the Board	August 1, 2012

*
Larry W. Carroll Director	August 1, 2012

*
Jean E. Davis Director	August 1, 2012

*
Patricia C. Hartung Director	August 1, 2012

*
Thomas B. Henson Director	August 1, 2012

*
Jeffrey S. Kane Director	August 1, 2012

* By:	/s/ David L. Gaines
David L. Gaines
Attorney-in-Fact